Form 10-K, Exhibit 13
period 1996-12-31
AMBANC HOLDING CO INC
filed 1997-04-15
CIK 1000301

EXHIBIT 13

1996 ANNUAL REPORT

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------




                                                                          PAGE
                                                                          ----

President's Message to Stockholders ....................................     1

Selected Consolidated Financial Information ............................     2

Management's Discussion and Analysis of Financial Condition and
   Results of Operations ...............................................     4

Independent Auditors' Report ...........................................    22

Consolidated Statements of Financial Condition .........................    23

Consolidated Statements of Income ......................................    24

Consolidated Statements of Changes in Shareholders' Equity .............    25

Consolidated Statements of Cash Flows ..................................    26

Notes to Consolidated Financial Statements .............................    28

Corporate and Stockholder Information ..................................    58

Directors and Executive Officers .......................................    60

A MESSAGE FROM THE PRESIDENT
----------------------------

To Our Stockholders

     I am pleased to present the 2nd Annual Report to Stockholders of Ambanc Holding Co., Inc., the parent holding company of Amsterdam Savings Bank, FSB. Last year I told you that we would remain focused on providing a positive return on your investment. As you review the Annual Report you will see that we have been faithful to that promise. Two stock repurchases during 1996, totaling 1,030,227 shares, have reduced the company's outstanding shares to 4,392,023. This has given added value to the investor, and represents a solid investment in the company's future. The Proxy Statement contains a graph which will illustrate the increase in market price per share of the company's stock which occurred during 1996. We believe that this is an indication of the positive results of our efforts.

     I also told you last year that we are committed to a solid and steady future and that we would use the capital raised in the initial stock offering to expand customer services and utilize new technological developments. We have also kept that promise. Three new branch locations were secured in 1996, and all three will be opening for business in 1997. The new branch office in Guilderland, New York will be strategically located to serve our Albany and Schenectady customer base, in a newly constructed building, equipped with state-of-the-art electronic facilities and customer friendly furnishings. Construction is expected to be complete by mid-May 1997. The other two new locations will be in our Saratoga market area and will be super marketbranches. The opening date for both of these branches is April 14, 1997. We have also confirmed our commitment to the utilization of new technology by establishing a home page on the Internet. Our customers are now able to obtain current information about the bank's products and services "on-line" without leaving the comfort of their homes.

     Our biggest challenge for the future is to successfully compete with larger institutions for a profitable share of the Capital District market area. We believe that the key to meeting this challenge is to continue to do what we have always done the best -- deliver competitively priced products and services to our customers on a person-to-person basis. In our first full year as a single bank holding company we have built on the bank's heritage (dating back to 1886) of strength, stability and personal service. We have stood the test of time and boldly face the future with pride and confidence that we will meet the challenge of providing maximum shareholder value, growth, improvement and focus on the future.

     The support of our shareholders (many of whom are also our customers) and their continuous referrals of friends and neighbors is important to our growth and profitability. I would like to express my heartfelt gratitude to all of you and to our employees, officers, directors and customers for your ongoing loyalty and support.

Very truly yours,

Robert J. Brittain
President and Chief Executive Officer

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are selected consolidated financial and other data of the Company. This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes to the Consolidated Financial Statements of the Company presented elsewhere in this Annual Report.

                                                        December 31,
                                    ------------------------------------------------------
                                       1996       1995       1994      1993       1992
                                    ------------------------------------------------------
                                                       (In thousands)
Selected Consolidated
Financial Condition Data:
-------------------------
Total assets                          $472,421   $438,944   $343,334  $332,902   $323,492
Loans receivable, net                  248,094    249,991    261,581   220,647    244,437
Securities, available for sale         200,539     74,422      ---        ---       ---
Securities, held to maturity             ---        ---       53,390    57,797     36,767
Deposits                               298,082    311,239    293,152   294,780    297,849
Total borrowings                       108,780      ---       19,000      ---       ---
Total equity                            61,518     76,015     27,414    25,464     22,783

                                                   Years Ended December 31,
                                    ------------------------------------------------------
                                       1996       1995       1994      1993       1992
                                    ------------------------------------------------------
                                                       (In thousands)
Selected Consolidated
Operations Data:
---------------------
Total interest income                  $32,348    $25,582    $23,806   $23,789    $26,661
Total interest expense                  16,435     12,746     10,192    10,885     14,332
                                      --------   --------   --------   -------   --------
Net interest income                     15,913     12,836     13,614    12,904     12,329
Provision for loan losses                9,450      1,522      1,107     1,689        490
                                      --------   --------   --------   -------   --------
Net interest income after provision
   for loan losses                       6,463     11,314     12,507    11,215     11,839
Fees and service charges                   764        783        642       679        605
Gain (loss) on sales and
  redemptions of securities               (102)       225      ---        ---           5
Other noninterest income                   258        504        263       517        451
                                      --------   --------   --------   -------   --------
Total noninterest income                   920      1,512        905     1,196      1,061
Total noninterest expense               13,148     11,383     11,340     9,659      8,833
                                      --------   --------   --------   -------   --------
Income (loss) before taxes and
  cummulative effect of a change
  in accounting principle               (5,765)     1,443      2,072     2,752      4,067
Income tax provision (benefit)          (1,929)       586        122       671      1,568
Cummulative effect of a change
  in accounting principle related to
  SFAS No. 109                           ---        ---        ---         600      ---
                                      --------   --------   --------   -------   --------
Net income (loss)                      ($3,836)      $857     $1,950    $2,681     $2,499
                                      ========   ========   ========   =======   ========
(Loss) per share (1)                    ($0.81)       N/A        N/A       N/A        N/A

(1) Loss per share was calculated net of unearned ESOP shares. Average shares outstanding for the year 1996 were 4,761,393. Per share earnings were not calculated for the comparable periods since the Company had no stock outstanding prior to its initial public offering completed on December 26, 1995.

                                                          Years Ended December 31,
                                         ------------------------------------------------------
                                            1996       1995      1994       1993       1992
                                         ------------------------------------------------------

Selected Consolidated Financial
Ratios and Other Data:
Performance Ratios:
Return on average assets                         (0.84%)     0.25%     0.59%      0.83%      0.79%
Return on average equity (1)                     (5.24)      3.00      7.36      11.00      11.68
Interest rate spread information:
  Average during period                           2.74       3.36      4.01       3.85       3.66
  Net interest margin (2)                         3.66       3.87      4.34       4.19       4.08
Efficiency Ratio (3)                             62.88      68.18     63.46      61.06      60.88
Ratio of operating expense to average
    total assets                                  2.86       3.37      3.38       2.97       2.74
Ratio of average interest-earning assets
    to average interest-bearing liabilities     124.26     113.31    110.24     109.53     108.84

Asset Quality Ratios:
Non-performing assets to total assets
    at end of period                              1.18       2.72      4.15       5.06       4.76
Non-performing loans to total loans               1.94       3.48      3.97       5.07       4.23
Allowance for loan losses to non-
    performing loans                             70.47      30.10     21.42      28.59      29.52
Allowance for loan losses to total
    loans receivable                              1.37       1.05      0.85       1.47       1.27

Capital Ratios:
Equity to total assets at end of period (1)      13.02      17.32      7.98       7.65       7.04
Average equity to average assets (1)             15.95       8.30      7.96       7.52       6.76

Other Data:
Number of full-service offices                    9          9         7          6          6
--------------------------------------

(1) Period end and average asset and equity amounts reflect securities available for sale at fair value, with net unrealized gains/losses, net of tax, included as a component of equity.

(2) Net interest income divided by average interest-earning assets

(3) The efficiency ratio represents operating expenses (excluding real estate owned and repossessed asset expense of $2.6 million, $1.6 million, $2.1 million, $1.0 million and $534,000 for the fiscal years ended December 31, 1996, 1995, 1994, 1993, and 1992 respectively), divided by the sum of net interest income and non-interest income.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
General

      The most significant events of the 1996 fiscal year were: (i) the completion of the Company's two 10% stock repurchase programs, which resulted in the buy-back of 1,030,227 shares of common stock; (ii) the bulk sales of certain performing and non-performing loans and foreclosed real estate; and (iii) the filing for Chapter 11 bankruptcy protection by the Bennett Funding Group, a lease finance company that had a $3.6 million aggregate lending relationship with the Company at the time of the bankruptcy filing.


      All references to the Company prior to December 26, 1995, the conversion date, except where otherwise indicated, are to Amsterdam Savings Bank, FSB. (the "Bank"), the Company's wholly owned bank subsidiary. As of December 31, 1995, the Company had no material results of operations; accordingly, the following discussion relates primarily to the Bank's results of operations for periods prior to fiscal year 1996.

      When used in this annual report, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties -- including, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

      The Company does not undertake -- and specifically disclaims any obligation -- to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Management Strategy

     Management's primary goal is to improve the Company's profitability while minimizing its risks. To meet these goals, the Company's strategies focus on:
(i) emphasizing one- to four- family residential mortgage lending, home equity loans, and consumer loans, especially automobile loans; (ii) asset quality;
(iii) increasing the Company's subsidiary Bank's presence in its market area primarily through the establishment of low-cost supermarket branches; and (iv) managing interest rate risk.

     Emphasizing Lending Secured by One- to Four-Family Residential Mortgages, Home Equity and Consumer Products

     The Company's bank subsidiary has emphasized and plans to continue to emphasize originating traditional one- to four-family residential mortgage, home equity and consumer loans in its primary market area.


      During 1996, 1995, and 1994, the Bank originated $47.7 million, $8.3 million and $56.0 million, respectively, of loans secured by one-to-four-family residences, home equity loans of $14.3 million, $7.9 million and $7.9 million, respectively, and $7.7 million, $18.4 million and $17.2 million, respectively, of consumer loans. At December 31, 1996, the Bank had $158.2 million of loans secured by one- to four-family residences, $22.8 million of home equity loans and $26.0 million of consumer loans representing 63.1%, 9.1% and 10.3%, respectively, of the Bank's gross loan portfolio.


     Asset  Quality

     The Bank's loan portfolio consists primarily of one- to four-family residential and home equity loans, which are considered to have less risk than commercial and multi-family real estate or consumer loans. The Bank has de-emphasized its commercial and multi-family real estate lending, with the portfolio shrinking from $50.1 million at December 31, 1995, to $34.7 million at December 31, 1996. During the same period, the Bank's portfolio of loans secured by one- to four-family and home equity mortgage loans has grown from $151.0 million to $181.0 million.


      The Bank's non-performing assets consist of non-accruing loans, accruing loans delinquent more than 90 days, troubled debt restructurings and foreclosed assets. The Bank has established a high priority for its loan collection efforts and has aggressively marketed real estate owned properties in order to increase operating earnings.


     At the end of the first quarter of 1996, non-performing loans increased due to the Chapter 11 bankruptcy filing by the Bennett Funding Group, a lease financing company that had a $3.6 million aggregate lending relationship with the Company at the time of the filing. During 1996, the Company recorded a provision for loan losses related to the Bennett relationship of $2.8 million on a loan relationship exposure of $3.6 million. During December 1996, $1.7 million of Bennett's total loan balance was charged-off against the allowance for loan losses previously established through charges to earnings. Negotiations with the Bennett bankruptcy trustee related to the Bank's total Bennett relationship are in process, and, based upon discussions to date, the Bank believes that the remaining $1.1 million loan loss reserve for Bennett is adequate.

     The Company has been severely handicapped by the level of its non-performing assets, resulting in significant resources allocated to managing these assets, as well as reduced earnings. The Company decided to dispose of certain non-performing assets in a bulk sale versus continuing to resolve the problems on an asset specific basis in order to accelerate the reduction in loan portfolio credit risk, reduce the drag on earnings that resulted from these assets, enhance overall asset quality and better position the Company to achieve its strategic goals. Accordingly, during the fourth quarter of 1996, the Company sold certain non-performing commercial type loans totaling $13.8 million and other performing loans with relatively high credit risk (primarily manufactured home loans) totaling $10.7 million and other real estate owned totaling $2.5 million. The net sales proceeds totaled $20.4 million, resulting in a loss of $6.6 million, which was charged against the allowance for loan losses
(approximately   $5.6   million)  and  to  other  real  estate   owned   expense
(approximately $1.0 million). Primarily as a result of the bulk sale, non-performing assets as a percentage of total assets improved to 1.18% at December 31, 1996, from 2.72% at December 31, 1995. In addition, the Bank's ratios of non-performing loans to total loans and the allowance for loan losses to non-performing loans also improved. The ratio of non-performing loans to total loans declined to 1.94% at December 31, 1996 from 3.48% at December 31, 1995. The ratio of the allowance for loan losses to non-performing loans increased to 70.47% at December 31, 1996 from 30.10% at December 31, 1995. See "--Selected Consolidated Financial Ratios and Other Data, Asset Quality Ratios," herein.


      Increasing the Bank's Presence in its Market Area Primarily through the Establishment of Low-Cost Supermarket Branches

     Since November 1994, the Bank has opened three branch offices in supermarkets, with one located in each of Schenectady, Albany and Montgomery Counties, New York. The Bank will be opening its fourth and fifth supermarket branches in April of 1997. These branch offices will both be located in Saratoga County, New York, one of the fastest growing counties in New York State. Management believes that these supermarket branch offices are an effective way to service its customers due to their size, efficiency and convenient, high traffic locations.


      In addition to the two new supermarket branch offices, the Bank will also open a "traditional" branch office in 1997. This branch office will be located in the Town of Guilderland, Albany County, New York, in a new shopping center being constructed at the intersection of N.Y.S. Routes 20 and 155, a high traffic area.


      With the opening of its three new branch offices in 1997, the Bank will be operating 12 full-service branch locations in its primary market area, all of which provide customers with 24-hour access to ATMs.

      Managing  Interest Rate Risk.

     The Bank has an asset/liability management committee ("ALCO") that meets weekly to develop, implement and review policies to manage interest rate risk. The Bank has endeavored to manage its interest rate risk through the pricing and diversification of its loans, including the introduction of new, first mortgage loan products with shorter terms to maturity or with different interest rate adjustment periods, the origination of consumer loans with shorter average lives or which reprice at shorter intervals than fixed and adjustable-rate one- to four-family residential loans and, from time to time, the purchase of short- to intermediate-term securities available for sale.

Financial Condition

     Comparison of Financial Condition at December 31, 1996 and December 31, 1995. Total assets at December 31, 1996, were $472.4 million, an increase of $33.5 million, or 7.6%, compared to total assets of $438.9 million at December 31, 1995. The growth in total assets was primarily attributable to a $126.1 million increase in securities available for sale, mainly mortgage-backed securities which increased $103.1 million. The growth of $33.5 million in total asset was funded by an increase in borrowed funds of $108.8 million, primarily securities sold under agreements to repurchase, which increased to $102.8 at December 31, 1996, from zero at December 31, 1995. Before committing the Company to a significant change in the composition of its balance sheet, management completed an analysis to measure the projected impact on the Company's net interest income and the net interest margin. On the basis of its analysis, management determined that the benefit of a projected significant increase in net interest income, although at a spread lower than the Company's traditional spread between interest-earning assets and interest-bearing liabilities, outweighed the negative impact from a projected narrowing in the Company's net interest margin. See "Net Interest Income" and "Asset/Liability Management" herein.


      Total deposits at December 31, 1996, were $298.1 million, a decrease of $13.2 million, or 4.2%, compared to $311.2 million the prior year. The decrease was primarily due to declines in certificates of deposit of $5.4 million, passbook and statement savings accounts ("savings accounts") of $4.7 million, and money market accounts of $2.4 million. On the basis of the Bank's statistical and anecdotal monitoring reports of withdrawals and account closeouts, management believes that the declines in deposit balances resulted, in part, from a shift by some of the Bank's depositors of a portion of their investable funds into alternative investment vehicles, such as stock mutual funds, during 1996.

      Total stockholders' equity decreased $14.5 million to $61.5 million mainly as the result of the Company's stock buy-backs totaling $11.2 million and the net loss of $3.8 million recorded for the year ended December 31, 1996, partially offset by a $527,000 decrease in unearned shares held by the Company's Employee Stock Ownership Plan ("ESOP").

Results of Operations

Comparison of Fiscal Years Ended December 31, 1996 and 1995

      General.

     For the fiscal year ended December 31, 1996, the Company recorded a net loss of $3.8 million compared to net income of $857,000 for the prior year. The net loss for 1996 was attributable primarily to the provision for loan losses of $9.5 million; which was primarily related to the bulk sale of certain performing and non-performing loans and the Company's aggregate lending relationship with the Bennett Funding Group ("Bennett"). See "--Provision for Loan Losses."

      Interest  Income.

     Interest income increased $6.8 million, or 26.4%, to $32.3 million in 1996 from $25.6 million in 1995. The increase in interest income resulted from a $103.2 million, or 31.2%, increase in the Company's average interest-earning assets, primarily securities available for sale, which increased $106.5 million, or 214% in 1996, to $156.1 million at December 31, 1996, compared to $49.6 million of securities held to maturity in 1995. The average yield earned on the Company's securities increased 89 basis points to 7.00% in 1996 compared to 6.11% in 1995.


     However, overall the average yield earned on interest-earning assets decreased 28 basis points to 7.44% in 1996 from 7.72% in the prior year. The decrease in the average yield earned was mainly the result of the change in the mix of average interest-earning assets with lower yielding securities available for sale increasing as a percent of the total mix, rising to 36.4% during 1996 from 15.5% in 1995, while the percentage of higher yielding loans to total interest-earning assets declined to 60.3% from 78.9% for the same periods.

      Interest Expense.

     Interest expense increased by $3.7 million, or 28.9%, to $16.4 million in 1996 compared to $12.7 million in 1995. Average interest-bearing liabilities increased $57.3 million, or 19.6%, to $349.7 million in 1996 compared to $292.4 million during the prior year. During the same periods, the average rate paid on interest-bearing liabilities increased by 34 basis points to 4.70% from 4.37%. The increase in interest expense was due primarily to a $62.7 million increase in the average outstanding balance of borrowed funds to $67.6 million from $4.9 million in 1995, mainly resulting from an increase in securities sold under agreements to repurchase, which grew $56.8 million to $57.8 million in 1996 from $1.0 million in 1995. Average borrowed funds, with an average rate of 5.94%, increased to 19.3% of total interest-bearing liabilities for 1996 up from 1.7% in 1995 while average savings accounts, with an average rate of 3.04% in 1996, declined to 29.5% from 37.2% in 1995 and average certificates of deposit, with an average rate of 5.65% in 1996, decreased to 43.0% of the funding mix in 1996 from 50.4% the prior year.

      Net Interest Income.


     Net interest income before provision for loan losses increased $3.1 million, or 24.0%, to $15.9 million for the year ended December 31, 1996, compared to $12.8 million for 1995. As a result of implementing the Company's strategy to enhance net interest income through the restructuring of its balance sheet through the use of leveraged reverse repurchase agreements, net interest income increased approximately $1.4 million. Partially offsetting the increased net interest income attributable to average net earning asset growth was a decline in the net yield on average interest-earning assets of 21 basis points to 3.66% in 1996 from 3.87% in 1995, primarily the result of the changes in the composition of average interest-earning assets and average interest-bearing liabilities as discussed above. See "Financial Condition","Interest Income", "Interest Expense" and "Asset Liability Management" herein.


      Provision for Loan Losses.


     The provision for loan losses increased $8.0 million to $9.5 million in 1996 from $1.5 million during 1995. The increase resulted primarily from the Company's bulk sale of certain performing and non-performing loans in the fourth quarter of 1996, the aggregate lending relationship with the Bennett Funding Group (see "Asset Quality" herein), a company that filed for Chapter 11 bankruptcy protection on March 29, 1996, as well as the Company's continual review of its loan portfolio. In order to accelerate its objective of reducing credit risk in the loan portfolio and better position the Company to achieve its strategic goals, management considered it to be more prudent to complete the bulk sale of certain non-performing commercial type loans and manufactured home loans (which are considered a higher credit risk consumer product), versus continuing to address these assets on an asset specific basis (see "Asset Quality" herein).


     The Bank records a provision for loan losses based upon its analysis of the adequacy of the allowance for loan losses. Management determines the adequacy of the allowance for loan losses based upon its analysis of risk factors in the loan portfolio. This analysis includes evaluation of concentrations of credit, historical loss experience, current economic conditions, estimated fair value of underlying collateral, delinquencies, and other factors.


     While the increase in the 1996 provision for loan losses was primarily due to the Bennett relationship and the result of the bulk loan sale, it was also due to weaknesses in the economy in the Bank's primary market area, decreases in the value of real estate (the primary collateral securing many loans) in the region, as well as increases in charge-offs, even after excluding the effects of the bulk loan sales and the Bennett relationship.

     At December 31, 1996, the Bank's allowance for loan losses totaled $3.4 million, or 1.4% of total loans and 70.5% of non-performing loans, compared to $2.6 million, or 1.1% of total loans and 30.1% of non-performing loans at December 31, 1995.


      Non-interest Income.

     Non-interest income decreased by $592,000 to $920,000 for the year ended December 31, 1996, from $1.5 million in 1995. The primary reasons for the decline in non-interest income were the receipt by the Bank of a non-recurring FDIC deposit insurance premium refund of $189,000 in 1995, net losses on the sale of securities available for sale of $102,000 in 1996 compared to a net gain in the prior year of $225,000 and the receipt in 1995 of non-recurring insurance proceeds related to a fire loss on a real estate owned property in the amount of $76,000. In late 1995, the Bank's securities portfolio was yielding below market rates. As a result, the Bank decided in early January 1996 to $34 million of its holdings and reinvest the proceeds in then current higher yielding securities, based on a projection that the losses on the sales would be recovered in approximately six-months.


      Non-interest Expense.

     Non-interest expense increased $1.8 million to $13.1 million for the year ended December 31, 1996, an increase of 15.5%, from $11.4 million in 1995. The primary reasons for the increase were a $962,000 increase in the net costs associated with the Bank's real estate owned and repossessed assets and an increase in salaries, wages, and benefits of $694,000, or 15.8% over the prior year.

     The increase in the expenses related to real estate owned and repossessed assets resulted primarily from the bulk sale of certain foreclosed real estate properties at an amount below book value, which increased expenses by approximately $1.0 million. Although these assets had been carried at fair value, the Bank was willing to accept a price lower than book value as part of this bulk sale in order to reduce the drag on earnings that resulted from carrying these non-performing assets. This increase was partially offset by a decline in other write-downs of real estate owned of $377,000 to $877,000 for 1996 compared to $1.3 million during 1995. Also contributing to the increase was an increase in expenses related to holding these assets.

     The increase in salaries, wages, and benefits was primarily attributable to the Company's Employee Stock Ownership Plan ("ESOP"), that was established at the time of conversion. The year ended December 31, 1996, was the first year in which the Company was required to recognize compensation expense related to the ESOP. The amount of the expense recorded for 1996 was $527,000. Excluding the ESOP expense, salaries, wages, and benefits increased $167,000, or 3.8%, to $4.6 million from $4.4 million in 1995 due mainly to normal cost of living and merit increases.

      All other non-interest expenses increased by $109,000, or 2.0%, to $5.5 million in 1996 from $5.4 million the prior year. Increases related to occupancy and equipment, data processing, professional fees, and certain other expense categories totaling $974,000 were offset almost entirely by decreases of $865,000 in certain other expense categories, primarily FDIC deposit insurance premiums, which declined by $531,000 from $533,000 in 1995 to $2,000 in 1996 due to a decrease in the rates charged to well-capitalized, Bank Insurance Fund
(BIF) member institutions such as the Bank, and the recording of non-recurring expenses of $205,000 in 1995 pertaining to the seizure and liquidation of Nationar by the Superintendent of Banks of N.Y.S.

      Income Tax Expense.

     Due to the pre-tax loss of $5.8 million incurred in 1996 as compared to pre-tax income of $1.4 million in 1995, the Company recorded a tax benefit of $1.9 million for 1996 compared to an expense of $586,000 in 1995.

Comparison of Fiscal Years Ended December 31, 1995 and 1994

      General.

     Net income for the year ended December 31, 1995, decreased $1.1 million, or 56.1%, to $857,000 from $2.0 million for the year ended December 31, 1994. The decrease in net income resulted primarily from a decline in net interest income before provision for loan losses of $778,000, or 5.7%, an increase in the provision for loan losses of $415,000, or 37.5%, and an increase in non-interest expenses of $43,000, or 0.4%, partially offset by an increase in non-interest income of $607,000, or 67.1%.


      Interest Income.

     Interest income increased $1.8 million, or 7.5%, to $25.6 million in 1995 from $23.8 million in 1994. The increase in interest income was the result of a $17.7 million, or 5.6%, increase in the Bank's average interest-earning assets (primarily loans receivable) for the year ended December 31, 1995, to $331.3 million, compared to $313.6 million during 1994. The yield earned on the Bank's interest-earning assets increased 13 basis points to 7.72% in 1995 from 7.59% in 1994. This increase was primarily a result of an increase in rates earned on federal funds sold by the Bank.

      Interest Expense.

     Interest expense increased by $2.5 million, or 25.1%, to $12.7 million for the year ended December 31, 1995, from $10.2 million in 1994. Average interest-bearing liabilities increased $7.9 million, or 2.8%, to $292.4 million in 1995 from $284.5 million in 1994 and the average rate paid on interest-bearing liabilities increased by 75 basis points to 4.33% from 3.58% during the same periods. The increase in interest expense, however, was primarily the result of a $37.6 million increase in the average outstanding balance of the Bank's certificate accounts (approximately $14.0 million of which represented a shift from lower earning savings accounts at the Bank) coupled with a 118 basis point increase in the rates paid on such accounts. In this regard, the Bank offered attractive promotional rates on certain certificate accounts in connection with the supermarket branch openings.

      Net Interest Income.

     Net interest income before provision for loan losses decreased $778,000, or 5.7%, to $12.8 million for the year ended December 31, 1995, compared to $13.6 million for 1994. The decrease was primarily due to a 65 basis point decline in the Bank's average net interest rate spread to 3.36% in 1995 from 4.01% in 1994, partially offset by an increase in average net earning assets of $9.8 million, or 33.6%, to $38.9 million in 1995 from $29.1 million in 1994. The Bank's average net yield on interest-earning assets also declined in 1995 to 3.87% from 4.34% in 1994.

      Provision  for  Loan  Losses.

     The provision for loan losses increased $415,000, or 37.5%, to $1.5 million for the year ended December 31, 1995, from $1.1 million for the year ended December 31, 1994. This increase was attributable mainly to increased non-accruals for consumer loans secured by recreational vehicles and to a lesser extent manufactured homes. These types of loans typically have a higher risk of loss associated with them than real estate loans since they are generally secured by rapidly depreciable assets. Management's decision to increase the provision for loan losses was impacted primarily by management's analysis of the Bank's asset quality and the level of its allowance for loan losses. At December 31, 1995, the Bank's allowance for loan losses totaled $2.6 million or 1.1% of total loans and 30.1% of total non-performing loans.

      Non-interest  Income.

     Total non-interest income increased $607,000, or 67.1%, to $1.5 million for the year ended December 31, 1995, from $905,000 for the year ended December 31, 1994. The primary reasons for the improvement in non-interest income in 1995 were a non-recurring FDIC deposit insurance premium refund of $189,000 and net gains on the sale of securities available for sale of $225,000 on the sale of securities available for sale. Also contributing to the increase in non-interest income were a $46,000 increase in commissions from annuity and mutual fund sales by the Bank's insurance agency subsidiary and the receipt of insurance proceeds related to a fire loss on real estate owned property in the amount of $76,000.

      Non-interest  Expense.

     Total non-interest expense increased $43,000, or 0.4%, to $11.4 million for 1995 compared to $11.3 million for 1994. The increase in non-interest expense was due to a $355,000, or 8.8% increase in salaries, wages, and benefits as a result of normal cost of living and merit increases and the addition of 13 full-time equivalent employees for the three supermarket branch offices opened since November of 1994. Also contributing to the increase was an increase of $232,000 in data processing fees, of which $105,000 was related to the implementation of check imaging, an increase of $151,000, or 14.1%, in occupancy and equipment expenses, due mainly to the addition of the three supermarket branches, partially offset by a decrease in other non-interest expenses of $695,000. The decrease in other non-interest expenses resulted primarily from a $451,000 decline in real estate owned and repossessed assets expenses and a $259,000 reduction in correspondent bank processing fees as a result of the Bank's decision to no longer outsource certain processes. Also contributing to the overall decrease in other non-interest expenses was a reduction in the Bank's FDIC, Bank Insurance Fund (BIF)-member, deposit insurance premiums of $188,000 due to a downward revision by the FDIC in its premium schedule for BIF-member institutions in anticipation of the BIF achieving its statutory reserve ratio. The lower premiums for BIF-member institutions became effective in the third quarter of 1995. Partially offsetting these decreases were a charge of $175,000 for legal costs related to a lawsuit in which the Bank was the defendant and the establishment of loss reserves totaling $205,000 related to the Bank's relationship with Nationar.

      Income Tax Expense.

     Income tax expense increased by $464,000 to $586,000 for 1995. The increase was due to a $641,000 decrease in the deferred tax asset valuation allowance during 1994, which reduced income tax expenses in 1994, with no such credit in 1995.

Average Balances, Interest Rates and Yields

     The following table presents for the periods indicated the total dollar amount of interest income earned on average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense incurred on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans with interest earned on a cash basis only.

                                                                             Years Ended December 31,
                                             ---------------------------------------------------------------------------------------
                                                          1996                           1995                          1994
                                             ----------------------------  ---------------------------   ---------------------------
                                             Average   Interest    Yield/  Average   Interest    Yield/  Average   Interest   Yield/
                                             Balance   Inc./Exp.    Rate   Balance   Inc./Exp.    Rate   Balance   Inc./Exp.   Rate
                                             --------  ---------  -------  -------   ---------  -------  -------   ---------  ------
                                                                            (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable (1)                      $262,193    $20,557     7.84% $261,482    $21,385     8.18% $240,192    $19,718    8.21%
  Securities-available for sale (2)          156,093     10,921     7.00     ---        ---       ---      ---        ---      ---
  Securities-held to maturity                  ---        ---        ---    49,598      3,028     6.11    55,890      3,360    6.01
  Federal Home Loan Bank Stock                 2,013        130     6.46     1,867        143     7.66     1,670        127    7.60
  Federal funds sold                          14,218        740     5.20    18,352      1,026     5.59    15,878        601    3.79
                                             --------  ---------           -------   ---------           -------   ---------
      Total interest-earning assets (1)(2)   434,517     32,348     7.44   331,299     25,582     7.72   313,630     23,806    7.59
                                             --------  ---------           -------   ---------           -------   ---------
Interest-Bearing Liabilities
  Savings deposits                           103,931      3,162     3.04   108,747      3,300     3.03   135,747      4,123    3.04
  NOW  deposits                               19,124        527     2.76    18,640        511     2.74    18,583        510    2.74
  Certificates of deposit                    150,300      8,492     5.65   147,348      8,272     5.61   109,713      4,861    4.43
  Money market accounts                        8,765        243     2.77    10,362        285     2.75    13,253        364    2.75
  Borrowed funds                              67,572      4,011     5.94     4,880        299     6.11     5,471        307    5.61
  Advances from borrowers for taxes and
     insurance, and stock subscription
     proceeds                                  ---        ---       ---      2,402         79     3.28     1,725         27    1.57
                                             --------  ---------           -------   ---------           -------   ---------
      Total interest-bearing liabilities     349,692     16,435     4.70   292,379     12,746     4.36   284,492     10,192    3.58
                                             --------  ---------           -------   ---------           -------   ---------
    Net interest income                                 $15,913                       $12,836                       $13,614
                                                       =========                     =========                     =========
    Net interest rate spread (1)(2)                                 2.74%                         3.36%                        4.01%
                                                                    =====                         =====                        =====
    Net earning assets  (1)(2)              $84,825                        $38,920                       $29,138
                                            ========                       =======                       =======
    Net yield on average
         interest-earning assets (1)(2)                             3.66%                         3.87%                        4.34%
                                                                    =====                         =====                        =====
    Average interest-earning assets/
      average interest-bearing liabilities   124.26%                        113.31%                       110.24%
                                            ========                        =======                       =======
---------------------------------------------

(1) Calculated net of deferred loan fees, loan discounts and loans in process.
(2) Net of Securities available for sale pending settlement and net unrealized gains/(losses).

Rate/Volume Analysis of Net Interest Income

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and the changes due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                             Year Ended December 31,
                                        -----------------------------------------------------------------
                                                1996 vs. 1995                    1995 vs. 1994
                                        -----------------------------------------------------------------
                                            Increase                           Increase
                                           (Decrease)                         (Decrease)
                                             Due to            Total            Due to           Total
                                        -----------------     Increase    ------------------    Increase
                                         Volume      Rate    (Decrease)     Volume      Rate   (Decrease)
                                        --------    ------    ---------    --------    ------   ---------
                                                              (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable (1)                      $58      ($886)     ($828)     $1,739       ($72)   $1,667
  Securities-available for sale (2)      10,921         --     10,921          --         --        --
  Securities-held to maturity            (3,028)        --     (3,028)       (389)        57      (332)
  Federal Home Loan Bank Stock               13        (26)       (13)         15          1        16
  Federal Funds sold                       (219)       (67)      (286)        105        320       425
                                        --------    ------    ---------    --------    ------   ---------
      Total interest-earning assets       7,745       (979)     6,766       1,470        306     1,776
                                        --------    ------    ---------    --------    ------   ---------
Interest-Bearing Liabilities
  Savings deposits                         (145)         7       (138)       (809)       (14)     (823)
  NOW  deposits                              13          3         16           2         (1)        1
  Certificates of deposit                   167         53        220       1,920      1,491     3,411
  Money market accounts                     (44)         2        (42)        (80)         1       (79)
  Borrowed funds                          3,720         (8)     3,712         (50)        42        (8)
  Advances from borrowers for taxes and
    insurance, and stock subscription
    proceeds                                (45)       (34)       (79)         17         35        52
                                        --------    ------    ---------    --------    ------   ---------
   Total interest-bearing liabilities    $3,666        $23      3,689      $1,000     $1,554     2,554
                                        ========    ======    ---------    ========   =======   ---------
  Net interest income                                          $3,077                            ($778)
                                                             =========                          ========
-------------------------------------

(1) Calculated net of deferred loan fees, loan discounts and loans in process.
(2) Net of Securities available for sale pending settlement and net unrealized gains/(losses).

Asset/Liability Management

      The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis or at a different pace from its interest-earning assets. Management of the Bank believes it is important to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.


     Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of the deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is defined as 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Furthermore, the Bank, due to its asset size and level of risk-based capital is exempt from this requirement. At December 31, 1996, a change in interest rates of positive 200 basis points would have resulted in a 4.14% decrease (as a percentage of the net present value of the Bank's assets) in the Bank's NPV while a change in interest rates of negative 200 basis points would have resulted in a 2.43% increase (as a percentage of the net present value of the Bank's assets) in the Bank's NPV. Accordingly, the Bank's interest rate risk was considered normal under OTS regulations and no additional risk-based capital would have been required at December 31, 1996.

      Presented below, as of December 31, 1996, is an analysis of the Bank's interest rate risk as calculated by the OTS, measured by changes in the Bank's NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points increments, up and down 400 basis points.


                                         Net Portfolio Value
                                         -------------------
            Change in
            Interest Rate           $ Amount    $ Change      % Change
            -------------           --------    --------      --------
           (Basis Points)               (Dollars in Thousands)

               +400                 $17,103     $(38,857)        (69)%
               +300                  26,503      (29,459)        (53)
               +200                  36,446      (19,514)        (35)
               +100                  46,552      ( 9,409)        (17)
               ----                  55,961        ----          ----
               -100                  62,976        7,016          13
               -200                  67,404       11,444          20
               -300                  71,920       15,959          29
               -400                  77,826       21,865          39

      Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the previous table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

     The Bank maintains an asset/liability committee ("ALCO") which meets weekly to review interest rate risk management strategy and to review the Bank's investment strategy for loans and securities, monitor investment performance and to take any actions necessary for adjusting future investment direction. In managing its asset/liability mix, and depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, the Bank may place more emphasis on limiting interest rate risk than on enhancing its net interest income. Management believes that the stability which can be obtained by limiting interest rate risk can more than offset the benefits which can be derived from seeking to enhance the net interest margin on a short-term basis.

      In managing its asset/liability mix, the Bank, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place greater emphasis on maximizing its net interest margin than on matching the interest rate sensitivity of its assets and liabilities, in an effort to improve or maintain its spread. Management believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of decline or stable interest rates, provide high enough returns to justify the increased vulnerability to sudden and unexpected increases in interest rates which can result from such a mismatch. As a result, the Bank may at certain times be more vulnerable to rapid increases in interest rates than some other institutions which concentrate principally on matching the maturities of their assets and liabilities.

      In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

     In addition, as part of its asset/liability management process, the Bank subscribes as a member of the Federal Home Loan Bank of New York to the Interest Rate Risk Service provided by the Federal Home Loan Bank of Atlanta (FHLBA). The Bank directly furnishes the FHLBA with the starting data needed to run the asset/liability simulation model developed by the FHLBA. The required starting data consists of the Bank's quarterly OTS call report. The schedules from this report, provide the FHLBA with asset, liability and capital positions in addition to maturity, rate and repricing information. The FHLBA's simulation model identifies the Bank's exposure to interest rate risk by measuring the estimated interest rate sensitivity of the participating institution's Net
Portfolio Value (NPV), the estimated sensitivity of the institution's net interest income (NII), and the institution's estimated maturity gap position. In most cases the FHLBA has followed OTS methodology, however, because of differences in modeling techniques and assumptions, the FHLBA results may differ from estimates generated by the OTS.


     Management believes that the strategy related to the purchase of securities with borrowed funds and the simultaneous pledging of those securities as securities sold under agreements to repurchase does not expose the Company's net interest income and its net interest margin (NIM) to an unacceptable level of sensitivity to changes, either up or down, in interest rates. See "Financial Condition" and "Net Interest Income" herein. Management is aware, however, that by pursuing the balance sheet strategy it followed, that the Bank's NPV would be more sensitive to changes in interest rates. Based on the FHLBA's Peer Group Report for December 31, 1996, if rates increased 200 basis points, the Bank's NPV would decline 29.6% from its base NPV (compared to the OTS calculated 35% in the table above) while the median decline for its peers was 22.6%. However, if interest rates increased 400 basis points, the Bank's NPV would decline by 67.1% (compared to the OTS calculated 69% in the table above) while the median decline for its peer group was estimated at 47.2%.


     When the Bank is compared to its peers in regard to changes in net interest income and net interest margin, the Bank becomes less interest rate sensitive than its peer group. With a 200 basis point increase in interest rates, the Bank's NII would decline by an estimated 3.9% compared to its peer group's median decline of 8.5%. If rates increased 400 basis points, the Bank's NII would decline by 9.2% compared to a median decline of 18.6% for its peer group.


     Given a 200 basis increase in interest rates as of December 31, 1996, the Bank's NIM would decline 13 basis points from its base case rate of 3.14% to 3.01%, compared to a peer group decline to 2.66% from 2.83%, a decline of 17 basis points. If interest rates increased 400 basis points, the Bank's NIM would decline 29 basis points to 2.85% from the base margin of 3.14% while the peer group's NIM would decline by 42 basis points to 2.41% from 2.83%.


Liquidity and Capital Resources

      The Bank's primary sources of funds for operations are deposits from its market area, principal and interest payments on loans and securities available for sale , proceeds from the maturity of securities available for sale, advances from the FHLB of New York and proceeds from the sale of securities sold under agreements to repurchase ("reverse repo"). While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

     The primary investing activities of the Company are the origination of loans and purchase of securities. During, 1996, 1995 and 1994 the Bank's loan originations totaled $81.4 million, $50.2 million and $91.2 million, respectively. The Bank purchased securities held for investment during the year ended December 31, 1994 of $12.2 million. During 1995, the Bank purchased $47.0 million of securities and classified such securities, consistent with the reclassification of all investment and mortgage-backed securities at December 31, 1995, as available for sale. In 1996, the Company purchased $192.6 million of securities and classified such securities as available for sale.


     The primary financing activity of the Bank is the attraction of deposits. However, during the years ended December 31, 1996 and 1994, the Bank experienced net decreases in deposits of $13.2 million and $1.6 million, respectively. During the year ended December 31, 1995, the Bank experienced a net increase in deposits of $18.1 million. Management believes that the decrease in deposits during the year ended December 31, 1996, was the result, in part, to some of the Bank's depositors deciding to pursue alternative investment opportunities, such as stock mutual funds, with a portion of their investable funds. The net increase of $18.1 million in 1995 resulted from an increase of $41.2 million in certificates of deposit, partially offset by declines in savings and transaction accounts. The increase in certificates of deposit was the result of the Bank's aggressive 1995 marketing campaigns related, in part, to the three supermarket branches that the Bank opened since November 1994.

      The Bank is required to maintain a minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 5% and the short-term liquidity ratio is 1%. The Bank's average daily liquidity ratio for the month of December 1996 was 7.5%, and its short-term liquidity for the same month was 1.6%.

      The Bank's most liquid assets are cash and cash equivalents, which consist of federal funds sold and bank deposits. The level of these assets is dependent on the Bank's operation, financing and investing activities during any given period. At December 31, 1996, 1995 and 1994 cash and cash equivalents totaled $10.9 million, $84.6 million and $16.3 million, respectively.


      The Bank anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 1996, the Bank had commitments to originate loans of $1.9 million as well as undrawn commitments of $5.9 million on home equity and other lines of credit. Certificates of deposit which are scheduled to mature in one year or less at December 31, 1996, totaled $91.1 million. Management believes that a significant portion of such deposits will remain with the Bank. However, if the Bank is not able to maintain its historical retention rate on maturing certificates of deposit, it may consider employing the following strategies: (i) increase its borrowed funds position to compensate for the deposit outflows; (ii) increase the rates it offers on these deposits in order to increase the retention rate on maturing certificates of deposit and/or to attract new deposits; or (iii) attempt to increase certificates of deposit through the use of deposit brokers. Depending on the level of market interest rates on the renewal dates of the certificates of deposit, the employment of one or a combination of these strategies could result in higher or lower levels of net interest income and net income.

      The Bank is also involved as plaintiff or defendant in various legal actions in the normal course of its business. For additional information regarding such legal matters see "Business-Legal Proceedings" and Note 13(a) of the Notes to Consolidated Financial Statements.

     The Company also has a need for, and sources of, liquidity. Liquidity is required to fund its operating expenses, as well as for the payment of any dividends to stockholders. The Company currently has no significant liquidity commitments as operating costs are modest and dividends to stockholders are discretionary and to date no dividends have been declared or paid. At December 31, 1996, the Holding Company had $469,000 in liquid assets on hand, however, the primary source of liquidity on an ongoing basis is dividends from the Bank. To date, no dividends have been paid from the Bank to the Company.

      Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     At December 31, 1996, the Bank had tangible and core capital of $46.2 million and $46.2 million, respectively, or 10.08% of adjusted total assets, which was approximately $39.3 million and $32.4 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. On December 31, 1996, the Bank had total risk-based capital of $48.7 million (including $46.2 million in core capital), or 24.61% of risk-weighted assets of $198.0 million. This amount was $32.9 million above the 8.0% requirement in effect on that date.


Impact Of Inflation

      The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets sand liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the price of goods and services.

Unaudited Consolidated Interim Financial Information

     Following is a summary of unaudited quarterly consolidated financial information for each quarter of 1996 and 1995.

                                                    1996 Quarters Ended                          1995 Quarters Ended
                                             3/31      6/30      9/30      12/31          3/31      6/30      9/30      12/31
                                             ----      ----      ----      -----          ----      ----      ----      -----
                                                              (Dollars in thousands, except per share data)
Interest Income                            $6,948    $7,590    $8,854     $8,956        $6,272    $6,426    $6,405    $6,479

Net Interest Income                         3,686     3,909     4,259      4,059         3,418     3,278     3,064     3,076

Provision for Loan Losses                   1,628       433       549      6,840           168     1,116        60       178

Income/(Loss) Before Income Taxes            (472)      873       963     (7,129)        1,096    (1,271)    1,031       587

Net Income/(Loss)                            (314)      510       572     (4,604)          648      (820)      665       364

Per Share:  Net Income/(Loss)*               (.06)      .10       .12      (1.05)          N/A       N/A       N/A       N/A

-----------------------------------------

* The summation of the 1996 quarterly earnings per share do not equal the December 31, 1996 year to date loss per share of ($.81) as a result of the loss in the fourth quarter being applied to a smaller average shares outstanding balance for the fourth quarter (due to the two stock buy backs in December 1996) as compared to the average on a year to date basis.

                          Independent Auditors' Report


The Board of Directors
Ambanc Holding Co., Inc.:


We have audited the accompanying consolidated statements of financial condition of Ambanc Holding Co., Inc. and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambanc Holding Co., Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, as of January 1, 1995, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 114 "Accounting by Creditors For Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors For Impairment of a Loan
- Income Recognition and Disclosures," which prescribe recognition criteria for loan impairment and measurement methods for certain impaired loans and loans whose terms are modified in a troubled debt restructuring subsequent to the adoption of these Statements.



KPMG Peat Marwick LLP
Albany, N.Y.
February 7, 1997

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition

                                                                             December 31,
                 Assets                                                   1996         1995
                                                                          ----         ----
                                                                            (in thousands)
Cash and due from banks   ........................................   $   6,387    $   7,513
Federal funds sold ...............................................       4,500       77,100
                                                                       -------      -------
                       Cash and cash equivalents ................       10,887       84,613

Securities available for sale,
 at fair value (note 4) ..........................................     200,539       74,422
Loans receivable, net (note 5) ...................................     248,094      249,991
Accrued interest receivable (note 6) .............................       3,201        1,827
Premises and equipment, net (note 7) .............................       2,784        3,071
Federal Home Loan Bank of New York
 stock, at cost ..................................................       2,029        1,892
Real estate owned and repossessed assets .........................         715        3,169
Other assets .....................................................       4,172        1,831
Due from broker ..................................................          --       18,128
                                                                       -------      -------
                        Total assets .............................   $ 472,421    $ 438,944
                                                                       =======      =======
                 Liabilities and Shareholders' Equity
Liabilities:
        Deposits (note 8) ........................................   $ 298,082    $ 311,239
        Advances from borrowers for taxes
          and insurance ..........................................       1,703        1,692
        Borrowed funds (note 9) ..................................     108,780           --
        Accrued interest payable .................................       1,077            2
        Accrued expenses and other liabilities ...................       1,261        3,116
        Due to broker ............................................        --         46,880
                                                                       -------      -------
                       Total liabilities .........................  $  410,903    $ 362,929
                                                                       -------      -------
Commitments and contingent liabilities (notes 10, 11 and 13)

Shareholders' equity:
        Preferred stock $.01 par value, Authorized 5,000,000
          shares; none outstanding at December 31, 1996 and 1995 .          --           --
        Common stock $.01 par value, Authorized 15,000,000 shares;
          5,422,250 shares issued and outstanding
          at December 31, 1996 and 1995 ..........................          54           54
        Additional paid-in capital ...............................      52,128       52,127
        Retained earnings, substantially restricted ..............      24,436       28,272
        Treasury stock, at cost, (1,030,227 shares
          at December 31, 1996 and none at
          December 31, 1995) .....................................     (11,208)          --
        Common stock acquired by ESOP ............................      (3,812)      (4,338)
        Net unrealized loss on securities
          available for sale, net of tax .........................         (80)        (100)
                                                                       -------      -------
                       Total shareholder's equity ................      61,518       76,015
                                                                       -------      -------
                       Total liabilities and shareholders' equity.   $ 472,421      438,944
                                                                       =======      =======
See accompanying notes to consolidated financial statements.

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                       Consolidated Statements of Income

                                                         Years ended December 31,
                                                        1996        1995      1994
                                                        ----        ----      ----
                                                 (In thousands, except per share amounts)
Interest and dividend income:
     Loans .......................................   $ 20,557      21,385     19,718
     Securities available for sale ...............     10,921        --         --
     Investment securities .......................       --         3,028      3,360
     Federal funds sold ..........................        740       1,026        601
     Federal Home Loan Bank stock ................        130         143        127
                                                     --------    --------   --------
          Total interest and dividend income .....     32,348      25,582     23,806

Interest expense:
     Deposits (note 8) ...........................     12,424      12,447      9,885
     Borrowings ..................................      4,011         299        307
                                                     --------    --------   --------
          Total interest expense .................     16,435      12,746     10,192
                                                     --------    --------   --------
          Net interest income ....................     15,913      12,836     13,614

Provision for loan losses (note 5) ...............      9,450       1,522      1,107
                                                     --------    --------   --------
          Net interest income after
            provision for loan losses ............      6,463      11,314     12,507
                                                     --------    --------   --------
Other income:
     Service charges on deposit accounts .........        764         783        642
     Net gains (losses) on securities transactions       (102)        225       --
     Other .......................................        258         504        263
                                                     --------    --------   --------
          Total other income .....................        920       1,512        905
                                                     --------    --------   --------
Other expenses:
     Salaries, wages and benefits ................      5,097       4,403      4,048
     Occupancy and equipment .....................      1,328       1,219      1,068
     Data processing .............................        843         728        496
     Federal deposit insurance premium ...........          2         533        721
     Correspondent bank processing fees ..........        116         245        504
     Provision for losses on Nationar
        related receivable .......................       --           205       --
     Real estate owned and repossessed
        assets expenses, net .....................      2,563       1,601      2,052
     Professional fees ...........................        540         358        326
     Other .......................................      2,659       2,091      2,125
                                                     --------    --------   --------
          Total other expenses ...................     13,148      11,383     11,340
                                                     --------    --------   --------
Income (loss) before taxes .......................     (5,765)      1,443      2,072
Income tax expense (benefit) (note 10) ...........     (1,929)        586        122
                                                     --------    --------   --------
          Net income (loss) ......................   $ (3,836)        857      1,950
                                                     ========    ========   ========
Net loss per share ...............................   $  (0.81)        N/A        N/A
                                                     ========    ========   ========
See accompanying notes to consolidated financial statements.

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
           Consolidated  Statements  of Changes in  Shareholders' Equity
                  Years ended December 31, 1996, 1995 and 1994
                       (in thousands, except share data)

                                                                                       Net unrealized
                                                                                       gain (loss) on
                                                                                          securities   Common
                                                         Additional                        available    stock
                                                Common     paid-in   Treasury   Retained   for sale,  acquired
                                                 stock     capital    stock     earnings  net of tax   by ESOP    Total
                                                -------  ----------  --------   -------- ------------ --------   -------
Balance at January 1, 1994 ...................   $  --        --        --       25,465       --         --       25,465

Net income ...................................      --        --        --        1,950       --         --        1,950

Balance at December 31, 1994 .................      --        --        --       27,415       --         --       27,415

Net income ...................................      --        --        --          857       --         --          857

Common stock issued (5,422,250 shares) .......        54    52,127      --         --         --         --       52,181

Purchase of ESOP shares (433,780 shares) .....      --        --        --         --         --       (4,338)    (4,338)

Change in net unrealized loss on securities
   available for sale, net of tax ............      --        --        --         --         (100)      --         (100)

Balance at December 31, 1995 .................        54    52,127      --       28,272       (100)    (4,338)    76,015

Net loss .....................................      --        --        --       (3,836)      --         --       (3,836)

Purchase of treasury shares (1,030,227 shares)      --        --     (11,208)      --         --         --      (11,208)

Release of ESOP shares (52,964 shares) .......      --           1      --         --         --          526        527

Change in net unrealized loss on securities
   available for sale, net of tax ............      --        --        --         --           20       --           20

Balance at December 31, 1996 .................   $    54    52,128   (11,208)    24,436        (80)    (3,812)    61,518

See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                           Years ended December 31,
                                                                       1996         1995         1994
                                                                       ----         ----         ----
                                                                               (In thousands)
 Increase (decrease) in cash and cash equivalents:
        Cash flows from operating activities:
        Net income (loss) .....................................   $  (3,836)         857        1,950
        Adjustments to reconcile
         net income (loss) to net cash
         provided (used) by operating activities:
              Depreciation ....................................         501          438          377
              Amortization of computer software costs .........          57           58           --
              Provision for loan losses .......................       9,450        1,522        1,107
        Provision for losses and writedowns on
         real estate owned and repossessed assets .............         877        1,254        1,590
        Provisions for losses on Nationar related receivables .          --          205           --
        Loss on sale of fixed assets ..........................          64           --           --
        ESOP compensation expense .............................         527           --           --
        Net loss (gains) on sale and redemptions of
         securities available for sale ........................         102         (225)          --
        Net loss on sale of other real estate owned ...........       1,260           74          128
        Net amortization on securities ........................         475           19           39
        Deferred tax expense (benefit) ........................        (509)        (577)         360
        (Increase) decrease in accrued interest
         receivable and other assets ..........................      (2,807)          17       (1,410)
        Decrease (increase) in due from broker ................      18,128      (18,128)          --
        Increase (decrease) in accrued expenses and
         other liabilities ....................................      (1,201)       2,225       (9,144)
        Increase (decrease) in due to broker ..................     (46,880)      46,880           --
        Increase (decrease) in advances from borrowers
         for taxes and insurance ..............................          11         (762)         572
                                                                    -------       -------     -------
               Net cash provided (used) by operating activities     (23,781)      33,857       (4,431)
                                                                    -------       -------     -------
   Cash flows from investing activities:
        Proceeds from sales and redemptions of
         securities available for sale ........................      34,469       18,372          --
        Purchases of securities available for sale ............    (192,647)         --           --
        Proceeds from principal paydowns and
         maturities of securities available for sale ..........      31,508          --           --
        Proceeds from principal paydowns and maturities
         of investment securities .............................         --         7,530       16,708
        Purchase of investment securities .....................         --       (46,980)     (12,195)
        Purchase of FHLB stock ................................        (137)        (237)          --
        Proceeds from sale of loans ...........................      18,929           --           --
        Net (increase) decrease in loans made to customers ....     (28,685)       8,205      (42,714)
        Capital expenditures ..................................        (341)        (692)        (544)
        Proceeds from sales of other real estate ..............       2,519        1,340        1,378
        Proceeds from the sale of fixed assets ................          25           --            9
                                                                    -------       -------     -------
              Net cash used by investing activities ..........   $ (134,360)     (12,462)     (37,358)
                                                                    =======       =======     =======
                                                                                            (Continued)

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                Consolidated  Statements of Cash Flows,  Continued


                                                                                 Years ended December 31,

                                                                              1996        1995          1994
                                                                              ----        ----          ----

        Cash flows from financing activities:
                Purchase of ESOP shares   .............................   $     --        (4,338)          --
                Net proceeds from common stock issued
                 in stock conversion ..................................         --        52,181           --
                Purchase of treasury stock ............................     (11,208)          --           --
                Net increase (decrease) in deposits ...................     (13,157)      18,087       (1,627)
                Advances from (repayments on) FHLB
                 borrowings, net ......................................       6,000      (19,000)      19,000
                Increase in securities sold under
                 agreements to repurchase .............................     102,780           --           --
                                                                            -------      -------      -------
                      Net cash provided by financing activities .......      84,415       46,930       17,373
                                                                            -------      -------      -------
Net increase (decrease) in cash and cash equivalents ..................     (73,726)      68,325      (24,416)
Cash and cash equivalents at beginning of year ........................      84,613       16,288       40,704
                                                                            -------      -------      -------
Cash and cash equivalents at end of period ............................   $  10,887       84,613       16,288
                                                                            =======      =======      =======
Supplemental disclosures of cash flow information -
  cash paid during the year for:

                Interest ..............................................   $  15,360       12,447        9,950
                                                                            =======      =======      =======

                Income taxes ..........................................   $     306        1,000          498
                                                                            =======      =======      =======
Noncash investing activities:
        Net reduction in loans receivable resulting
          from the transfer to real estate owned ......................   $   2,203        1,864        1,330
                                                                            =======      =======      =======
        Transfer of investment securities to investment
          securities available for sale ...............................   $      --       45,736           --
                                                                            =======      =======      =======
        Net decrease in unrealized loss on securities
         available for sale, net of tax ...............................   $      20           --           --
                                                                            =======      =======      =======

See accompanying notes to consolidated financial statements.

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1996 and 1995


(1)     Summary of Significant Accounting Policies

Ambanc Holding Co. Inc. (the Holding Company) was incorporated under Delaware law in June 1995 as a Holding Company to purchase 100% of the common stock of Amsterdam Savings Bank, FSB (the Bank). The Bank converted from a mutual form to a stock institution in December 1995, and the Holding Company completed its initial public offering on December 26, 1995, at which time the Holding Company purchased all the outstanding stock of the Bank.

The following is a description of the more significant policies which Ambanc Holding Co., Inc. follows in preparing and presenting its consolidated financial statements.

(a)     Basis of Presentation

The accompanying consolidated financial statements include the accounts of Ambanc Holding Co., Inc., and its wholly owned subsidiaries, Amsterdam Savings Bank FSB and A.S.B. Insurance Agency, Inc., collectively referred to as the Company. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the thrift industry.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate owned and repossessed assets acquired in connection with foreclosures or in satisfactions of loans. In connection with the determination of the allowance for loan losses, the valuation of real estate owned, and estimates of fair value for repossessed assets, management obtained appraisals for significant assets.

(b)     Business

A substantial portion of the Company's assets are loans secured by real estate in the upstate New York area. In addition, a significant portion of the real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a considerable portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are dependent upon market conditions in the upstate New York region.

Management believes that the allowance for loan losses is adequate and that other real estate owned and repossessed assets are properly valued. While management uses available information to recognize losses on loans and other real estate owned and repossessed assets, future additions to the allowance or writedowns of other real estate and repossessed assets may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of other real estate owned and repossessed assets. Such agencies may require the Bank to recognize additions to the allowance or write downs of other real estate and repossessed assets based on their judgments about information available to them at the time of their examination which may not be currently available to management.

(c) Securities Available for Sale, Investment Securities and FHLB of New York Stock

On January 1, 1994 the Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments and Debt and Equity Securities" (SFAS No. 115). Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity they are classified as held to maturity and are stated at amortized cost. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value, with net unrealized gains and losses reported as a separate component of shareholders' equity, net of estimated income taxes. The Company does not maintain a trading portfolio, and at December 31, 1996 and 1995 the Company had no securities classified as investment securities.

Unrealized losses on securities that reflect a decline in value that is other than temporary are charged to income.

Non- marketable equity securities, such as Federal Home Loan Bank of New York stock, is stated at cost. The investment in Federal Home Loan Bank of New York stock is required for membership.

Mortgage backed securities, which are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Corporation ("FNMA"), represent participation interests in direct pass-through pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

Gains and losses on the sale and redemption of securities available for sale are based on the amortized cost of the specific security sold. The cost of securities is adjusted for amortization of premium and accretion of discounts, which is calculated on an effective interest method.

Purchases and sales are recorded on a trade date basis. Receivables and payables from unsettled transactions are shown as due from brokers or due to brokers in the consolidated financial statements.

(d)     Reclassification of Investment Securities

In November 1995, the Financial Accounting Standards Board (FASB) released its Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The Special Report contained, among other things, a unique provision that allowed entities to, as of one date either concurrent with the initial adoption of the Special Report (November 15, 1995), but no later than December 31, 1995, reassess the appropriateness of the classifications of all securities held at that time. In accordance with the FASB's Special Report, as of December 31, 1995, the Company reclassified all investment securities held to maturity, with an amortized cost of $45,735,971, to securities available for sale.

(e)     Loans Receivable and Loan Fees

Loans receivable are stated at unpaid principal amount, net of unearned discount, deferred loan fees, net, and allowance for loan losses. Discounts are amortized to income over the contractual loan life using the level-yield method. Loan fees received and the related direct cost of originations have been deferred and are being recorded as yield adjustments over the life of the related loans using the interest method of amortization.

Non-performing loans include non-accrual loans, restructured loans and loans which are 90 days or more past due and still accruing interest. Loans considered doubtful of collection by management are placed on a nonaccrual status for the recording of interest. Generally loans past due 90 days or more as to principal or interest are placed on nonaccrual status except for certain loans which, in management's judgment, are adequately secured and for which collection is probable. Previously accrued income that has not been collected is reversed from current income. Thereafter, the application of payments received (principal or interest) is dependent on the expectation of ultimate repayment of the loan. If ultimate repayment of the loan is expected, any payments received are applied in accordance with contractual terms. If ultimate repayment of principal is not expected or management judges it to be prudent, any payment received on a non-accrual loan is applied to principal until ultimate repayment becomes expected. Loans are removed from non-accrual status when they are estimated to be fully collectible as to principal and interest. Amortization of related deferred fees is suspended when a loan is placed on non-accrual status.

The allowance for loan losses is maintained at a level deemed appropriate by management based on an evaluation of the known and inherent risks in the present portfolio, the level of non-performing loans, past loan loss experience, estimated value of underlying collateral, and current and prospective economic conditions. The allowance is increased by provisions for loan losses charged to operations.

(f)     Loan Impairment

     On May 31, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", (SFAS No. 114). Statement No. 114 was amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," (SFAS No. 118). These Statements prescribe recognition criteria for loan impairment, generally related to commercial type loans and measurement methods for certain impaired loans and all loans whose terms are modified in troubled debt restructuring subsequent to the adoption of these Statements. A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. As of January 1, 1995, the Company adopted the provisions of SFAS No. 114 and SFAS No. 118. The effect of adoption was not material to the consolidated financial statements.

As a result of the adoption of SFAS No. 114, the allowance for loan losses related to impaired loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective rate or the fair value of the collateral for certain loans where repayment of the loan is expected to be provided solely by the underlying collateral (collateral dependent loans). The Company's impaired loans are generally collateral dependent. The Company considers estimated costs to sell, on a discounted basis, when determining the fair value of collateral in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loans.

     Impaired loans are included in non-performing loans, generally as non-accrual commercial type loans and all loans restructured in a troubled debt restructuring subsequent to January 1, 1996, and all restructured loans which are not performing in accordance with their restructured terms.

(g)     Real Estate Owned and Repossessed Assets

Real estate owned and repossessed assets include assets received from foreclosures and in-substance foreclosures. In accordance with SFAS No. 114, a loan is classified as an insubstance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

Real estate owned and repossessed assets, including in-substance foreclosures, are recorded on an individual asset basis at net realizable value which is the lower of fair value minus estimated costs to sell or "cost" (defined as the fair value at initial foreclosure). When a property is acquired or identified as in-substance foreclosure, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent write-downs to carry the property at fair value less costs to sell are included in noninterest expense. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

     At December 31, 1996, real estate owned and repossessed assets consisted primarily of residential one to four family properties and mobile homes. At December 31, 1995, real estate owned and repossessed assets consisted primarily of multi-family and commercial real estate properties. The Company had no in-substance foreclosures at December 31, 1996 and 1995.

(h)     Premises and Equipment, Net

Premises and equipment are carried at cost, less accumulated depreciation applied on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the respective original lease terms without regard to lease renewal options.

(i)     Income Taxes

Income taxes are recorded on income reported in the consolidated statements of income regardless of when such taxes are payable. The Company records income taxes in accordance with Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, (SFAS No. 109) "Accounting for Income Taxes."

Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be recognized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

(j)     Pension Plan

The Company has a defined benefit pension plan covering substantially all employees. The Company's actuarially determined annual contribution to the pension plan meets or exceeds the minimum funding requirements set forth in the Employees Retirement Income Security Act of 1974.

(k)     Off-Balance Sheet Risk

The Company is a party to certain financial instruments with off-balance sheet risk such as commitments to extend credit, unused lines of credit and standby letters of credit. The Company's policy is to record such instruments when funded.

(l)     Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(m)     Long Lived Assets

In May 1995,  the  Financial  Accounting  Standards  Board  issued  Statement of
Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Various assets are excluded from the scope of SFAS No. 121, including financial instruments which constitute the majority of the Company's assets. For long-lived assets included in the scope of SFAS No. 121, such as premises and equipment, an impairment loss must be recognized when the estimate of total undiscounted future cash flows attributable to the asset is less than the asset's carrying amount. Measurement of impairment loss is determined by reducing the carrying amount of the asset to its fair value. Long-lived assets to be disposed of, such as real estate owned and repossessed assets or premises to be sold, are reported at the lower of carrying amount or fair value less estimated cost to sell. The Company adopted SFAS No. 121 in 1996. The adoption of SFAS No. 121 did not have a material impact on the Company's consolidated financial statements.

(n)     Earnings per share

Earnings or loss per share are computed based on the weighted average number of shares outstanding, less unreleased employee stock ownership plan shares, during the period. Earnings per share are not presented for periods prior to the initial stock offering as the Bank was a mutual savings bank at the time and no stock was outstanding. The weighted average number of shares outstanding was 4,761,393 for the year ended December 31, 1996.

(o)     Official Bank Checks

The Company's treasurer checks (including expense checks) are drawn upon the Bank and are ultimately paid through the Bank's Federal Reserve Bank of New York correspondent account and are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

(p)   Accounting   for  Transfers   and   Servicing  of  Financial   Assets  and
Extinguishment of Liabilities

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and will supesede SFAS No. 122, which is discussed above. Certain aspects of SFAS No. 125 were amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provision of FAS Statement No. 125." Management believes that adoption of SFAS No. 125, as amended, will not have a material impact on the Company's consolidated financial statements.

(q)     Reclassifications

Amounts in the prior years' consolidated financial statements are reclassified whenever necessary to conform to current period presentations.


(2)     Conversion to Stock Ownership

On December 26, 1995, the Holding Company sold 5,422,250 shares of common stock at $10.00 per share to depositors and employees of the Bank. Net proceeds from the sale of stock of the Holding Company, after deducting conversion expenses of approximately $2.0 million, were $52.2 million and are reflected as common stock and additional paid-in capital in the accompanying December 31, 1996 and 1995 consolidated statements of financial condition. The Company utilized $26.0 million of the net proceeds to acquire all of the capital stock of the Bank.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

The Bank's capital exceeds all of the fully phased-in capital regulatory requirements. The Office of Thrift Supervision (OTS) regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval. At December 31, 1996, the maximum amount that could have been paid by the Bank to the Holding Company was approximately $17.0 million.

Unlike the Bank, the Holding Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders.


 (3)    Reserves and Investments Required by Law

The Company is required to maintain certain reserves of cash and or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $1,069,000 and $1,005,000 at December 31, 1996 and 1995, respectively.

The Company is required to maintain certain levels of stock in the Federal Home Loan Bank. The Company has pledged its investment in this stock, as well as certain residential real estate loans, to secure its advances from the Federal Home Loan Bank of New York.


(4)     Securities Available for Sale

The amortized cost and estimated fair values of securities available for sale at December 31, 1996 and 1995 are as follows:

                                                             1996
                                       -------------------------------------------------
                                                        (in thousands)
                                                      Gross         Gross      Estimated
                                       Amortized    unrealized    unrealized     fair
                                          cost        gains         losses       value
                                          ----        -----         ------       -----
U.S. Government and agency securities  $  43,968         69          (264)      43,773
Mortgage-backed securities ..........    156,191        705          (635)     156,261
State and political subdivisions ....        500          5            --          505
                                        --------      -----         ------     -------
        Total .......................  $ 200,659        779          (899)     200,539
                                        ========      =====         ======     =======

                                                             1995
                                       -------------------------------------------------
                                                        (in thousands)
                                                      Gross         Gross      Estimated
                                       Amortized    unrealized    unrealized     fair
                                          cost        gains         losses       value
                                          ----        -----         ------       -----
U.S. Government and agency securities  $  10,000          2           (35)       9,967
Mortgage-backed securities ..........     53,070          1           (38)      53,033
Financial notes .....................      6,998         --           (61)       6,937
Industrial bonds ....................        999         --            (2)         997
Public utility bonds ................      2,400         --           (10)       2,390
Floating rate notes .................      1,100         --            (2)       1,098
                                        --------      -----         ------     -------
                Total ...............  $  74,567          3          (148)      74,422
                                        ========      =====         ======     =======

The amortized cost and estimated fair value of investment securities available for sale at December 31, 1996, by contractual maturity, are shown below (mortgage backed securities are included by final contractual maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                        Amortized     Estimated
                                           cost      fair value
                                           ----      ----------
                                             (In thousands)

Due after one year through five years . $  29,294        28,964
Due after five years through ten  years    19,653        19,534
Due after ten years ...................   151,712       152,041
                                          -------       -------
        Totals ........................ $ 200,659       200,539
                                          =======       =======

Proceeds from sales of securities available for sale in 1996 and 1995 were $34,469,000 and $18,372,251, respectively. Gross realized gains in 1996 and 1995 were $13,718 and $318,855, respectively, and in 1996 and 1995 there were gross realized losses of $115,806 and $94,086, respectively.

Securities available for sale carried at $113,828,560 on December 31, 1996 were pledged to secure repurchase agreements and other purposes.

(5)     Loans Receivable, Net

Loans receivable consist of the following at December 31, 1996 and 1995:

                                                                   December 31,
                                                                  1996     1995
                                                                  ----     ----
                                                                  (In thousands)
Loans secured by real estate:
        1 - 4 Family .....................................   $ 158,182  133,468
        Home equity ......................................      22,817   17,519
        Multi family .....................................       4,724    8,176
        Non-residential ..................................      29,947   41,929
        Construction .....................................       2,234    1,073
                                                               -------  -------
                        Total loans secured by real estate     217,904  202,165
                                                               =======  =======
Other Loans:
        Consumer loans:
                Manufactured homes .......................         620   13,484
                Recreational vehicles ....................       9,416   12,881
                Auto loans ...............................      12,417    9,337
                Other secured ............................       1,866    2,020
                Unsecured ................................       1,445    1,299
                                                               -------  -------
                        Total consumer loans .............      25,764   39,021
                                                               =======  =======
        Commercial loans:
                Secured ..................................       6,199    9,346
                Unsecured ................................         620      350
                                                               -------  -------
                        Total commercial loans ...........       6,819    9,696
                                                               -------  -------
                                                               250,487  250,882
                                                               =======  =======
Less:
        Allowance for loan losses ........................       3,438    2,647
        Unamortized discount and deferred loan fees ......      (1,045)  (1,756)
                                                               -------  -------
                                                                 2,393      891
                                                               -------  -------
                                                             $ 248,094  249,991
                                                               =======  =======
A summary of the allowance for loan losses is as follows:

                                                             December 31,
                                                      1996       1995      1994
                                                      ----       ----      ----
                                                           (In thousands)

Balance at beginning of period                    $  2,647      2,235     3,248
Provision charged to operations                      9,450      1,522     1,107
Charge-offs ...................                     (8,718)    (1,216)   (2,460)
Recoveries ....................                         59        106       340
                                                    ------     ------    ------
Balance at end of period ......                   $  3,438      2,647     2,235
                                                    ======     ======    ======

The following table sets forth the information with regard to non-performing loans:

                                                        December 31,
                                                       1996     1995
                                                       ----     ----
                                                      (In thousands)

Loans in a non-accrual status ......               $  3,123    4,499
Loans contractually past due 90 days
or more and still accruing interest                     725      261
Restructured loans ................                   1,031    4,035
                                                      -----    -----
        Total non-performing loans                 $  4,879    8,795
                                                      =====    =====

     Accumulated interest on the above non-performing loans of $375,459, $876,524 and $759,897 was not recognized as income in 1996, 1995 and 1994, respectively. Approximately $229,000, $482,000 and $356,000 of interest on restructured and non-accrual loans was collected and recognized as income in 1996, 1995 and 1994, respectively.

At December 31, 1996, the recorded investment in loans that are considered to be impaired under Statement No. 114 totaled $2,638,780 for which the related allowance for loan losses is $1,182,838. At December 31, 1995 the recorded investment in loans that were considered to be impaired was $3,003,497 for which the related allowance for loan losses was $603,127. As of December 31, 1996 and 1995, there were no impaired loans which did not have an allowance for loan losses determined in accordance with Statement No. 114. The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $6,918,000 and $4,106,000, respectively. For the years ended December 31, 1996 and 1995, the Company recognized interest income on those impaired loans of $110,470 and $61,278, respectively, which included $13,633 and $2,787, respectively, of interest income recognized using the cash basis method of income recognition.

Certain directors and executive officers of the Company were customers of and had other transactions with the Company in the ordinary course of business. Loans to these parties were made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled approximately $887,696 and $1,154,765 at December 31, 1996 and 1995, respectively. There were no advances to the directors and executive officers during the year ended December 31, 1996. Total payments made on these loans were $267,069.

(6)     Accrued Interest Receivable

Accrued interest receivable consists of the following:

                                                      December 31,
                                                    1996       1995
                                                    ----       ----
                                                     (In thousands)

Loans .......................................    $ 1,260      1,374
Securities available for sale ...............      1,941        453
                                                   -----      -----
                                                 $ 3,201      1,827
                                                   =====      =====
(7)     Premises and Equipment

A summary of premises and equipment is as follows:
                                                      December 31,
                                                    1996       1995
                                                    ----       ----
                                                     (In thousands)

Banking house and land .......................   $ 2,362      2,362
Leasehold improvements .......................       700        629
Furniture, fixtures and equipment ............     3,114      3,078
Construction in progress .....................        80         12
                                                  ------     ------
                                                   6,256      6,081
Less accumulated depreciation and amortization    (3,472)    (3,010)
                                                  ------     ------
                                                 $ 2,784      3,071
                                                  ======     ======

Amounts charged to depreciation expense were $500,833, $438,057 and $376,632 for the years ended December 31, 1996, 1995 and 1994.

(8)     Deposits

Deposits are summarized as follows:
                                                     December 31,
                                                   1996       1995
                                                   ----       ----
                                                    (In thousands)
Passbook accounts (3.00% at December
 31, 1996 and 1995)                           $  99,569    104,269
                                                -------    -------
Certificates of deposit:
        3.01 to 4.00% .....................         994      1,143
        4.01 to 5.00% .....................      42,824     29,464
        5.01 to 6.00% .....................      88,042     70,172
        6.01 to 7.00% .....................      11,330     46,983
        7.01 to 8.00% .....................       8,742      9,593
        8.01 to 9.00% .....................          --          6
                                                -------    -------
                                              $ 151,932    157,361
                                                -------    -------
Money market accounts(2.86% and 2.75% at
 December31, 1996 and 1995, respectively)...      7,433      9,808
NOW accounts (2.75% at December 31 and 1995)     18,875     19,037
Demand accounts ............................     20,273     20,764
                                                -------    -------
        Total deposits .....................  $ 298,082    311,239
                                                =======    =======

The approximate amount of contractual maturities of certificates of deposit for the years subsequent to December 31, 1996 are as follows:

                                 (In thousands)
          Years ended December 31,
                  1997                                     $ 91,058
                  1998                                       38,397
                  1999                                       10,323
                  2000                                       10,267
                  2001                                        1,887
                                                            -------
                                                          $ 151,932
                                                            =======

The aggregate amount of certificates of deposits with a balance of $100,000 or more were approximately $11.2 million and $11.1 million at December 31, 1996 and 1995, respectively.

Interest expense on deposits for the years ended December 31, 1996, 1995 and 1994, is summarized as follows:

                                                     1996      1995      1994
                                                     ----      ----      ----
                                 (In thousands)

Passbook accounts .............................  $  3,162     3,300     4,123
Certificate of deposits .......................     8,492     8,272     4,860
Now accounts ..................................       527       511       511
Money market accounts .........................       243       285       364
Advances from borrowers for taxes and insurance       --         --        27
Common stock subscriptions escrow .............       --         79        --
                                                   ------    ------    ------

        Total interest expense ................  $ 12,424    12,447     9,885
                                                   ======    ======    ======

(9)     Borrowed Funds

On March 29, 1996, the Company entered into a $22.4 million overnight line of credit and a $22.4 million 30 day line of credit with Federal Home Loan Bank of New York (FHLB). As of December 31, 1996 the Company had taken $6 million in advances on these lines of credit. At December 31, 1995, the Company had a $17.4 million line of credit with the FHLB. There were no advances taken on the line of credit as of December 31, 1995.

The Company enters into sales of securities under repurchase agreements. Such agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities on the Company's consolidated statements of financial condition. During the period of such agreements, the underlying securities are transferred to a third party custodian's account that explicitly recognizes the Company's interest in the securities.

The  following  sets  forth  certain   information   related  to  the  Company's
borrowings, consisting of Federal Home Loan Bank (FHLB) advances and securities sold under agreements to repurchase:
                                                        December 31,
                                                      1996        1995
                                                       (In thousands)

FHLB advances ..............................     $   6,000         --
Securities sold under agreements to repurchase     102,780         --
                                                   -------       -----
        Total borrowings ......................  $ 108,780         --
                                                   =======       =====
Weighted average interest rate of FHLB advances      5.30%         --%
                                                   =======       =====
Weighted average interest rate of securities
 sold under agreements to repurchase ..........      5.96          --%
                                                   =======       =====

The following table sets forth the maturities of securities sold under agreements to repurchase, including the weighted average interest rates, and the fair value of the securities sold under the repurchase agreements as of December 31, 1996:

                                               Weighted        Fair Value
                                  Repurchase   Average         of Securities
                                  Liability    Interest Rate   Sold

Due within 30 days .............  $  20,450       5.67%     $  21,318
Due after 30 days up to 90 days       7,700       5.61%        11,372
Due after 91 days up to 365 days     24,130       5.72%        24,847
Due after 365 days .............     50,500       6.24%        56,292
                                    -------       -----        ------
                                  $ 102,780       5.96%     $ 113,829
                                    =======       =====       =======

The following table sets forth the maximum month-end balances and average balances of FHLB advances and securities sold under agreements to repurchase for the periods indicated.

                                                 Years Ended December 31,
                                                      1996        1995
                                                      (In thousands)
Maximum Month-end Balance:
-------------------------
FHLB advances .................................  $  28,000      15,000
                                                   =======      ======
Securities sold under agreements to repurchase     102,780       4,000
                                                   =======      ======
Average Balance:
---------------
FHLB advances .................................      9,757       3,922
                                                   =======      ======
Securities sold under agreements to repurchase      57,815         958
                                                   =======      ======
Weighted average interest rate of FHLB advances       5.35%       6.06%
                                                   =======      ======

Weighted average interest rate of securities
sold under agreement to repurchase ............       5.94%       6.30%
                                                   =======      ======

(10)    Income Taxes

The components of income tax expense (benefit) are as follows:

                                                       December 31,
                                                  1996     1995     1994
                                                  ----     ----     ----
                                                      (In thousands)
Current tax (benefit) expense:
        Federal   ........................    $ (1,421)     955      (98)
        State ............................           1      208     (140)
                                                 -----    -----    -----
                                                (1,420)   1,163     (238)
Deferred tax (benefit) expense ...........    $   (509)    (577)     360
                                                 -----    -----    -----
        Total income tax expense (benefit)      (1,929)     586      122
                                                 =====    =====    =====

Actual tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 differs from expected tax expense (benefit), computed by applying the Federal corporate tax rate of 34% to income before taxes as follows:

                                                       December 31,
                                                  1996     1995     1994
                                                  ----     ----     ----
                                                      (In thousands)

Expected tax expense (benefit) ...........    $ (1,960)   $ 491    $ 704
State taxes, net of Federal
 income tax benefit ......................           1      103       55
Change in valuation allowance for
 deferred tax asset.......................          --       --     (641)

Other items ..............................          30       (8)       4
                                                 -----     -----   -----
                                              $ (1,929)    $ 586   $ 122

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 are presented below:
                                                      Temporary      Temporary
                                                      Deductions     Taxable
                                                      Differences    Differences
                                                      -----------    -----------
                                 (In thousands)

Reserves for loan losses ............................ $  1,358            65
Nonqualified deferred compensation ..................      233            --
Loan accounting differences .........................      236            --
Property and equipment ..............................       --           113
Prepaid expenses ....................................       --           330
Other items .........................................       54            --
                                                         -----         -----
                                                         1,881           508

Deferred tax liability ..............................      508
                                                         -----
Net deferred tax asset at December 31, 1996 .........    1,373
Net deferred tax asset at January 1, 1996 ...........      864
                                                         -----
Deferred tax benefit for the year ended
  December 31, 1996.................................. $    509
                                                         =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 are presented below:

                                                     Temporary       Temporary
                                                     Deductions      Taxable
                                                     Differences     Differences
                                                     -----------     -----------
                                 (In thousands)

Reserves for loan losses ..........................  $  1,206           120
Nonqualified deferred compensation ................       417            --
Loan accounting differences .......................        --           267
Property and equipment ............................        --           124
Prepaid expenses ..................................        --           361
Other items .......................................       113            --
                                                        -----          ----
                                                        1,736           872
                                                                       ====
Deferred tax liability ............................       872
                                                        -----
Net deferred tax asset at December 31, 1995 .......       864
Net deferred tax asset at January 1, 1995 .........       287
                                                        -----
Deferred tax benefit for the year ended
  December 31, 1995................................  $    577
                                                        =====

In addition to the deferred tax items described in the preceding table, the Company also has a deferred tax asset of approximately $40,000 and $46,000 at December 31, 1996 and 1995, respectively, relating to the unrealized loss on securities available for sale.

There was no valuation allowance or change in the valuation allowance for deferred tax assets as of and for the years ended December 31, 1996 and 1995. Management believes that the realization of the recognized net deferred tax asset at December 31, 1996 amounting to approximately $1.4 million is more likely than not, based on available tax planning strategies, and expectations as to future taxable income. The change in the deferred tax asset valuation reserve in 1994 was based on the Company's continuing evaluation of the level of such valuation reserve and the realizability of the temporary differences creating the deferred tax asset and after considering the estimates of future taxable income.

As a qualifying thrift institution under IRS guidelines, the Bank has been eligible to claim special tax deductions substantially in excess of actual loss experience as a tax bad debt reserve which has not been subject to deferred taxes through December 31, 1987, in accordance with SFAS No. 109. Accordingly, no deferred tax liability has been recorded for the tax bad debt reserve at December 31, 1987. This reserve, which approximated $3,294,000 at December 31, 1987, will not be subject to tax as long as the Bank does not (i) redeem stock or have excess distributions to shareholders, or (ii) fail to maintain a specified qualifying assets ratio or meet other definition tests for New York State purposes.

As a result of tax legislation passed by Congress in 1996, the Company is no longer eligible to claim the special deduction for Federal income tax purposes. The Federal tax bad debt reserve, aggregating approximately $3,456,000 million at December 31, 1996, exceeds the base year reserve by approximately $162,000 (the "excess reserve"). The excess reserve is to be recaptured as taxable income over a defined number of years. The Company had previously established a deferred tax liability for this excess reserve such that there is no impact on total tax expense (benefit) for the Company in 1996 or any future year.


(11)    Employee Benefit Plans

(a)     Pension Plan

The Bank maintains a non-contributory pension plan with the RSI Retirement Trust, covering substantially all employees aged 21 and over with 1 year of service with the exception of hourly paid employees. Benefits are computed as two percent of the highest three year average annual earnings multiplied by credited service up to a maximum of 35 years.

The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for Federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets of the plan are primarily invested in pooled equity funds and fixed income funds.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated statements of financial condition at December 31, 1996 and 1995:

                                                                1996       1995
                                                                ----       ----
                                                                 (In thousands)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested
benefits of $3.1 million in 1996 and $3.0 million in 1995   $ (3,324)    (3,171)
                                                               =====      =====
Projected benefit obligation .............................    (4,060)    (3,833)
Plan assets at fair value ................................     5,093      4,553
                                                               -----      -----
Projected plan assets in excess of benefit obligation ....     1,033        720
Unrecognized net loss ....................................      (301)       (28)
Unrecognized prior service cost ..........................        52         61
Unrecognized net asset being recognized over 10.71 years .      (132)      (178)
                                                               -----       -----
Prepaid pension cost .....................................  $    652        575
                                                               =====       =====

Net pension costs recognized in the consolidated statements of income for the years ended December 31, 1996, 1995 and 1994 are summarized as follows:

                                                           1996    1995    1994
                                                           ----    ----    ----
                                                               (In thousands)
Components of net pension cost:
Service cost - benefits earned during the period ......   $ 187     141     169
Interest cost on estimated projected benefit obligation     288     268     251
Actual return on plan assets ..........................    (627)   (783)     21
Net amortization and deferral .........................     222     437    (366)
                                                           ----    ----    ----
Net pension cost ......................................   $  70      63      75
                                                           ====    ====    ====

Significant assumptions used in determining the actuarial present value of the projected benefit obligation are as follows:

                                                           1996    1995    1994
                                                           ----    ----    ----
Weighted average discount rate ........................    7.50%   7.50%   8.25%
Increase in future compensation .......................    5.50%   5.50%   6.00%
Expected long term rate of return .....................    8.00%   8.00%   8.00%

(b)     401(k) Savings Plan

The Bank maintains a defined contribution 401(k) savings plan, covering all full time employees who have attained age 21 and have completed one year of employment. The Bank matches 50% of employee contributions that are less than or equal to 3% of the employee's salary. Total expense recorded during 1996, 1995, and 1994 was $37,671, $33,181 and $27,514, respectively.

(c)     Employee Stock Ownership Plan

As part of the conversion  discussed in note 2, an employee stock ownership plan
(ESOP) was established to provide substantially all employees of the Company the opportunity to become stockholders. The ESOP borrowed $4.3 million from the Company and used the funds to purchase 433,780 shares of the common stock of the Company issued in the conversion. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a period of ten years. At December 31, 1996 and 1995, the loan had an outstanding balance of $3.9 million and $4.3 million, respectively and an interest rate of 6.21%. The loan obligation is reduced by the amount of loan repayments made by the ESOP. Shares are released for allocation and unearned compensation is amortized over the loan repayment period based on the amount of principal and interest paid on the loan as a percentage of the total principal and interest to be paid on the loan over its entire term. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6 "Employees' Accounting For Stock Ownership Plans" (SOP 93-6). Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in shareholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares (during the applicable service period), and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $527,000 of compensation expense under the ESOP during the year ended December 31, 1996.

The ESOP shares as of December 31, 1996 were as follows:

Allocated shares ........................................          --
Shares released for allocation ..........................      52,964
Unallocated shares ......................................     380,816
                                                            ---------
                                                              433,780
                                                            =========
Market value of unallocated shares at December 31, 1996.. $ 4,284,180
                                                            =========
(d)     Post Retirement  Benefits

The Company accounts for postretirement benefits under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106). Under SFAS No. 106, the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services to earn the benefits. Based on the transition provisions of SFAS No. 106, the accumulated postretirement benefit obligation at the date of adoption (the transition obligation) may be recognized in income as the cumulative effect of an accounting change in the period of adoption or delayed and amortized as a component of net periodic postretirement benefit cost. The Company adopted SFAS No. 106 as of January 1, 1995 and opted to amortize the transition obligation into expense. The adoption of SFAS No. 106 did not have a material effect on the Company's consolidated financial statements.

Certain postretirement health insurance benefits have been committed to a closed group of twelve retired employees. The Company has formally adopted measures to not offer these benefits to any additional employees. The annual health insurance increase and discount rate used to calculate the transition obligation were 6% and 8.5%, respectively. There are no plan assets. The estimated transition obligation at January 1, 1995 was $260,000. The net periodic postretirement benefit costs in 1996 and 1995 were approximately $26,000.

(12)    Retained Earnings

As a qualifying thrift institution, the Bank has been eligible to claim special Federal tax deductions substantially in excess of actual loss experience as a tax bad debt reserve. Such reserve, aggregating approximately $3,456,000 at December 31, 1996, is included within equity in the accompanying consolidated statement of financial condition. Federal tax law restricts the use of such reserves to charges for bad debts. If this reserve is charged for amounts other than bad debts, taxable income of an identical amount is created. Since ineligible charges to the reserve are not anticipated, no provision has been made for Federal income taxes thereon.

See also note 2.


(13)    Commitments and Contingent Liabilities

(a)     Legal Proceedings

The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries will not be affected materially by the outcome of any pending legal proceedings.

     The Bank was a defendant in an action by the current owners of F. H. Doherty Associates, Inc. (the Bank sold F. H. Doherty Associates, Inc. to the current owners), seeking to rescind the sale of stock, recover any additional capital contributions made by the plaintiffs, and punitive damages in the amount of $1,000,000, and indemnification on a potential claim in the amount of $67,500 resulting from a subsequent transfer of a portion of the stock by plaintiffs to a third party. During 1996, the Bank stipulated to a settlement and agreed to pay $262,500 to the plaintiffs. The Bank charged $175,000 against the allowance for probable loss which was established for this matter in 1995. The remaining $87,500 was charged against current year operations.

(b)     Nationar Receivables

     On February 6, 1995, the Superintendent of Banks for the State of New York ("Superintendent") seized Nationar, a check-clearing and trust company, freezing all of Nationar's assets. On that date, the Bank had: a demand account balance of $233,000, and a Nationar debenture of $100,000 collateralized by a $1,000,000 investment security. On September 26, 1995, the Company entered into a standby letter of credit with the Superintendent for $1,086,250 which replaced the $1,000,000 security that was pledged as collateral for the capital debenture bonds. As of December 31, 1995, the Company charged off the Nationar debenture of $100,000 and established an additional reserve of $105,000 for potential losses of the demand account and potential losses related to the stand by letter of credit.

During 1996 the Company received a cash payment of $233,000 from the Superintendent relating to its Nationar claim. In addition, on June 10, 1996 the Company issued a new standby letter of credit for $150,000 to the
Superintendent, and the initial standby letter of credit was cancelled. Concurrent with the new standby letter of credit, the Company was required to pay $58,000 under the original standby letter of credit agreement. This amount was charged against the reserve the Company had previously established. Subsequently, the Company was informed by the Superintendent's Office that the $150,000 standby letter of credit was canceled and that the Company will have no further liability in connection with its agreement with the Superintendent.

(c)     Lease Commitments

The Company leases office space and equipment under noncancelable operating leases. Minimum rental commitments under these leases are as follows:

  Years ended December 31,
                                (In thousands)

        1997                       $   289
        1998                           307
        1999                           230
        2000                           202
        2001                           146
        2002 and thereafter          1,994
                                     -----
                                   $ 3,168
                                     =====

Amounts charged to rent expense were approximately $225,000, $203,000 and $141,000 for the years ended December 31, 1996, 1995 and 1994.

(d)     Off-Balance Sheet Financing and Concentrations of Credit

The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statement of financial condition. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Unless otherwise noted, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage commitments are secured by a first lien on real estate. Collateral on extensions of credit for commercial loans varies but may include property, plant and equipment, and income producing commercial property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support borrowing arrangements. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

Contract amounts of financial instruments that represent the future extension of credit as of December 31, 1996 and 1995 at fixed and variable interest rates are as follows:

                                                   1996
                                       ---------------------------
                                         Fixed   Variable   Total
                                         -----   --------   -----
                                              (In thousands)
Financial  instruments  whose
contract  amounts represent
Credit risk:
Commitments to extend credit           $ 1,076       826    1,902
Unused lines of credit .....               914     4,981    5,895
Standby letters of credit ..               --        100      100
                                         -----     -----    -----
                                       $ 1,990     5,907    7,897
                                         =====     =====    =====

                                                   1995
                                       ---------------------------
                                         Fixed   Variable   Total
                                         -----   --------   -----
                                              (In thousands)
Financial  instruments  whose
contract  amounts represent
Credit risk:
Commitments to extend credit           $   426     1,528    1,954
Unused lines of credit .....               864     5,723    6,587
Standby letters of credit ..                --     1,236    1,236
                                         -----     -----    -----
                                       $ 1,290     8,487    9,777
                                         =====     =====    =====

The range of interest on fixed rate commitments was 7.0% to 8.5% at December 31, 1996, and 7.5% to 8.5% at December 31, 1995.

The range of interest on adjustable rate commitments was 5.5% to 9.75% and 8.50% to 10.0% at December 31, 1996 and 1995, respectively.

(14)    Fair Values

The Financial Accounting Standards Board issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), which requires that the Company disclose estimated fair values for certain financial instruments. SFAS No. 107 defines fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. SFAS No. 107 defines a financial instrument as cash, evidence of ownership interest in an entity, or a contract that imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax asset and property, plant, and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value under SFAS No. 107.

In addition there are significant intangible assets that SFAS No. 107 does not recognize, such as the value of "core deposits," the Company's branch network and other items generally referred to as "goodwill."

The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values ascribed to financial instruments. The following is a brief summary of the significant methods and assumptions used:

Securities Available for Sale

The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term investments and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. See note 4 for detail disclosure of securities available for sale.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as single family loans, consumer loans and commercial loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the contractual term of the loans to maturity taking into consideration certain prepayment assumptions.

Fair value for significant non-performing loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposit Liabilities

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, passbook accounts, NOW accounts and money market accounts must be stated at the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Borrowed Funds

The fair value of borrowed funds due in 90 days or less, or that reprice in 90 days or less is estimated to approximate the carrying amounts. The fair value of longer term borrowed funds is estimated by discounting scheduled cash flows based on current rates available to the Company for similar types of borrowing arrangements.

Other Items

The following items are considered to have a fair value equal to book value due to the nature of the financial instrument and the period within which it will be settled or repriced: cash and due from banks, federal funds sold, accrued interest receivable, due to/from broker, investments required by law, due to broker, advances from borrowers for taxes and insurance, and accrued interest payable.

Table of Financial Instruments

The carrying values and estimated fair values of financial instruments as of December 31, 1996 and 1995 were as follows:

                                       December 31, 1996      December 31, 1995
                                       -----------------      -----------------
                                        Estimated              Estimated
                                        Carrying    Fair       Carrying    Fair
                                        Value       Value      Value       Value
                                         -----      -----       -----      -----
                                                     (in thousands)
Financial assets:
  Cash and cash equivalents .......... $ 10,887    10,887      84,613     84,613
  Securities available for sale ......  200,539   200,539      74,422     74,422
  Federal Home Loan Bank of New York
         stock .......................    2,029     2,029       1,892      1,892
  Loans ..............................  251,532   249,665     252,638    248,936
  Less:  Allowance for loan losses ...   (3,438)       --      (2,647)        --
                                        -------   -------     -------    -------
         Net loans ...................  248,094   249,665     249,991    248,936
  Due from broker ....................       --        --      18,128     18,128
  Accrued interest receivable ........    3,201     3,201       1,827      1,827
Financial liabilities:
  Deposits:
         Demand, passbook, money
         market,and NOW accounts .....  146,150   146,150     153,878    153,878
         Certificates of deposit .....  151,932   152,797     157,361    159,852
  Borrowed funds .....................  108,780   108,806          --         --
  Accrued interest payable ...........    1,077     1,077           2          2
  Advances from borrowers for tax
         and insurance................    1,703     1,703       1,692      1,692
  Due to broker ......................      --         --      46,880     46,880

Commitments  to  Extend  Credit,   Standby  Letters  of  Credit,  and  Financial
Guarantees Written

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the Company's business and in the Company's business territory are not a "normal business practice." Therefore, based upon the above facts the Company believes that book value equals fair value and the amounts are not significant.


(15)    Regulatory Capital Requirements

OTS capital regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1996, the Bank was required to maintain a minimum ratio of tangible capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 3.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

Under the prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on average total assets); a core (Tier 1) risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

Management believes that, as a December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1996, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution. Although the OTS capital regulations apply at the Bank level only, the Company's consolidated capital amounts and ratios are also presented. The OTS does not have a holding company capital requirement.

                                           Minimum Capital   For Classification
                             Actual            Adequacy      as Well Capitalized
                          ---------------  ---------------  --------------------
                          Amount    Ratio      Ratio                Ratio
                          ------    -----      -----                -----
Bank
----
Tangible capital ....   $ 46,225    10.08%     1.50%                  --
Tier 1 (core) capital     46,225    10.08      3.00                 5.00%
Risk-based capital:
        Tier 1 ......     46,225    23.35        --                 6.00
        Total .......     48,712    24.61      8.00                10.00

                               Actual
                          ---------------
                          Amount    Ratio
                          ------    -----
Consolidated
------------
Tangible capital ....   $ 61,598    13.04
Tier 1 (core) capital     61,598    13.04
Risk-based capital:
        Tier 1 ......     61,598    30.66
        Total .......     64,098    31.90

(16)    Holding Company Financial Information

The Holding Company began operations on December 26, 1995 in conjunction with the Bank's mutual-to-stock conversion and the Company's initial public offering of its common stock. The Holding Company's statements of financial condition as of December 31, 1996 and 1995 and related statements of income and cash flows for the year ended December 31, 1996 and for the period from inception (December 26, 1995) to December 31, 1995 are as follows (the Holding Company did not have any income or expenses for the period from December 26, 1995 to December 31,
1995):

                        Statements of Financial Condition

                                                               At December 31,
                                                               ---------------
                                                                1996     1995
                                                                ----     ----
                                                                (in thousands)
        Assets

Cash and cash equivalents ................................  $    469   21,752
Securities available for sale* ...........................    13,956       --
Loan receivable from subsidiary ..........................     3,904    4,338
Accrued interest receivable ..............................       163       --
Investment in subsidiary .................................    46,312   49,925
Other assets .............................................        85       --
                                                              ------   ------
                Total assets .............................  $ 64,889   76,015
                                                              ======   ======
        Liabilities and Shareholders' Equity

Liabilities:
        Security sold under agreement to repurchase** ....  $  3,000       --
        Other liabilities ................................       371       --
                                                              ------   ------
Shareholders' Equity .....................................    61,518   76,015
                                                              ------   ------
                Total liabilities and shareholders' equity  $ 64,889   76,015
                                                              ======   ======

* The Holding Company's securities available for sale consist of U.S. Government Agency and mortgage backed securities with a weighted average maturity of 5.0 years.

** Weighted average rate at December 31, 1996 is 5.60% with a maturity date of March 26, 1997.

                              Statements of Income
                For the Year Ended December 31, 1996, and for the
       Period From Inception (December 26, 1995) Through December 31, 1995

                                                     1996      1995
                                                     ----      ----
                                                     (in thousands)

Interest income   .............................  $  1,128        --
Interest expense ..............................         2        --
                                                    -----     -----
        Net interest income ...................     1,126        --

Non interest expense ..........................       309        --
                                                    -----     -----
Income before income taxes and equity
 in undistributed earnings (loss) of subsidiary       817        --
                                                    -----     -----
Income tax expense ............................       328        --
                                                    -----     -----
Income before equity in undistributed
 earnings (loss) of subsidiary ................       489        --
Equity in undistributed (loss) earnings
 of subsidiary ................................    (4,325)      857
                                                    -----     -----
Net income (loss) .............................  $ (3,836)      857
                                                    =====     =====

                            Statements of Cash Flows
    For the Year ended December 31, 1996, and for the Period From Inception
                 (December 26, 1995) Through December 31, 1995

                                                              1996       1995
                                                              ----       ----
                                                              (in thousands)
Cash flows from operating activities:
        Net income (loss) ................................  $  (3,836)      857
        Adjustment to reconcile net
          income (loss) to net cash provided
          by operating activities:
          Equity in undistributed loss
            (earnings) of subsidiary .....................     4,325       (857)
          Increase in other liabilities ..................       371         --
          Increase in accrued interest receivable ........      (163)        --
                                                             -------    -------
                 Net cash provided by operating activities       697         --
                                                             -------    -------
Cash flows from investing activities:
        Decrease (increase) in loans receivable
          from subsidiary .................................      434     (4,338)
        Investment in common stock of subsidiary ..........       --    (26,090)
        Purchases of securities available for sale ........  (19,985)        --
        Proceeds from principal paydowns and
          maturities of securities available for sale .....    3,984         --
        Proceeds from sales of available for sale
          securities ......................................    1,795         --
                                                             -------    -------
                  Net cash used in investing activities ...  (13,772)   (30,428)
                                                             -------    -------
Cash flows from financing activities:
        Net increase in borrowed funds ....................    3,000         --
        Net proceeds from issuance of common stock ........      --      52,180
        Purchase of treasury stock ........................  (11,208)        --
                                                             -------    -------
                  Net cash provided by (used in)
                    financing activities ..................   (8,208)    52,180
                                                             -------    -------
Net increase (decrease) in cash and cash equivalents ......  (21,283)    21,752

Cash and cash equivalents:
        Beginning of period ...............................   21,752         --
                                                             -------    -------
        End of period ..................................... $    469     21,752
                                                             =======    =======

These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto. 30

                    CORPORATE AND STOCKHOLDER INFORMATION

Company and Bank Address

11 Division Street
Amsterdam, New York 12010-4303
Telephone:        (518) 842-7200
Fax:              (518) 842-7500

Stock Price Information

The Company's stock is traded on The Nasdaq National Market System under the symbol "AHCI". The table below shows the range of high and low bid prices since the Company's common Stock began trading on December 27, 1995. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.
                               High                 Low
1995 Fourth Quarter (1)      $10.500             $ 9.500
1996 First Quarter            10.500               9.375
1996 Second Quarter           10.000               9.375
1996 Third Quarter            10.625               9.500
1996 Fourth Quarter           11.750              10.000

(1) Reflects the period from December 27, 1995 through December 31, 1995
-------------------------------------

No cash dividends have been paid on Ambanc Holding Co., Inc. common stock to date. For information regarding restriction on dividends, see Note 2 to the Notes to Consolidated Financial Statements.

As of April 9, 1997, the Company had approximately 1,225 stockholders of record and 4,392,023 outstanding shares of Common Stock.

Investor Relations

Stockholders, investors and analysts interested in additional information may contact:

      Harold A. Baylor, Jr.
      Ambanc Holding Co., Inc.
      11 Division Street
      Amsterdam, New York 12010-4303
      (518) 842-1445

Annual Report on Form 10-K

Copies of Ambanc Holding Co., Inc.'s Annual Report for year ended December 31, 1996 on Form 10-K filed with the Securities and Exchange Commission are available without charge to stockholders upon written request to:

      Investor Relations
      Ambanc Holding Co., Inc.
      11 Division Street
      Amsterdam, New York 12010-4303

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m., Amsterdam, New York time, on Friday, May 23, 1997 at the Best Western, formerly the Holiday Inn, located at 10 Market Street, Amsterdam, New York.

Stock Transfer Agent and Registrar

Ambanc Holding Co., Inc.'s transfer agent, American Stock Transfer & Trust, maintains all stockholder records and can assist with stock transfer and registration address changes, changes or corrections in social security or tax identification numbers and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent at the address below:

      American Stock Transfer & Trust
      40 Wall Street, 46th Floor
      New York, New York  10005
      Telephone:  (718) 921-8290

Amsterdam Savings Bank, FSB Offices

Corporate              11 Division Street
                       Amsterdam, N.Y. 12010
                       (518) 842-7200

Amsterdam              Route 30N
                       Amsterdam, N.Y. 12010

                       Price Chopper Supermarket
                       Sanford Farms Plaza
                       Amsterdam, N.Y. 12010

Ballston Spa           Grand Union Plaza, Rte. 50
                       Ballston Spa, N.Y.  12020

Clifton Park           Village Plaza
                       Clifton Park, N.Y.  12065

Fort Plain             19 River Street
                       Fort Plain, N.Y. 13339

Gloversville           Arterial at Fifth Avenue
                       Gloversville, N.Y. 12078

Latham                 Price Chopper Supermarket
                       873 New Loudon Road
                       Latham, N.Y.  12110

Schenectady            Price Chopper Supermarket
                       1640 Eastern Parkway
                       Schenectady, N.Y.  12309

Operations Center      35 East Main Street
                       Amsterdam, N.Y. 12010

                            DIRECTORS AND OFFICERS


Board of Directors                                                     Year
(Ambanc Holding Co., Inc. and                                       appointed
 Amsterdam Savings Bank, FSB)                                     to Bank Board
----------------------------------------------------------------- --------------
Paul W. Baker, Chairman of the Board                                  1963
Robert J. Brittain, President and Chief Executive Officer             1988
Lauren T. Barnett, Barnett Agency, Inc.                               1966
John J. Daly, Alpin Haus                                              1988
Robert J. Dunning D.D.S., Dentist                                     1972
Lionel H. Fallows, Retired, Lieutenant Colonel                        1981
Marvin R.  LeRoy, Alzheimers Association, Northeastern NY Chapter     1996
Charles S. Pedersen, Independent Manufacturers' Representative        1977
Carl A. Schmidt, Jr., Sofco, Inc.                                     1974
William A. Wilde, Jr., Amsterdam Printing and Litho Corp.             1966



Executive Officers of Ambanc Holding Co., Inc.
----------------------------------------------
Robert J. Brittain, President/Chief Executive Officer
Harold A. Baylor, Jr., Vice President/Treasurer
Robert Kelly, Vice President/General Counsel/Secretary


Executive Officers of Amsterdam Savings Bank, FSB
--------------------------------------------------
Robert J. Brittain, President/Chief Executive Officer
Harold A. Baylor, Jr., Vice President/Treasurer
Robert Kelly, Vice President/General Counsel/Secretary
Nancy S. Virkler, Vice President of Operations
Richard C. Edel, Vice President
Cynthia M. Proper, Vice President/Director of Lending
Michelle G. Brown, Vice President/Director of Human Resources