Form 10-K, Exhibit 13
period 1997-12-31
AMBANC HOLDING CO INC
filed 1998-03-30
CIK 1000301

________________________________________________________________________________
1997 ANNUAL REPORT
________________________________________________________________________________















                                     [LOGO]
                            AMBANC HOLDING CO., INC.
                              AMSTERDAM, NEW YORK

                               1997 ANNUAL REPORT
                                TABLE OF CONTENTS


President's Message to Shareholders ...........................................2

Selected Consolidated Financial Information ...................................3

Management's Discussion and Analysis of Financial Condition and
Results of Operations .........................................................5

Independent Auditors' Report .................................................22

Consolidated Statements of Financial Condition ...............................23

Consolidated Statements of Income ............................................24

Consolidated Statements of Changes in Shareholders' Equity ...................25

Consolidated Statements of Cash Flows ........................................26

Notes to Consolidated Financial Statements ...................................28

Corporate and Shareholder Information ........................................61

Directors and Executive Officers .............................................62

 MESSAGE FROM THE PRESIDENT


To Our Shareholders:


     I am pleased to present the third Annual Report to shareholders of Ambanc Holding Co., Inc., the parent holding company of Amsterdam Savings Bank, FSB. During 1997, as part of our ongoing commitment to expand the Company's core business, we opened our fourth and fifth supermarket branch offices, both located in Saratoga County, N.Y., and a traditional branch located in Guilderland, Albany County, N.Y.

     The Company continues to focus on enhancing shareholder value. Since the Company's initial public offering ("IPO") in December 1995, the Company's outstanding shares of common stock have been reduced to 4,306,418 shares at December 31, 1997 through stock repurchases of 1,115,832 shares, representing 20.6% of the shares issued in the IPO. In addition to the stock repurchase programs, the Company paid its first regular quarterly cash dividend in August 1997 of $0.05 per share. Total cash dividends paid in 1997 totaled $0.10 per share, or 14.3% of 1997 basic earnings per share. The Company's closing stock price increased to $18.75 at December 31, 1997 from $11.25 at December 31, 1996, an increase of $7.50 per share, or 67%. The total return on the Company's stock, including cash dividends, for the year ended December 31, 1997, was in excess of 67%. As we move further into our third year as a public company, your Board of Directors, officers and staff remain dedicated to maintaining the Company's financial strength, expanding its core business and enhancing shareholder value.

     Your Company's directors, officers and staff are also committed to making a positive difference in the communities in which they live and work. Many of these individuals are actively involved in their communities participating in service clubs and a variety of charitable civic and cultural organizations.

     We optimistically look forward to the future and, on behalf of the Board of Directors, I wish to thank our customers, staff and shareholders for your continued support of Ambanc Holding Co., Inc.

Sincerely,


Robert J. Brittain
President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


     Set forth below are selected consolidated financial and other data of the Company. This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes to the Consolidated Financial Statements of the Company presented elsewhere in this Annual Report. All references to the Company, unless otherwise indicated, at or before December 26, 1995 refer to the Bank.

                                                             December 31,
                                        1997         1996         1995        1994        1993
                                     ---------     ---------    ---------   ---------   ---------
     Selected Consolidated                                 (In Thousands)
     Financial Condition Data:
Total assets .....................   $ 510,444    $ 472,421    $ 438,944   $ 343,334   $ 332,902
Securities available for sale ....     205,842      200,539       74,422        --          --
Investment securities ............        --           --           --        53,390      57,797
Loans receivable, net ............     281,123      248,094      249,991     261,581     220,647
Deposits .........................     333,265      298,082      311,239     293,152     294,780
Borrowed funds ...................     111,550      108,780         --        19,000        --
Shareholders' equity .............      61,202       61,518       76,015      27,414      25,464

                                                             Years Ended December 31,
                                         1997        1996         1995        1994        1993
                                      ---------    ---------    ---------   --------   ---------
    Selected Consolidated                                               (In Thousands)
    Operations Data:
Total interest and dividend income   $  35,566    $  32,348    $  25,582   $  23,806   $  23,789
Total interest expense ...........      19,654       16,435       12,746      10,192      10,885
                                     ---------    ---------    ---------   ---------   ---------
Net interest income ..............      15,912       15,913       12,836      13,614      12,904
Provision for loan losses ........       1,088        9,450        1,522       1,107       1,689
                                     ---------    ---------    ---------   ---------   ---------
Net interest income after
 provision for loan losses .......      14,824        6,463       11,314      12,507      11,215
Other income .....................       1,826          920        1,512         905       1,196
Other expenses ...................      12,197       13,148       11,383      11,340       9,659
                                     ---------    ---------    ---------   ---------   ---------
Income (loss) before taxes and
 cummulative effect of a change
 in accounting principle .........       4,453       (5,765)       1,443       2,072       2,752
Income tax provision (benefit) ...       1,693       (1,929)         586         122          71
Cummulative effect of a change in
 accounting principle related to
 SFAS No. 109 ....................        --           --           --          --           600
                                     ---------    ---------    ---------   ---------   ---------
Net income (loss) ................   $   2,760    ($  3,836)   $     857   $   1,950   $   2,681
                                     =========    =========    =========   =========   =========

Basic earnings (loss) per share* .   $    0.70    ($   0.81)         N/A         N/A         N/A
                                     =========    =========    =========   =========   =========
Diluted earnings (loss) per share*   $    0.69    ($   0.81)         N/A         N/A         N/A
                                     =========    =========    =========   =========   =========
Dividend payout ratio ............        14.3%         N/A          N/A         N/A         N/A
                                     =========    =========    =========   =========   =========

     *Earnings per share were not calculated for 1995 and prior periods since the Company had no stock outstanding prior to its initial public offering completed on December 26, 1995.

                                                             Years Ended December 31,
                                                   1997    1996       1995     1994     1993
                                                   ------------------------------------------
Selected Consolidated Financial
Ratios and Other Data:
Performance Ratios:
Return (loss) on average assets (1) .......        0.56%   (0.84)%    0.25%    0.59%    0.83%
Return (loss) on average equity (1) .......        4.52    (5.24)     3.00     7.36    11.00
Interest rate spread information:
   Average during period ..................        2.58     2.74      3.36     4.01     3.85
   Net interest margin (2) ................        3.36     3.66      3.87     4.34     4.19
Efficiency ratio (3) ......................       69.81    62.50     68.18    63.46    61.06
Ratio of other expenses to average
   total assets (1) .......................        2.48     2.86      3.37     3.38     2.97
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities .............................      118.93   124.26    113.31   110.24   109.53

Asset Quality Ratios:
Non-performing assets to total assets
  at end of period (1) ....................        0.67     1.18      2.72     4.15     5.06
Non-performing loans to total loans .......        1.16     1.94      3.48     3.97     5.07
Allowance for loan losses to
  non-performing loans ....................      117.07    70.47     30.10    21.42    28.59
Allowance for loan losses to loans
  receivable ..............................        1.34     1.37      1.05     0.85     1.47

Capital Ratios:
Equity to total assets at end of period (1)       11.99    13.02     17.32     7.98     7.65
Average equity to average assets (1) ......       12.42    15.95      8.30     7.96     7.52

Other Data:
Number of full-service offices ............       12        9         9        7        6

(1) Period end and average asset and equity amounts reflect securities available for sale at fair value, with net unrealized gains/losses, net of tax, included as a component of equity.

(2) Net interest income divided by average interest-earning assets.

(3) The efficiency ratio represents other expenses (excluding real estate owned and repossessed assets expenses, net), divided by the sum of net interest income and other income (excluding net gains (losses) on securities transactions).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

General


     Ambanc Holding Co., Inc. ("Ambanc" or the "Company"), a savings institution holding company is the parent corporation of Amsterdam Savings Bank, FSB (the "Bank"). Ambanc was formed as a Delaware Corporation to act as the holding company for the Bank upon the completion of the Bank's conversion from the mutual to stock form on December 26, 1995 (the "Conversion"). As such, the Company had no material results of operations during 1995. Accordingly, the discussion herein for periods prior to 1996 relates primarily to the Bank's results of operations.

     The Company's primary business, through the Bank, consists of attracting deposits from the general public and originating real estate loans and other types of investments. The Bank services a five-county area in upstate New York through the Bank's main office, eleven other banking offices and its operations center. The Company also has a wholly-owned subsidiary, ASB Insurance Agency, Inc., which offers mutual funds, annuity products and brokerage services to the Bank's customers and the general public.

     Like all thrift institutions, the Bank's (and therefore the Company's) operations are materially affected by general economic conditions, the monetary and fiscal policies of the federal government and the policies of the various regulatory authorities, including the Office of Thrift Supervision (the "OTS") and the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Its results of operations are largely dependent upon its net interest income, which is the difference between (i) the interest its receives on its loan portfolio and its securities portfolio and (ii) the interest it pays on its deposit accounts and borrowings. The operations of the Company can also be affected by the economic conditions in its market area, upstate New York.

     The Company's main office is located at 11 Division Street, Amsterdam, New York 12010. The Company's telephone number at this address is (518)842-7200.


Forward Looking Statements


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


Year 2000


     The Company has established a committee (the "Y2K Committee") to conduct a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" problem. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time sensitive software may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a major system failure or miscalculations. The Company is also aware of these risks to third parties, including vendors (and to the extent appropriate, depositors and borrowers), and the potential adverse impact on the Company resulting from failures by these parties to adequately address the Year 2000 problem. The Company has been communicating with its outside data processing service bureau, as well as other third party service providers (and to the extent appropriate, depositors and borrowers), to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. To date, the Company has not been advised by any of its primary vendors that they do not have plans in place to address and correct the issues associated with the Year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation. The Y2K Committee reports on a quarterly basis to the Audit Committee of the Board of Directors as to the Company's progress in resolving any Year 2000 problems.

     Based on the Company's current knowledge and investigations, the expense of the year 2000 problem as well as the related potential effect on the Company's earnings is not expected to have a material effect on the Company's financial position or results of operations. Furthermore, the Company expects any corrective measures required to be prepared for the Year 2000 to be implemented on a timely basis.


Management Strategy


     Management's primary goal is to improve the Company's profitability while minimizing its risks. To meet these goals, the Company's strategies focus on:
(i) emphasizing lending secured by one- to four- family residential mortgages, home equity, and consumer products, especially automobile loans; (ii) asset quality; (iii) increasing the Bank's presence in its market area primarily through the establishment of low-cost supermarket branches; and (iv) managing interest rate risk.

     Emphasizing Lending Secured by One- to Four-Family  Residential  Mortgages,
     ---------------------------------------------------------------------------
     Home Equity and Consumer Products
     ---------------------------------


     The Bank has emphasized and plans to continue to emphasize originating traditional one- to four-family residential mortgage, home equity and consumer loans in its primary market area.

     During 1997, 1996, and 1995, the Bank originated $67.5 million, $62.0 million and $16.2 million, respectively, of loans secured by one-to four-family residences, including home equity loans, and $14.7 million, $7.7 million and $18.4 million, respectively, of consumer loans. At December 31, 1997, the Bank had $189.7 million of loans secured by one- to four-family residences, $30.2 million of home equity loans and $27.1 million of consumer loans representing 66.9%, 10.7% and 9.6%, respectively, of the Bank's gross loan portfolio.


     Asset Quality
     -------------


     The Bank's loan portfolio consists primarily of one- to four-family residential and home equity loans, which are considered to have less risk than commercial and multi-family real estate or consumer loans. The Bank has de-emphasized its commercial and multi-family real estate lending, with the portfolio shrinking as a percentage of the Bank's total loan portfolio to 10.8% of total loans at December 31, 1997 from 13.8% and 28.0% at December 31, 1996 and 1993, respectively. During the same period, the Bank's portfolio of loans secured by one- to four-family and home equity mortgage loans has grown as a percentage of the Bank's total loan portfolio to 77.6% of total loans at December 31, 1997 from 72.3%, and 59.4% at December 31, 1996 and 1993, respectively.

     The Bank's non-performing assets consist of non-accruing loans, accruing loans delinquent more than 90-days, troubled debt restructurings and foreclosed and repossessed assets. Prior to 1997, the Company's performance had been significantly hampered by the level of its non-performing assets. During 1996, the Company decided to dispose of certain non-performing and higher credit risk performing assets in a bulk sale versus continuing to resolve the problems on an asset specific basis in order to accelerate the reduction in loan portfolio credit risk, reduce the drag on earnings that resulted from these assets, enhance overall asset quality and better position the Company to achieve its strategic goals. The net sales proceeds totaled $20.4 million, resulting in a pre-tax loss of $6.6 million, which was charged against the allowance for loan losses (approximately $5.6 million) and to other real estate owned expense (approximately $1.0 million).

     Primarily as a result of the bulk sale in 1996, the ratio of non-performing assets to total assets declined from 2.72% at December 31, 1995 to 1.18% at December 31, 1996. This ratio experienced further improvement in 1997, dropping to 0.67% at December 31, 1997.

     In addition, the Bank's ratios of non-performing loans to total loans and the allowance for loan losses to non-performing loans also improved. The ratio of non-performing loans to total loans at December 31, 1997 was 1.16% compared to 1.94% and 3.48% at December 31, 1996 and 1995, respectively. The ratio of the allowance for loan losses to non-performing loans increased to 117.1% at December 31, 1997 compared to 70.5% and 30.1% at December 31, 1996 and 1995, respectively.

     Increasing  the Bank's  Presence in its Market Area  Primarily  through the
     ---------------------------------------------------------------------------
     Establishment of Low-Cost Supermarket Branches
     ----------------------------------------------


     Since November 1994, the Bank has opened five branch offices in supermarkets, with one located in each of Schenectady, Albany and Montgomery Counties, and two in Saratoga County, New York. Management believes that these supermarket branch offices are an effective way to service its customers due to their size, efficiency and convenient, high traffic locations.

     In addition to the two new supermarket branch offices opened in 1997 in Saratoga County, the Bank also opened a "traditional" branch office in 1997.

     With the opening of the three branch offices in 1997, the Bank operates
12 full-service branch locations in its primary market area, all of which provide customers with 24-hour access to ATMs. Two offsite ATMs were also placed into service in 1997.


     Managing Interest Rate Risk
     ---------------------------


     The Bank has an asset/liability management committee that meets weekly to develop, implement and review policies to manage interest rate risk. The Bank has endeavored to manage its interest rate risk through the pricing and diversification of its loans, including the introduction of new, first mortgage loan products with shorter terms to maturity or with different interest rate adjustment periods, the origination of consumer loans with shorter average lives or which reprice at shorter intervals than fixed and adjustable-rate, one- to four-family residential loans and, from time to time, the purchase of short- to intermediate-term securities available for sale.


Financial Condition


     Comparison  of  Financial  Condition  at December  31,1997 and December 31,
1996. Total assets at December 31, 1997, were $510.4 million, an increase of $38.0 million, or 8.1%, compared to total assets of $472.4 million at December 31, 1996. The growth in total assets was primarily attributable to a $33.4 million, or 13.3%, increase in loans receivable, including net deferred costs, fees and loan discounts. One-to four-family mortgage loans increased by $31.5 million, or 19.9% and home equity loans expanded by $7.4 million, or 32.6%. Partially offsetting these increases were declines in multi-family, non-residential and construction loans.

     An increase of $1.4 million, or 5.3%, in consumer loans, primarily auto loans which increased by $3.8 million, or 30.8% also contributed to total growth. These increases were partially offset by a net decline in all other consumer loan categories, mainly loans for recreational vehicles which declined by $2.6 million.

     Total deposits at December 31, 1997, were $333.3 million, an increase of $35.2 million, or 11.8%, compared to $298.1 million at December 31, 1996. The increase in total deposits was attributable primarily to a $31.4 million, or 20.7%, increase in certificates of deposit. "NOW" accounts increased $3.8 million, or 20.4%, to $22.7 million and demand deposits grew to $22.7 million, an increase of $2.5 million, or 12.2% increase. These increases were partially offset by a $2.5 million or 2.4% decline in savings and money market accounts.

Results of Operations


Comparison of Fiscal Years Ended December 31, 1997 and 1996


     General. The Company recorded net income of $2.8 million for the fiscal year ended December 31, 1997 compared to a net loss of $3.8 million for the prior year. Net interest income for 1997 and 1996 was unchanged at $15.9 million. The net loss in 1996 was due primarily to the $9.5 million provision for loan losses and the $2.6 million of expenses incurred in connection with the Company's real estate owned and repossessed assets. The large provision was necessitated to replenish and increase the Company's allowance for loan losses which was depleted as a result of write-offs associated with the Company's bulk sale of certain loans in 1996 and the commercial bankruptcy of a large commercial borrower. See "Management Strategy - Asset Quality" and "Results of Operations - Provision for Loan Losses."

     Interest and Dividend Income. Interest and dividend income increased $3.2 million, or 9.9%, to $35.5 million in 1997 from $32.3 million in 1996. The increase in interest income resulted from a $38.5 million, or 8.9%, increase in the Company's average interest-earning assets, primarily securities available for sale, which increased $38.0 million, or 24.3% in 1997, to $194.1 million compared to $156.1 million in 1996. The increase in securities available for sale was primarily funded with increased borrowings.

     The average yield earned on interest-earning assets increased by 8 basis points to 7.52% in 1997 from 7.44% in the prior year. The increase in the average yield earned was attributable primarily to a change in the composition, or mix, of the Company's interest-earning assets, mainly average securities available for sale which increased in 1997 to 41.0% of total interest-earning assets from 35.9% in 1996. The average yield earned on the Company's securities also increased by 19 basis points to 7.19% in 1997 compared to 7.00% in 1996.

     Interest Expense. Interest expense increased by $3.2 million, or 19.6%, to $19.6 million in 1997 compared to $16.4 million in 1996. Average interest-bearing liabilities increased by $48.1 million, or 13.8%, to $397.8 million in 1997 compared to $349.7 million during the prior year. During the same periods, the average rate paid on interest-bearing liabilities increased by 24 basis points to 4.94% from 4.70%.

     The increase in interest expense was attributable primarily to a $31.3 million, or 46.4%, increase in the average balance of borrowed funds to $98.9 million from $67.6 million in 1996 and an increase in average certificates of deposit which grew by $22.0 million, or 14.7%, to $172.3 million from $150.3 million. The average rates paid on borrowed funds and certificates of deposit during 1997 also increased over 1996 by 13 basis points on borrowed funds and 8 basis points on certificates of deposit. Borrowings consisted primarily of securities sold under agreements to repurchase, with an increase in the average balance of $37.5 million, or 64.9%, to $95.3 million in 1997 from $57.8 million in 1996, partially offset by a decline in average advances from the Federal Home Loan Bank ("FHLB") of New York. These borowings were primarily used to fund the growth in the Company's securities available for sale.

     Net Interest Income. Net interest income before provision for loan losses was $15.9 million for 1997 and 1996. During 1997, the Company's average interest-earning assets grew by $38.5 million, or 8.9%, to $473.1 million. The average yield on these assets also increased when compared to 1996, improving by 8 basis points to 7.52% from 7.44%. However, the increase in average interest-bearing liabilities exceeded the growth in average interest-earning assets, increasing by $48.1 million to $397.8 million. The increase in the average interest-bearing liabilities was accompanied by a 24 basis point increase in the average rate paid on these funds to 4.94% for 1997 from 4.70% for 1996.

     Ambanc Holding Co., Inc. operates in an environment of intense competition for deposits and loans. The competition in today's environment is not limited to other local banks and thrifts, but also includes a myriad of financial services providers that are located both within and outside the Company's local market area. Due to this heightened level of competition to attract and retain customers, the Company must continue to offer competitive interest rates on loans and deposits. As a consequence of these competitive pressures, from time-to-time, the relative spreads between interest rates earned and interest rates paid will tighten, exerting downward pressure on net interest income, net interest rate spread and the net interest margin. This is especially true during periods when the growth in interest-earning assets lags behind the growth in interest-bearing liabilities, the environment that the Company experienced in 1997. However, management does not want to discourage, by offering noncompetitive interest rates, the creation of new customer relationships or jeopardize existing relationships thereby curtailing customer base and loan growth and the attendant benefits to be derived from them. Management believes that the longer-term benefits to be derived from this position will outweigh the shorter term costs associated with attracting, cross-selling and retaining an expanding customer base. The Company's growing customer base provides Ambanc with the potential for future, profitable customer relationships, which should in turn increase the value of the franchise.

     Provision for Loan Losses. The provision for loan losses decreased $8.4 million to $1.1 million in 1997 from $9.5 million during 1996. The higher provision in 1996 resulted primarily from the Company's bulk sale of certain performing and non-performing loans in the fourth quarter of 1996 and the aggregate lending relationship with the Bennett Funding Group, a company that filed for Chapter 11 bankruptcy protection on March 29, 1996. In order to accelerate its objective of reducing credit risk in the loan portfolio and better position the Company to achieve its strategic goals, management considered it to be prudent to complete the bulk sale of certain non-performing and performing commercial loans and manufactured home loans (which are considered a higher credit risk consumer product) at a loss, versus continuing to address these problem assets on an asset specific basis.

     The Company's provision for loan losses is based upon its analysis of the adequacy of the allowance for loan losses. Management determines the adequacy of the allowance for loan losses based upon its analysis of risk factors in the loan portfolio. This analysis includes evaluation of concentrations of credit, historical loss experience, current economic conditions, estimated fair value of underlying collateral, delinquencies, and other factors.

     At December 31, 1997, the Bank's allowance for loan losses totaled $3.8 million, or 1.3% of total loans and 117.1% of non-performing loans, compared to $3.4 million, or 1.4% of total loans and 70.5% of non-performing loans at December 31, 1996.

     Other Income. Other income increased $906,000, or 98.5%, to $1.8 million for the year ended December 31, 1997, from $920,000 in 1996. The primary reason for the increase in other income was the net gains on securities transactions of $775,000, compared to a net loss of $102,000 in 1996. As the general level of interest rates declined during 1997, management decided that it would be prudent to sell securities and record the net gains on the transactions. One condition adhered to in determining the selection and timing of the securities to be sold was that the yield obtained on the reinvestment of the sale proceeds would not be significantly lower than the foregone yield. A second condition was that the credit rating of the replacement securities would be no lower than the quality of the securities sold.

     Other Expenses. Other expenses decreased $951,000, or 7.2%, to $12.2 million for the year ended December 31, 1997 from $13.1 million in the same 1996 period. The primary reason for the improvement was a $2.2 million decline in the net costs associated with the Company's real estate owned and repossessed assets. The decrease in these expenses resulted from one-time charges in 1996 related to the bulk sale of certain foreclosed real estate properties.

     Excluding the expenses related to real estate owned and repossessed assets, other expenses increased $1.2 million, or 11.9%, to $11.8 million in 1997 from $10.6 million in 1996, mainly due to a higher level of salaries, wages and benefits which increased $989,000, or 19.4%, to $6.1 million from $5.1 million the prior year. Salaries, wages and benefits increased $250,000 as a result of the opening of three branch offices in May 1997. Also contributing to the higher level of salaries, wages and benefits was a $239,000 increase in the compensation costs related to the Employee Stock Ownership Plan (ESOP) and a $137,000 expense associated with awards of Company common stock under the Recognition and Retention Plan (RRP) to officers. The remainder of the increase was attributable to higher payroll taxes, employee insurance premiums and normal cost of living and merit increases.

     Occupancy and equipment expenses increased $211,000, or 15.9%, to $1.5 million, as a result of the opening of three branch offices in 1997. In addition, other expenses increased $135,000 in 1997 as a result of awards of Company Common Stock under the RRP to directors.

     Income Tax Expense. Income tax expense increased $3.6 million to $1.7 million in 1997 due to a pre-tax loss of $5.8 million incurred in 1996 as compared to pre-tax income of $4.5 million in 1997.


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

     Interest and Dividend Income. Interest and dividend income increased $6.8 million, or 26.4%, to $32.3 million in 1996 from $25.6 million in 1995. The increase in interest income resulted from a $103.2 million, or 31.2%, increase in the Company's average interest-earning assets, primarily securities available for sale, which increased $106.5 million, or 214% in 1996, to $156.1 million at December 31, 1996, compared to $49.6 million of securities held to maturity in 1995. The average yield earned on the Company's securities increased 89 basis points to 7.00% in 1996 compared to 6.11% in 1995.

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

     Interest Expense. Interest expense increased by $3.7 million, or 28.9%, to $16.4 million in 1996 compared to $12.7 million in 1995. Average interest-bearing liabilities increased $57.3 million, or 19.6%, to $349.7 million in 1996 compared to $292.4 million during the prior year. During the same periods, the average rate paid on interest-bearing liabilities increased by 34 basis points to 4.70% from 4.36%. The increase in interest expense was due primarily to a $62.7 million increase in the average outstanding balance of borrowed funds to $67.6 million from $4.9 million in 1995, mainly resulting from an increase in securities sold under agreements to repurchase, which grew $56.8 million to $57.8 million in 1996 from $1.0 million in 1995. Average borrowed funds, with an average rate of 5.94%, increased to 19.3% of total interest-bearing liabilities for 1996 up from 1.7% in 1995 while average savings accounts, with an average rate of 3.04% in 1996, declined to 29.5% from 37.2% in 1995 and average certificates of deposit, with an average rate of 5.65% in 1996, decreased to 43.0% of the funding mix in 1996 from 50.4% the prior year.

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

     Provision for Loan Losses. The provision for loan losses increased $8.0 million to $9.5 million in 1996 from $1.5 million during 1995. The increase resulted primarily from the Company's bulk sale of certain performing and non-performing loans in the fourth quarter of 1996, (see "Asset Quality" herein), the aggregate lending relationship with the Bennett Funding Group, a company that filed for Chapter 11 bankruptcy protection on March 29, 1996, as well as the Company's continual review of its loan portfolio. In order to accelerate its objective of reducing credit risk in the loan portfolio and better position the Company to achieve its strategic goals, management considered it to be more prudent to complete the bulk sale of certain non-performing commercial type loans and manufactured home loans (which are considered a higher credit risk consumer product), versus continuing to address these assets on an asset specific basis (see "Asset Quality" herein).

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

     Other Income. Other income decreased by $592,000 to $920,000 for the year ended December 31, 1996, from $1.5 million in 1995. The primary reasons for the decline in non-interest income were the receipt by the Bank of a non-recurring FDIC deposit insurance premium refund of $189,000 in 1995, net losses on the sale of securities available for sale of $102,000 in 1996 compared to a net gain in the prior year of $225,000 and the receipt in 1995 of non-recurring insurance proceeds related to a fire loss on a real estate owned property in the amount of $76,000. In late 1995, the Bank's securities portfolio was yielding below market rates. As a result, the Bank decided in early January 1996 to sell $34 million of its holdings and reinvest the proceeds in then current higher yielding securities, based on a projection that the losses on the sales would be recovered in approximately six-months.

     Other Expense. Other expense increased $1.8 million to $13.1 million for the year ended December 31, 1996, an increase of 15.5%, from $11.4 million in 1995. The primary reasons for the increase were a $962,000 increase in the net costs associated with the Bank's real estate owned and repossessed assets and an increase in salaries, wages, and benefits of $694,000, or 15.8% over the prior year.

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

Average Balances, Interest Rates and Yields

     The following table presents for the periods indicated the total dollar amount of interest income earned on average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense incurred on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans with interest earned on a cash basis only. Securities available for sale are included at amortized cost.

                                                                1997                      1996                       1995
                                                   --------------------------- -------------------------  --------------------------
                                                   Average    Interest  Yield/ Average  Interest  Yield/  Average  Interest   Yield/
                                                   Balance    Inc./Exp. Rate   Balance  Inc./Exp.  Rate   Balance  Inc./Exp.   Rate
                                                   -------    --------- ------ -------  --------- ------  -------  ---------  ------
Interest-Earning Assets                                                         (Dollars in Thousands)
  Loans receivable ...........................   $ 267,726  $  21,011   7.85% $ 262,193  $20,557    7.84% $261,482 $  21,385   8.18%
  Securities available for sale ..............     194,111     13,957   7.19%   156,093   10,921    7.00%     --        --      --
  Investment securities ......................        --         --      --        --       --       --     49,598     3,028   6.11%
  Federal Home Loan Bank Stock ...............       3,066        204   6.65%     2,013      130    6.46%    1,867       143   7.66%
  Federal funds sold and interest-
    bearing deposits .........................       8,162        394   4.76%    14,218      740    5.12%   18,352     1,026   5.59%
                                                   -------     ------           -------   ------           -------    ------
      Total interest-earning assets ..........     473,065     35,566   7.52%   434,517   32,348    7.44%  331,299    25,582   7.72%
                                                   -------     ------           -------   ------           -------    ------
Allowance for Loan Losses ....................      (3,846)                      (3,686)                    (2,598)
Due from Brokers .............................       7,121                       14,221                        --
Unrealized Gain/(Loss)-AFS Securities ........        (884)                      (1,475)                       --
Other Assets .................................      16,150                       15,616                     13,620
                                                 ---------                    ---------                -----------
Total Average Assets .........................   $ 491,606                    $ 459,193                $   345,021
                                                 =========                    =========                ===========
Interest-Bearing Liabilities
  Savings deposits ...........................    $ 99,389    $ 3,016   3.03%  $103,931  $ 3,162    3.04% $108,747   $ 3,300   3.03%
  NOW  deposits ..............................      19,990        543   2.72%    19,124      527    2.76%   18,640       511   2.74%
  Certificates of deposit ....................     172,319      9,882   5.73%   150,300    8,492    5.65%  147,348     8,272   5.61%
  Money Market Accounts ......................       7,159        204   2.85%     8,765      243    2.77%   10,362       285   2.75%
  Borrowed Funds .............................      98,927      6,009   6.07%    67,572    4,011    5.94%    4,880       299   6.13%
  Advances from borrowers for taxes and
    insurance, and stock subscription proceeds        --          --     --         --       --      --      2,402        79   3.28%
                                                   -------     ------           -------   ------           -------    ------
      Total interest-bearing liabilities .....     397,784     19,654   4.94%   349,692   16,435    4.70%  292,379    12,746   4.36%
                                                   -------     ------           -------   ------           -------    ------
Other Liabilities ............................      32,757                       36,255                     24,017
                                                    ------                       ------                     ------
Total Liabilities ............................     430,541                      385,947                    316,369
Shareholders' Equity .........................      61,065                       73,246                     28,625
                                                    ------                       ------                     ------
Total Average Liabilities & Equity ...........   $ 491,606                    $ 459,193                  $ 345,021
                                                 =========                    =========                  ==========
    Net interest income ......................               $ 15,912                   $ 15,913                    $ 12,836
                                                             ========                   ========                    ========
    Net interest rate spread .................                          2.58%                       2.74%                      3.36%
                                                                       ======                      ======                      =====
    Net earning assets .......................   $  75,281                    $  84,825                  $  38,920
                                                 =========                    =========                  ==========
    Net yield on average
     interest-earning assets .................                          3.36%                       3.66%                      3.87%
                                                                       ======                      ======                      =====
    Average interest-earning assets/
      Average interest/bearing liabilities ...      118.93%                      124.26%                    113.31%
                                                 ==========                   ==========                 ==========

Rate/Volume Analysis of Net Interest Income


     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and the changes due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e. changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                           ----------------------------------------------------------------------------
                                                          1997 vs. 1996                       1996 v. 1995
                                           ---------------------------------    ---------------------------------------
                                                   Increase                            Increase
                                                  (Decrease)                          (Decrease)
                                                    Due to           Total              Due to            Total
                                              -----------------     Increase    ------------------       Increase
                                              Volume       Rate     Decrease    Volume        Rate       Decrease
                                           ----------   -------    ---------   --------    ---------   -----------
Interest-Earning Assets                                            (Dollars in thousands)
  Loans receivable (1) .................   $    434    $     20    $    454    $     58    ($   886)   ($   828)
  Securities available for sale (2) ....      2,726         310       3,036      10,921         --       10,921
  Investment securities ................        --          --          --       (3,028)        --       (3,028)
  Federal Home Loan Bank Stock .........         70           4          74          13         (26)        (13)
  Federal funds sold and interest-
    bearing deposits ...................       (298)        (48)       (346)       (219)        (67)       (286)
                                           --------    --------    --------    --------    --------    --------
      Total interest-earning assets ....      2,932         286       3,218       7,745        (979)      6,766
                                           --------    --------    --------    --------    --------    --------

Interest-Bearing Liabilities
  Savings deposits .....................       (138)         (9)       (147)       (145)          7        (138)
  NOW  deposits ........................         23          (6)         17          13           3          16
  Certificates of deposit ..............      1,261         129       1,390         167          53         220
  Money Market Accounts ................        (46)          7         (39)        (44)          2         (42)
  Borrowed Funds .......................      1,902          96       1,998       3,720          (8)      3,712
  Advances from borrowers for
    taxes and insurance, and stock
    subscription proceeds ..............       --          --          --           (45)        (34)        (79)
                                           --------    --------    --------    --------    --------    --------
      Total interest-bearing liabilities   $  3,003    $    216    $  3,219    $  3,666    $     23    $  3,689
                                           --------    --------    --------    --------    --------    --------

    Net interest income ................                           ($     1)                           $  3,077
                                                                   ========                            ========

(1) Calculated  net of deferred loan fees,  loan discounts and loans in process.
(2) Net of securities available for sale pending settlement and net unrealized gains/(losses).

Market Risk


     Interest rate risk ("IRR") is the most significant market risk affecting the Company. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

     The Company does not currently engage in trading activities or use derivative instruments, such as caps, collars or floors, to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

     The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis or at a different pace from its interest-earning assets. Management of the Bank believes it is important to manage the effect interest rates have on the Bank's net portfolio value ("NPV") and net interest income. NPV helps measure interest rate risk by calculating the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

     Presented below, as of December 31, 1997, is an analysis of the Bank's interest rate risk as calculated by the OTS, measured by changes in the Bank's NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points increments, up and down 400 basis points.

                               Net Portfolio Value
              Change in
            Interest Rate      $ Amount           $ Change           % Change
            -------------      ---------          --------           --------
           (Basis Points)         (Dollars in Thousands)
               +400             $ 9,223          $(46,322)             (83)%
               +300              20,659           (34,887)             (63)
               +200              32,638           (22,908)             (41)
               +100              44,675           (10,871)             (20)
               ----              55,546             ----                --
               -100              63,988             8,443               15
               -200              70,552            15,007               27
               -300              77,133            21,588               39
               -400              85,695            30,150               54

     Certain assumptions utilized by the OTS in assessing the interest rate risk of savings institutions were employed in preparing the foregoing table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above. In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

     The Bank maintains an asset/liability committee which meets weekly to review interest rate risk management strategy and to review the Bank's investment strategy for loans and securities, monitor investment performance and to take any actions necessary for adjusting future investment direction. In managing its asset/liability mix, and depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, the Bank may place more emphasis on limiting interest rate risk than on enhancing its net interest income. Management believes that the stability which can be obtained by limiting interest rate risk can more than offset the benefits which can be derived from seeking to enhance the net interest margin on a short-term basis.

     In managing its asset/liability mix, the Bank, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place greater emphasis on maximizing its net interest margin than on matching the interest rate sensitivity of its assets and liabilities, in an effort to improve or maintain its spread. Management believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased vulnerability to sudden and unexpected increases in interest rates which can result from such a mismatch. As a result, the Bank may at certain times be more vulnerable to rapid increases in interest rates than some other institutions which concentrate principally on matching the maturities of their assets and liabilities.

     The Bank also utilizes the FHLB's Interest Rate Risk Service in managing its IRR. In most cases, the FHLB has followed OTS methodology, however, because of differences in modeling techniques and assumptions, the FHLB results may differ from the estimates generated by the OTS for changes in NPV. The FHLB simulation model, in addition to estimating NPV changes, also estimates the effect on net interest income ("NII") and net interest margin ("NIM") from the assumed changes in interest rates and compares the Bank's changes to those of a similar asset size peer group.

     Management believes that the strategy related to the purchase of securities with borrowed funds and the simultaneous pledging of those securities as securities sold under agreements to repurchase does not expose the Company's NII and its NIM to an unacceptable level of sensitivity to changes, either up or down, in interest rates. See "Financial Condition" and "Net Interest Income" herein. Management is aware, however, that by pursuing the balance sheet strategy it followed during 1997, that the Bank's NPV would be more sensitive to changes in interest rates. Based on the FHLB's Peer Group Report for December 31, 1997, if rates increased 200 basis points, the Bank's NPV would decline 31.5% from its base NPV (compared to the OTS calculated 41.0% in the table above) while the median decline for its peers would be 20.5%.

     When the Bank is compared to its peers by the FHLB in regard to changes in NII, the Bank is less interest rate sensitive than its peer group. With a 200 basis point increase in interest rates, the Bank's NII would decline by an estimated 8.2% compared to its peer group's average decline of 8.9%. If rates increased 400 basis points, the Bank's NII would decline by 18.2% compared to an average decline of 20.4% for its peer group.

     Given a 200 basis point increase in interest rates as of December 31, 1997, the Bank's NIM would decline 22 basis points from its base margin rate of 2.78% to 2.56%, compared to a peer group decline from 2.79% to 2.64%, a decline of 15 basis points. If interest rates increased 400 basis points, the Bank's NIM would decline 50 basis points to 2.28% from the base margin rate of 2.78% while the peer group's NIM would decline by 39 basis points to 2.40% from 2.79%.


Liquidity and Capital Resources


     The Bank's primary sources of funds for operations are deposits from its market area, principal and interest payments on loans and securities available for sale, proceeds from the maturity of securities available for sale, advances from the FHLB of New York and proceeds from the sale of securities sold under agreements to repurchase ("reverse repo"). While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

     The primary investing activities of the Company are the origination of loans and purchase of securities. During 1997, 1996 and 1995 the Bank's loan originations totaled $91.5 million, $81.4 million and $50.2 million, respectively. During 1995, the Bank purchased $47.0 million of securities and classified such securities, consistent with the reclassification of all investment and mortgage-backed securities at December 31, 1995, as available for sale. In 1996, the Company purchased $192.6 million of securities and classified such securities as available for sale. For the year 1997, the Company purchased $247.4 million of securities, all of which were classified as available for sale.

     The primary financing activity of the Bank is the attraction of deposits. During the years ended December 31, 1997 and 1995, the Bank experienced net deposit inflows of $35.2 million and $18.1 million, respectively. However for the year ended December 31, 1996, the Bank had net deposit outflows of $13.2 million. Management believes that the decrease in deposits in 1996 was the result, in part, of some of the Bank's depositors deciding to pursue alternative investment opportunities, such as stock mutual funds, with a portion of their investable funds. The increase in deposits during 1997 management believes was a reversal of the 1996 situation as depositors shifted investable funds back into certificates of deposit to take advantage of the higher interest rates that prevailed in the Bank's market area during 1997. During the year ended December 31, 1997, the Bank's certificates of deposit increased by $31.4 million, or 20.7%. The net increase of $18.1 million in 1995 resulted from an increase of $41.2 million in certificates of deposit which was the result of the Bank's aggressive 1995 marketing campaigns related, in part, to the three supermarket branches that the Bank opened since November 1994.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits. The required minimum liquidity ratio is currently 4%. The Bank's average daily liquidity ratio for the month of December 1997 was 37.05%.

     The Bank's most liquid assets are cash and cash equivalents, which consist of federal funds sold and bank deposits. The level of these assets is dependent on the Bank's operating, financing and investing activities during any given period. At December 31, 1997, 1996 and 1995 cash and cash equivalents totaled $10.2 million, $10.9 million and $84.6 million, respectively.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 1997, the Bank had commitments to originate loans of $4.2 million as well as undrawn commitments of $5.4 million on home equity and other lines of credit. Certificates of deposit which are scheduled to mature in one year or less at December 31, 1997, totaled $139.1 million. Management believes that a significant portion of such deposits will remain with the Bank. However, if the Bank is not able to maintain its historical retention rate on maturing certificates of deposit, it may consider employing the following strategies: (i) increase its borrowed funds position to compensate for the deposit outflows; (ii) increase the rates it offers on these deposits in order to increase the retention rate on maturing certificates of deposit and/or to attract new deposits; or (iii) attempt to increase certificates of deposit through the use of deposit brokers. Depending on the level of market interest rates on the renewal dates of the certificates of deposit, the employment of one or a combination of these strategies could result in higher or lower levels of NII and net income.

     The Company also has a need for, and sources of, liquidity. Liquidity is required to fund its operating expenses, as well as for the payment of any dividends to shareholders. The Company currently has no significant liquidity commitments as operating costs are modest and dividends to shareholders are discretionary. At December 31, 1997, the Holding Company had $9.4 in liquid assets on hand, however, the primary source of liquidity on an ongoing basis is dividends from the Bank. To date, no dividends have been paid from the Bank to the Company; however, it is anticipated that the Bank will pay a dividend to the Company in 1998.

     Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements of national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis. See Note 15 of the Notes to Consolidated Financial Statements for information on the Bank's regulatory capital requirements.


Unaudited Consolidated Interim Financial Information
                                                                1997                                        1996
                                           -----------------------------------------   ------------------------------------------
                                              3/31       6/30      9/30       12/31      3/31       6/30        9/30       12/31
                                           --------   --------   --------   --------   --------   --------   --------    --------
                                                               (Dollars in thousands, except per share data)
Interest Income ....................        $8,675     $8,773     $8,827     $9,291     $6,915     $7,562     $8,825      $9,046

Net Interest Income ................         4,020      4,008      3,881      4,003      3,653      3,881      4,231       4,147

Provision for Loan Losses ..........           363        275        225        225      1,628        433        549       6,840

Income/(Loss) Before Income Taxes ..         1,076        889      1,188      1,300       (535)       802        897      (6,929)

Net Income/(Loss) ..................           652        572        736        800       (314)       510        572      (4,604)

Earnings/(Loss)per share - Basic ...          0.16       0.14       0.19       0.21      (0.06)      0.10       0.12       (1.05)
Earnings/(Loss)per share - Diluted .          0.16       0.14       0.19       0.20      (0.06)      0.10       0.12       (1.05)

Average Shares Outstanding - Basic .     4,011,349  4,024,536  3,897,492  3,832,531  4,988,828  4,999,672  4,675,401   4,404,735
  Incremental Shares:
     Options .......................          --        3,233     36,300     57,608        --         --         --          --
     Unvested RRP Shares ...........          --        2,244     23,642     39,608        --         --         --          --
Average Shares Outstanding - Diluted     4,011,349  4,030,013  3,957,434  3,929,747  4,988,828  4,999,672  4,675,401   4,404,735

                            AMBANC HOLDING CO., INC.
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                        As of December 31, 1997 and 1996
              and for the three year period ended December 31, 1997

                   (With Independent Auditors' Report Thereon)



                          Independent Auditors' Report


The Board of Directors
Ambanc Holding Co., Inc.:


We have audited the accompanying consolidated statements of financial condition of Ambanc Holding Co., Inc. and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambanc Holding Co., Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


Albany, N.Y.
February 13, 1998

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition


                                                             December 31,
              Assets                                       1997       1996
                                                           ----       ----
                                                            (In thousands)

Cash and due from banks .............................   $ 10,225      6,387
Federal funds sold ..................................       --        4,500
                                                        --------   --------
          Cash and cash equivalents .................     10,225     10,887

Securities available for sale, at fair value (note 4)    205,842    200,539
Loans receivable, net (note 5) ......................    281,123    248,094
Accrued interest receivable (note 6) ................      3,734      3,201
Premises and equipment, net (note 7) ................      3,121      2,784
Federal Home Loan Bank of New York stock, at cost ...      3,291      2,029
Real estate owned and repossessed assets ............        143        715
Other assets ........................................      2,965      4,172
                                                        --------   --------
          Total assets ..............................   $510,444    472,421
                                                        ========   ========
          Liabilities and Shareholders' Equity

Liabilities:
     Deposits (note 8) ..............................   $333,265    298,082
     Advances from borrowers for taxes
       and insurance                                       1,902      1,703
     Borrowed funds (note 9) ........................    111,550    108,780
     Accrued interest payable .......................        819      1,077
     Accrued expenses and other liabilities .........      1,706      1,261
                                                        --------   --------
          Total liabilities .........................    449,242    410,903
                                                        --------   --------

Commitments and contingent liabilities (notes 10, 11 and 13)

Shareholders' equity:
     Preferred stock $.01 par value. Authorized
       5,000,000 shares; none outstanding at
       December 31, 1997 and 1996 ...................          -          -
     Common stock $.01 par value.  Authorized
       15,000,000; 5,422,250 shares issued at
       December 31, 1997 and 1996 ...................         54         54
     Additional paid-in capital .....................     52,385     52,128
     Retained earnings, substantially restricted ....     26,458     24,436
     Treasury stock, at cost, (1,115,832 shares
       at December 31, 1997 and 1,030,227 at
       December 31, 1996) ...........................    (12,585)   (11,208)
     Common stock acquired by ESOP ..................     (3,303)    (3,812)
     Unearned RRP shares issued .....................     (1,533)       --
     Net unrealized loss on securities available
       for sale, net of tax .........................       (274)       (80)
                                                       ---------  ---------
          Total shareholder's equity ................     61,202     61,518
                                                       ---------  ---------

          Total liabilities and shareholders' equity   $ 510,444    472,421
                                                       =========  =========

See accompanying notes to consolidated financial statements.

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                        Consolidated Statements of Income

                                                     Years ended December 31,
                                                    1997      1996         1995
                                                    ----      ----         ----
                                                          (In thousands,
                                                     except per share amounts)
Interest and dividend income:
     Loans ...................................    $21,011     20,557      21,385
     Securities available for sale ...........     13,957     10,921        --
     Investment securities ...................       --         --         3,028
     Federal funds sold ......................        394        740       1,026
     Federal Home Loan Bank stock ............        204        130         143
                                                  -------    -------     -------
       Total interest and dividend income ....     35,566     32,348      25,582
                                                  -------    -------     -------
Interest expense:
     Deposits (note 8) .......................     13,645     12,424      12,447
     Borrowings ..............................      6,009      4,011         299
                                                  -------    -------     -------
              Total interest expense .........     19,654     16,435      12,746
                                                  -------    -------     -------
              Net interest income ............     15,912     15,913      12,836

Provision for loan losses (note 5) ...........      1,088      9,450       1,522
                                                  -------    -------     -------
     Net interest income after
      provision for loan losses ..............     14,824      6,463      11,314
                                                  -------    -------     -------
Other income:
     Service charges on deposit accounts .....        786        764         783
     Net gains (losses) on securities
      transactions ...........................        775       (102)        225
     Other ...................................        265        258         504
                                                  -------    -------     -------
              Total other income .............      1,826        920       1,512
                                                  -------    -------     -------
Other expenses:
     Salaries, wages and benefits ............      6,086      5,097       4,403
     Occupancy and equipment .................      1,539      1,328       1,219
     Data processing .........................        923        843         728
     Federal deposit insurance premium .......         39          2         533
     Correspondent bank processing fees ......        126        116         245
     Provision for losses on Nationar
       related receivable ....................       --         --           205
     Real estate owned and repossessed
       assets expenses, net ..................        355      2,563       1,601
     Professional fees .......................        429        540         358
     Other ...................................      2,700      2,659       2,091
                                                  -------    -------     -------
              Total other expenses ...........     12,197     13,148      11,383
                                                  -------    -------     -------
Income (loss) before taxes ...................      4,453     (5,765)      1,443
Income tax expense (benefit) (note 10) .......      1,693     (1,929)        586
                                                  -------    -------     -------
              Net income (loss) ..............    $ 2,760     (3,836)        857
                                                  =======    =======     =======

Basic earnings (loss) per share ..............    $  0.70    $ (0.81)        N/A
                                                  =======    =======     =======

Diluted earnings (loss) per share ............    $  0.69    $ (0.81)        N/A
                                                  =======    =======     =======

See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Shareholders' Equity

                  Years ended December 31, 1997, 1996 and 1995

                        (in thousands, except share data)


                                                                                                      Net unrealized
                                                                                                      gain (loss) on
                                                                                    Common    Unearned  securities
                                                   Additional                       stock       RRP     available
                                           Common   paid-in   Retained   Treasury  acquired    shares   for sale,
                                           stock    capital   earnings    stock    by ESOP     issued   net of tax    Total
                                           -----    -------   ---------   -----    -------     ------   ----------    -----


Balance at December 31, 1994 ..........   $  --        --      27,415       --         --         --         --       27,415

Net income ............................      --        --         857       --         --         --         --          857
Common stock issued (5,422,250 shares)       54      52,127      --         --         --         --         --       52,181
Purchase of ESOP shares (433,780) .....      --        --        --         --       (4,338)      --         --       (4,338)
Change in net unrealized loss on
  securities available for sale,
  net of tax ..........................      --        --        --         --         --         --         (100)      (100)
                                          -------   -------   -------    -------    -------    -------    -------    -------
Balance at December 31, 1995 ..........      54      52,127    28,272       --       (4,338)      --         (100)    76,015

Net loss ..............................      --        --      (3,836)      --         --         --         --       (3,836)
Purchase of treasury shares (1,030,227)      --        --        --      (11,208)      --         --         --      (11,208)
Release of ESOP shares (52,964) .......      --           1      --         --          526       --         --          527
Change in net unrealized loss on
  securities available for sale, net of
  tax .................................      --        --        --         --         --         --           20         20

Balance at December 31, 1996 ..........      54      52,128    24,436    (11,208)    (3,812)      --          (80)    61,518
                                          -------   -------   -------    -------    -------    -------    -------    -------
Net income ............................      --        --       2,760       --         --         --         --        2,760
Release of ESOP shares (50,561) .......      --         257      --         --          509       --         --          766
Purchase of treasury shares (216,890) .      --        --        --       (3,488)      --         --         --       (3,488)
Issuance of RRP shares (131,285) ......      --        --        (306)     2,111       --       (1,805)      --         --
RRP shares earned .....................      --        --        --         --         --          272       --          272
Change in net unrealized loss on
  securities available for sale, net of
  tax .................................      --        --        --         --         --         --         (194)      (194)
Cash dividends $0.10 per share ........      --        --        (432)      --         --         --         --         (432)
                                          -------   -------   -------    -------    -------    -------    -------    -------
Balance at December 31, 1997 ..........   $  54      52,385    26,458    (12,585)    (3,303)    (1,533)      (274)    61,202
                                          =======   =======   =======   ========    =======    ========    =======   ========

See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows


                                                        Years ended December 31,
                                                        1997     1996      1995
                                                        ----     ----      ----
                                                             (In thousands)
Increase  (decrease)  in cash and cash  equivalents:
 Cash flows from  operating activities:
  Net income (loss) ................................ $ 2,760    (3,836)     857
  Adjustments to reconcile net income (loss)
   to net cash provided (used)
   by operating activities:
    Depreciation and amortization ..................     652       558      496
    Provision for loan losses ......................   1,088     9,450    1,522
    Provision for losses and writedowns on
    real estate owned and repossessed assets ......      171       877    1,254
    Provisions for losses on Nationar
     related receivables ...........................     --        --       205
    Loss on sale of fixed assets ...................     --         64      --
    ESOP compensation expense ......................     766       527      --
    RRP expense ....................................     272       --       --
    Net loss (gains) on sale and redemptions
     of securities available for sale ..............    (775)      102     (225)
    Net loss on sale of other real estate owned ....      38     1,260       74
    Net amortization on securities .................     320       475       19
    (Increase) decrease in accrued interest
     receivable and other assets ...................     831    (3,316)    (560)
    Decrease (increase) in due from broker .........     --     18,128  (18,128)
    Increase (decrease) in accrued expenses
     and other liabilities .........................     187    (1,201)   2,225
    Increase (decrease) in due to broker ...........     --    (46,880)  46,880
    Increase (decrease) in advances from
     borrowers for taxes and insurance .............     199        11     (762)
                                                       -----   --------  -------
     Net cash provided (used) by operating
      activities ...................................   6,509   (23,781)  33,857
                                                       -----   --------  -------

Cash flows from investing activities:
 Proceeds from sales and redemptions of
  securities available for sale .................... 194,210    34,469   18,372
 Purchases of securities available for sale ........(247,424) (192,647)     --
 Proceeds from principal paydowns and
  maturities of securities available for sale ......  48,029    31,508      --
 Proceeds from principal paydowns and
  maturities of investment securities ..............     --        --     7,530
 Purchase of investment securities .................     --        --   (46,980)
 Purchase of FHLB stock ............................  (1,262)     (137)    (237)
 Proceeds from sale of loans .......................     --     18,929      --
 Net (increase) decrease in loans made
  to customers ..................................... (34,384)  (28,685)   8,205
 Capital expenditures ..............................  (1,004)     (341)    (692)
 Proceeds from sales of other real estate ..........     631     2,519    1,340
 Proceeds from the sale of fixed assets ............     --         25      --
                                                     -------- --------- --------
     Net cash used by investing activities ......... (41,204) (134,360) (12,462)
                                                     -------- --------- --------
                                                                 (Continued)

                 AMBANC HOLDING CO., INC. AND SUBSIDIARIES

           For the years ended December 31, 1997, 1996 and 1995


                                                             1997        1996        1995
                                                             ----        ----        ----

  Cash flows from financing activities:
      Purchase of ESOP shares .........................   $   --          --        (4,338)
      Net proceeds from common stock issued
        in stock conversion ...........................       --          --        52,181
      Purchase of treasury shares .....................     (3,488)    (11,208)       --
      Dividends paid ..................................       (432)       --          --
      Net increase (decrease) in deposits .............     35,183     (13,157)     18,087
      Advances from (repayments on) FHLB
        borrowings, net ...............................      6,300       6,000     (19,000)
      Increase (decrease) in other borrowed funds .....     (3,530)    102,780        --
                                                          --------    --------    --------
              Net cash provided by financing activities     34,033      84,415      46,930
                                                          --------    --------    --------

Net increase (decrease) in cash and cash equivalents ..       (662)    (73,726)     68,325
Cash and cash equivalents at beginning of year ........     10,887      84,613      16,288
                                                          --------    --------    --------
Cash and cash equivalents at end of year ..............   $ 10,225      10,887      84,613
                                                          ========    ========    ========

Supplemental disclosures of cash flow
  information - cash paid during the year for:
         Interest .....................................   $ 19,912      15,360      12,447
                                                          ========    ========    ========

         Income taxes .................................   $  1,770         306       1,000
                                                          ========    ========    ========

Noncash investing activities:
     Net reduction in loans receivable resulting
       from the transfer to real estate owned .........   $    268       2,203       1,864
                                                          ========    ========    ========
     Transfer of investment securities to
       securities available for sale ..................   $   --          --        45,736
                                                          ========    ========    ========
Noncash financing activities:
     Issuance of RRP shares ...........................   $  2,111        --          --
                                                          ========    ========    ========


See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1997 and 1996


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

       (a)    Basis of Presentation

              The accompanying consolidated financial statements include the accounts of Ambanc Holding Co., Inc., and its wholly owned subsidiaries, Amsterdam Savings Bank FSB, and A.S.B. Insurance Agency, Inc., collectively referred to as the Company. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the thrift industry.

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

       (b)    Business

              A substantial portion of the Company's assets are loans secured by real estate in the upstate New York area. In addition, all real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a considerable portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are dependent upon market conditions in the upstate New York region.

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

     (c) Securities Available for Sale, Investment Securities and FHLB of New York Stock

              Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity they are classified as held to maturity and are stated at amortized cost. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value, with net unrealized gains and losses reported as a separate component of shareholders' equity, net of estimated income taxes. The Company does not maintain a trading portfolio, and at December 31, 1997 and 1996 the Company had no securities classified as securities held to maturity.

              Unrealized losses on securities that reflect a decline in value that is other than temporary are charged to income.

              Non- marketable equity securities,  such as Federal Home Loan Bank
              (FHLB) of New York stock, is stated at cost. The investment in FHLB of New York stock is required for membership.

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

       (e)    Loans Receivable and Loan Fees

              Loans receivable are stated at unpaid principal amount, net of unearned discount, deferred loan costs, net, and allowance for loan losses. Discounts are amortized to income over the contractual loan life using the level-yield method. Loan fees received and the related direct cost of originations have been deferred and are being recorded as yield adjustments over the life of the related loans using the interest method of amortization.

              Non-performing loans include non-accrual loans, restructured loans and loans which are 90 days or more past due and still accruing interest. Loans considered doubtful of collection by management are placed on a nonaccrual status for the recording of interest. Generally loans past due 90 days or more as to principal or interest are placed on nonaccrual status except for certain loans which, in management's judgment, are adequately secured and for which collection is probable. Previously accrued income that has not been collected is reversed from current income. Thereafter, the application of payments received (principal or interest) on non-accrual loans is dependent on the expectation of ultimate repayment of the loan. If ultimate repayment of the loan is expected, any payments received are applied in accordance with contractual terms. If ultimate repayment of principal is not expected or management judges it to be prudent, any payment received on a non-accrual or an impaired loan is applied to principal until ultimate repayment becomes expected. Loans are removed from non-accrual status when they are estimated to be fully collectible as to principal and interest. Amortization of related deferred fees is suspended when a loan is placed on non-accrual status.

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

       (f)    Loan Impairment

              Management considers a loan to be impaired if, based on current information, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Except for loans restructured in a troubled debt restructuring subsequent to January 1, 1995, management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

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

              At December 31, 1997 and 1996, real estate owned and repossessed assets consisted of primarily residential one to four family properties, recreational vehicles and boats. The Company had no in-substance foreclosures at December 31, 1997 and 1996.

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

       (m)    Stock Based Compensation Plans

              The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

              The Company's Recognition and Retention Plan (RRP) is also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a deduction from shareholders' equity) and amortized to compensation expense as the shares become vested.

       (n)    Earnings per share

              On December 31, 1997, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share". The statement supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" and related interpretations. SFAS No. 128 requires dual presentation of "Basic EPS" and Diluted EPS" on the face of the income statement for all entities with complex capital structures and specifies additional disclosure requirements. Basic earnings per share excludes dilution and is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period. Unvested restricted stock awards are considered outstanding common shares and included in the computation of basic EPS as of the date that they are fully vested. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised into common stock or resulted in the issuance of common stock. All prior period EPS data has been restated to conform to the provisions of this Statement. The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

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

       (p) Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

              In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125 which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Certain aspects of SFAS No. 125 were amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provision of FAS Statement No. 125." The adoption of SFAS No. 125 did not have a material impact on the Company's consolidated financial statements.

       (q)    Reclassifications

              Amounts in the prior years' consolidated financial statements are reclassified whenever necessary to conform to current periods presentations.

       (r)    Recent Accounting Pronouncements

              In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying of comprehensive income. Comprehensive income includes the reported net income of the company adjusted for items that are currently accounted for as equity transactions, such as market value adjustment for securities available for sale, foreign currency transactions, and minimum pension liability adjustments. This statement is effective for fiscal years beginning after December 15, 1997. Management believes that the adoption of SFAS No. 130 will not have a material impact on the Company's consolidated financial statements.

              In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for reporting by public companies of operating segments within the company, disclosures about products and services, geographic areas and major customers. This statement is effective for periods beginning after December 15, 1997. Management believes that the adoption of SFAS No. 131 will not have a material impact on the Company's consolidated financial statements.


(2)    Conversion to Stock Ownership

       On December 26, 1995, the Holding Company sold 5,422,250 shares of common stock at $10.00 per share to depositors and employees of the Bank. Net proceeds from the sale of stock of the Holding Company, after deducting conversion expenses of approximately $2.0 million, were $52.2 million and are reflected as common stock and additional paid-in capital in the accompanying December 31, 1997 and 1996 consolidated statements of financial condition. The Company utilized $26.0 million of the net proceeds to acquire all of the capital stock of the Bank.

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

       The Bank's capital exceeds all of the fully phased-in capital regulatory requirements. The Office of Thrift Supervision (OTS) regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval. At December 31, 1997, the maximum amount that could have been paid by the Bank to the Holding Company was approximately $17.5 million.

       Unlike the Bank, the Holding Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders.


(3)    Reserves and Investments Required by Law

       The Company is required to maintain certain reserves of cash and or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $1,123,000 and $1,069,000 at December 31, 1997 and 1996, respectively.

       The Company is required to maintain certain levels of stock in the Federal Home Loan Bank. The Company has pledged its investment in this stock, as well as a blanket pledge of qualifying residential real estate loans, to secure its advances from the Federal Home Loan Bank of New York.

(4)    Securities Available for Sale

       The amortized cost, gross unrealized gains and losses and estimated fair values of securities available for sale at December 31, 1997 and 1996 are as follows:

                                                                  1997
                                                             (in thousands)
                                                             Gross      Gross    Estimated
                                               Amortized  unrealized unrealized    fair
                                                  cost        gains     losses     value

       U.S. Government and agency securities   $ 63,198         60       (113)     63,145
       Mortgage-backed securities ..........    142,312        100       (515)    141,897
       State and political subdivisions ....        755         11       --           766
                                                --------   --------   --------    --------
       Total debt securities ...............    206,265        171       (628)    205,808
                                               --------   --------   --------    --------

       Equity securities ...................         34       --         --            34
                                               --------   --------   --------    --------
       Total ...............................   $206,299        171       (628)    205,842
                                               ========   ========   ========    ========

                                                                 1996
                                                            (in thousands)
                                                            Gross      Gross    Estimated
                                              Amortized  unrealized  unrealized    fair
                                                 cost       gains      losses      value

       U.S. Government and agency securities   $ 43,968         69       (264)     43,773
       Mortgage-backed securities ..........    156,191        705       (635)    156,261
       State and political subdivisions ....        500          5       --           505
                                               --------   --------   --------    --------
       Total ...............................   $200,659        779       (899)    200,539
                                               ========   ========   ========    ========

       The amortized cost and estimated fair value of debt securities available for sale at December 31, 1997, by contractual maturity, are shown below (mortgage backed securities are included by final contractual maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized    Estimated
                                                   cost     fair value
                                                    (In thousands)

       Due within one year ...................   $  3,998        3,998
       Due after one year through five years .     13,755       13,712
       Due after five years through ten  years     36,633       36,591
       Due after ten years ...................    151,879      151,507
                                                 --------     --------
                 Totals ......................   $206,265      205,808
                                                 ========     ========

       The  following  table  sets  forth   information  with  regard  to  sales
       transactions of securities available for sale:


                                                   1997        1996        1995
                                                   ----        ----        ----
                                                           (In thousands)

       Proceeds from sale of securities ....    $174,010      34,469      18,372
       Gross realized gains from sale
        of securities ......................       1,017          14         319
       Gross realized losses from sale
        of securities ......................         242         116          94

       Securities available for sale carried at $111,153,000 on December 31, 1997 and at $113,828,000 on December 31, 1996 were pledged to secure repurchase agreements and other purposes.


(5)    Loans Receivable, Net

       Loans receivable consist of the following at December 31, 1997 and 1996:

                                                            December 31,
                                                          1997         1996
                                                           (In thousands)
       Loans secured by real estate:
       1 - 4 Family ................................   $ 189,666      158,182
       Home equity .................................      30,246       22,817
       Multi family ................................       4,152        4,724
       Non-residential .............................      26,585       29,947
       Construction ................................       2,081        2,234
                                                       ---------    ---------
             Total loans secured by real estate ..       252,730      217,904
                                                       ---------    ---------

       Other Loans:
        Consumer loans:
         Recreational vehicles .....................       6,775        9,416
         Auto loans ................................      16,237       12,417
         Other secured .............................       1,781        1,866
         Unsecured .................................       1,847        1,445
         Manufactured homes ........................         494          620
                                                       ---------    ---------
             Total consumer loans ..................      27,134       25,764
                                                       ---------    ---------
       Commercial loans:
         Secured ...................................       3,233        6,199
         Unsecured .................................         471          620
                                                       ---------    ---------
             Total commercial loans ................       3,704        6,819
                                                       ---------    ---------
                                                         283,568      250,487
                                                       ---------    ---------
       Allowance for loan losses ...................      (3,807)      (3,438)
       Deferred costs, net of deferred fees and
       discounts ...................................       1,362        1,045
                                                       ---------    ---------
       Total loans receivable, net                     $ 281,123      248,094
                                                       =========    =========

       A summary of the allowance for loan losses is as follows:

                                                         December 31,
                                                   1997       1996       1995
                                                   ----       ----       ----
                                                        (In thousands)

       Balance at beginning of year ..........   $ 3,438      2,647      2,235
       Provision charged to operations .......     1,088      9,450      1,522
       Charge-offs ...........................    (1,214)    (8,718)    (1,216)
       Recoveries ............................       495         59        106
                                                 -------    -------    -------
       Balance at end of year ................   $ 3,807      3,438      2,647
                                                 =======    =======    =======

       The following table sets forth the information with regard to non-performing loans:

                                                       December 31,
                                                  1997     1996      1995
                                                  ----     ----      ----
                                                      (In thousands)

       Loans in a non-accrual status .........   $1,876    3,123    4,499
       Loans contractually past due 90 days
        or more and still accruing interest ..      451      725      261
       Restructured loans ....................      931    1,031    4,035
                                                 ------   ------   ------
       Total non-performing loans ............   $3,258    4,879    8,795
                                                 ======   ======   ======

       Accumulated interest on the above non-performing loans of $276,848, $375,459 and $876,524 was not recognized as income in 1997, 1996 and 1995, respectively. Approximately $192,000, $229,000 and $482,000 of
       interest on restructured and non-accrual loans was collected and recognized as income in 1997, 1996 and 1995, respectively.

       At December 31, 1997, the recorded investment in loans that are considered to be impaired totaled $769,095 for which the related allowance for loan losses is $337,865. At December 31, 1996 the recorded investment in loans that were considered to be impaired was $2,638,780 for which the related allowance for loan losses was $1,182,838. As of December 31, 1997 and 1996, there were no impaired loans which did not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1997, 1996 and 1995 was approximately $1,445,000, $6,918,000, and $4,106,000, respectively.
       For the years ended December 31, 1997, 1996, and 1995, the Company recognized interest income on those impaired loans of $14,768, $110,470 and $61,278, respectively, which included $0, $13,633 and $2,787, respectively, of interest income recognized using the cash basis method of income recognition.

       Certain directors and executive officers of the Company were customers of and had other transactions with the Company in the ordinary course of business. Loans to these parties were made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled approximately $1,021,308 and $887,696 at December 31, 1997 and 1996, respectively.
       There were $182,750 in advances to the directors and executive officers during the year ended December 31, 1997. Total payments made on these loans were $49,138 during the year ended December 31, 1997.

(6)    Accrued Interest Receivable

       Accrued interest receivable consists of the following:

                                                       December 31,
                                                     1997     1996
                                                      (In thousands)

       Loans ....................................   $1,347    1,260
       Securities available for sale ............    2,387    1,941
                                                    ------   ------
                                                    $3,734    3,201
                                                    ======   ======

(7)    Premises and Equipment

       A summary of premises and equipment is as follows:

                                                      December 31,
                                                     1997     1996
                                                     (In thousands)

       Banking house and land ...................   $2,362    2,362
       Leasehold improvements ...................    1,100      700
       Furniture, fixtures and equipment ........    3,737    3,114
       Construction in progress .................      --        80
                                                    ------   ------
                                                     7,199    6,256
       Less accumulated depreciation and
        amortization ...........................    (4,078)  (3,472)
                                                   -------   ------
                                                    $3,121    2,784
                                                   =======   ======

       Amounts charged to depreciation expense were $605,933, $500,833 and $438,057 for the years ended December 31, 1997, 1996 and 1995.


(8)    Deposits

       Deposits are summarized as follows:
                                                  December 31,
                                               1997       1996
                                                (In thousands)

       Regular savings accounts (3.00% at
        December 31, 1997 and 1996) ......  $ 97,591     99,569

       Certificates of deposit:
         3.01 to 4.00% ...................     1,011        994
         4.01 to 5.00% ...................     6,688     42,824
         5.01 to 6.00% ...................   154,377     88,042
         6.01 to 7.00% ...................    10,801     11,330
         7.01 to 8.00% ...................    10,455      8,742
                                            --------   --------
                                             183,332    151,932
                                            --------   --------
       Money market accounts (2.96% at
        December 31, 1997 and 2.86% at
        December 31, 1996) ..............      6,877      7,433
       NOW accounts (2.75% at December
        31, 1997 and 1996) ..............     22,718     18,875
       Demand accounts ..................     22,747     20,273
                                            --------   --------
        Total deposits...................   $333,265    298,082
                                            ========   ========

       The approximate amount of contractual maturities of certificates of deposit for the years subsequent to December 31, 1997 are as follows:
                                                            (In thousands)
                Years ended December 31,
                         1998                                   $ 139,103
                         1999                                      22,019
                         2000                                      16,163
                         2001                                       3,688
                         2002                                       2,359
                                                                ---------
                                                                $ 183,332
                                                                =========

       The aggregate amount of certificates of deposits with a balance of $100,000 or more were approximately $17.9 million and $11.2 million at December 31, 1997 and 1996, respectively.

       Interest expense on deposits for the years ended December 31, 1997, 1996 and 1995, is summarized as follows:
                                             1997      1996      1995
                                                   (In thousands)

       Regular savings accounts ........   $ 3,016     3,162     3,300
       Certificate of deposits .........     9,882     8,492     8,272
       NOW accounts ....................       543       527       511
       Money market accounts ...........       204       243       285
       Common stock subscriptions escrow       --        --         79
                                           -------   -------   -------
        Total interest expense ..........  $13,645    12,424    12,447
                                           =======   =======   =======


(9)    Borrowed Funds

       At December 31, 1997, the Company had a $24.2 million overnight line of credit and a $24.2 million 30 day line of credit with the FHLB of New York. As of December 31, 1997 the Company had taken $12.3 million in advances on these lines of credit. At December 31, 1996, the Company had a $22.4 million overnight line of credit and a $22.4 million 30 day line of credit with the FHLB. As of December 31, 1996 the Company had taken $6.0 million in advances on these lines of credit. Under the terms of a blanket collateral agreement with the FHLB, these outstanding balances are collateralized by certain qualifying assets not otherwise pledged (primarily first mortgage loans).

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

       The following sets forth certain information related to the Company's borrowings, consisting of FHLB advances and securities sold under agreements to repurchase:
                                                   December 31,
                                                 1997        1996
                                                  (In thousands)

       FHLB advances ......................   $ 12,300       6,000
       Securities sold under agreements to
        repurchase ........................     99,250     102,780
                                               -------    --------
       Total borrowings ...................   $111,550     108,780
                                              ========    ========

       Weighted average interest rate of
       FHLB advances ......................      6.38%       6.88%
                                              ========    ========

       Weighted average interest rate of
        securities sold under agreements to
        repurchase ........................      6.04%       5.96%
                                              ========    ========

       The following table sets forth the maturities of securities sold under agreements to repurchase, including the weighted average interest rates, and the fair value of the securities sold under the repurchase agreements as of December 31, 1997:
                                                         Weighted    Fair Value
                                             Repurchase   Average  of Securities
                                             Liability Interest Rate    Sold
                                                    (In thousands)

          Due after 30 days up to 90 days    $  2,600      5.91%     $  5,402
          Due after 91 days up to 365 days     53,650      6.21%       58,370
          Due after 365 days .............     43,000      5.84%       47,381
                                             --------      ----      --------
                                             $ 99,250      6.04%     $111,153
                                             ========      ====      ========

       The following table sets forth the maximum month-end balances and average balances of FHLB advances and securities sold under agreements to repurchase for the periods indicated.
                                                       Years Ended December 31,
                                                     1997       1996      1995
                                                           (In thousands)
         Maximum Month-end Balance:
          FHLB advances .....................   $   14,400     28,000    15,000
                                                ==========    =======    ======
          Securities sold under agreements
           to repurchase ....................       99,410    102,780     4,000
                                                ==========    =======    ======
          Average Balance:
          FHLB advances .....................        3,667      9,757     3,922
                                                ==========    =======    ======
          Securities sold under agreements
           to repurchase ....................       95,261     57,815       958
                                                ==========    =======    ======
          Weighted average interest rate of
           FHLB advances ....................         5.43%      5.35%     6.06%
                                                ==========    =======    ======
          Weighted average interest rate of
           securities sold under agreement to
           repurchase .......................         6.01%      5.94%     6.30%
                                                ==========    =======    ======

(10)   Income Taxes

       The components of income tax expense (benefit) are as follows:

                                                          December 31,
                                                  1997       1996        1995
                                                  ----       ----        ----
                                                         (In thousands)
         Current tax (benefit) expense:
           Federal ..........................   $ 1,735     (1,421)       955
           State ............................       270          1        208
                                                -------    -------    -------
                                                  2,005     (1,420)     1,163
          Deferred tax benefit ..............      (312)      (509)      (577)
                                                -------    -------    -------
           Total income tax expense (benefit)   $ 1,693     (1,929)       586
                                                =======    =======    =======

       Actual tax expense (benefit) for the years ended December 31, 1997, 1996 and 1995 differs from expected tax expense (benefit), computed by applying the Federal corporate tax rate of 34% to income before taxes as follows:
                                                         December 31,
                                                 1997       1996        1995
                                                 ----       ----        ----
                                                        (In thousands)

          Expected tax expense (benefit) ...   $ 1,514     (1,960)   $   491
          State taxes, net of Federal income
           tax benefit .....................       178          1        103
          Other items ......................         1         30         (8)
                                               -------    -------    -------
                                               $ 1,693     (1,929)   $   586
                                               =======    =======    =======

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 are presented below:

                                                      Temporary    Temporary
                                                      Deductible    Taxable
                                                     Differences  Differences
                                                         (In thousands)

          Reserves for loan losses ..................   $1,508        216
          Nonqualified deferred compensation ........      227        --
          Loan accounting differences ...............      409        --
          Property and equipment ....................      --         113
          Prepaid expenses ..........................      --         243
          Other items ...............................      113        --
                                                        ------     ------
                                                         2,257        572
                                                         =====     ======

          Deferred tax liability ....................      572
                                                        ------
          Net deferred tax asset at December 31, 1997    1,685
          Net deferred tax asset at January 1, 1997 .    1,373
                                                        ------
          Deferred tax benefit for the year ended
           December 31, 1997 ........................   $  312
                                                         ======

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 are presented below:

                                                      Temporary    Temporary
                                                      Deductible    Taxable
                                                     Differences  Differences
                                                         (In thousands)

          Reserves for loan losses ..................   $1,358         65
          Nonqualified deferred compensation ........      233        --
          Loan accounting differences ...............      236        --
          Property and equipment ....................      --         113
          Prepaid expenses ..........................      --         330
          Other items ...............................       54        --
                                                        ------     ------
                                                         1,881        508
                                                         =====     ======

          Deferred tax liability ....................      508
                                                        ------
          Net deferred tax asset at December 31, 1996    1,373
          Net deferred tax asset at January 1, 1996 .      864
                                                        ------
          Deferred tax benefit for the year ended
           December 31, 1996 ........................   $  509
                                                        ======

       In addition to the deferred tax items described in the preceding table, the Company also has a deferred tax asset of approximately $183,000 and $40,000 at December 31, 1997 and 1996, respectively, relating to the unrealized loss on securities available for sale.

       There was no valuation allowance or change in the valuation allowance for deferred tax assets as of and for the years ended December 31, 1997 and 1996. Management believes that the realization of the recognized net deferred tax asset at December 31, 1997 and 1996 is more likely than not, based on historical taxable income, available tax planning strategies, and expectations as to future taxable income.

       As a thrift institution, the Bank is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. These deductions historically have been determined using methods based on loss experience or a percentage of taxable income. Tax bad debt reserves are maintained equal to the excess of allowable deductions over actual bad debt losses and other reserve reductions. These reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year. Deferred tax liabilities are recognized with respect to such excess reserves, as well as any portion of the base-year amount which is expected to become taxable (or "recaptured") in the foreseeable future.

       Certain amendments to the Federal and New York State tax laws regarding bad debt deductions were enacted in July and August 1996. The Federal amendments include elimination of the percentage of taxable income method for tax years beginning after December 31, 1995, and imposition of a requirement to recapture into taxable income (over a period of approximately six years) the bad debt reserves in excess of the base-year amounts. The Bank previously established, and will continue to maintain, a deferred tax liability with respect to such excess Federal reserves. The New York State amendments redesignate the Bank's state bad debt reserves at December 31, 1995 as the base-year amount and also provide for future additions to the base-year reserve using the percentage of taxable income method.

       Deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $3.3 million at December 31, 1997 and the state base-year reserve of approximately $5.9 million at December 31, 1997, since the Bank does not expect that these amounts will become taxable in the foreseeable future. Under New York State tax law, as amended, events that would result in taxation of these reserves include the failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for tax purposes. The unrecognized deferred tax liability at December 31, 1997 with respect to the Federal base-year reserve was approximately $1.1 million. The unrecognized deferred tax liability at December 31, 1997 with respect to the state base-year reserve was approximately $350 thousand (net of Federal benefit).


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

              The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated statements of financial condition at December 31, 1997 and 1996:

                                                                           1997       1996
                                                                            (In thousands)
              Actuarial present value of benefit obligations:
              Accumulated benefit obligation, including vested
               benefits of $3.7 million in 1997 and $3.1
               million in 1996 .......................................   $(3,805)    (3,324)
                                                                         =======    =======

              Projected benefit obligation ...........................    (4,508)    (4,060)
              Plan assets at fair value ..............................     5,994      5,130
                                                                         -------    -------
              Projected plan assets in excess of benefit obligation ..     1,486      1,070
              Unrecognized net gain ..................................      (806)      (301)
              Unrecognized prior service cost ........................        12         15
              Unrecognized net asset being recognized over 10.71 years       (85)      (132)
                                                                         -------    -------
              Prepaid pension cost ...................................   $   607        652
                                                                         =======    =======

              Net pension costs recognized in the consolidated statements of income for the years ended December 31, 1997, 1996 and 1995 are Summarized as follows:

                                                                            1997       1996       1995
                                                                            ----       ----       ----
                                                                                  (In thousands)
              Components of net pension cost:
              Service cost - benefits earned during the period ......   $   183        187        141
              Interest cost on estimated projected benefit obligation       304        288        268
              Actual return on plan assets ...........................    (1,104)      (627)      (783)
              Net amortization and deferral ..........................       663        222        437
                                                                         -------    -------    -------
              Net pension cost .......................................   $    46         70         63
                                                                         =======    =======    =======

              Significant assumptions used in determining the actuarial present value of the projected benefit obligation are as follows:
                                                      1997    1996    1995
                                                      ----    ----    ----

              Weighted average discount rate ....     7.25%   7.50%   7.50%
              Increase in future compensation ...     5.00%   5.50%   5.50%
              Expected long term rate of return .     8.00%   8.00%   8.00%

       (b)    401(k) Savings Plan

              The Bank maintains a defined contribution 401(k) savings plan, covering all full time employees who have attained age 21 and have completed one year of employment. The Bank had matched 50% of employee contributions that were less than or equal to 3% of the employee's salary. As of March 1, 1997, the Bank no longer matched employee contributions. Total expense recorded during 1997, 1996 and 1995 was $5,321, $37,671 and $33,181, respectively.

       (c)    Employee Stock Ownership Plan

              As part of the conversion discussed in note 2, an employee stock ownership plan (ESOP) was established to provide substantially all employees of the Company the opportunity to become shareholders. The ESOP borrowed $4.3 million from the Company and used the funds to purchase 433,780 shares of the common stock of the Company issued in the conversion. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a period of ten years. At December 31, 1997 and 1996, the loan had an outstanding balance of $3.5 million and $3.9 million, respectively. The loan obligation is reduced by the amount of loan repayments made by the ESOP. Shares are released for allocation and unearned compensation is amortized over the loan repayment period based on the amount of principal and interest paid on the loan as a percentage of the total principal and interest to be paid on the loan over its entire term. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

              The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6 "Employees' Accounting For Stock Ownership Plans" (SOP 93-6). Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in shareholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares (during the applicable service period), and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $766,000 of compensation expense under the ESOP during the year ended December 31, 1997 and recorded $527,000 of compensation expense for the year ended December 31, 1996.

              The ESOP shares as of December 31, 1997 were as follows:

               Allocated shares .............    52,964
               Shares released for allocation    50,561
               Unallocated shares ...........   330,255
                                                -------
                                                433,780
                                                =======
               Market value of unallocated
                shares at December 31, 1997  $6,192,281
                                             ==========

       (d)    Stock Option Plan

              On May 23, 1997, the Company's shareholders approved the 1997 Stock Option and Incentive Plan ("Stock Option Plan"). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company.

              The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights, and limited stock appreciation rights. Under the Stock Option Plan, 542,225 authorized but unissued shares are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair value on the date of grant. Options expire no later than ten years following the date of grant.

              Upon shareholder ratification of the Stock Option Plan, options to purchase 373,974 shares were awarded at an exercise price of $13.75 per share. These shares have a ten-year term and vest at a rate of 25% per year from their respective grant dates. No options were exercised, cancelled or forfeited during the year ended December 31, 1997. As of December 31, 1997 no options were vested and the weighted average remaining contractual life of the options was approximately 9.6 years.

              The Company applies APB Opinion No. 25 and related Interpretations in accounting for its Stock Option Plan. Accordingly, no compensation cost has been recognized for the Stock Option Plan. SFAS No. 123 requires companies not using a fair value based method of accounting for employee stock options or similar plans, to provide pro forma disclosures of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 1.32%; expected volatility of 40.90%; risk free interest rate of 5.48% and expected lives of 5 years. The estimated fair value of the options granted in 1997 was $5.30.

              Pro-forma disclosures for the Company for the year ended December 31, 1997 are as follows:

              (in thousands, except per share data)

              Net Income:
              As reported                                        $    2,760
              Pro-forma                                               2,578

              Earnings per Share:
              Basic EPS as reported                              $     0.70
              Pro-forma                                                0.65
              Diluted EPS as reported                                  0.69
              Pro-forma                                                0.65

              The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro-forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years.

              Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

       (e)    Recognition and Retention Plan

              On May 23, 1997, the Company's shareholders approved the Ambanc Holding Co., Inc. Recognition and Retention Plan (RRP). The
              purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock based compensation program to attract and retain officers and directors. Under the RRP, 216,890 shares of authorized but unissued shares, are reserved for issuance under the plan. The Company also has the alternative to fund the RRP with Treasury stock.

              On May 23, 1997, 131,285 shares were awarded under the RRP. The shares vest in four equal installments commencing one year from the date of grant. The fair market value of the shares awarded under the plan was $1.8 million at the grant date and is being amortized to compensation expense on a straight line basis over the four year vesting period. Compensation expense of $272,000 was recorded during 1997 with the remaining unearned compensation cost of $1.5 million shown as a reduction of shareholder's equity at December 31, 1997.

       (f)    Post Retirement  Benefits

              Certain postretirement health insurance benefits have been committed to a closed group of eleven retired employees. The Company has formally adopted measures to not offer these benefits to any additional employees. The annual health insurance increase and discount rate used to calculate the transition obligation were 6% and 8.5%, respectively. There are no plan assets. The estimated transition obligation at January 1, 1995 was $260,000. The net periodic post retirement benefit costs in both 1997 and 1996 were approximately $26,000.

       (g)    Directors' Deferred Compensation Agreements

              Under the Directors' Deferred Compensation Agreements, the Company's directors were eligible to elect to defer fees for services that were otherwise currently payable. Fees were deferred over a period of five years. The Company utilized the deferred fees to purchase life insurance policies to fund the benefits on each director with the Bank listed as the beneficiary. Each director participating in such agreements deferred their fees over a five year period with a set amount established as an annual payout over a ten year period after five years from the date of the agreement or upon reaching the age of 65, whichever is later. The present value of the remaining installments due under these agreements is included in other liabilities in the consolidated balance sheets. The cash surrender value of the life insurance policies is included in other assets in the consolidated balance sheets.

(12)   Earnings Per Share

       Calculation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS) is as follows:

                                                                       Weighted
                                                           Net         Average    Per Share
                                                      Income (loss)    Shares       Amount

                                                 (In thousands, except share and per share data)
                                                        For Year Ended December 31, 1997

       Basic EPS
            Income available to common shareholders   $   2,760      3,940,867      0.70

          Effect of Dilutive Securities
            Stock Options .........................                     24,285
            RRP shares ............................                     16,374

          Diluted EPS
            Income available to common shareholders
             plus assumed conversions .............       2,760      3,981,526      0.69
                                                      =========      =========      ====

          For Year Ended December 31, 1996

          Basic EPS
            Income available to common shareholders   $  (3,836)     4,761,393     (0.81)

          Effect of Dilutive Securities
            No dilutive securities during 1996

          Diluted EPS
            Income available to common shareholders      (3,836)     4,761,393     (0.81)
                                                      =========      =========      ====

       The Bank converted from a mutual form to a stock institution in December 1995, and the Holding Company completed its initial public offering on December 26, 1995, at which time the Holding Company purchased all of the outstanding stock of the Bank. The Company did not report EPS for 1995 and therefore it is excluded from this footnote.


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

               The Bank was a defendant in an action by the current owners of F. H. Doherty Associates, Inc. (the Bank sold F. H. Doherty Associates, Inc. to the current owners), seeking to rescind the sale of stock, recover any additional capital contributions made by the plaintiffs, punitive damages in the amount of $1,000,000, and indemnification on a potential claim in the amount of $67,500 resulting from a subsequent transfer of a portion of the stock by plaintiffs to a third party. During 1996, the Bank stipulated to a settlement and agreed to pay $262,500 to the plaintiffs. The Bank charged $175,000 against the allowance for probable loss which was established for this matter in 1995. The remaining $87,500 was charged to 1996 operations.

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

              During 1996 the Company received a cash payment of $233,000 from the Superintendent relating to its Nationar claim. In addition, on June 10, 1996 the Company issued a new standby letter of credit for $150,000 to the Superintendent, and the initial standby letter of credit was canceled. Concurrent with the new standby letter of credit, the Company was required to pay $58,000 under the original standby letter of credit agreement. This amount was charged against the reserve the Company had previously established. Subsequently, the Company was informed by the Superintendent's Office that the $150,000 standby letter of credit was canceled and that the Company will have no further liability in connection with its agreement with the Superintendent. During 1997, the Bank received approximately $45,000 from the Superintendent of Banks as a partial recovery of the amounts previously charged off and is included in Other Income.

       (c)    Lease Commitments

              The Company leases office space and equipment under noncancelable operating leases. Minimum rental commitments under these leases are as follows:

                Years ended December 31,
                                                     (In thousands)

                         1998                          $   330
                         1999                              266
                         2000                              212
                         2001                              182
                         2002                              128
                         2003 and thereafter             1,010
                                                       -------
                                                       $ 2,128
                                                       =======

              Amounts charged to rent expense were approximately $315,000, $225,000 and $203,000 for the years ended December 31, 1997, 1996 and 1995.

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

              Contract amounts of financial instruments that represent the future extension of credit as of December 31, 1997 and 1996 at fixed and variable interest rates are as follows:


                                                                1997
                                                      Fixed   Variable   Total
                                                            (In thousands)
                  Financial instruments whose
                   contract amounts represent
                   Credit risk:
                       Commitments to extend credit   $3,797      393    4,190
                       Unused lines of credit .....    1,025    4,336    5,361
                       Standby letters of credit ..     --        100      100
                                                      ------   ------   ------
                                                      $4,822    4,829    9,651
                                                      ======   ======   ======

                                                                 1996
                                                       Fixed   Variable  Total
                                                            (In thousands)
                  Financial instruments whose
                   contract amounts represent
                   Credit risk:
                       Commitments to extend credit   $1,076      826    1,902
                       Unused lines of credit .....      914    4,981    5,895
                       Standby letters of credit ..     --        100      100
                                                      ------   ------   ------
                                                      $1,990    5,907    7,897
                                                      ======   ======   ======

              The range of interest on fixed rate commitments was 5.50% to 8.75% at December 31, 1997 and 7.0% to 8.5% at December 31, 1996. The range of interest on adjustable rate commitments was 6.75% to 7.25% and 5.5% to 9.75% at December 31, 1997 and 1996,
              respectively.


(14)   Fair Values

       A financial instrument is defined as cash, evidence of ownership interest in an entity, or a contract that imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

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

       Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax asset and property, plant, and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits," the Company's branch network and other items generally referred to as "goodwill."

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

           The fair value of performing loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the contractual term of the loans to maturity taking into consideration certain prepayment assumptions.

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

           Other Items

           The following items are considered to have a fair value equal to book value due to the nature of the financial instrument and the period within which it will be settled or repriced: cash and due from banks, federal funds sold, accrued interest receivable, investments required by law, due to broker, advances from borrowers for taxes and insurance, and accrued interest payable.

       Table of Financial Instruments

       The carrying values and estimated fair values of financial instruments as of December 31, 1997 and 1996 were as follows:

                                                           December 31, 1997       December 31, 1996
                                                      -----------------------   ----------------------
                                                                    Estimated                Estimated
                                                       Carrying       Fair      Carrying       Fair
                                                         Value        Value       Value        Value
                                                                        (in thousands)
         Financial assets:
                    Cash and cash equivalents .....   $  10,225       10,225      10,887       10,887
                    Securities available for sale .     205,842      205,842     200,539      200,539
                    Federal Home Loan Bank of
                     New York stock ...............       3,291        3,291       2,029        2,029
                    Loans .........................     284,930      280,765     251,532      249,665
                    Less: Allowance for loan losses      (3,807)        --        (3,438)        --
                                                      ---------    ---------   ---------    ---------
                            Net loans .............     281,123      280,765     248,094      249,665
                    Accrued interest receivable ...       3,734        3,734       3,201        3,201

               Financial liabilities:
                    Deposits:
                        Demand, passbook, money
                         market, and NOW accounts .     149,933      149,933     146,150      146,150
                        Certificates of deposit ...     183,332      184,208     151,932      152,797
                    Borrowed funds ................     111,550      111,006     108,780      108,806
                    Accrued interest payable ......         819          819       1,077        1,077
                    Advances from borrowers
                     for tax and insurance ........       1,902        1,902       1,703        1,703

       Commitments to Extend Credit and Standby Letters of Credit

       The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the Company's business and in the Company's business territory are not a "normal business practice." Therefore, based upon the above facts the Company believes that book value equals fair value and the amounts are not significant.

(15)   Regulatory Capital Requirements

       OTS capital regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1997, the Bank was required to maintain a minimum ratio of tangible capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 3.0% to 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

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

       Management believes that, as of December 31, 1997 and 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

       The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1997 and 1996. Although the OTS capital regulations apply at the Bank level only, the Company's consolidated capital amounts and ratios are also presented. The OTS does not have a holding company capital requirement.

                                             December 31, 1997         December 31, 1996
                                                  Actual                    Actual
                                             Amount     Ratio         Amount      Ratio
             Bank
              Tangible capital          $    49,722      9.88%        46,225      10.08%
              Tier 1 (core) capital          49,722      9.88         46,225      10.08
              Risk-based capital:
                Tier 1                       49,722     23.42         46,225      23.35
                Total                        52,390     24.68         48,712      24.61

                                                  Actual                    Actual
                                             Amount     Ratio         Amount      Ratio
              Consolidated
              Tangible capital          $    61,476     11.99%        61,598      13.04%
              Tier 1 (core) capital          61,476     11.99         61,598      13.04
              Risk-based capital:
                Tier 1                       61,476     28.79         61,598      30.66
                Total                        64,159     30.04         64,098      31.90



(16)   Holding Company Financial Information

       The Holding Company began operations on December 26, 1995 in conjunction with the Bank's mutual-to-stock conversion and the Company's initial public offering of its common stock. The Holding Company's statements of financial condition as of December 31, 1997 and 1996 and related statements of income and cash flows for the years ended December 31, 1997, 1996 and for the period from inception (December 26, 1995) to December 31, 1995 are as follows (the Holding Company did not have any income or expenses for the period from December 26, 1995 to December 31,
       1995):

                        Statements of Financial Condition

                                                                 At December 31,
                                                                 1997      1996
                                                                 (in thousands)
                                      Assets

            Cash and cash equivalents ......................   $ 1,046       469
            Securities available for sale* .................     9,400    13,956
            Loan receivable from subsidiary ................     3,470     3,904
            Accrued interest receivable ....................       115       163
            Investment in subsidiary .......................    49,467    46,312
            Other assets ...................................       335        85


                     Total assets ..........................   $63,833    64,889
                                                               =======   =======

                 Liabilities and Shareholders' Equity

            Liabilities:
                 Security sold under agreement to
                  repurchase**.............................    $ 2,600     3,000
                 Other liabilities ........................         30       371
                                                               -------   -------

            Shareholders' Equity ..........................     61,203    61,518
                                                               -------   -------

                     Total liabilities and
                      shareholders' equity ..................  $63,833    64,889
                                                               =======   =======


       * The Holding Company's securities available for sale consist of U.S. Government Agency and mortgage backed securities with a weighted average maturity of 3.0 years and 5.0 years at December 31, 1997 and 1996, respectively.

       ** Weighted average rate at December 31, 1997 and 1996 is 5.91% and 5.60% with a maturity date of February 20, 1998 and March 26, 1997, respectively.

                                                          Statements of Income

                                                        Years ended December 31,
                                                         1997     1996     1995
                                                              (in thousands)

            Interest income ........................   $  868    1,128      --
            Interest expense .......................      170        2      --
                                                       ------   ------    ------
                 Net interest income ...............      698    1,126      --

            Non interest expense ...................      646      309      --
                                                       ------   ------    ------

            Income before income taxes and
             equity in undistributed earnings (loss)
             of subsidiary .........................       52      817      --
                                                       ------   ------    ------

            Income tax expense .....................       21      328      --
                                                       ------   ------    ------

            Income before equity in undistributed
             earnings (loss) of subsidiary .........       31      489      --
            Equity in undistributed (loss) earnings
             of subsidiary .........................    2,729   (4,325)      857
                                                       ------   ------    ------

            Net income (loss) ......................   $2,760   (3,836)      857
                                                       ======   ======    ======


                                                            Statements of Cash Flows

                                                                             Years ended December 31,
                                                                           1997        1996         1995
                                                                                  (in thousands)
           Cash flows from operating activities:
                      Net income (loss) .............................   $  2,760      (3,836)        857
                      Adjustment to reconcile net income
                       (loss) to net cash (used by) provided
                       by operating activities:
                          Equity in undistributed loss
                           (earnings) of subsidiary .................     (2,729)      4,325        (857)
                          Net loss on sale and redemptions
                           of securities available for sale .........        153        --          --
                          RRP expense ...............................        272        --          --
                          (Decrease) increase in other
                           liabilities ..............................       (341)        371        --
                          Increase in accrued interest
                           receivable and other assets ..............       (274)       (163)       --
                                                                        --------    --------    --------
                                 Net cash (used by) provided by
                                  operating activities ..............       (159)        697        --
                                                                        --------    --------    --------

                 Cash flows from investing activities:
                      Decrease (increase) in loans receivable
                       from subsidiary ..............................        434         434      (4,338)
                      Investment in common stock of subsidiary ......       --          --       (26,090)
                      Purchases of securities available for sale ....    (11,052)    (19,985)       --
                      Proceeds from principal paydowns and
                       maturities of securities available for sale ..      8,159       3,984        --
                      Proceeds from sales of available for sale
                       securities ...................................      7,515       1,795        --
                                                                        --------    --------    --------
                                 Net cash provided by (used in)
                                  investing activities ..............      5,056     (13,772)    (30,428)
                                                                        --------    --------    --------

                 Cash flows from financing activities:
                      Net (decrease) increase in borrowed funds .....       (400)      3,000        --
                      Net proceeds from issuance of common stock ....       --          --        52,180
                      Dividends paid ................................       (432)       --          --
                      Purchase of treasury shares ...................     (3,488)    (11,208)       --
                                                                        --------    --------    --------
                                 Net cash provided by (used in)
                                  financing activities ..............     (4,320)     (8,208)     52,180
                                                                        --------    --------    --------

                 Net increase (decrease) in cash and cash equivalents        577     (21,283)     21,752

                 Cash and cash equivalents:
                      Beginning of period ...........................        469      21,752        --
                                                                        --------    --------    --------
                      End of period .................................   $  1,046         469      21,752
                                                                        ========    ========    ========

       These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                      CORPORATE AND SHAREHOLDER INFORMATION


Company and Bank Address
11 Division Street
Amsterdam, New York 12010-4303
Telephone:  (518) 842-7200
Fax:        (518) 842-7500


Stock Price Information


     The Company's stock is traded on The Nasdaq National Market System under the symbol "AHCI". The table below shows the range of high and low bid prices of the Company's Common Stock during 1996 and 1997. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                      High       Low                           High         Low
1996 First Quarter   10.500     9.375    1997 First Quarter   14.875      11.125
1996 Second Quarter  10.000     9.375    1997 Second Quarter  10.000      12.500
1996 Third Quarter   10.625     9.500    1997 Third Quarter   16.625      15.125
1996 Fourth Quarter  11.750    10.000    1997 Fourth Quarter  19.750      15.375

For information regarding restriction on dividends, see Note 2 to the Notes to Consolidated Financial Statements.

As of March 27, 1998, the Company had approximately 1,119 shareholders of record and 4,258,148 outstanding shares of Common Stock.


Special Counsel

                  Silver, Freedman & Taff, L.L.P.
                  1100 New York Avenue, N.W.
                  Washington, D.C. 20005-3934
                  Telephone:  (202) 414-6100


                                       61(a)

Investor Relations


Shareholders, investors and analysts interested in additional information may contact:

                  Harold A. Baylor, Jr., CFO
                  Ambanc Holding Co., Inc.
                  11 Division Street
                  Amsterdam, New York 12010-4303
                  Telephone:  (518) 842-7200
                  Fax:  (518) 842-1688


Annual Report on Form 10-K


     Copies of Ambanc Holding Co., Inc.'s Annual Report for year ended December 31, 1997 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

                  Investor Relations
                  Ambanc Holding Co., Inc.
                  11 Division Street
                  Amsterdam, New York 12010-4303


Annual Meeting


     The annual meeting of shareholders will be held at 10:00 a.m., New York time, on Friday, May 22, 1998 at the Best Western, located at 10 Market Street, Amsterdam, New York.


Stock Transfer Agent and Registrar


     Ambanc Holding Co., Inc.'s transfer agent, American Stock Transfer & Trust, maintains all shareholder records and can assist with stock transfer and registration address changes, changes or corrections in social security or tax identification numbers and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent at the address below:

      American Stock Transfer & Trust
      40 Wall Street, 46th Floor
      New York, New York  10005
      Telephone:  (718) 921-8290

                                       61(b)

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

Saratoga                Price Chopper Supermarket
                        115 Ballston Avenue
                        Saratoga Springs, N.Y. 12866

Guilderland             5 New Karner Road
                        Guilderland, N.Y. 12084

Wilton                  Price Chopper Supermarket
                        Route 50
                        Saratoga Springs, N.Y. 12866

Operations Center       35 East Main Street
                        Amsterdam, N.Y. 12010




                                      62(a)

DIRECTORS AND OFFICERS


Board of Directors
------------------
(Ambanc Holding Co., Inc. and                                     Year appointed
 Amsterdam Savings Bank, FSB)                                      to Bank Board

Paul W. Baker, Chairman of the Board                                    1963
Robert J. Brittain, President and Chief Executive Officer               1988
Lauren T. Barnett, Barnett Agency, Inc.                                 1966
John J. Daly, Alpin Haus                                                1988
Robert J. Dunning D.D.S., Dentist                                       1972
Lionel H. Fallows, Retired, Lieutenant Colonel                          1981
Marvin R.  LeRoy, Jr., Alzheimers Association, Northeastern NY Chapter  1996
Charles S. Pedersen, Independent Manufacturers' Representative          1977
Carl A. Schmidt, Jr., Sofco, Inc.                                       1974
William A. Wilde, Jr., Amsterdam Printing and Litho Corp.               1966


Executive Officers of Ambanc Holding Co., Inc.
----------------------------------------------

Robert J. Brittain              President/Chief Executive Officer
Harold A. Baylor, Jr.           Vice President/Treasurer/Chief Financial Officer
Robert Kelly                    Vice President/General Counsel/Secretary


Executive Officers of Amsterdam Savings Bank, FSB
-------------------------------------------------

Robert J. Brittain              President/Chief Executive Officer
Harold A. Baylor, Jr.           Vice President/Treasurer/Chief Financial Officer
Robert Kelly                    Vice President/General Counsel/Secretary
Nancy S. Virkler                Vice President of Operations
Richard C. Edel                 Vice President
Cynthia M. Proper               Vice President/Director of Lending


                                      62(b)