Form 10-K, Exhibit 13
period 1998-12-31
AMBANC HOLDING CO INC
filed 1999-04-01
CIK 1000301

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

                                                             December 31,
                                        1998         1997         1996        1995        1994
                                     ---------     ---------    ---------   ---------   ---------
     Selected Consolidated                                 (In Thousands)
     Financial Condition Data:
Total assets .....................   $ 735,472    $ 510,444    $ 472,421   $ 438,944   $ 343,334
Securities available for sale ....     244,241      205,808      200,539      74,422        --
Investment securities ............        --           --           --          --        53,390
Loans receivable, net ............     420,933      281,123      248,094     249,991     261,581
Deposits .........................     461,413      333,265      298,082     311,239     293,152
Borrowed funds ...................     173,810      111,550      108,780        --        19,000
Shareholders' equity .............      85,893       61,202       61,518      76,015      27,414

                                                        Years Ended December 31,
                                         1998        1997         1996        1995        1994
                                      ---------    ---------    ---------   --------  -----------
    Selected Consolidated                   (Dollars in thousands, except per share data)
    Operations Data:
Total interest and dividend income    $38,973     $  35,566    $  32,348   $  25,582   $  23,806
Total interest expense ...........     22,441        19,654       16,435      12,746      10,192
                                      -------     ---------    ---------   ---------   ---------
Net interest income ..............     16,532        15,912       15,913      12,836      13,614
Provision for loan losses ........        900         1,088        9,450       1,522       1,107
                                      -------     ---------    ---------   ---------   ---------
Net interest income after
 provision for loan losses .......     15,632        14,824        6,463      11,314      12,507
Other income .....................      1,144         1,819          908       1,512         905
Other expenses ...................     15,075        12,190       13,136      11,383      11,340
                                      -------     ---------    ---------   ---------   ---------
Income (loss) before taxes .......      1,701         4,453       (5,765)      1,443       2,072
Income tax expense (benefit) .....        670         1,693       (1,929)        586         122
                                      -------     ---------    ---------   ---------   ---------
Net income (loss) ................    $ 1,031     $   2,760    ($  3,836)  $     857   $   1,950
                                      =======     =========    =========   =========   =========

Basic earnings (loss) per share* .    $  0.26     $    0.70    ($   0.81)        N/A         N/A
                                      =======     =========    =========   =========   =========
Diluted earnings (loss) per share*    $  0.26     $    0.69    ($   0.81)        N/A         N/A
                                      =======     =========    =========   =========   =========
Dividend payout ratio ............       96.1%         14.3%         N/A         N/A         N/A
                                      =======     =========    =========   =========   =========

     *Earnings per share were not calculated for 1995 and prior periods since the Company had no stock outstanding prior to its initial public offering completed on December 26, 1995.

                                                    At or for the years ended December 31,
                                                   1998    1997     1996      1995     1994
                                                   ------------------------------------------
Selected Consolidated Financial
Ratios and Other Data:
Performance Ratios:
Return (loss) on average assets (1) .......        0.18%   0.56%   (0.84)%    0.25%    0.59%
Return (loss) on average equity (1) .......        1.64    4.52    (5.24)     3.00     7.36
Interest rate information:
   Average interest rate spread during year        2.32    2.58     2.74      3.36     4.01
   Average net interest margin during year (2)     3.04    3.36     3.66      3.87     4.34
Efficiency ratio (3) ......................       74.44   69.81    62.50     68.18    63.46
Ratio of average earning assets to
   average interest-bearing liabilities ...      117.28  118.93   124.26    113.31   110.24

Asset Quality Ratios:
Non-performing assets to total assets (1) .        0.45    0.67     1.18      2.72     4.15
Non-performing loans to total loans .......        0.68    1.16     1.94      3.48     3.97
Allowance for loan losses to
  non-performing loans ....................      168.42  117.07    70.47     30.10    21.42
Allowance for loan losses to total loans ..        1.15    1.34     1.37      1.05     0.85

Capital Ratios:
Equity to total assets at end of period (1)       11.68   11.99    13.02     17.32     7.98
Average equity to average assets (1) ......       11.18   12.42    15.95      8.30     7.96

Other Data:
Number of full-service offices ............        18       12       9         9        7

(1) Period end and average asset and equity amounts reflect securities available for sale at fair value, with net unrealized gains/losses, net of tax, included as a component of equity.

(2) Net interest income divided by average earning assets.

(3) The efficiency ratio represents other expenses (excluding real estate owned and repossessed assets expenses, net, the amortization of goodwill, and certain non-recurring expenses in 1998 totaling approximately $1.7 million, primarily related to costs associated with the merger, costs asociated with the termination and consulting agreements entered into with the former President and CEO, costs incurred to defend against and settle legal actions initiated by a shareholder, and costs associated with the core system conversion) divided by the sum of net interest income and other income (excluding net gains (losses) on securities transactions).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


General

     Ambanc Holding Co., Inc. ("Ambanc" or the "Company") is a savings and loan holding company. Ambanc was formed as a Delaware corporation to act as the holding company for the former Amsterdam Savings Bank, FSB (now known as Mohawk Community Bank) upon the completion of Amsterdam Savings Bank's conversion from the mutual to stock form on December 26, 1995 (the "Conversion"). As such, the Company had no material results of operations during 1995. Accordingly, any discussion herein for periods prior to 1996 relates primarily to the Bank's results of operations.

     On November 16, 1998, the Company acquired AFSALA Bancorp, Inc. ("AFSALA") and its wholly owned subsidiary, Amsterdam Federal Bank. Pursuant to the merger agreement, AFSALA was merged with and into Ambanc Holding Co., Inc., and Amsterdam Federal Bank was merged with and into the former Amsterdam Savings Bank, FSB. The combined bank now operates as one institution under the name "Mohawk Community Bank" (the "Bank"). See "Acquisition of AFSALA Bancorp, Inc."

     The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest and dividend income earned on its assets, primarily loans and securities, and the interest expense on its liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of non-interest expenses, such as employee salaries and benefits, other income, such as fees on deposit-related services, and the Bank's provision for loan losses.

     The Bank has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services. Management's strategy has been to try to achieve a high loan to asset ratio with emphasis on originating traditional one- to four-family residential mortgage and home equity loans in its primary market area. At December 31, 1998, the Bank's loan receivable, net, to assets ratio was 57.2%, up from 55.1% at December 31, 1997. In addition, the Bank's portfolio of loans secured by one- to four-family residential mortgage and home equity loans has grown as a percentage of the Bank's total loan portfolio to 84.3% of total loans at December 31, 1998 from 77.6% at December 31, 1997.


Forward-Looking Statements

     When used in this Annual Report on Form 10-K, in future filings by the Company with the Securities and Exchange Commision, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected, including, but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, the possibility that expected cost savings from the merger with AFSALA cannot be fully realized or realized within the expected time frame, the possiblity that costs or difficulties related to the integration of the businesses of the Company and AFSALA may be greater than expected and the possibility that revenues following the merger with AFSALA may be lower than expected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

     The Company does not undertake - and specifically  disclaims any obligation
- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.


Acquisition of AFSALA Bancorp, Inc.

     On November 16, 1998, the Company acquired AFSALA Bancorp, Inc. and its wholly owned subsidiary, Amsterdam Federal Bank. At the date of the merger, AFSALA had approximately $167.1 million in assets, $144.1 million in deposits, and $19.2 million in shareholders' equity. Pursuant to the merger agreement, AFSALA was merged with and into Ambanc Holding Co., Inc., and Amsterdam Federal Bank was merged with and into the former Amsterdam Savings Bank, FSB. The combined bank now operates as one institution under the name "Mohawk Community Bank" .

     Upon consummation of the merger, each share of AFSALA common stock was converted into the right to receive 1.07 shares of Ambanc common stock. Based on the 1,249,727 shares of AFSALA common stock issued and outstanding immediately prior to the merger, the Company issued 1,337,207 shares of common stock in the merger. Of the 1,337,207 shares issued in the merger, 1,327,086 were issued from the Company's treasury stock and 10,121 were newly-issued shares. In addition, under the merger agreement, the Company assumed unexercised, fully-vested options to purchase 144,118 shares of AFSALA common stock which converted into fully-vested options to purchase 154,206 shares of Ambanc common stock.

     The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of AFSALA resulted in approximately $8.0 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. The results of operations of AFSALA have been included in the Company's 1998 consolidated statement of operations from the date of acquisition. See Note 2 to the Consolidated Financial Statements for further information regarding the acquisition of AFSALA.

Financial Condition

     Comparison of Financial Condition at December 31, 1998 and 1997. Total assets at December 31, 1998 were $735.5 million, an increase of $225.0 million, or 44.1%, over the December 31, 1997 amount of $510.4 million. The primary reason for the increase in total assets was the previously discussed acquisition of AFSALA Bancorp, Inc. (AFSALA), which had total assets of $167.1 million at the date of the acquisition.

     Federal funds sold increased to $30.2 million at December 31, 1998 from $0 at December 31, 1997, due primarily to the balances acquired from AFSALA. In addition, given the low interest rate environment that existed during most of 1998, the Company maintained greater liquidity at year-end 1998 as compared to year-end 1997 to take advantage of any favorable movements in interest rates. Securities available for sale increased by $38.6 million, from $205.8 million at December 31, 1997 to $244.2 million at December 31, 1998, due primarily to the $56.0 million in securities (at fair value) acquired from AFSALA. The net decrease in securities of $17.6 million after consideration of the securities acquired from AFSALA was due to the Company's decision to maintain greater liquidity to take advantage of any movements in interest rates. Federal Home Loan Bank of New York (FHLB) stock increased $3.9 million, or 119.2%, due to a combination of purchases of additional stock of $3.4 million and the $565 thousand in FHLB stock acquired from AFSALA.

     Loans receivable, net increased $139.8 million, or 49.7%, from $281.1 million at December 31, 1997, to $420.9 million at December 31, 1998, due primarily to the $82.9 million in net loans (at fair value) acquired from AFSALA. The majority of the loans acquired from AFSALA were one -to four-family residential mortgage and home equity loans. The Company also experienced growth in its own portfolio, primarily due to the purchase of $31.9 million in residential real estate loans during the first and second quarters. The remaining growth in the Company's loan portfolio was mainly in home equity loans due to the offering of a product with low closing costs and competitive rates.

     Premises and equipment, net increased $1.4 million due primarily to the acquisition of assets from AFSALA.

     The acquisition of AFSALA resulted in approximately $8.0 million in goodwill, which represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is being amortized over fifteen years using the straight-line method. During 1998, $67 thousand of goodwill was amortized, leaving a balance of $7.9 million at December 31, 1998.



     Deposits at December 31, 1998 were $461.4 million, an increase of $128.1 million, or 38.5%, over the balance of $333.3 million at December 31, 1997. The main reason for the increase was the deposits assumed in the acquisition of AFSALA, which totaled $144.8 million (at fair value) at the acquisition date. Excluding the AFSALA acquisition, deposits decreased $16.6 million, due primarily to the competitive rate environment on time deposits and the Company's use of borrowings as an alternative funding source.

     Total borrowings (including FHLB overnight and term advances and securities sold under agreements to repurchase) increased $62.3 million from year-end 1997 to year-end 1998. The only borrowings assumed from AFSALA were $1.4 million (at fair value) in FHLB term advances. The primary increase in borrowings was in securities sold under agreements to repurchase, which increased $53.2 million, or 53.6%, from $99.3 million at December 31, 1997 to $152.4 million at December 31, 1997.

     The proceeds from the securities sold under agreements to repurchase were used mainly to fund the loan growth, including the purchase of the residential real estate loans noted above. In addition, the Company borrowed $20.0 million in adjustable rate FHLB term advances during 1998. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding the Company's borrowings.

     Shareholders' equity increased $24.7 million, or 40.3%, from $61.2 million at December 31, 1997 to $85.9 million at December 31, 1998, due primarily to the acquisition of AFSALA noted above. In connection with the acquisition, the Company issued 1,337,207 shares of common stock. Of the 1,337,207 shares issued in the acquisition, 1,327,086 were issued from the Company's treasury stock and 10,121 were newly-issued shares. The acquisition of AFSALA had the impact of increasing shareholders' equity by $26.9 million. Other significant items impacting shareholders' equity during 1998 were purchases of treasury stock ($4.1 million), cash dividends paid ($1.1 million), and net income for the year ($1.0 million).



Comparison of Operating Results for the Years Ended December 31, 1998 and 1997.

     Net Income. Net income decreased by $1.7 million, or 62.6%, for the year ended December 31, 1998 to $1.0 million from $2.8 million for the year ended December 31, 1997. Net income for the year ended December 31, 1998 was reduced primarily as a result of increased non-interest expenses and a decrease in non-interest income, offset in part by increased net interest income and a decrease in the provision for loan losses. These and other changes are discussed in more detail below.

     Net Interest Income. Net interest income increased $620 thousand, or 3.9%, to $16.5 million for the year ended December 31, 1998 from $15.9 million for the year ended December 31, 1997. The increase in net interest income was primarily due to an increase of $70.9 million, or 15.0%, in the average balance of earning assets, offset by an increase in the average balance of interest-bearing liabilities of $66.1 million, or 16.6%, and a decrease in the interest rate spread from 2.58% for the year ended December 31, 1997 to 2.32% for the year ended December 31, 1998.

     Earning assets primarily consist of loans receivable, securities available for sale, federal funds sold, FHLB of New York stock, and interest-bearing deposits. Interest-bearing liabilities primarily consist of interest-bearing deposits, FHLB advances and securities repurchase agreements.

     The interest rate spread, which is the difference between the yield on average earning assets and the cost of average interest-bearing liabilities, decreased to 2.32% for the year ended December 31, 1998 from 2.58% for the year ended December 31, 1997. The decrease in the interest rate spread is primarily the result of the decrease in the average yield on earning assets being greater than the decrease in the average cost of interest-bearing liabilities.

     Ambanc Holding Co., Inc. operates in an environment of intense competition for deposits and loans. The competition in today's environment is not limited to other local banks and thrifts, but also includes a myriad of financial services providers that are located both within and outside the Company's local market area. Due to this heightened level of competition to attract and retain customers, the Company must continue to offer competitive interest rates on loans and deposits. As a consequence of these competitive pressures, from time-to-time, the relative spreads between interest rates earned and interest rates paid will tighten, exerting downward pressure on net interest income, net interest rate spread and the net interest margin. This is especially true during periods when the growth in earning assets lags behind the growth in interest-bearing liabilities. However, management does not want to discourage, by offering noncompetitive interest rates, the creation of new customer relationships or jeopardize existing relationships thereby curtailing customer base and loan growth and the attendant benefits to be derived from them. Management believes that the longer-term benefits to be derived from this position will outweigh the shorter term costs associated with attracting, cross-selling and retaining an expanding customer base. The Company's growing customer base provides Ambanc with the potential for future, profitable customer relationships, which should in turn increase the value of the franchise.

     Interest and Dividend Income. Interest and dividend income increased by approximately $3.4 million, or 9.6%, to $39.0 million for the year ended December 31, 1998 from $35.6 million for the year ended December 31, 1997. The increase was largely the result of an increase of $70.9 million, or 15.0%, in the average balance of earning assets to $544.0 million for the year ended December 31, 1998 as compared to $473.1 million for the year ended December 31, 1997. The increase in the average balance of earning assets consisted primarily of increases in the average balance of loans receivable of $54.6 million, or 20.4%, securities available for sale of $11.9 million, or 6.12%, FHLB of New York stock of $2.0 million, or 64.6 %, and federal funds sold and interest-bearing deposits of $2.5 million, or 30.3%. Partially offsetting the effects of the increase in the average balance of earning assets was a 36 basis point decrease in the average yield on total earning assets.

     The yield on the average balance of earning assets was 7.16% and 7.52% for the years ended December 31, 1998 and 1997, respectively.

     Interest and fees on loans increased $3.6 million, or 17.2%, to $24.6 million for the year ended December 31, 1998. This increase was primarily the result of an increase in the average balance of net loans receivable of $54.6 million partially offset by a 21 basis point decrease in the average yield.



     Interest income on securities available for sale decreased $478 thousand, or 3.4%, to $13.5 million for the year ended December 31, 1998 from $14.0 million for the previous year. This decrease is primarily the result of a 65 basis point decrease in the average yield on securities available for sale partially offset by an increase in the average balance of $11.9 million.


     Interest Expense. Total interest expense increased by $2.8 million, or 14.2%, to $22.4 million for the year ended December 31, 1998 from $19.7 million for the year ended December 31. 1997. Total average interest-bearing liabilities increased by $66.1 million, or 16.6%, to $463.9 million in 1998 compared to $397.8 million in 1997. During the same periods, the average rate paid on interest-bearing liabilities decreased by 10 basis points to 4.84% in 1998 from 4.94% in 1997.

     Total interest expense for the year ended December 31, 1998 increased primarily due to an increase in the average balance of total borrowed funds to $150.3 million from $98.9 million, partially offset by a decrease of 34 basis points, to 5.73%, in the average rate paid for these funds during the year. The increase in the average balance of borrowed funds was used primarily to fund the increase in loans, including the purchase of loans noted above.

     Provision for Loan Losses. The Company's provision for loan losses is based upon its analysis of the adequacy of the allowance for loan losses. The allowance is increased by a charge to the provision for loan losses, the amount of which depends upon an analysis of the changing risks inherent in the Bank's loan portfolio. Management determines the adequacy of the allowance for loan losses based upon its analysis of risk factors in the loan portfolio. This analysis includes evaluation of credit risk, historical loss experience, current economic conditions, estimated fair value of underlying collateral, delinquencies, and other factors. The provision for loan losses for the year ended December 31, 1998 decreased $188 thousand to $900 thousand from $1.1 million for the year ended December 31, 1997. The decrease in the provision was due primarily to the decrease in non-performing loans during the year from $3.3 million at December 31, 1997, to $2.9 million at December 31, 1998, a decrease of 10.9%.


     Non-Interest Income. Total non-interest income decreased by $675 thousand, or 37.1%, to $1.1 million for the year ended December 31, 1998 from $1.8 million for the year ended December 31, 1997 primarily due to net losses on securities transactions of $165 thousand in 1998 compared to net gains of $775 thousand in 1997. This decrease in net gains (losses) on securities transactions was partially offset by an increase in service charges on deposit accounts of $226 thousand from 1997 to 1998. The increase in service charges on deposit accounts is primarily attributable to the restructuring of service charges on certain deposit products, in addition to an increase in the number of deposit accounts due to the merger.


     Non-Interest Expenses. Non-interest expenses increased $2.9 million, or 23.7%, to $15.1 million for the year ended December 31, 1998 from $12.2 million for the year ended December 31, 1997. Non-interest expenses in 1998 were impacted by significant non-recurring expenses totaling approximately $1.7 million primarily related to costs associated with the merger of the two companies, costs associated with the termination and consulting agreements entered into with the former President and CEO, costs incurred to defend against and settle legal actions initiated by a shareholder, and costs associated with the core system conversion. These and other changes are discussed in more detail below.

     Salaries, wages and benefits expense increased by $307 thousand, or 5.0%, due primarily to increased costs as a result of the merger, the opening of three new branches during 1997, increased costs associated with the Company's ESOP, as well as general cost of living and merit raises to employees. Management believes that salaries, wages and benefits expenses may fluctuate in future periods as a result of the costs related to the Company's ESOP, as the expense related to the ESOP is dependent on the Company's average stock price.

     During  1998,  the  Company  incurred  certain  non-recurring   termination
benefits totaling approximately $608 thousand. The non-recurring termination benefits related to the termination and consulting agreements entered into with the Company's former President and CEO, and severance packages for three former officers.

     Occupancy and equipment increased $270 thousand, or 17.5%, primarily due to the acceleration of depreciation and amortization of equipment and leasehold improvements as a result of the merger. In addition, rent and maintenance expense increased as a result of the branch offices opened in 1997 and the four additional branches acquired through the merger.

     Data processing increased $520 thousand, or 44.5%, primarily due to non-recurring expenses related to the core system conversion subsequent to the merger. The non-recurring expenses relate to the conversion of the core system (loans and deposits) and the termination of the network contract for automated teller machine (ATM) processing. The non-recurring expenses associated with the conversion of the core system and the termination of the ATM processing contract were approximately $368 thousand. Also contributing to the increase in data processing expense was the increase in the number of loan and deposit accounts due to the merger.

     Professional fees increased $306 thousand, or 71.3%, primarily due to charges of $219 thousand related to legal costs incurred to defend against legal actions initiated by a shareholder.

     Real estate owned and repossessed assets expenses decreased $294 thousand, or 82.8%, to $61 thousand in 1998 as compared to $355 thousand in 1997 primarily due to a decrease in net costs associated with foreclosed real estate properties and repossessed assets. This decrease was largely the result of a decrease of $298 thousand, or 69.1%, in the average balance of real estate owned and repossessed assets during the year.

     Non-interest expenses for 1998 included the amortization of goodwill totaling approximately $67 thousand. As noted previously, goodwill is being amortized to expense over fifteen years using the straight-line method.

     Other non-interest expenses increased approximately $1.1 million, or 43.4%, to $3.6 million for the year ended December 31, 1998 when compared to 1997. This increase was primarily due to merger-related costs which included advertising related to promoting the new bank, the replacement of supplies and the write-off of software duplication between the banks, additional courier services for check processing due to the added branches, and an increase in postage due to special mailings to depositors and shareholders related to the merger. In addition, costs associated with the settlement of legal actions initiated by a shareholder, and costs related to a one-time charge to substantially modify repurchase agreements contributed to this increase.

     Income Tax Expense. Income tax expense decreased by $1.0 million, or 60.4%, to $670 thousand for the year ended December 31, 1998 from $1.7 million for the year ended December 31, 1997. The decrease was primarily the result of the decrease in income before taxes.

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 1997 and 1996


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

     Interest and Dividend Income. Interest and dividend income increased $3.2 million, or 9.9%, to $35.6 million in 1997 from $32.3 million in 1996. The increase in interest income resulted from a $38.5 million, or 8.9%, increase in the Company's average earning assets, primarily securities available for sale, which increased $38.0 million, or 24.3% in 1997, to $194.1 million compared to $156.1 million in 1996. The increase in securities available for sale was primarily funded with increased borrowings.

     The average yield earned on earning assets increased by 8 basis points to 7.52% in 1997 from 7.44% in the prior year. The increase in the average yield earned was attributable primarily to a change in the composition, or mix, of the Company's earning assets, mainly average securities available for sale which increased in 1997 to 41.0% of total earning assets from 35.9% in 1996. The average yield earned on the Company's securities also increased by 19 basis points to 7.19% in 1997 compared to 7.00% in 1996.

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

     Net Interest Income. Net interest income before provision for loan losses was $15.9 million for 1997 and 1996. During 1997, the Company's average earning assets grew by $38.5 million, or 8.9%, to $473.1 million. The average yield on these assets also increased when compared to 1996, improving by 8 basis points to 7.52% from 7.44%. However, the increase in average interest-bearing liabilities exceeded the growth in average earning assets, increasing by $48.1 million to $397.8 million. The increase in the average interest-bearing liabilities was accompanied by a 24 basis point increase in the average rate paid on these funds to 4.94% for 1997 from 4.70% for 1996.


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

     Excluding the expenses related to real estate owned and repossessed assets, other expenses increased $1.2 million, or 11.9%, to $11.8 million in 1997 from $10.6 million in 1996, mainly due to a higher level of salaries, wages and benefits which increased $989,000, or 19.4%, to $6.1 million from $5.1 million in the prior year. Salaries, wages and benefits increased $250,000 as a result of the opening of three branch offices in May 1997. Also contributing to the higher level of salaries, wages and benefits was a $239,000 increase in the compensation costs related to the Employee Stock Ownership Plan (ESOP) and a $137,000 expense associated with awards of Company common stock under the Recognition and Retention Plan (RRP) to officers. The remainder of the increase was attributable to higher payroll taxes, employee insurance premiums and normal cost of living and merit increases.

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

Asset Quality

     The Bank's loan portfolio consists primarily of one-to four-family residential mortgage and home equity loans, which are generally considered to have less credit risk than commercial and multi-family real estate or consumer loans. The Bank has de-emphasized its commercial and multi-family real estate lending, with the portfolio declining as a percentage of the Bank's total loan portfolio to 6.5% of total loans at December 31, 1998 from 10.8% and 13.8% at December 31, 1997 and 1996, respectively. During the same period, the Bank's portfolio of loans secured by one- to four-family residential mortgage and home equity loans has grown as a percentage of the Bank's total loan portfolio to 84.3% of total loans at December 31, 1998 from 77.6% and 72.3% at December 31, 1997 and 1996, respectively.


     The Bank's non-performing assets consist of non-accruing loans, accruing loans delinquent more than 90 days, troubled debt restructurings and foreclosed and repossessed assets. Prior to 1997, the Company's performance had been significantly hampered by the level of its non-performing assets. During 1996, the Bank decided to dispose of certain non-performing and higher credit risk performing assets in a bulk sale, as opposed to continuing to resolve the problems on an asset specific basis. The bulk sale strategy was chosen in order to accelerate the reduction in loan portfolio credit risk, reduce the drag on earnings that resulted from carrying these assets, enhance overall asset quality and better position the Bank to achieve its strategic goals.


     Primarily as a result of the bulk sale in 1996, the ratio of non-performing assets to total assets declined from 2.72% at December 31, 1995 to 1.18% at December 31, 1996. This ratio experienced further improvement in 1997 and 1998, dropping to 0.67% at December 31, 1997 and to 0.45% at December 31, 1998.


     In addition, the Bank's ratios of non-performing loans to total loans and the allowance for loan losses to non-performing loans have also improved. The ratio of non-performing loans to total loans at December 31, 1998 was 0.68% compared to 1.16% and 1.94% at December 31, 1997 and 1996, respectively. The ratio of the allowance for loan losses to non-performing loans increased to 168.4% at December 31, 1998, compared to 117.1% and 70.5% at December 31, 1997 and 1996, respectively.



Market Risk

     Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

     The Company does not currently engage in trading activities or use derivative instruments, such as caps, collars or floors, to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

     The Bank's net interest income is sensitive to changes in interest rates, as the rates paid on its interest-bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

     To mitigate the impact of changing interest rates on its net interest income, the Bank manages its interest rate sensitivity and asset/liability products through its asset/liability management committee. The asset/liability management committee meets weekly to determine the rates of interest for loans and deposits and consists of the President and Chief Executive Officer, the Senior Vice President and Chief Commercial Lending Officer, the Senior Vice President and Chief Consumer Lending Officer, and the Treasurer and Chief Financial Officer. Rates on deposits are primarily based on the Bank's needs for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market areas as well as the Bank's cost of funds.

     In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including (i) originating, for its portfolio, a large base of adjustable-rate loans, which include residential mortgage and home equity loans, which at December 31, 1998, totaled 23.8% of total loans, and (ii) maintaining substantial levels of federal funds sold and debt securities with one to five year terms to maturity.

     The committee manages the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The committee then monitors the impact of the interest rate risk and earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth, and capital adequacy. The Bank's principal strategy is to reduce the interest rate sensitivity of its earning assets and to match, as closely as possible, the maturities of earning assets with interest-bearing liabilities.

     The Bank is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis or a different pace from its earning assets. Management of the Bank believes it is important to manage the effect interest rates have on the Bank's net portfolio value ("NPV") and net interest income. NPV helps measure interest rate risk by calculating the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

     Presented below, as of December 31, 1998, is an analysis of the Bank's interest rate risk as calculated by the OTS, measured by changes in the Bank's NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points increments, up and down 400 basis points.

                                                 NPV as % of PV
              Net Portfolio Value                   of Assets
         -------------------------------   ------------------------------

          Change                                        NPV
         in Rates   $Amount   $Change(1)   $Change(2)  Ratio(3) Change(4)
         --------  --------   ----------   ----------  -------- ---------

                                (Dollars in thousands)

          +400 bp    19,875   (56,041)       (74)%       2.99%   -732 bp
          +300 bp    34,369   (41,548)       (55)        5.03    -528 bp
          +200 bp    49,099   (26,817)       (35)        7.00    -331 bp
          +100 bp    63,278   (12,638)       (17)        8.79    -152 bp
             0 bp    75,916                             10.31
          -100 bp    85,127     9,211         12        11.36     105 bp
          -200 bp    94,711    18,795         25        12.41     210 bp
          -300 bp   106,432    30,516         40        13.66     335 bp
          -400 bp   118,319    42,403         56        14.89     458 bp

-------------------------------------------------------------------------------
(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)   Calculated as the estimated NPV divided by present value of total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

     Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations were employed in preparing the previous table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, certain shortcomings are inherent in the preceding NPV table since the data reflects hypothetical changes in NPV based upon assumptions used by the OTS to evaluate the Bank as well as other institutions. The experience of the Bank has been that net interest income declines with increases in interest rates and that net interest income increases with decreases in interest rates. Generally, during periods of increasing interest rates, the Bank's interest rate sensitive liabilities would reprice faster than its interest rate sensitive assets causing a decline in the Bank's interest rate spread and margin. This would result from an increase in the Bank's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on earning assets would tend to reduce net interest income. The Bank's interest rate spread decreased to 2.32% for the year ended December 31, 1998 from 2.58% for the year ended December 31, 1997. The reduction in the interest rate spread was due primarily to the leveraging strategy employed by the Company during 1998.

     In times of decreasing interest rates, fixed rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Bank's net interest income.

     During 1998, proceeds from FHLB term advances and repurchase agreements totaled approximately $162.6 million, offset by repayments of repurchase agreements of approximately $89.4 million. These funds were primarily used to fund the purchase of residential real estate loans and securities available for sale, in addition to funding the home equity and residential real estate loan growth during the year. Management believes that the strategy related to the purchase of loans and securities with borrowed funds causes the bank's NPV to be more sensitive to changes in interest rates. Although this strategy did not expose the Company's net interest income and its net interest margin to an unacceptable level of sensitivity to changes in interest rates in 1998, management plans to de-emphasize this strategy in 1999.

Average Balances, Interest Rates and Yields

     The following table presents for the periods indicated the total dollar amount of interest and dividend income earned on average earning assets and the resultant yields, as well as the total dollar amount of interest expense incurred on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans with interest earned on a cash basis only. Securities available for sale are included at amortized cost.

                                                                1998                      1997                       1996
                                                   --------------------------- -------------------------  --------------------------
                                                   Average    Interest  Yield/ Average  Interest  Yield/  Average  Interest   Yield/
                                                   Balance    Inc./Exp. Rate   Balance  Inc./Exp.  Rate   Balance  Inc./Exp.   Rate
                                                   -------    --------- ------ -------  --------- ------  -------  ---------  ------
Earning Assets                                                                (Dollars in Thousands)
  Loans receivable (1) .......................   $ 322,335  $  24,623  7.64% $ 267,726  $  21,011   7.85% $ 262,193  $20,557   7.84%
  Securities available for sale (AFS) (2).....     205,995     13,479  6.54%   194,111     13,957   7.19%   156,093   10,921   7.00%
  Federal Home Loan Bank Stock ...............       5,048        364  7.21%     3,066        204   6.65%     2,013      130   6.46%
  Federal funds sold and interest-
    bearing deposits .........................      10,632        507  4.70%     8,162        394   4.76%    14,218      740   5.12%
                                                   -------     ------          -------     ------           -------   ------
      Total earning assets ...................     544,010     38,973  7.16%   473,065     35,566   7.52%   434,517   32,348   7.44%
                                                   -------     ------          -------     ------           -------   ------
Allowance for Loan Losses ....................      (4,220)                     (3,846)                      (3,686)
Due from Brokers .............................       5,265                       7,121                       14,221
Unrealized Gain/(Loss) on AFS Securities .....         225                        (884)                      (1,475)
Other Assets .................................      15,926                      16,150                       15,616
                                                   -------                   ---------                    ---------
Total Average Assets .........................   $ 561,206                   $ 491,606                    $ 459,193
                                                 =========                   =========                    =========
Interest-Bearing Liabilities
  Savings deposits ...........................   $ 103,513      3,119  3.01%  $ 99,389    $ 3,016   3.03%  $103,931  $ 3,162   3.04%
  NOW  deposits ..............................      25,410        549  2.16%    19,990        543   2.72%    19,124      527   2.76%
  Certificates of deposit ....................     176,136      9,882  5.61%   172,319      9,882   5.73%   150,300    8,492   5.65%
  Money Market Accounts ......................       8,481        272  3.21%     7,159        204   2.85%     8,765      243   2.77%
  Borrowed Funds .............................     150,335      8,619  5.73%    98,927      6,009   6.07%    67,572    4,011   5.94%
                                                   -------     ------          -------     ------           -------   ------
      Total interest-bearing liabilities .....     463,875     22,441  4.84%   397,784     19,654   4.94%   349,692   16,435   4.70%
                                                   -------     ------          -------     ------           -------   ------
Other Liabilities ............................      34,590                      32,757                       36,255
                                                   -------                      ------                       ------
Total Liabilities ............................     498,465                     430,541                      385,947
Shareholders' Equity .........................      62,741                      61,065                       73,246
                                                   -------                      ------                       ------
Total Average Liabilities & Equity ...........   $ 561,206                   $ 491,606                    $ 459,193
                                                 =========                   =========                    =========
    Net interest income ......................              $  16,532                    $ 15,912                   $ 15,913
                                                              =======                     =======                    ========
    Interest rate spread .....................                         2.32%                        2.58%                      2.74%
                                                                      ======                       ======                     ======
    Net earning assets .......................    $  80,135                  $  75,281                    $  84,825
                                                  =========                  =========                    =========
    Net interest margin ......................                         3.04%                        3.36%                      3.66%
                                                                      ======                       ======                     ======
    Average earning assets/Average
      interest-bearing liabilities ...........       117.28%                    118.93%                      124.26%
                                                  ==========                 ==========                   ==========

(1) Calculated net of deferred loan fees, loan discounts and loans in process.
(2) Securities available for sale exclude securities pending settlement.

Rate/Volume Analysis of Net Interest Income


     The following table presents the dollar amount of changes in interest and dividend income and interest expense for major components of earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and the changes due to changes in interest rates. For each category of earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e. changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                           ----------------------------------------------------------------------------
                                                          1998 vs. 1997                       1997 v. 1996
                                           ---------------------------------    ---------------------------------------
                                                   Increase                            Increase
                                                  (Decrease)                          (Decrease)
                                                    Due to           Total              Due to            Total
                                              -----------------     Increase    ------------------       Increase
                                              Volume       Rate    (Decrease)   Volume        Rate      (Decrease)
                                           ----------   -------    ---------   --------    ---------   -----------
Earning Assets                                                    (Dollars in thousands)
  Loans receivable .....................   $ 4,154     $  (542)    $  3,612     $    434    $     20    $    454
  Securities available for sale (AFS) ..     1,018      (1,496)        (478)       2,726         310       3,036
  Federal Home Loan Bank Stock .........       142          18          160           70           4          74
  Federal funds sold and interest-
    bearing deposits ...................       118          (5)         113         (298)        (48)       (346)
                                           -------      -------     -------      -------    --------    --------
      Total earning assets .............     5,432      (2,025)       3,407        2,932         286       3,218
                                           -------      -------     -------      -------    --------    --------

Interest-Bearing Liabilities
  Savings deposits .....................       124         (21)         103         (138)         (9)       (147)
  NOW  deposits ........................        24         (18)           6           23          (6)         17
  Certificates of deposit ..............       216        (216)          --        1,261         129       1,390
  Money Market Accounts ................        40          28           68          (46)          7         (39)
  Borrowed Funds .......................     2,926        (316)       2,610        1,902          96       1,998
                                           -------      -------     -------      -------    --------    --------
      Total interest-bearing liabilities   $ 3,330      $ (543)     $ 2,787     $  3,003    $    216    $  3,219
                                           -------      -------     -------      -------    --------    --------

    Net interest income ................                            $   620                              $    (1)
                                                                    =======                             ========

Liquidity and Capital Resources


     The Bank is required by OTS regulations to maintain, for each calendar month, a daily average balance of cash and eligible liquid investments of not less than 4% of the average daily balance of its net withdrawable savings and borrowings (due in one year or less) during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10%. The Bank's average liquidity ratio was 31.97% and 27.15% at December 31, 1998 and 1997, respectively.

     The Company's sources of liquidity include cash flows from operations, principal and interest payments on loans, mortgage-backed securities and collateralized mortgage obligations, maturities of securities, deposit inflows, borrowings from the FHLB of New York and proceeds from the sale of securities under agreements to repurchase.

     While maturities and scheduled amortization of loans and securities are, in general, a predictable source of funds, deposit flows and prepayments on loans and securities are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in overnight deposits which provide liquidity to meet lending requirements.

     In addition to deposit growth, the Company borrows funds from the FHLB of New York or may utilize other types of borrowed funds to supplement its cash flows. During 1998, borrowed funds from the FHLB of New York increased $7.7 million and borrowings under securities repurchase agreements ("repos") increased $56.2 million. Since March 31, 1998, $100.0 million in callable repos with the Federal Home Loan Bank have been added to borrowed funds while the Company has reduced its obligation with other repo counterparties to take advantage of the lower rates offered by the Federal Home Loan Bank. The Federal Home Loan Bank repos all mature within 10 years with call dates ranging from one year to five years and fixed rates that range from 5.01% to 5.59%. These repos were used primarily to fund the origination and purchase of loans. At December 31, 1998 and 1997, the Company had $21.4 million and $12.3 million, respectively, in outstanding term borrowings (advances) from the FHLB and $152.4 million and $99.3 million, respectively, in borrowings under securities repurchase agreements. See Note 10 to the Consolidated Financial Statements for further information regarding the Company's borrowings.

     As of December 31, 1998 and 1997, the Company had $244.2 million and $205.8 million of securities, respectively, classified as available for sale. The liquidity of the securities available for sale portfolio provides the Company with additional potential cash flows to meet loan growth and deposit flows.

     Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the banking industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitments to make loans and management's assessment of the Company's ability to generate funds.

     The Bank is subject to federal regulations that impose certain minimum capital requirements. At December 31, 1998, the Bank's capital exceeded each of the regulatory capital requirements of the OTS. The Bank is "well capitalized" at December 31, 1998 according to regulatory definition. At December 31, 1998, the Bank's tangible and core capital levels were both $63.5 million (8.83% of total adjusted assets) and its total risk-based capital level was $67.4 million (21.99% of total risk-weighted assets). The minimum regulatory capital ratio requirements of the Bank are 1.5% for tangible capital, 3.0% for core capital, and 8.0% for total risk-based capital.

     During 1998, the Company repurchased 215,320 shares of stock in open-market transactions at a total cost of $4.1 million. However, upon consummation of the merger with AFSALA Bancorp, Inc., the Company issued 1,337,207 shares of common stock of which 1,327,086 shares were issued from the Company's treasury stock.


Impact of the Year 2000

     The Year 2000 issue confronting the Company, its vendors, and its customers, centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers might recognize "00" as the year 1900 rather than the year 2000.

     Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institution Examination Council has issued several interagency statements on Y2K project management awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors with respect to data exchange and the potential impact of the Y2K issue on their customers, suppliers and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure its risk and plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions to assure resolution of any Y2K problems. The federal banking agencies have assured that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory exams and thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions or the imposition of civil money penalties.

     The Company has formulated a plan addressing the Y2K issue and established a seven member steering committee consisting of three officers and four employees of the Bank. The steering committee meets monthly and reports on a quarterly basis to the Board of Directors as to the Company's progress in resolving any Y2K problems. The committee created an action plan that includes milestones, budget, estimates, strategies, and methodologies to track and report the status of the project. Members of the committee attended conferences to gain more insight into the Y2K issue and potential strategies for addressing it. These strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a Y2K business risk assessment was made to quantify the extent of the Company's Y2K exposure. A Company inventory was taken to identify and monitor Y2K readiness for information systems, including hardware, software, and vendors, as well as environmental systems, including security systems and facilities. The Company inventory revealed that Y2K upgrades were available for all vendor supplied mission critical systems, and these Y2K-ready versions have been delivered, installed and have entered the validation process. The action plan includes a validation phase designed to test the ability of hardware and software to accurately process date sensitive data. During the validation testing process to date, no significant Y2K problems have been identified relating to any modified or upgraded mission critical systems.

     During the assessment phase, the Company began to develop back-up or contingency plans for each of its mission critical systems. The majority of the Company's mission critical systems are dependent upon third party service providers or vendors, therefore, contingency plans include using or reverting to manual systems until system problems can be corrected or selecting a new vendor. In the event a current vendor's system fails during the validation phase, and it is determined that the vendor is unable or unwilling to correct the failure, the Company will convert to a new system from a list of prospective vendors.

     The Company has identified a worst case scenario that envisions the possibility of the lack of power or communication services for a period of time in excess of a day. Contingency planning is an integral part of the Company's Y2K readiness plan. Key operating personnel are actively analyzing services that will be supported during extended outages and preparing written plans and procedures to train Bank personnel.

     Until and after the Year 2000 rollover takes place, there can be no assurance that Year 2000-related problems will not occur. Despite the Company's efforts to identify and address Year 2000 issues, such issues present risks to the Company, including business disruptions and financial losses.

     The costs incurred by the Company during fiscal 1998 to address Year 2000 compliance were approximately $41 thousand. The Company estimates it will incur up to approximately $125 thousand in direct costs during fiscal 1999 to support its compliance initiatives. Although the Company anticipates that its systems will be Year 2000 compliant on or before December 31, 1999, it cannot predict with certainty the outcome or the success of its Year 2000 program, or that third party systems are or will be Year 2000 complaint, or that the costs required to address the Year 2000 issue, or that the impact of a failure to achieve substantial Year 2000 compliance, will not have a material adverse effect on the Company's business, financial condition or results of operations.

Effect of Inflation and Changing Prices


     The Company's consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services.


 Recent Accounting Pronouncements

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income represents the sum of net income and items of "other comprehensive income," which are reported directly in shareholders' equity, net of tax, such as the change in the net unrealized gain or loss on securities available for sale. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise display an amount representing total comprehensive income for each period for which an income statement is presented. In accordance with SFAS No. 130, the Company has reported comprehensive income and its components for 1998, 1997 and 1996 in the consolidated statements of changes in shareholders' equity. Accumulated other comprehensive income, which is included in shareholders' equity, net of tax, represents the net unrealized gain or loss on securities available for sale.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. For the Company, the statement became effective for its annual financial statements for the year ended December 31, 1998. The Company engages in the traditional operations of a community banking enterprise, principally the delivery of loan and deposit products and other financial services. Management makes operating decisions and assesses performance based on an ongoing review of the Company's community banking operations, which constitute the Company's only operating segment for financial reporting purposes. The Company operates primarily in upstate New York in Montgomery, Fulton, Schenectady, Saratoga, Albany, Otsego, Chenango and Schoharie counties and surrounding areas.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends and, to the extent practicable, standardizes the financial statement disclosure requirements applicable to such benefits. This Statement is applicable to all entities and addresses disclosures only. The Statement does not change any of the measurement or recognition provisions provided for in the applicable accounting standards. The Company has provided the required disclosures under SFAS No. 132 in Note 12 to the consolidated financial statements.

     In June 1988, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is currently evaluating the impact of this Statement on the Company's consolidated financial statements.


Unaudited Consolidated Quarterly Financial Information
                                                                1998                                        1997
                                           -----------------------------------------   ------------------------------------------
                                              3/31       6/30      9/30       12/31      3/31       6/30        9/30       12/31
                                           --------   --------   --------   --------   --------   --------   --------    --------
                                                              (In thousands, except share and per share data)
Interest and Dividend Income .......        $9,009     $9,095     $9,955    $10,914      $8,675     $8,773     $8,827     $9,291

Net Interest Income ................         3,862      3,848      4,085      4,737       4,020      4,008      3,881      4,003

Provision for Loan Losses ..........           225        225        225        225         363        275        225        225

Income (Loss) Before Taxes .........           808        169        779       ( 55)      1,076        889      1,188      1,300

Net Income .........................           446         97        478         10         652        572        736        800

Earnings per share - Basic .........          0.12       0.03       0.13       0.00        0.16       0.14       0.19       0.21
Earnings per share - Diluted .......          0.11       0.03       0.13       0.00        0.16       0.14       0.19       0.20

Average Shares Outstanding - Basic .     3,828,636  3,759,045  3,701,018  4,371,881   4,011,349  4,024,536  3,897,492  3,832,531
Average Shares Outstanding - Diluted     3,927,904  3,861,896  3,745,764  4,417,751   4,011,349  4,030,013  3,957,434  3,929,747

                          Independent Auditors' Report




The Board of Directors
Ambanc Holding Co., Inc.:


We have audited the accompanying consolidated statements of financial condition of Ambanc Holding Co., Inc. and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambanc Holding Co., Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG LLP

Albany, New York
February 12, 1999

AMBANC HOLDING CO., INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition


                                                                        December 31,
                                                                     1998         1997
                                                                      (In thousands)
         Assets
Cash and due from banks .......................................   $   9,225        5,628
Interest-bearing deposits .....................................       3,390        4,631
Federal funds sold ............................................      30,200            0

       Cash and cash equivalents ..............................      42,815       10,259

Securities available for sale, at fair value ..................     244,241      205,808
Federal Home Loan Bank of New York stock, at cost .............       7,215        3,291
Loans receivable, net .........................................     420,933      281,123
Accrued interest receivable ...................................       4,115        3,734
Premises and equipment, net ...................................       4,537        3,121
Real estate owned and repossessed assets ......................         399          143
Goodwill ......................................................       7,923            0
Other assets ..................................................       3,294        2,965

       Total assets ...........................................   $ 735,472      510,444

     Liabilities and Shareholders' Equity
Liabilities:
   Deposits ...................................................     461,413      333,265
   Federal Home Loan Bank overnight advances ..................         ---       12,300
   Federal Home Loan Bank term advances .......................      21,410          ---
   Securities sold under agreements to repurchase .............     152,400       99,250
   Advances from borrowers for taxes and insurance ............       2,436        1,902
   Accrued interest payable ...................................       1,426          819
   Accrued expenses and other liabilities .....................       4,494        1,706
   Due to brokers .............................................       6,000          ---

       Total liabilities ......................................     649,579      449,242

Commitments and contingent liabilities (note 14)

Shareholders' equity:
   Preferred stock $.01 par value. Authorized 5,000,000 shares;
     none issued at December 31, 1998 and 1997 ................         ---          ---
   Common stock $.01 par value.  Authorized 15,000,000 shares;
     5,432,371 shares issued at December 31, 1998 and 5,422,250
     shares issued at December 31, 1997 .......................          54           54
   Additional paid-in capital .................................      63,019       52,385
   Retained earnings, substantially restricted ................      26,356       26,458
   Treasury stock, at cost (23,908 shares at December 31,
     1998 and 1,115,832 shares at December 31, 1997) ..........        (329)     (12,585)
   Unallocated common stock held by ESOP ......................      (2,818)      (3,303)
   Unearned RRP shares ........................................        (759)      (1,533)
   Accumulated other comprehensive income .....................         370         (274)

       Total shareholders' equity .............................      85,893       61,202

       Total liabilities and shareholders' equity .............   $ 735,472      510,444

See accompanying notes to consolidated financial statements.

AMBANC HOLDING CO., INC. AND SUBSIDIARIES

Consolidated Statements of Operations



                                                                Years ended December 31,
                                                              1998         1997      1996
                                                         (In thousands, except per share amounts)
Interest and dividend income:
   Loans receivable ......................................   $ 24,623      21,011     20,557
   Securities available for sale .........................     13,479      13,957     10,921
   Federal funds sold and interest-bearing deposits ......        507         394        740
   Federal Home Loan Bank stock ..........................        364         204        130

       Total interest and dividend income ................     38,973      35,566     32,348

Interest expense:
   Deposits ..............................................     13,822      13,645     12,424
   Borrowings ............................................      8,619       6,009      4,011

       Total interest expense ............................     22,441      19,654     16,435

       Net interest income ...............................     16,532      15,912     15,913

Provision for loan losses ................................        900       1,088      9,450

       Net interest income after provision for loan losses     15,632      14,824      6,463

Other income:
   Service charges on deposit accounts ...................      1,012         786        764
   Net (losses) gains on securities transactions .........       (165)        775       (102)
   Other .................................................        297         258        246

       Total other income ................................      1,144       1,819        908

Other expenses:
   Salaries, wages and benefits ..........................      6,393       6,086      5,097
   Non-recurring termination benefits ....................        608         ---        ---
   Occupancy and equipment ...............................      1,809       1,539      1,328
   Data processing .......................................      1,688       1,168      1,088
   Correspondent bank processing fees ....................        147         126        116
   Real estate owned and repossessed assets expenses, net          61         355      2,563
   Professional fees .....................................        735         429        540
   Amortization of goodwill ..............................         67         ---        ---
   Other .................................................      3,567       2,487      2,404

       Total other expenses ..............................     15,075      12,190     13,136

Income (loss) before taxes ...............................      1,701       4,453     (5,765)
Income tax expense (benefit) .............................        670       1,693     (1,929)

       Net income (loss) .................................   $  1,031       2,760     (3,836)

Basic earnings (loss) per share                              $   0.26        0.70      (0.81)

Diluted earnings (loss) per share                            $   0.26        0.69      (0.81)

See accompanying notes to consolidated financial statements.

AMBANC HOLDING CO., INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 1998, 1997 and 1996 (In thousands, except share and per share data)
                                                         Additional
                                                  Common   paid-in   Retained   Treasury
                                                   stock   capital   earnings     stock
Balance at December 31, 1995 ..................   $    54    52,127    28,272        ---
Comprehensive loss:
   Net loss ...................................       ---       ---    (3,836)       ---
   Other comprehensive income, net of tax:
       Unrealized net holding losses on
          securities available for sale arising
          during the year (pre-tax $68)
       Reclassification adjustment for net
          losses realized in net income during
          the year (pre-tax $102)
   Other comprehensive income .................       ---       ---       ---        ---
              Comprehensive loss
Purchase of treasury shares (1,030,227 shares).       ---       ---       ---    (11,208)
Release of ESOP shares (52,964 shares) ........       ---         1       ---        ---
Balance at December 31, 1996 ..................        54    52,128    24,436    (11,208)
Comprehensive income:
   Net income .................................       ---       ---     2,760        ---
   Other comprehensive loss, net of tax:
       Unrealized net holding gains on
          securities available for sale arising
          during the year (pre-tax $452)
       Reclassification adjustment for net
          gains realized in net income during
          the year (pre-tax $775)
   Other comprehensive loss ...................       ---       ---       ---        ---
             Comprehensive income
Purchase of treasury shares (216,890 shares) ..       ---       ---       ---     (3,488)
Release of ESOP shares (50,561 shares) ........       ---       257       ---          0
Issuance of RRP shares (131,285 shares) .......       ---       ---      (306)     2,111
RRP shares earned .............................       ---       ---       ---        ---
Cash dividends - $0.10 per share ..............       ---       ---      (432)       ---
Balance at December 31, 1997 ..................        54    52,385    26,458    (12,585)
Comprehensive income:
   Net income .................................       ---       ---     1,031        ---
   Other comprehensive income, net of tax:
       Unrealized net holding gains on
          securities available for sale arising
          during the year (pre-tax $908)
       Reclassification adjustment for net
          losses realized in net income during
          the year (pre-tax $165)
   Other comprehensive income .................       ---       ---       ---        ---
             Comprehensive income
Purchase of treasury shares (215,320 shares) ..       ---       ---       ---     (4,111)
Release of ESOP shares (48,498 shares) ........       ---       331       ---        ---
RRP shares earned .............................       ---       ---       ---        ---
Tax benefit related to RRP shares earned ......       ---        76       ---        ---
RRP shares forfeited (29,331 shares) ..........       ---       ---       ---       (403)
Exercises of stock options (9,489 shares) .....       ---         5       ---        125
Acquisition of AFSALA Bancorp, Inc.(see note 2)       ---    10,222       ---     16,645
Cash dividends - $0.25 per share ..............       ---       ---    (1,133)       ---
Balance at December 31, 1998 ..................   $    54    63,019    26,356       (329)
See accompanying notes to consolidated financial statements.

AMBANC HOLDING CO., INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity (continued)
Years ended December 31, 1998, 1997 and 1996 (In thousands, except share and per share data)
                                                  Unallocated            Accumulated
                                                 common stock   Unearned   other
                                                    held by       RRP   comprehensive          Comprehensive
                                                     ESOP        shares     income    Total    income(loss)
Balance at December 31, 1995 ....................    (4,338)       ---       (100)    76,015
Comprehensive loss:
     Net loss ...................................       ---        ---        ---     (3,836)   $(3,836)
     Other comprehensive income, net of tax:
         Unrealized net holding losses on
            securities available for sale arising
            during the year (pre-tax $68) .......                                                   (41)
         Reclassification adjustment for net
            losses realized in net income during
            the year (pre-tax $102) .............                                                    61
     Other comprehensive income .................       ---        ---         20         20         20
                Comprehensive loss ..............                                               $(3,816)
Purchase of treasury shares (1,030,227 shares) ..       ---        ---        ---    (11,208)
Release of ESOP shares (52,964 shares) ..........       526        ---        ---        527
Balance at December 31, 1996 ....................    (3,812)       ---        (80)    61,518
Comprehensive income:
     Net income .................................       ---        ---        ---      2,760    $ 2,760
     Other comprehensive loss, net of tax:
         Unrealized net holding gains on
            securities available for sale arising
            during the year (pre-tax $452) ......                                                   271
         Reclassification adjustment for net
            gains realized in net income during
            the year (pre-tax $775) .............                                                  (465)
     Other comprehensive loss ...................       ---        ---       (194)      (194)      (194)
               Comprehensive income .............                                               $ 2,566
Purchase of treasury shares (216,890 shares) ....       ---        ---        ---     (3,488)
Release of ESOP shares (50,561 shares) ..........       509        ---        ---        766
Issuance of RRP shares (131,285 shares) .........       ---     (1,805)       ---        ---
RRP shares earned ...............................       ---        272        ---        272
Cash dividends - $0.10 per share ................       ---        ---        ---       (432)
Balance at December 31, 1997 ....................    (3,303)    (1,533)      (274)    61,202
Comprehensive income:
     Net income .................................       ---        ---        ---      1,031    $ 1,031
     Other comprehensive income, net of tax:
         Unrealized net holding gains on
            securities available for sale arising
            during the year (pre-tax $908) ......                                                   545
         Reclassification adjustment for net
            losses realized in net income during
            the year (pre-tax $165) .............                                                    99
     Other comprehensive income .................       ---        ---        644        644        644
               Comprehensive income .............                                               $ 1,675
Purchase of treasury shares (215,320 shares) ....       ---        ---        ---     (4,111)
Release of ESOP shares (48,498 shares) ..........       485        ---        ---        816
RRP shares earned ...............................       ---        371        ---        371
Tax benefit related to RRP shares earned ........       ---        ---        ---         76
RRP shares forfeited (29,331 shares) ............       ---        403        ---        ---
Exercises of stock options (9,489 shares) .......       ---        ---        ---        130
Acquisition of AFSALA Bancorp, Inc. (see note 2).       ---        ---        ---     26,867
Cash dividends - $0.25 per share ................       ---        ---        ---     (1,133)
Balance at December 31, 1998 ....................    (2,818)      (759)       370     85,893
See accompanying notes to consolidated financial statements.

AMBANC HOLDING CO., INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
                                                                      Years ended December 31,
                                                                    1998        1997        1996
                                                                        (In thousands)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
    Net income (loss) .........................................     $1,031       2,760      (3,836)
    Adjustments to reconcile net income (loss) to net
       cash provided by operating activities:
           Depreciation and amortization ......................        848         652         558
           Provision for loan losses ..........................        900       1,088       9,450
           Provision for losses and writedowns on real
              estate owned and repossessed assets .............          7         171         877
           Net (gains) losses on sale of real estate
              owned and repossessed assets ....................         (7)         38       1,260
           Loss on sale of premises and equipment .............        ---         ---          64
           ESOP compensation expense ..........................        816         766         527
           RRP expense ........................................        371         272           0
           Net losses (gains) on securities transactions ......        165        (775)        102
           Net amortization on securities .....................      1,094         320         475
           (Increase) decrease in accrued interest
              receivable and other assets .....................        (17)        831      (3,316)
           Increase (decrease) in accrued interest payable,
              accrued expenses and other liabilities ..........      1,423         187      (1,201)
                      Net cash provided by operating activities      6,631       6,310       4,960


Cash flows from investing activities:
    Proceeds from sales and redemptions of
       securities available for sale ..........................    126,846     194,210      34,469
    Purchases of securities available for sale ................   (157,188)   (247,390)   (192,647)
    Proceeds from principal paydowns and
       maturities of securities available for sale ............     53,743      48,029      31,508
    Net decrease in due to/from brokers .......................        ---         ---     (28,752)
    Purchases of FHLB stock ...................................     (3,359)     (1,262)       (137)
    Purchases of loans ........................................    (31,888)        ---           0
    Proceeds from sales of loans ..............................        ---         ---      18,929
    Net increase in loans made to customers ...................    (26,391)    (34,384)    (28,685)
    Purchases of premises and equipment .......................       (422)     (1,004)       (341)
    Proceeds from sales of real estate owned and
       repossessed assets .....................................        270         631       2,519
    Proceeds from the sale of premises and equipment ..........        ---         ---          25
    Cash and cash equivalents acquired in acquisition,
       net of cash paid .......................................     24,996         ---         ---

           Net cash used in investing activities ..............    (13,393)    (41,170)   (163,112)

AMBANC HOLDING CO., INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)
                                                                   Years ended December 31,
                                                                1998         1997       1996
                                                                      (In thousands)
     Cash flows from financing activities:
         Net (decrease) increase in deposits ..............   $(16,533)     35,183     (13,157)
         Net (decrease) increase in FHLB overnight advances    (12,300)      6,300       6,000
         Proceeds from FHLB term advances .................     20,000         ---         ---
         Repayments of FHLB term advances .................        (35)        ---         ---
         Proceeds from repurchase agreements ..............    142,575      66,570     193,770
         Repayments of repurchase agreements ..............    (89,425)    (70,100)    (90,990)
         Increase in advances from borrowers for taxes and
            insurance .....................................        150         199          11
         Purchases of treasury stock ......................     (4,111)     (3,488)    (11,208)
         Exercises of stock options .......................        130         ---         ---
         Dividends paid ...................................     (1,133)       (432)          0

                Net cash provided by financing activities .     39,318      34,232      84,426

Net increase (decrease) in cash and cash equivalents ......     32,556        (628)    (73,726)
Cash and cash equivalents at beginning of year ............     10,259      10,887      84,613

Cash and cash equivalents at end of year ..................    $42,815      10,259      10,887

Supplemental disclosures of cash flow
     information - cash paid during the year for:
         Interest .........................................   $ 21,834      19,912      15,360

         Income taxes .....................................   $  1,429       1,770         306

Noncash investing and financing activities:
     Net transfer of loans to real estate owned and
         repossessed assets ...............................   $    386         268       2,203

     Increase in amounts due to brokers from purchases of
         securities available for sale ....................   $  6,000         ---         ---

     Fair value of non-cash assets acquired in acquisition    $142,820         ---         ---

     Fair value of liabilities assumed in acquisition .....   $148,565         ---         ---

     Issuance of RRP shares ...............................   $    ---       2,111         ---

     Tax benefit related to vested RRP shares .............   $     76         ---         ---

     RRP shares forfeited .................................   $    403         ---         ---

See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996


(1)     Summary of Significant Accounting Policies

        (a)     Basis of Presentation

                The accompanying consolidated financial statements include the accounts of Ambanc Holding Co., Inc. (Ambanc or the Holding Company), and its wholly owned subsidiaries, Mohawk Community Bank, formerly known as Amsterdam Savings Bank, FSB (the Bank), and A.S.B. Insurance Agency, Inc., collectively referred to as the Company. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the banking industry.

        (b)     Use of Estimates

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

                Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains appraisals for significant assets.

                Management  believes  that  the  allowance  for loan  losses  is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination which may not be currently available to management.

                A substantial portion of the Company's assets are loans secured by real estate in the upstate New York area. Accordingly, the ultimate collectibility of a considerable portion of the Company's loan portfolio is dependent upon market conditions in the upstate New York region.

        (c)     Cash Equivalents

                For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

        (d) Securities Available for Sale, Securities Held to Maturity and FHLB of New York Stock

                Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as securities held to maturity and are stated at amortized cost. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value, with net unrealized gains and losses reported in accumulated other comprehensive income. The Company does not maintain a trading portfolio and at December 31, 1998 and 1997, the Company had no securities classified as held to maturity.

                Unrealized losses on securities that reflect a decline in value that is other than temporary are charged to income.

                Non-marketable equity securities, such as Federal Home Loan Bank
                (FHLB) of New York stock, are stated at cost. The investment in FHLB of New York stock is required for membership and is pledged to secure FHLB borrowings.

                Mortgage-backed securities, which are guaranteed by the Government National Mortgage Association ("GNMA"), Freddie Mac or Fannie Mae, represent participation interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

                Gains and losses on the sale and redemption of securities available for sale are based on the amortized cost of the specific security sold or redeemed. The cost of securities is adjusted for the amortization of premiums and the accretion of discounts, which is calculated on an effective interest method.

                Purchases and sales are recorded on a trade date basis. Receivables and payables from unsettled transactions are shown as due from brokers or due to brokers in the consolidated statements of financial condition.

        (e)     Loans Receivable and Loan Fees

                Loans receivable are stated at the unpaid principal amount, net of unearned discount, net deferred loan fees and costs, and the allowance for loan losses. Discounts are amortized to income over the contractual life of the loan using the level-yield method. Loan fees received and the related direct costs of originations are deferred and recorded as yield adjustments over the lives of the related loans using the interest method of amortization.

                Non-performing loans include nonaccrual loans, restructured loans and loans which are 90 days or more past due and still accruing interest. Loans considered doubtful of collection by management are placed on a nonaccrual status with respect to interest income recognition. Generally, loans past due 90 days or more as to principal or interest are placed on nonaccrual status except for certain loans which, in management's judgment, are adequately secured and for which collection is probable. Previously accrued income that has not been collected is reversed from current income. Thereafter, the application of payments received (principal or interest) on nonaccrual loans is dependent on the expectation of ultimate repayment of the loan. If ultimate repayment of the loan is reasonably assured, any payments received are applied in accordance with the contractual terms. If ultimate repayment of principal is not reasonably assured or management judges it to be prudent, any payment received is applied to principal until ultimate repayment of the remaining balance is reasonably assured. Loans are removed from nonaccrual status when they are estimated to be fully collectible as to principal and interest. Amortization of the related deferred fees or costs is suspended when a loan is placed on nonaccrual status.

                The allowance for loan losses is maintained at a level deemed appropriate by management based on an evaluation of the known and inherent risks in the portfolio, the level of non-performing loans, past loan loss experience, the estimated value of underlying collateral, and current and prospective economic conditions. The allowance is increased by provisions for loan losses charged to operations. Losses on loans (including impaired loans) are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

        (f)     Loan Impairment

                Management considers a loan to be impaired if, based on current information, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Except for loans restructured in a troubled debt restructuring subsequent to January 1, 1995, management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated for impairment. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

        (g)     Real Estate Owned and Repossessed Assets

                Real estate owned and repossessed assets include assets received from foreclosures, in-substance foreclosures, and repossessions. A loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

                Real estate owned and repossessed assets, including in-substance foreclosures, are recorded on an individual asset basis at the lower of fair value less estimated costs to sell or "cost" (defined as the fair value at initial foreclosure or repossession). When a property is acquired or identified as an in-substance foreclosure, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent writedowns to carry the property at fair value less costs to sell are included in noninterest expense. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

                At December 31, 1998 and 1997, real estate owned and repossessed assets consisted primarily of one-to-four family residential properties, recreational vehicles and automobiles. The Company had no in-substance foreclosures at December 31, 1998 or 1997.

        (h)     Premises and Equipment, Net

                Premises and equipment are carried at cost, less accumulated depreciation applied on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the respective original lease terms without regard to lease renewal options.

        (i)     Goodwill

                Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for transactions accounted for using purchase accounting. Goodwill is being amortized over fifteen years using the straight-line method. Accumulated amortization of goodwill amounted to approximately $67,000 at December 31, 1998. Goodwill is periodically reviewed by management for recoverability, and impairment is recognized by a charge to income if a permanent loss in value is indicated.

        (j)     Securities Repurchase Agreements

                In securities repurchase agreements, the Company transfers the underlying securities to a third party custodian's account that explicitly recognizes the Company's interest in the securities. These agreements are accounted for as secured financing transactions provided the Company maintains effective control over the transferred securities and meets other criteria for such accounting as specified in Statement of Financial Accounting Standards (SFAS) No. 125. The Company's agreements are accounted for as secured financings; accordingly, the transaction proceeds are recorded as borrowed funds and the underlying securities continue to be carried in the Company's securities available for sale portfolio.

        (k)     Income Taxes

                The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be recognized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers taxable temporary differences, historical income taxes paid and estimates of future taxable income.

        (l)     Financial Instruments

                In the normal course of business, the Company is a party to certain financial instruments with off-balance sheet risk such as commitments to extend credit, unused lines of credit and standby letters of credit. The Company's policy is to record such instruments when funded.

        (m)     Stock-Based Compensation Plans

                The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

                The Company's Recognition and Retention Plan (RRP) is also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a deduction from shareholders' equity) and amortized to compensation expense as the shares become vested.

        (n)     Earnings per Share

                Basic earnings per share (EPS) excludes dilution and is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period. Shares of restricted stock are considered outstanding common shares and included in the computation of basic EPS when they become fully vested. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as the Company's stock options and unvested RRP shares) were exercised into common stock or resulted in the issuance of common stock.

        (o)     Official Bank Checks

                The Company's official bank checks (including expense checks), which are drawn upon the Bank and are ultimately paid through the Bank's Federal Reserve Bank of New York correspondent account, are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

        (p)     Comprehensive Income

                The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income represents the sum of net income and items of "other comprehensive income," which are reported directly in shareholders' equity, net of tax, such as the change in the net unrealized gain or loss on securities available for sale. While SFAS No. 130 does not require a specific reporting format, it does require that an enterprise display an amount representing total comprehensive income for each period for which an income statement is presented. In accordance with SFAS No. 130, the Company has reported comprehensive income and its components for 1998, 1997 and 1996 in the consolidated statements of changes in shareholders' equity. Accumulated other comprehensive income, which is included in shareholders' equity, net of tax, represents the net unrealized gain or loss on securities available for sale.

        (q)     Segment Reporting

                In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. For the Company, the statement became effective for its annual financial statements for the year ended December 31, 1998.

                The Company engages in the traditional operations of a community banking enterprise, principally the delivery of loan and deposit products and other financial services. Management makes operating decisions and assesses performance based on an ongoing review of the Company's community banking operations, which constitute the Company's only operating segment for financial reporting purposes. The Company operates primarily in upstate New York in Montgomery, Fulton, Schenectady, Saratoga, Albany, Otsego, Chenango and Schoharie counties and surrounding areas.

        (r)     Reclassifications

                Amounts in the prior years' consolidated financial statements are reclassified whenever necessary to conform to the current year's presentation.


(2)     Acquisition of AFSALA Bancorp, Inc.

        On November 16, 1998, the Company acquired AFSALA Bancorp, Inc. (AFSALA) and its wholly owned subsidiary, Amsterdam Federal Bank. At the date of the merger, AFSALA had approximately $167.1 million in assets, $144.1 million in deposits, and $19.2 million in shareholders' equity. Pursuant to the merger agreement, AFSALA was merged with and into Ambanc Holding Co., Inc., and Amsterdam Federal Bank was merged with and into the former Amsterdam Savings Bank, FSB. The combined bank now operates as one institution under the name "Mohawk Community Bank".

        Upon consummation of the merger, each share of AFSALA common stock was converted into the right to receive 1.07 shares of Ambanc common stock. Based on the 1,249,727 shares of AFSALA common stock issued and outstanding immediately prior to the merger, the Company issued 1,337,207 shares of common stock in the merger. Of the 1,337,207 shares issued in the merger, 1,327,086 were issued from the Company's treasury stock and 10,121 were newly-issued shares. In addition, under the merger agreement, the Company assumed unexercised, fully-vested options to purchase 144,118 shares of AFSALA common stock, which converted into fully-vested options to purchase 154,206 shares of Ambanc common stock. See also Note 12(d).

        The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations" (APB No.
        16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of AFSALA resulted in approximately $8.0 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. The results of operations of AFSALA have been included in the Company's 1998 consolidated statement of operations from the date of acquisition.

        In conjunction with the acquisition of AFSALA, premiums on securities, loans, time deposits and FHLB term advances were recorded totaling approximately $155,000, $1,459,000, $651,000 and $26,000, respectively, in order to record these assets and liabilities at their fair values based on market interest rates at the acquisition date. The premiums are being amortized over the estimated period to repricing of the respective items. For the year ended December 31, 1998, the impact on net income from the net amortization of the premiums was not significant.

        The following unaudited proforma combined consolidated financial information gives effect to the November 16, 1998 acquisition of AFSALA as if it had been consummated as of the beginning of 1998 and 1997, respectively, after giving effect to certain adjustments, including (1) the amortization of goodwill, (2) the elimination of the expense related to AFSALA's ESOP and Restricted Stock Plan which terminated as of the merger date, (3) the elimination of AFSALA's acquisition-related expenses, and (4) the related income tax effects. The unaudited proforma combined consolidated financial information does not reflect any potential cost savings or revenue enhancements which may result from the combination of operations of Ambanc and AFSALA and, accordingly, may not be indicative of the results that actually would have occurred had the acquisition been consummated at the beginning of the years presented, or that may be obtained in the future.

                                               Years ended December 31,
                                                1998              1997
                                               ------------------------
                                                     (Unaudited)
                                         (In thousands, except per share data)

           Net interest income           $     21,154          21,209
           Net income                           1,491           3,639
           Basic earnings per share              0.28            0.66
           Diluted earnings per share            0.27            0.66


(3)     Conversion to Stock Ownership

        On December 26, 1995, the Holding Company sold 5,422,250 shares of common stock at $10.00 per share to depositors and employees of the former Amsterdam Savings Bank, FSB. Net proceeds from the sale of stock of the Holding Company, after deducting conversion expenses of approximately $2.0 million, were $52.2 million and are reflected as common stock and additional paid-in capital in the accompanying consolidated financial statements. The Company utilized $26.0 million of the net proceeds to acquire all of the capital stock of the former Amsterdam Savings Bank, FSB.

        As part of the conversion of the former Amsterdam Savings Bank, FSB, and the former Amsterdam Federal Bank, liquidation accounts were established for the benefit of eligible depositors who continue to maintain their deposit accounts after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation accounts, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation accounts. Except for such restrictions, the existence of the liquidation accounts does not restrict the use or application of retained earnings.

        The Bank's capital exceeds all of the fully phased-in capital regulatory requirements. The Office of Thrift Supervision (OTS) regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval. At December 31, 1998, the maximum amount that could have been paid by the Bank to the Holding Company was approximately $18.7 million.


(4)     Reserves and Investments Required by Law

        The Company is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $2,378,000 and $1,123,000 at December 31, 1998 and 1997, respectively.

        The Company is required to maintain certain levels of stock in the Federal Home Loan Bank. The Company has pledged its investment in this stock, as well as a blanket pledge of qualifying residential real estate loans, to secure its borrowings from the Federal Home Loan Bank of New York.

(5)     Securities Available for Sale

          The amortized cost, gross unrealized gains and losses, and estimated fair values of securities available for sale at December 31, 1998 and 1997 are as follows:

                                                         1998
                                     -------------------------------------------
                                                  Gross       Gross    Estimated
                                      Amortized unrealized  unrealized   fair
                                        cost       gains     losses      value
                                      --------- ----------  ---------- ---------
                                                   (In thousands)

U.S. Government and agency securities $  83,665       400       (65)    84,000
Mortgage-backed securities ..........    96,140       253      (137)    96,256
Collateralized mortgage obligations .    62,000       244       (96)    62,148
States and political subdivisions ...     1,819        18      --        1,837
                                        -------   -------    -------    -------
          Total ..................... $ 243,624       915      (298)   244,241
                                        =======   =======    =======    =======

                                                         1997
                                      ------------------------------------------
                                                  Gross       Gross    Estimated
                                      Amortized unrealized  unrealized   fair
                                        cost       gains     losses      value
                                      --------- ----------  ---------- ---------
                                                   (In thousands)

U.S. Government and agency securities $  63,198        60      (113)     63,145
Mortgage-backed securities ..........   132,272       100      (386)    131,986
Collateralized mortgage obligations .    10,040       --       (129)      9,911
States and political subdivisions ...       755        11       --          766
                                        -------   -------    -------    -------
          Total ..................... $ 206,265       171      (628)    205,808
                                        =======   =======    =======    =======

        The amortized cost and estimated fair value of debt securities available for sale at December 31, 1998, by contractual maturity, are shown below (mortgage-backed securities and collateralized mortgage obligations are included by final contractual maturity). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Amortized   Estimated
                                                           cost     fair value
                                                          --------   --------
                                                             (In thousands)

                Due within one year ...................   $  6,872      6,886
                Due after one year through five years .     12,077     12,117
                Due after five years through ten  years     50,106     50,167
                Due after ten years ...................    174,569    175,071
                                                          --------   --------
                      Totals ..........................   $243,624    244,241
                                                          ========   ========


          The following table sets forth information with regard to sales of securities available for sale for the years ended December 31:

                                        1998      1997      1996
                                        ----      ----      ----
                                             (In thousands)

               Proceeds from sale ..   $79,101   174,010    34,469
               Gross realized gains        154     1,017        14
               Gross realized losses       319       242       116

          Securities available for sale with a carrying value of $163,169,000 at December 31, 1998 and $111,153,000 at December 31, 1997 were pledged to secure securities repurchase agreements.

(6)     Loans Receivable, Net

        Loans receivable consisted of the following at December 31, 1998 and 1997:

                                                           1998         1997
                                                         --------      -------
                                                             (In thousands)
        Loans secured by real estate:
        1 - 4 family ................................   $ 273,523     189,666
        Home equity .................................      83,949      30,246
        Non-residential .............................      23,506      26,585
        Multi-family ................................       4,165       4,152
        Construction ................................       3,600       2,081
                                                        ---------    --------
                  Total loans secured by real estate      388,743     252,730
                                                        ---------    --------

        Other loans:
        Consumer loans:
             Auto loans .............................      14,146      16,237
             Recreational vehicles ..................       4,990       6,775
             Other secured ..........................       6,289       1,781
             Unsecured ..............................       3,712       1,847
             Manufactured homes .....................         385         494
                                                        ---------    --------
                  Total consumer loans ..............      29,522      27,134
                                                        ---------    --------
        Commercial loans:
             Secured ................................       5,101       3,233
             Unsecured ..............................         508         471
                                                        ---------    --------
                  Total commercial loans ............       5,609       3,704
                                                        ---------    --------
                  Total loans receivable ............     423,874     283,568
        Deferred costs, net of deferred fees
          and discounts .............................       1,950       1,362
        Allowance for loan losses ...................      (4,891)     (3,807)
                                                        ---------    --------
                  Loans receivable, net .............   $ 420,933     281,123
                                                        =========    ========

        A summary of activity in the allowance for loan losses for the years ended December 31 is as follows:

                                        1998        1997      1996
                                      -------     -------    ------
                                               (In thousands)

     Balance at beginning of year ..   $ 3,807      3,438      2,647
     Provision charged to operations       900      1,088      9,450
     Charge-offs ...................    (1,226)    (1,214)    (8,718)
     Recoveries ....................       295        495         59
     Allowance acquired ............     1,115       --         --
                                       -------    -------    -------
     Balance at end of year ........   $ 4,891      3,807      3,438
                                       =======    =======    =======

        The   following   table   sets   forth   information   with   regard  to
        non-performing loans at December 31:

                                                         1998     1997     1996
                                                        ------   ------   ------
                                                             (In thousands)

          Non-accrual loans .........................   $1,610    1,876    3,123
          Loans contractually past due 90 days
             or more and still accruing interest ....      580      451      725
          Restructured loans ........................      714      931    1,031
                                                        ------   ------   ------
          Total non-performing loans ................   $2,904    3,258    4,879
                                                        ======   ======   ======

        There  are  no   material  commitments  to  extend   further  credit  to
        borrowers with non-performing loans.

        Accumulated interest on the above non-performing loans of approximately $118,000, $277,000 and $375,000 was not recognized as income in 1998,
        1997 and 1996, respectively. Approximately $238,000, $192,000 and $229,000 of interest on restructured and non-accrual loans was collected and recognized as income in 1998, 1997 and 1996, respectively.

        At December 31, 1998 and 1997, the recorded investment in loans that are considered to be impaired totaled approximately $328,000 and $769,000, respectively, for which the related allowance for loan losses was approximately $44,000 and $338,000, respectively. As of December 31, 1998 and 1997, there were no impaired loans which did not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1998, 1997 and 1996 was approximately $688,000, $1,445,000 and $6,918,000, respectively. For the years ended December 31, 1998, 1997 and 1996, the Company recognized interest income on those impaired loans of approximately $78,000, $15,000 and $110,000, respectively, which included $50,000, $0 and $14,000, respectively, of interest income recognized using the cash basis method of income recognition.

        Certain directors and executive officers of the Company are customers of and have other transactions with the Company in the ordinary course of business. Loans to these parties are made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled less than 5% of total shareholders' equity at both December 31, 1998 and 1997.

(7)     Accrued Interest Receivable

        Accrued interest receivable consisted of the following at December 31:

                                               1998       1997
                                              ------     ------
                                                (In thousands)

           Loans                            $ 2,031      1,347
           Securities available for sale      2,084      2,387
                                            -------    -------
                                            $ 4,115      3,734
                                            =======    =======

(8)     Premises and Equipment

        A summary of premises and equipment is as follows at December 31:

                                                              1998       1997
                                                           -------    -------

          Land and buildings ...........................   $ 3,342      2,362
          Furniture, fixtures and equipment ............     4,182      3,737
          Leasehold improvements .......................     1,614      1,100
          Construction in progress .....................       195       --
                                                           -------    -------
                                                             9,333      7,199
          Less accumulated depreciation and amortization    (4,796)    (4,078)
                                                           -------    -------
                                                           $ 4,537      3,121
                                                           =======    =======

          Amounts  charged  to  depreciation  and   amortization   expense  were
          approximately $735,000, $606,000 and $501,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(9)     Deposits

        Deposits are summarized as follows at December 31:

                                                              1998       1997
                                                             --------   --------
                                                               (In thousands)

        Savings accounts (2.92%-3.00% at December 31, 1998
             and 3.00% at December 31, 1997) .............   $136,921     97,591
                                                             --------   --------

        Time deposits:
             3.01 to 4.00% ...............................      1,806      1,011
             4.01 to 5.00% ...............................     61,030      6,688
             5.01 to 6.00% ...............................    140,676    154,377
             6.01 to 7.00% ...............................     11,432     10,801
             7.01 to 8.00% ...............................     13,061     10,455
                                                             --------   --------
                                                              228,005    183,332
                                                             --------   --------
        NOW accounts (1.73%-2.75% at December 31,
             1998 and 2.75% at December 31, 1997) ........     38,814     22,718
        Money market accounts (2.25%-4.87% at December 31,
             1998 and 2.96% at December 31, 1997) ........     21,359      6,877
        Demand accounts (non-interest bearing) ...........     36,314     22,747
                                                             --------   --------
                  Total deposits .........................   $461,413    333,265
                                                             ========   ========

          The approximate amount of contractual maturities of time deposits for the years subsequent to December 31, 1998 are as follows:

                                       (In thousands)
            Years ending December 31,
                         1999             $150,517
                         2000               57,742
                         2001               10,560
                         2002                4,581
                         2003                4,605
                                          --------
                                          $228,005
                                          ========

          The aggregate amount of time deposits with a balance of $100,000 or more was approximately $25.9 million and $17.9 million at December 31, 1998 and 1997, respectively.

          Interest expense on deposits for the years ended December 31, 1998, 1997 and 1996, is summarized as follows:

                                        1998      1997      1996
                                       -------   -------   -------
                                             (In thousands)

               Savings accounts ....   $ 3,119     3,016     3,162
               Time deposits .......     9,882     9,882     8,492
               NOW accounts ........       549       543       527
               Money market accounts       272       204       243
                                       -------   -------   -------
                       Total .......   $13,822    13,645    12,424
                                       =======   =======   =======


(10)    Borrowed Funds

        At December 31, 1998, the Company had a $26.2 million overnight line of credit and a $26.2 million 30 day line of credit with the FHLB of New York. As of December 31, 1998, the Company had no amounts outstanding on these lines of credit. At December 31, 1997, the Company had a $24.2 million overnight line of credit and a $24.2 million 30 day line of credit with the FHLB. As of December 31, 1997, the Company had borrowed $12.3 million under these lines of credit. Under the terms of a blanket collateral agreement with the FHLB, any outstanding balances are collateralized by FHLB stock and certain qualifying assets not otherwise pledged (primarily first-lien mortgage loans).

        The Company also has longer-term advances with the FHLB totaling $21.4 million at December 31, 1998. These advances consist of the following:
        (i) $20.0 million of interest-only, non-prepayable, adjustable rate advances, with the interest rate tied to LIBOR and adjusted quarterly; $10.0 million matures in July 2001 and $10.0 million matures in July 2003; and (ii) $1.4 million of adjustable rate amortizing advances with interest rates ranging from 5.91% to 7.91% at December 31, 1998; final maturities on these advances range from April 2000 to September 2004.

        The following table presents the detail of the Company's borrowings and weighted-average interest rates thereon for the years ended December 31, 1998, 1997 and 1996:

                                                                    Securities
                                                FHLB       FHLB     Sold Under
                                              Overnight    Term     Agreements
                                              Advances   Advances  to Repurchase
                                              ---------  --------  -------------
                                                    (Dollars in thousands)

        1998:
             Balance at December 31 ........ $   --      $ 21,410    $152,400
             Average balance during the year    9,366       8,493     132,476
             Maximum month-end balance .....   38,800      21,446     165,150
             Weighted-average interest rate:
                  At December 31 ...........     --          5.32%       5.48%
                  During the year ..........     5.49%       5.71        5.67

        1997:
             Balance at December 31 ........ $ 12,300    $   --      $ 99,250
             Average balance during the year    3,667        --        95,261
             Maximum month-end balance .....   14,400        --        99,410
             Weighted-average interest rate:
                  At December 31 ...........     6.38%       --          6.04%
                  During the year ..........     5.43        --          6.01

        1996:
             Balance at December 31 ........ $  6,000    $   --      $102,780
             Average balance during the year    9,757        --        57,815
             Maximum month-end balance .....   28,000        --       102,780
             Weighted-average interest rate:
                  At December 31 ...........     6.88%       --          5.96%
                  During the year ..........     5.35        --          5.94

          Information concerning outstanding securities repurchase agreements as of December 31, 1998 is summarized as follows:


                      Securities Repurchase Agreements
         --------------------------------------------------------
                                               Accrued  Weighted-   Fair Value
          Remaining Term to       Repurchase   Interest  Average   of Collateral
          Final Maturity (1)      Liability    Payable    Rate    Securities (2)
          ------------------      ----------   --------   ----    --------------
                                   (Dollars in thousands)

          Within 90 days ........   $   --         --       --          $   --
          After 90 days but
               within one year ..     22,400        191   5.94%         24,411
          After one year but
               within five years      30,000        199   5.75          32,903
          After five years but
               within ten years .    100,000        836   5.30         107,086
                                    --------   --------   ----        --------
                    Total .......   $152,400      1,226   5.48%       $164,400
                                    ========   ========   ====        ========

             (1) The weighted-average remaining term to final maturity was approximately 7.0 years at December 31, 1998. At December 31, 1998, $115.0 million of the securities repurchase agreements contained call provisions. The weighted-average rate at December 31, 1998 on the callable securities repurchase agreements was 5.37%, with a weighted-average remaining period of 2.1 years to the call date. At December 31, 1998, $37.4 million of the securities repurchase agreements did not contain call provisions. The weighted-average rate at December 31, 1998 on the non-callable securities repurchase agreements was 5.82%, with a weighted-average remaining period of 1.8 years to the repurchase date.
             (2) Represents the fair value of the securities which were transferred, plus accrued interest receivable of approximately $1.2 million at December 31, 1998.

        At December 31, 1998, the "amount at risk" (defined as the excess of (i) the carrying amount, or fair value, if higher, of the securities transferred plus accrued interest receivable over (ii) the amount of the repurchase liability plus accrued interest payable) with any individual counterparty was less than ten percent of total shareholders' equity.

(11)    Income Taxes

        The components of income tax expense (benefit) are as follows for the years ended December 31:

                                                     1998       1997       1996
                                                    -------    -------   ------
                                                            (In thousands)
           Current tax expense (benefit):
               Federal ..........................   $   763      1,389   (1,893)
               State ............................        13        270        1
                                                    -------    -------   ------
                                                        776      1,659   (1,892)
          Deferred tax (benefit) expense ........      (106)        34      (37)
                                                    -------    -------   ------
               Total income tax expense (benefit)   $   670      1,693   (1,929)
                                                    =======    =======   ======

        Actual income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996 differs from expected income tax expense (benefit), computed by applying the Federal corporate tax rate of 34% to income
        (loss) before taxes, as a result of the following items:

                                             1998       1997       1996
                                            -------    -------    -------
                                                  (In thousands)

          Expected tax expense (benefit)   $   578      1,514     (1,960)
          State taxes, net of Federal
             income tax benefit ........         1        178          1
          Non-deductible portion of ESOP
             compensation expense ......       113         89       --
          Other items, net .............       (22)       (88)        30
                                           -------    -------    -------
                                           $   670      1,693     (1,929)
                                           =======    =======    =======

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                               1998       1997
                                                              -------    -------
                                                                (In thousands)
           Deferred tax assets:
               Allowance for loan losses ..................   $ 1,939      1,508
               Deferred compensation ......................       469        227
               Unvested RRP shares ........................        76        109
               Purchase accounting adjustments ............       237       --
               Other deductible temporary differences .....       148        105
                                                              -------    -------
                    Total deferred tax assets .............     2,869      1,949
                                                              -------    -------

          Deferred tax liabilities:
               Tax bad debt reserve .......................       174        216
               Net deferred loan costs ....................       681        409
               Defined benefit pension plan ...............       245        243
               Property and equipment .....................        91        113
               Prepaid expenses ...........................        61         83
               Purchase accounting adjustments ............       626       --
               Other taxable temporary differences ........       107         18
                                                              -------    -------
                    Total deferred tax liabilities ........     1,985      1,082
                                                              -------    -------
                    Net deferred tax asset at
                       end of year ........................       884        867
                    Net deferred tax asset at
                       beginning of year ..................       867        901
                                                              -------    -------
                                                                  (17)        34
               Net deferred tax asset acquired ............       285       --
               Initial net deferred tax liability
                  for purchase accounting adjustments .....      (374)      --
                                                              -------    -------
                    Deferred tax (benefit) expense for year   $  (106)        34
                                                              =======    =======

        In addition to the deferred tax items shown in the table above, the Company also had a deferred tax liability of approximately $247,000 at December 31, 1998, and a deferred tax asset of approximately $183,000 at December 31, 1997, relating to the net unrealized gain or loss on securities available for sale.

        There was no valuation allowance for deferred tax assets at December 31, 1998 and 1997, or change in the valuation allowance for the years ended December 31, 1998, 1997 and 1996. Management believes that the realization of the recognized net deferred tax asset at December 31, 1998 and 1997 is more likely than not, based on historical taxable income, available tax planning strategies and expectations as to future taxable income.

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

        Certain amendments to the Federal and New York State tax laws regarding bad debt deductions were enacted in 1996. The Federal amendments include elimination of the percentage of taxable income method for tax years beginning after December 31, 1995, and imposition of a requirement to recapture into taxable income (over a period of six years) the bad debt reserves in excess of the base-year amounts. The Bank previously established, and will continue to maintain, a deferred tax liability with respect to such excess Federal reserves. The New York State amendments redesignate the state bad debt reserves at December 31, 1995 as the base-year amount and also provide for future additions to the base-year reserve using the percentage of taxable income method.

        In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $5.2 million and $10.1 million, respectively, at December 31, 1998, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include (i) redemptions of the Bank's stock or certain excess distributions to the Holding Company, and (ii) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York State tax purposes. The unrecognized deferred tax liability at December 31, 1998 with respect to the Federal base-year reserve was approximately $1.8 million. The unrecognized deferred tax liability at December 31, 1998 with respect to the state base-year reserve was approximately $598,000 (net of Federal benefit).


(12)    Employee Benefit Plans

        (a)     Pension Plan

                The Bank maintains a non-contributory pension plan with the RSI Retirement Trust, covering substantially all employees age 21 and over with 1 year of service, with the exception of hourly paid employees. Benefits are computed as two percent of the highest three year average annual earnings multiplied by credited service, up to a maximum of 35 years.

                The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for Federal income tax purposes, or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets of the plan are primarily invested in pooled equity funds and fixed income funds.

                The following table provides a summary of the changes in the plan's projected benefit obligation and the fair value of the plan's assets for the years ended December 31, and a reconciliation of the plan's funded status at December 31:

                                                                        1998      1997
                                                                       ------    ------
                                                                        (In thousands)
          Changes in the projected benefit obligation:
               Projected benefit obligation at January 1 ...........  $ 4,508     4,060
                    Service cost ...................................      219       183
                    Interest cost ..................................      318       304
                    Benefits paid ..................................     (224)     (238)
                    Settlements ....................................     --          (2)
                    Actuarial loss .................................      435       201
                                                                       ------    ------
               Projected benefit obligation at December 31 .........    5,256     4,508
                                                                       ------    ------
          Changes in the fair value of plan assets:
               Fair value of plan assets at January 1 ..............    5,994     5,093
                    Actual (loss) return on plan assets ............      (10)    1,104
                    Benefits paid ..................................     (224)     (238)
                    Employer contributions .........................     --          37
                    Settlements ....................................     --          (2)
                                                                       ------    ------
               Fair value of plan assets at December 31 ............    5,760     5,994
                                                                       ------    ------
          Funded status:
               Funded status at December 31 ........................      504     1,486
               Unrecognized portion of net asset at transition .....      (39)      (85)
               Unrecognized prior service cost .....................        9        12
               Unrecognized net loss (gain) ........................      131      (806)
                                                                       ------    ------
                    Prepaid pension asset recognized in other assets $    605       607
                                                                       ======    ======

          The following table provides the components of net periodic pension cost for the years ended December 31:

                                                           1998    1997     1996
                                                           -----   -----   -----
                                                               (In thousands)

          Service cost - benefits earned during the year   $ 219     183    187
          Interest cost on projected benefit obligation      318     304    288
          Expected return on plan assets ...............    (471)   (398)  (362)
          Amortization of unrecognized net asset at
            transition .................................     (46)    (46)   (46)
          Amortization of unrecognized prior service
            cost .......................................       3       3      3
          Amortization of unrecognized net actuarial
            gain .......................................     (22)   --      --
                                                           -----   -----   -----
               Net periodic pension cost ...............  $    1      46     70
                                                           =====   =====   =====

                Prior service costs are amortized on a straight-line basis over the average future service period of active plan participants. Unrecognized net actuarial gains or losses in excess of 10% of the greater of the projected benefit obligation or the fair value of the plan assets are amortized over the average remaining service period of active plan participants.

                The assumptions used in the measurement of the Company's projected benefit obligation and net periodic pension cost are shown in the table below:

                                                             1998   1997   1996
                                                             -----  -----  -----
                Weighted-average assumptions at December 31:
                  Discount rate                              6.50%  7.25%  7.75%
                  Rate of increase in future
                       compensation levels                   4.50   5.00   5.50
                  Expected return on plan assets             8.00   8.00   8.00

        (b)     401(k) Savings Plan

                The Company maintains a defined contribution 401(k) savings plan, covering all full time employees who have attained age 21 and have completed one year of employment. Prior to March 1, 1997, the Company matched 50% of employee contributions that were less than or equal to 3% of the employee's salary. After that date, there were no employee matching contributions. Total expense related to the 401(k) plan during 1997 and 1996 was approximately $5,000 and $38,000, respectively (none in 1998).

        (c)     Employee Stock Ownership Plan

                As part of the conversion discussed in note 3, an employee stock ownership plan (ESOP) was established to provide substantially all employees of the Company the opportunity to become shareholders. The ESOP borrowed $4.3 million from the Company and used the funds to purchase 433,780 shares of Company common stock issued in the conversion. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a period of ten years. At December 31, 1998 and 1997, the loan had an outstanding balance of $3.0 million and $3.5 million, respectively. The loan obligation is reduced by the amount of loan repayments made by the ESOP. Shares are released for allocation and unearned compensation is amortized over the loan repayment period based on the amount of principal and interest paid on the loan as a percentage of the total principal and interest to be paid on the loan over its entire term. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

                The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in shareholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares (during the applicable service period), and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $816,000, $766,000 and $527,000 of compensation expense related to the ESOP during the years ended December 31, 1998, 1997 and 1996, respectively.

                The ESOP shares as of December 31, 1998 were as follows:

                      Allocated shares                              103,525
                      Shares released for allocation                 48,498
                      Unallocated shares                            281,757
                                                                -----------
                                                                    433,780
                                                                ===========

                      Market value of unallocated shares
                          at December 31, 1998                   $5,001,187
                                                                ===========

        (d)     Stock Option Plan

                On May 23, 1997, the Company's shareholders approved the 1997 Stock Option and Incentive Plan ("Stock Option Plan"). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company.

                The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights and limited stock appreciation rights. Under the Stock Option Plan, 542,225 authorized but unissued shares are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair value on the date of grant. Options expire no later than ten years following the date of grant.

                Upon shareholder ratification of the Stock Option Plan, options to purchase 373,974 shares were awarded at an exercise price of $13.75 per share. These shares have a ten-year term and vest at a rate of 25% per year from the grant date.

                In addition, under the terms of the merger agreement with AFSALA discussed in note 2, the Company issued 154,206 fully-vested options with an exercise price of $12.97 in exchange for 144,118 fully-vested AFSALA options with an exercise price of $13.88. The estimated fair value of these options was $9.95 per option. The issuance of these options was included in the computation of goodwill, with the offsetting credit to additional paid-in capital.

               A summary of the stock option activity for the years ended December 31, 1998 and 1997 is presented below:

                                                            Weighted-Avg.
                                                  No. of       Exercise
                                                  Shares        Price
                                                --------       ------
          Granted on May 23, 1997 and
             outstanding at December 31, 1997    373,974    $   13.75
                     Exercised ..............     (9,489)       13.75
                     Forfeited ..............    (77,947)       13.75
                     Issued in acquisition ..    154,206        12.97
                                                --------       ------
          Outstanding at December 31, 1998       440,744    $   13.48
                                                ========       ======

               The following table summarizes information about the Company's stock options at December 31, 1998:

                                                 Weighted-Avg.
                 Exercise                         Remaining
                   Price          Outstanding  Contractual Life   Exercisable
                 --------         -----------  ----------------   -----------
                  $12.97             154,206      8.4 years         154,206
                   13.75             286,538      8.4 years          84,005
                                   ---------                      ---------
                                     440,744                        238,211
                                   =========                      =========

                All options have been granted at an exercise price equal to the fair value of the common stock at the grant date. Accordingly, no compensation expense has been recognized for the Stock Option Plan. SFAS No. 123 requires companies not using a fair-value-based method of accounting for employee stock options or similar plans, to provide pro forma disclosures of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 1.32%; expected volatility of 40.90%; risk free interest rate of 5.48%; and expected option life of 5 years. The estimated fair value of the options granted in 1997 was $5.30.

               Pro-forma disclosures for the Company for the years ended December 31, 1998 and 1997 are as follows:

                                 (In thousands, except per share data)
                                        1998        1997
                                        ----        ----
                  Net income:
                    As reported...  $    1,031      2,760
                    Pro-forma ....         740      2,533

                  Basic EPS:
                    As reported...        0.26       0.70
                    Pro-forma ....        0.19       0.64

                  Diluted EPS:
                    As reported...        0.26       0.69
                    Pro-forma ....        0.19       0.64

                The full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in the pro-forma net income amounts presented above because compensation expense is reflected over the options' vesting period of four years.

                Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options.

        (e)     Recognition and Retention Plan

                On May 23, 1997, the Company's shareholders also approved the Ambanc Holding Co., Inc. Recognition and Retention Plan (RRP). The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors. Under the RRP, 216,890 shares of authorized but unissued shares are reserved for issuance under the plan. The Company also has the alternative to fund the RRP with treasury stock.

                On May 23, 1997, 131,285 shares were awarded under the RRP. The shares vest in four equal installments commencing one year from the date of grant. The fair market value of the shares awarded under the plan at the grant date was $13.75 per share and is being amortized to expense on a straight-line basis over the four year vesting period. During 1998, 29,331 unvested RRP shares were forfeited and transferred to treasury stock at the grant date fair market value of $13.75 per share.

        (f)     Postretirement  Benefits

                Certain postretirement health insurance benefits have been committed to a closed group of retired employees. The Company has formally adopted measures to not offer these benefits to any additional employees. The annual health insurance increase and discount rate used to calculate the transition obligation were 6.0% and 8.5%, respectively. There are no plan assets. The estimated transition obligation at January 1, 1995 was $260,000. The net periodic postretirement benefit cost in 1998, 1997 and 1996 was approximately $26,000 in each year.

        (g)     Directors' Deferred Compensation Agreements

                Under the Directors' Deferred Compensation Agreements, the Company's directors were eligible to elect to defer fees for services that were otherwise currently payable. Fees were deferred over a period of five years. The Company utilized the deferred fees to purchase life insurance policies to fund the benefits on each director with the Bank named as the beneficiary. Each director participating in such agreements deferred their fees over a five year period with a set amount established as an annual payout over a ten year period after five years from the date of the agreement or upon reaching the age of 65, whichever is later. The present value of the remaining installments due under these agreements was approximately $616,000 and $562,000 at December 31, 1998 and 1997, respectively, and is included in other liabilities in the consolidated statements of financial condition. The cash surrender value of the life insurance policies was approximately $221,000 and $214,000 at December 31, 1998 and 1997,
                respectively, and is included in other assets in the consolidated statements of financial condition.

(13)    Earnings Per Share

        The calculation of basic EPS and diluted EPS is as follows:

                                                                       Weighted
                                                             Net        Average   Per Share
                                                           Income        Shares     Amount
                                                          --------     ---------  ---------
                                                     (In thousands, except share and per share data)
        For the year ended December 31, 1998
           Basic EPS
           Net income available to common shareholders   $  1,031     3,916,047      $0.26
                                                         ========                    =====
           Effect of Dilutive Securities
           Stock options                                                 49,043
           Unvested RRP shares                                           24,155
                                                                      ---------
           Diluted EPS
           Net income available to common shareholders plus
                assumed conversions                      $  1,031     3,989,245      $0.26
                                                         ========     =========      =====

                                                                       Weighted
                                                             Net        Average   Per Share
                                                           Income        Shares     Amount
                                                          --------     ---------  ---------
                                                     (In thousands, except share and per share data)

        For the year ended December 31, 1997

           Basic EPS
           Net income available to common shareholders   $  2,760     3,940,867      $0.70
                                                         ========                    =====
           Effect of Dilutive Securities
           Stock options                                                 24,285
           Unvested RRP shares                                           16,374
                                                                      ---------
           Diluted EPS
           Net income available to common shareholders plus
                assumed conversions                      $  2,760     3,981,526      $0.69
                                                         ========     =========      =====



                                                                       Weighted
                                                             Net        Average   Per Share
                                                           Income        Shares     Amount
                                                          --------     ---------  ---------
                                                     (In thousands, except share and per share data)

        For the year ended December 31, 1996
           Basic EPS
           Net loss applicable to common shareholders   $ (3,836)     4,761,393     $(0.81)
                                                         ========                    =====
           Effect of Dilutive Securities
           No dilutive securities during 1996

           Diluted EPS
           Net loss applicable to common shareholders   $ (3,836)     4,761,393     $(0.81)
                                                         ========     =========      =====

(14)    Commitments and Contingent Liabilities

        (a)     Legal Proceedings

                The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries will not be affected materially by the outcome of any pending legal proceedings.

                The Bank was a defendant in an action brought by the current owners of F. H. Doherty Associates, Inc., a company which the Bank sold to the current owners. The action sought to rescind the sale of stock, recover any additional capital contributions made by the plaintiffs, as well as certain punitive damages and indemnification on a potential claim. During 1996, the Bank stipulated to a settlement and agreed to pay $262,500 to the plaintiffs. The Bank charged $175,000 against the allowance for probable loss which was established for this matter in 1995. The remaining $87,500 was charged to 1996 operations.

        (b)     Nationar Receivables

                On February 6, 1995, the Superintendent of Banks for the State of New York ("Superintendent") seized Nationar, a check-clearing and trust company, freezing all of Nationar's assets. On that date, the Bank had a demand account balance of $233,000, and a Nationar debenture of $100,000 collateralized by a $1,000,000 investment security. On September 26, 1995, the Company entered into a standby letter of credit with the Superintendent for $1,086,250 which replaced the $1,000,000 pledged security. As of December 31, 1995, the Company charged off the Nationar debenture of $100,000 and established an additional reserve of $105,000 for potential losses on the demand account and standby letter of credit.

                During 1996, the Company received a cash payment of $233,000 for its demand account balance, issued a new standby letter of credit for $150,000 to the Superintendent, and cancelled the initial standby letter of credit. Concurrent with the new standby letter of credit, the Company was required to pay $58,000 under the original standby letter of credit agreement, which was charged against the reserve. Subsequently, the $150,000 standby letter of credit was canceled and the Company was released from any further liability in connection with its agreement with the Superintendent. During 1997, the Bank received approximately $45,000 from the Superintendent as a partial recovery of the amounts previously charged off, which is included in other income.

        (c)     Lease Commitments

                The Company leases certain branch facilities and office space under noncancelable operating leases. Minimum rental commitments under these leases are as follows:


                                                       (In thousands)
                     Years ending December 31,
                          1999                  $              493
                          2000                                 281
                          2001                                 214
                          2002                                 152
                          2003                                 106
                          2004 and thereafter                  816
                                                  ----------------
                                                $            2,062
                                                  ================

               Amounts charged to rent expense were approximately $385,000, $315,000 and $225,000 for the years ended December 31, 1998, 1997 and 1996.

        (d)     Off-Balance Sheet Financial  Instruments  and  Concentrations of
                Credit

                The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized on the consolidated statement of financial condition. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

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

          Contract amounts of financial instruments with off-balance-sheet credit risk as of December 31, 1998 and 1997 at fixed and variable interest rates are as follows:

                                                   Fixed   Variable    Total
                                                  -------  --------   -------
                                                        (In thousands)
                1998:
                   Commitments to extend credit   $12,004       514    12,518
                   Unused lines of credit .....     2,665     3,375     6,040
                   Standby letters of credit ..      --          30        30
                                                  -------   -------   -------
                                                  $14,669     3,919    18,588
                                                  =======   =======   =======


                1997:
                   Commitments to extend credit   $ 3,797       393     4,190
                   Unused lines of credit .....     1,025     4,336     5,361
                   Standby letters of credit ..      --         100       100
                                                  -------   -------   -------
                                                  $ 4,822     4,829     9,651
                                                  =======   =======   =======

                The range of interest rates on fixed rate commitments was 6.50% to 12.50% at December 31, 1998 and 5.50% to 8.75% at December 31, 1997. All variable rate commitments were at 8.75% at December 31, 1998, and ranged from 6.75% to 7.25% at December 31, 1997.


(15)    Fair Values of Financial Instruments

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

        Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax assets and liabilities, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. There also are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits" and the Company's branch network.

        Financial Assets and Liabilities

        The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values ascribed to financial assets and liabilities The following is a brief summary of the significant methods and assumptions used:

             Securities Available for Sale

             The fair value of securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

             Loans

             Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as one-to-four family residential loans, consumer loans and commercial loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

             The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the contractual term of the loans to maturity, taking into consideration certain prepayment assumptions.

             The fair value for significant non-performing loans is based on recent external appraisals and discounted cash flow analyses. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

             Deposit Liabilities

             The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings accounts, NOW accounts and money market accounts, is the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits with similar remaining maturities.

             The fair value  estimates  above do not include  the  benefit  that
             results  from  the  low-cost   funding   provided  by  the  deposit
             liabilities compared to the cost of borrowing funds in the market.

             FHLB Advances and Securities Sold Under Agreements to Repurchase

             The fair value of FHLB advances and securities sold under agreements to repurchase due in 90 days or less, or that reprice in 90 days or less, is estimated to approximate the carrying amounts. The fair value of longer-term FHLB advances and securities sold under agreements to repurchase is estimated by discounting scheduled cash flows based on current rates available to the Company for similar types of borrowing arrangements.

             Other Items

             The following items are considered to have a fair value equal to the carrying value due to the nature of the financial instrument and the period within which it will be settled or repriced: cash and cash equivalents, FHLB stock, accrued interest receivable, advances from borrowers for taxes and insurance, accrued interest payable and due to brokers.

               The carrying values and estimated fair values of financial assets and liabilities as of December 31, 1998 and 1997 were as follows:

                                                                         1998                     1997
                                                                ----------------------   ----------------------
                                                                             Estimated                Estimated
                                                                 Carrying       Fair      Carrying       Fair
                                                                   Value        Value       Value        Value
                                                                ---------    ---------   ---------    ---------
                                                                                (In thousands)
           Financial assets:
               Cash and cash equivalents ....................   $  42,815       42,815      10,259       10,259
               Securities available for sale ................     244,241      244,241     205,808      205,808
               FHLB of New York stock .......................       7,215        7,215       3,291        3,291

               Loans ........................................     425,824      423,163     284,930      280,765
                 Less:  Allowance for loan losses ...........      (4,891)        --        (3,807)        --
                                                                ---------    ---------   ---------    ---------
                         Loans receivable, net ..............     420,933      423,163     281,123      280,765
                                                                =========    =========   =========    =========

               Accrued interest receivable ..................       4,115        4,115       3,734        3,734

          Financial liabilities:
               Deposits:
                    Demand, savings, money market, and NOW
                       accounts .............................     233,408      233,408     149,933      149,933
                    Time deposits ...........................     228,005      230,399     183,332      184,208
               FHLB overnight advances ......................        --           --        12,300       12,300
               FHLB term advances ...........................      21,410       21,419        --           --
               Securities sold under agreements to repurchase     152,400      153,340      99,250       98,706
               Advances from borrowers for taxes and
                    insurance ...............................       2,436        2,436       1,902        1,902
               Accrued interest payable .....................       1,426        1,426         819          819
               Due to brokers ...............................       6,000        6,000        --           --

        Commitments to Extend Credit and Standby Letters of Credit

        The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The Company believes that the carrying value of these off-balance sheet financial instruments equals fair value and the amounts are not significant.

(16)    Regulatory Capital Requirements

        Office of Thrift Supervision (OTS) capital regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1998, the Bank was required to maintain a minimum ratio of tangible capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 3.0% to 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

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

        Management believes that, as of December 31, 1998 and 1997, the Bank met all capital adequacy requirements to which it was subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

        The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1998 and 1997. Although the OTS capital regulations apply at the Bank level only, the Company's consolidated capital amounts and ratios are also presented. The OTS does not have a holding company capital requirement.

                                          1998                1997
                                   -----------------    -----------------
                                   Amount      Ratio    Amount      Ratio
                                   ------      -----    ------      -----
                                           (Dollars in thousands)
          Bank
          ----
          Tangible capital ....   $63,509       8.83%  $49,722       9.88%
          Tier 1 (core) capital    63,509       8.83    49,722       9.88
          Risk-based capital:
            Tier 1 ............    63,509      20.73    49,722      23.42
            Total .............    67,351      21.99    52,390      24.68

          Consolidated
          ------------
          Tangible capital ....    77,600      10.68    61,476      11.99
          Tier 1 (core) capital    77,600      10.68    61,476      11.99
          Risk-based capital:
            Tier 1 ............    77,600      25.17    61,476      28.79
            Total .............    81,442      26.42    64,159      30.04

(17)    Holding Company Financial Information

        The Holding Company's statements of financial condition as of December 31, 1998 and 1997, and the related statements of income and cash flows for the years ended December 31, 1998, 1997 and 1996 are presented below. These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                              Statements of Financial Condition
                                                                  1998     1997
                                                                 ------   ------
                                                                  (In thousands)
                                             Assets

          Cash and cash equivalents .......................... $  3,516    1,046
          Securities available for sale* .....................    6,097    9,400
          Loan receivable from subsidiary ....................    3,036    3,470
          Accrued interest receivable ........................       64      115
          Investment in subsidiary ...........................   71,797   49,467
          Other assets .......................................    1,570      334
                                                                 ------   ------
                    Total assets ............................. $ 86,080   63,832
                                                                 ======   ======

                         Liabilities and Shareholders' Equity

          Liabilities:
               Security sold under agreement to repurchase** . $   --      2,600
               Other liabilities .............................      187       30

          Shareholders' equity ...............................   85,893   61,202
                                                                 ------   ------

                    Total liabilities and shareholders' equity $ 86,080   63,832
                                                                 ======   ======


          * The Holding Company's securities available for sale consisted of U.S. Government agency and mortgage-backed securities with a contractual weighted-average maturity of 9.1 years (2.2 years to call date) and 2.9 years (none callable) at December 31, 1998 and 1997, respectively.

          ** Weighted-average rate at December 31, 1997 was 5.91% with a maturity date of February 20, 1998.

                              Statements of Income
                                                                   1998      1997     1996
                                                                  ------    ------   ------
                                                                       (In thousands)
          Income:
               Dividends from bank subsidiary ................. $  5,000     --        --
               Interest income ................................      649       868    1,128
               Other income ...................................        1      --       --
                                                                  ------    ------   ------
                    Total income ..............................    5,650       868    1,128
                                                                  ------    ------   ------

          Expenses:
               Interest expense ...............................       34       170        2
               Net loss (gain) on securities transactions .....     --         153       (1)
               RRP expense ....................................      371       272     --
               Other expenses .................................      735       221      310
                                                                  ------    ------   ------
                    Total expenses ............................    1,140       816      311
                                                                  ------    ------   ------

          Income before taxes and effect of subsidiary earnings
               and distributions ..............................    4,510        52      817

          Income tax (benefit) expense ........................     (199)       21      328
                                                                  ------    ------   ------

          Income before effect of subsidiary earnings and
               distributions ..................................    4,709        31      489

          Effect of subsidiary earnings and distributions:
                 Distributions in excess of earnings ..........   (3,678)     --       --
                 Equity in undistributed earnings (loss) ......     --       2,729   (4,325)
                                                                  ------    ------   ------
          Net income (loss) ................................... $  1,031     2,760   (3,836)
                                                                  ======    ======   ======

                            Statements of Cash Flows


                                                                                 1998        1997       1996
                                                                               --------    --------    --------
                                                                                          (In thousands)
Increase (decrease) in cash and cash equivalents:
          Cash flows from operating activities:
            Net income (loss) ..............................................   $  1,031       2,760      (3,836)
            Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
                    Distributions in excess of subsidiary earnings .........      3,678        --          --
                    Equity in undistributed (earnings) loss of subsidiary ..       --        (2,729)      4,325
                    Net loss (gain) on securities transactions .............       --           153          (1)
                    RRP expense ............................................        371         272        --
                    Increase in accrued interest receivable and other assets     (1,124)       (274)       (163)
                    Increase (decrease) in other liabilities ...............        157        (341)        371
                                                                               --------    --------    --------
                              Net cash provided by (used in)
                                   operating activities ....................      4,113        (159)        696
                                                                               --------    --------    --------
          Cash flows from investing activities:
            Purchases of securities available for sale .....................     (7,998)    (11,052)    (19,985)
            Proceeds from principal paydowns and maturities of securities
                 available for sale ........................................     11,338       8,159       3,984
            Proceeds from sales of securities available for sale ...........       --         7,515       1,796
            Payments received on loan receivable from subsidiary ...........        434         434         434
            Net cash acquired in acquisition ...............................      2,297        --          --
                                                                               --------    --------    --------
                              Net cash provided by (used in) investing
                                   activities ..............................      6,071       5,056     (13,771)
                                                                               --------    --------    --------
          Cash flows from financing activities:
            Net (decrease) increase in securities sold under agreements to
                 repurchase ................................................     (2,600)       (400)      3,000
            Purchases of treasury stock ....................................     (4,111)     (3,488)    (11,208)
            Exercises of stock options .....................................        130        --          --
            Dividends paid .................................................     (1,133)       (432)       --
                                                                               --------    --------    --------
                              Net cash used in financing activities ........     (7,714)     (4,320)     (8,208)
                                                                               --------    --------    --------
          Net increase (decrease) in cash and cash equivalents .............      2,470         577     (21,283)
          Cash and cash equivalents:
               Beginning of year ...........................................      1,046         469      21,752
                                                                               --------    --------    --------
               End of year .................................................   $  3,516       1,046         469
                                                                               ========    ========    ========

                      CORPORATE AND SHAREHOLDER INFORMATION


Company and Bank Address
11 Division Street
Amsterdam, New York 12010-4303
Telephone:  (518) 842-7200
Fax:        (518) 842-7500


Stock Price Information


     The Company's stock is traded on The Nasdaq National Market System under the symbol "AHCI". The table below shows the range of high and low bid prices of the Company's Common Stock during 1997 and 1998. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                        Dividends
                      High       Low    Per Share
1997 First Quarter   14.875    11.125     $0.00
1997 Second Quarter  16.625    12.500      0.00
1997 Third Quarter   16.500    15.125      0.05
1997 Fourth Quarter  19.750    15.375      0.05

1998 First Quarter   19.375    16.750     $0.06
1998 Second Quarter  20.000    16.500      0.06
1998 Third Quarter   19.250    11.750      0.06
1998 Fourth Quarter  17.750    12.000      0.07

     For information regarding restrictions on dividends, see Note 3 to the Notes to Consolidated Financial Statements.

As of March 29, 1999, the Company had approximately 1,382 shareholders of record and 5,315,463 outstanding shares of Common Stock.


Special Counsel

                  Silver, Freedman & Taff, L.L.P.
                  1100 New York Avenue, N.W.
                  Washington, D.C. 20005-3934
                  Telephone:  (202) 414-6100

Independent Auditors

                  KPMG LLP
                  515 Broadway
                  Albany, NY  12207
                  Telephone:  (518) 427-4600


Investor Relations


Shareholders, investors and analysts interested in additional information may contact:

                  Sandra Hammond, Assistant Vice President
                  Executive Asst./Investor Relations
                  Ambanc Holding Co., Inc.
                  11 Division Street
                  Amsterdam, New York 12010-4303
                  Telephone:  (518) 842-7200
                  Fax:  (518) 842-1688


Annual Report on Form 10-K


     Copies of Ambanc Holding Co., Inc.'s Annual Report for year ended December 31, 1998 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

                  Investor Relations
                  Ambanc Holding Co., Inc.
                  11 Division Street
                  Amsterdam, New York 12010-4303


Annual Meeting


     The annual meeting of shareholders will be held at 10:00 a.m., New York time, on Friday, May 28, 1999 at the Best Western, located at 10 Market Street, Amsterdam, New York.


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

Mohawk Community Bank Offices:

Corporate               11 Division Street
                        Amsterdam, N.Y. 12010
                        (518) 842-7200

Traditional Branches:

11 Division Street, Amsterdam, NY  12010
161 Church Street, Amsterdam, NY 12010
Route 30N, Amsterdam, NY 12010
Route 30 & Maple Avenue, Amsterdam, NY  12010
Riverfront Center, Amsterdam, NY  12010
Grand Union Plaza, Route 50, Ballston Spa, NY  12020
Village Plaza, Clifton Park, NY  12068
19 River Street, Fort Plain, NY  13339
Arterial at Fifth Avenue, Gloversville, NY 12078
5 New Karner Road, Guilderland, NY  12084


Supermarket Branches:

Price Chopper Supermarkets:
Sanford Farms Plaza, Amsterdam, NY  12010
873 New Loudon Rd., Latham, NY 12110
1640 Eastern Parkway, Schenectady, NY 12309
115 Ballston Avenue, Saratoga, NY  12866
Route 50, Saratoga, NY  12866
5631 State Highway 12, Norwich, NY  13815

Hannaford Supermarkets:
235 Fifth Avenue Ext., Gloversville, NY  12078
Route 28, Oneonta, NY  13850

Operations Center       35 East Main Street
                        Amsterdam, N.Y. 12010

DIRECTORS AND OFFICERS


Board of Directors
------------------
(Ambanc Holding Co., Inc. and Mohawk Community Bank)              Year appointed
                                                                  to Bank Board

Lauren T. Barnett, Barnett Agency, Inc., Chairman of the Board          1966
John M. Lisicki, President & Chief Executive Officer                    1998
Paul W. Baker, Retired, Morrison & Putman Music Store                   1963
James J. Bettini, Vice President, Farm Family Insurance                 1998
John J. Daly, Alpin Haus                                                1988
Robert J. Dunning D.D.S., Dentist                                       1972
Lionel H. Fallows, Retired, Lieutenant Colonel                          1981
Dr. Daniel J. Greco, Retired, School Superintendent                     1998
Marvin R.  LeRoy, Jr., Alzheimers Association, Northeastern NY Chapter  1996
Charles S. Pedersen, Independent Manufacturers' Representative          1977
Carl A. Schmidt, Jr., Sofco, Inc.                                       1974
Dr. Ronald S. Tecler, Dentist                                           1998
John A. Tesiero, Jr., Owner, Construction Supply Business               1998
William A. Wilde, Jr., Amsterdam Printing and Litho Corp.               1966
Charles E. Wright, President, WW Custom Clad                            1998


Executive Officers of Ambanc Holding Co., Inc. and Mohawk Community Bank
------------------------------------------------------------------------

John M. Lisicki            President/Chief Executive Officer
James J. Alescio           Sr.Vice President/Treasurer/Chief Financial Officer
Benjamin Ziskin            Sr. Vice President/Sr. Consumer Lending Officer
Thomas Nachod              Sr. Vice President/Sr. Commercial Lending Officer
Robert Kelly               Vice President/General Counsel/Secretary