Form 10-K, Exhibit 13
period 1999-12-31
AMBANC HOLDING CO INC
filed 2000-03-29
CIK 1000301

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

                                                             December 31,
                                        1999        1998         1997         1996        1995
                                     ---------   ---------     ---------    ---------   --------
     Selected Consolidated                                  (In thousands)
     Financial Condition Data:
Total assets .....................   $ 740,672   $ 735,472    $ 510,444    $ 472,421   $ 438,944
Securities available for sale ....     212,145     244,241      205,808      200,539      74,422
Loans receivable, net ............     465,477     420,933      281,123      248,094     249,991
Deposits .........................     450,134     461,413      333,265      298,082     311,239
Borrowed funds ...................     204,905     173,810      111,550      108,780        --
Shareholders' equity .............      75,593      85,893       61,202       61,518      76,015

                                                         Years Ended December 31,
                                         1999        1998        1997         1996        1995
                                      ---------   ---------    ---------    ---------   --------
    Selected Consolidated                    (Dollars in thousands, except per share data)
    Operations Data:
Total interest and dividend income    $48,767     $38,973     $  35,566    $  32,348   $  25,582
Total interest expense ...........     26,319      22,441        19,654       16,435      12,746
                                      -------     -------     ---------    ---------   ---------
Net interest income ..............     22,448      16,532        15,912       15,913      12,836
Provision for loan losses ........        790         900         1,088        9,450       1,522
                                      -------     -------     ---------    ---------   ---------
Net interest income after
 provision for loan losses .......     21,658      15,632        14,824        6,463      11,314
Non-interest income ..............      1,803       1,144         1,819          908       1,512
Non-interest expense..............     16,063      15,075        12,190       13,136      11,383
                                      -------     -------     ---------    ---------   ---------
Income (loss) before taxes .......      7,398       1,701         4,453       (5,765)      1,443
Income tax expense (benefit) .....      3,095         670         1,693       (1,929)        586
                                      -------     -------     ---------    ---------   ---------
Net income (loss) ................    $ 4,303     $ 1,031     $   2,760    ($  3,836)  $     857
                                      =======     =======     =========    =========   =========
Basic earnings (loss) per share* .    $  0.88     $  0.26     $    0.70    ($   0.81)        N/A
                                      =======     =======     =========    =========   =========
Diluted earnings (loss) per share*    $  0.87     $  0.26     $    0.69    ($   0.81)        N/A
                                      =======     =======     =========    =========   =========
Dividend payout ratio ............       38.6%       96.1%         14.3%         N/A         N/A
                                      =======     =======     =========    =========   =========

     *Earnings per share were not calculated for 1995 and prior periods since the Company had no stock outstanding prior to its initial public offering completed on December 26, 1995.

                                                    At or for the years ended December 31,
                                                   1999    1998    1997     1996     1995
                                                   ----    ----    ----     ----     ----
Selected Consolidated Financial
Ratios and Other Data:
Performance Ratios:
Return (loss) on average assets (1) .......        0.59%   0.18%   0.56%   (0.84)%   0.25%
Return (loss) on average equity (1) .......        5.26    1.64    4.52    (5.24)    3.00
Interest rate information:
   Interest rate spread during year .......        2.57    2.32    2.58     2.74     3.36
   Net interest margin during year (2) ....        3.21    3.04    3.36     3.66     3.87
Efficiency ratio (3) ......................       63.79   74.44   69.81    62.50    68.18
Ratio of average earning assets to
   average interest-bearing liabilities ...      117.24  117.28  118.93   124.26   113.31

Asset Quality Ratios:
Non-performing assets to total assets (1) .        0.61    0.45    0.67     1.18     2.72
Non-performing loans to total loans .......        0.89    0.68    1.16     1.94     3.48
Allowance for loan losses to
  non-performing loans ....................      130.86  168.42  117.07    70.47    30.10
Allowance for loan losses to total loans ..        1.17    1.15    1.34     1.37     1.05

Capital Ratios:
Equity to total assets at end of period (1)       10.21   11.68   11.99    13.02    17.32
Average equity to average assets (1) ......       11.29   11.18   12.42    15.95     8.30

Other Data:
Number of full-service offices ............        17      18       12       9        9

(1) Period end and average asset and equity amounts reflect securities available for sale at fair value, with net unrealized gains/losses, net of tax, included as a component of equity.

(2) Net interest income divided by average earning assets.

(3) The efficiency ratio represents other expenses (excluding real estate owned and repossessed assets expenses, net, the amortization of goodwill, and certain non-recurring expenses in 1998 totaling approximately $1.7 million, primarily related to costs associated with the merger, costs asociated with the termination and consulting agreements entered into with the former President and CEO, costs incurred to defend against and settle legal actions initiated by a shareholder, and costs associated with the core system conversion) divided by the sum of net interest income and non-interest income (excluding net gains (losses) on securities transactions).

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Ambanc Holding Co., Inc. ("Ambanc" or the "Company") is a unitary savings and loan holding company. Ambanc was formed as a Delaware Corporation to act as the holding company for the former Amsterdam Savings Bank, FSB (now known as Mohawk Community Bank) upon the completion of Amsterdam Savings Bank's conversion from the mutual to stock form on December 26, 1995 (the "Conversion").

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

The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest and dividend income earned on its assets, primarily loans and securities, and the interest expense on its liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of non-interest expenses, such as employee salaries and benefits, non-interest income, such as fees on deposit-related services, the provision for loan losses, and income taxes.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services. Management's strategy has been to try to achieve a high loan to asset ratio with emphasis on originating traditional one- to four-family residential mortgage and home equity loans in its primary market area. At December 31, 1999, the Bank's loans receivable, net, to assets ratio was 62.8%, up from 57.2% at December 31, 1998. The Bank's portfolio of one- to four-family residential mortgage and home equity loans was 85.2% of total loans at December 31, 1999, compared to 84.3% at December 31, 1998.

Forward-Looking Statements

When used in this Annual Report, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected, including, but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

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

Upon consummation of the merger, each share of AFSALA common stock was converted into the right to receive 1.07 shares of Ambanc common stock. Based on the 1,249,727 shares of AFSALA common stock issued and outstanding immediately prior to the merger, the Company issued 1,337,081 shares of common stock in the merger and paid out 126 fractional shares in cash. Of the 1,337,081 shares issued in the merger, 1,327,086 were issued from the Company's treasury stock and 9,995 were newly-issued shares. In addition, under the merger agreement, the Company assumed unexercised, fully-vested options to purchase 144,118 shares of AFSALA common stock which converted into fully-vested options to purchase 154,203 shares of Ambanc common stock.

The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of AFSALA resulted in approximately $8.0 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. The results of operations of AFSALA have been included in the Company's consolidated statements of income from the date of acquisition. See Note 2 to the consolidated financial statements for further information regarding the acquisition of AFSALA.

Many of the fluctuations noted below, including increases in average balances and certain income and expenses, are the result of AFSALA's operations being included for all of 1999 but for only approximately a month and a half in 1998.

Financial Condition

Comparison of Financial Condition at December 31, 1999 and 1998. Total assets increased by $5.2 million, or 0.7%, to $740.7 million at December 31, 1999 from $735.5 million at December 31, 1998, primarily due to increases in loans receivable, net, Federal Home Loan Bank of New York (FHLB) stock, and other assets of $44.5 million, $1.5 million, and $3.7 million, respectively, offset by decreases in cash and cash equivalents and securities available for sale of $13.2 million and $32.1 million, respectively.

Cash and cash equivalents decreased by $13.2 million, or 30.8%, to $29.6 million at December 31, 1999 from $42.8 million at December 31, 1998 primarily due to a decrease in federal funds sold from $30.2 million at December 31, 1998 to $0 at December 31, 1999, partially offset by an increase in cash and due from banks from $9.2 million at December 31, 1998 to $26.4 million at December 31, 1999. The increase in cash and due from banks is the result of the Company's decision to temporarily increase vault cash in preparation for potential year 2000 liquidity needs of depositors. Vault cash returned to more normal levels in early 2000. Securities available for sale decreased $32.1 million, or 13.1%, to $212.1 million at December 31, 1999 from $244.2 million at December 31, 1998 resulting primarily from the maturities and calls of securities and the reinvestment of the proceeds in the loan portfolio. Loans receivable, net increased $44.5 million from $420.9 million at December 31, 1998, to $465.5 million at December 31, 1999, an increase of 10.6% due to increased loan activity primarily in residential mortgage and home equity loans. The shift in assets from lower-yielding federal funds sold and securities available for sale to higher-yielding loans is consistent with the Company's strategy to attempt to increase its interest rate spread and net interest margin, while limiting its interest rate risk.

FHLB stock increased $1.5 million from $7.2 million at December 31, 1998, to $8.7 million at December 31, 1999, an increase of 21.2% due to purchases of additional stock. In addition, other assets increased $3.7 million, or 111.7%, to $7.0 million at December 31, 1999 due primarily to the deferred tax consequences related to the adjustment of securities available for sale to fair value.

Deposits decreased by $11.3 million, or 2.4%, to $450.1 million at December 31, 1999 from $461.4 million at December 31, 1998 due primarily to the competitive rate environment on time deposits and the Company's use of FHLB borrowings as an alternative funding source. Likewise, securities repurchase agreements decreased $39.7 million, or 26.0%, to $112.7 million at December 31, 1999 from $152.4 million at December 31, 1998, due primarily to the maturity of repurchase agreements and the replacement of the funding with FHLB borrowings. In addition, due to brokers decreased $6.0 million to $0 at December 31, 1999, resulting from the payment of amounts due to brokers from purchases of securities outstanding in January 1999. Offsetting these decreases was an increase in short-term borrowings from the FHLB of $71.2 million. See Note 10 to the consolidated financial statements for further information regarding the Company's borrowings.

Shareholders' equity decreased $10.3 million, or 12.0%, from $85.9 million at December 31, 1998 to $75.6 million at December 31, 1999, due primarily to an increase in treasury stock totaling $7.1 million, and the increase in net unrealized losses on securities available for sale, net of tax, of $6.7 million. In addition, the Company paid cash dividends of $1.8 million. These decreases were partially offset by net income of $4.3 million for the year ended December 31, 1999. Other significant items impacting shareholders' equity during 1999 were the release of ESOP shares, and the continued amortization of the unearned RRP shares.

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

                                                             1999                         1998                      1997
                                                ---------------------------  --------------------------- -------------------------
                                                Average    Interest  Yield/  Average    Interest  Yield/ Average  Interest  Yield/
                                                Balance    Inc./Exp. Rate    Balance    Inc./Exp. Rate   Balance  Inc./Exp.  Rate
                                                -------    --------- ------  -------    --------- ------ -------  --------- ------
Earning assets                                                                 (Dollars in Thousands)
  Loans receivable (1) .......................$ 442,802  $  32,578  7.36%  $ 322,335  $  24,623  7.64% $ 267,726  $  21,011   7.85%
  Securities available for sale (AFS) (2).....  239,439     15,245  6.37%    205,995     13,479  6.54%   194,111     13,957   7.19%
  Federal Home Loan Bank stock ...............    7,402        503  6.80%      5,048        364  7.21%     3,066        204   6.65%
  Federal funds sold and interest-
    bearing deposits .........................    9,319        441  4.73%     10,632        507  4.77%     8,162        394   4.83%
                                                -------     ------           -------     ------          -------     ------
      Total earning assets ...................  698,962     48,767  6.98%    544,010     38,973  7.16%   473,065     35,566   7.52%
                                                -------     ------           -------     ------          -------     ------
Allowance for loan losses ....................   (5,314)                      (4,220)                     (3,846)
Unrealized gain/(loss) on AFS securities .....   (3,176)                         225                        (884)
Other assets .................................   33,970                       21,191                      23,271
                                                -------                      -------                   ---------
Total average assets .........................$ 724,442                    $ 561,206                   $ 491,606
                                              =========                    =========                   =========
Interest-bearing liabilities
  Savings deposits ...........................$ 137,506      4,001  2.91%  $ 103,513      3,119  3.01%  $ 99,389    $ 3,016   3.03%
  NOW  deposits ..............................   36,703        567  1.54%     25,410        549  2.16%    19,990        543   2.72%
  Certificates of deposit ....................  223,551     11,242  5.03%    176,136      9,882  5.61%   172,319      9,882   5.73%
  Money market accounts ......................   24,628        945  3.84%      8,481        272  3.21%     7,159        204   2.85%
  Borrowed funds .............................  173,803      9,564  5.50%    150,335      8,619  5.73%    98,927      6,009   6.07%
                                                -------     ------           -------     ------          -------     ------
      Total interest-bearing liabilities .....  596,191     26,319  4.41%    463,875     22,441  4.84%   397,784     19,654   4.94%
                                                -------     ------           -------     ------          -------     ------
Other liabilities ............................   46,458                       34,590                      32,757
                                                -------                      -------                      ------
Total liabilities ............................  642,649                      498,465                     430,541
Shareholders' equity .........................   81,793                       62,741                      61,065
                                                -------                      -------                      ------
Total average liabilities & equity ...........$ 724,442                    $ 561,206                   $ 491,606
                                              =========                    =========                   =========
    Net interest income ......................           $  22,448                    $  16,532                    $ 15,912
                                                           =======                      =======                     =======
    Interest rate spread .....................                      2.57%                        2.32%                        2.58%
                                                                   ======                       ======                       ======
    Net earning assets ....................... $ 102,771                   $  80,135                  $  75,281
                                               =========                    =========                  =========
    Net interest margin ......................                      3.21%                        3.04%                        3.36%
                                                                   ======                       ======                       ======
    Average earning assets/Average
      interest-bearing liabilities ...........    117.24%                     117.28%                    118.93%
                                               ==========                  ==========                 ==========

(1) Calculated net of deferred loan fees and costs, loan discounts and loans in process.
(2) Securities available for sale exclude securities pending settlement.

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

                                           ----------------------------------------------------------------------
                                                          1999 vs. 1998                        1998 vs. 1997
                                           ---------------------------------    ---------------------------------
                                                   Increase                             Increase
                                                  (Decrease)                           (Decrease)
                                                    Due to           Total               Due to           Total
                                              -----------------     Increase       -----------------     Increase
                                              Volume       Rate    (Decrease)      Volume       Rate    (Decrease
                                           ----------   -------    ---------   -----------   -------    ---------
Earning Assets                                                          (In thousands)
  Loans receivable .....................   $ 8,826     $  (871)    $  7,955     $ 4,154     $  (542)    $  3,612
  Securities available for sale ........     2,118        (352)       1,766       1,018      (1,496)        (478)
  Federal Home Loan Bank stock .........       159         (20)         139         142          18          160
  Federal funds sold and interest-
    bearing deposits ...................       (61)         (5)         (66)        118          (5)         113
                                           -------      -------     -------     -------      -------     -------
      Total earning assets .............    11,042      (1,248)       9,794       5,432      (2,025)       3,407
                                           -------      -------     -------     -------      -------     -------

Interest-Bearing Liabilities
  Savings deposits .....................       985        (103)         882         124         (21)         103
  NOW  deposits ........................        50         (32)          18          24         (18)           6
  Certificates of deposit ..............     2,212        (852)       1,360         216        (216)          --
  Money market accounts ................       610          63          673          40          28           68
  Borrowed funds .......................     1,273        (328)         945       2,926        (316)       2,610
                                           -------      -------     -------     -------      -------     -------
      Total interest-bearing liabilities   $ 5,130     $(1,252)     $ 3,878     $ 3,330      $ (543)     $ 2,787
                                           -------      -------     -------     -------      -------     -------

    Net interest income ................   $ 5,912     $     4      $ 5,916     $ 2,102     $(1,482)     $   620
                                           =======     ========     =======     =======      =======     =======

Comparison of Operating Results for the Years Ended December 31, 1999 and 1998.

Net Income. Net income increased by $3.3 million for the year ended December 31, 1999 to $4.3 million from $1.0 million for the year ended December 31, 1998. Net income for the year ended December 31, 1999 increased primarily as a result of increased net interest income and non-interest income, offset in part by an increase in non-interest expenses and income tax expense. These and other changes are discussed in more detail below.

Net Interest Income. Net interest income increased $5.9 million, or 35.8%, to $22.4 million for the year ended December 31, 1999 from $16.5 million for the year ended December 31, 1998. The increase in net interest income was primarily due to an increase of $155.0 million, or 28.5%, in the average balance of earning assets (primarily due to the acquisition of AFSALA), in addition to an increase in the interest rate spread from 2.32% for the year ended December 31, 1998 to 2.57% for the year ended December 31, 1999. This was offset by an increase in the average balance of interest-bearing liabilities of $132.3 million (primarily due to the acquisition of AFSALA), or 28.5%.

Earning assets primarily consist of loans receivable, securities available for sale, federal funds sold, FHLB of New York stock, and interest-bearing deposits. Interest-bearing liabilities primarily consist of interest-bearing deposits, FHLB advances and securities repurchase agreements.

The interest rate spread, which is the difference between the yield on average earning assets and the cost of average interest-bearing liabilities, increased to 2.57% for the year ended December 31, 1999, from 2.32% for the year ended December 31, 1998. Likewise, the net interest margin increased from 3.04% in 1998 to 3.21% in 1999. The increase in the interest rate spread and net interest margin from 1998 to 1999 was due primarily to three factors. First, during 1999 the Company redeployed assets from lower-yielding federal funds sold and securities available for sale to the higher-yielding loan portfolio. Second, the average cost of the Company's interest-bearing deposits decreased from 4.40% in 1998 to 3.97% in 1999. This was due primarily to a decrease in the average rate paid on time deposits, which decreased from 5.61% in 1998 to 5.03% in 1999. Third, the average cost of the Company's borrowed funds decreased from 5.73% in 1998 to 5.50% for 1999. However, many of the Company's securities repurchase agreements contain call features. If these repurchase agreements are called (which is likely if interest rates continue to increase) and the Company cannot replace the funding at a similar or lower interest rate, the interest rate spread and net interest margin are likely to decrease. For further information regarding the Company's borrowings, see Note 10 to the consolidated financial statements.

The Company operates in an environment of intense competition for deposits and loans. The competition in today's environment is not limited to other local banks and thrifts, but also includes a myriad of financial services providers that are located both within and outside the Company's local market area. Due to this heightened level of competition to attract and retain customers, the Company must continue to offer competitive interest rates on loans and deposits. As a consequence of these competitive pressures, from time-to-time, the relative spreads between interest rates earned and interest rates paid will tighten, exerting downward pressure on net interest income, the interest rate spread and the net interest margin. This is especially true during periods when the growth in earning assets lags behind the growth in interest-bearing liabilities. However, management does not want to discourage, by offering noncompetitive interest rates, the creation of new customer relationships or jeopardize existing relationships thereby curtailing the Company's customer base and loan growth and the attendant benefits to be derived from them. Management believes that the longer-term benefits to be derived from this position will outweigh the shorter-term costs associated with attracting, cross-selling and retaining an expanding customer base. The Company's growing customer base provides Ambanc with the potential for future, profitable customer relationships, which should in turn increase the value of the franchise.

Interest and Dividend Income. Interest and dividend income increased by approximately $9.8 million, or 25.1%, to $48.8 million for the year ended December 31, 1999 from $39.0 million for the year ended December 31, 1998. The increase was largely the result of an increase of $155.0 million, or 28.5%, in the average balance of earning assets to $699.0 million for the year ended December 31, 1999 as compared to $544.0 million for the year ended December 31, 1998. The increase in the average balance of earning assets consisted primarily of increases in the average balance of loans receivable of $120.5 million, or 37.4%, securities available for sale of $33.4 million, or 16.2%, and FHLB stock of $2.4 million, or 46.6 %, offset in part by a decrease in federal funds sold and interest-bearing deposits of $1.3 million, or 12.3%. Offsetting the effects of the increase in the average balance of earning assets was an 18 basis point decrease in the average yield on total earning assets. The yield on the average balance of earning assets was 6.98% and 7.16% for the years ended December 31, 1999 and 1998, respectively.

Interest and fees on loans increased $8.0 million, or 32.3%, to $32.6 million for the year ended December 31, 1999. This increase was primarily the result of an increase in the average balance of net loans receivable of $120.5 million offset in part by a 28 basis point decrease in the average yield. The reduction in the average yield is the result of the decline in market interest rates during 1998 and the first half of 1999 which provided opportunity for borrowers to refinance their existing loans at lower rates. For further information regarding changes in market interest rates and its impact on the interest rate spread and net interest margin, please refer to "Market Risk".

Interest income on securities available for sale increased $1.8 million, or 13.1%, to $15.2 million for the year ended December 31, 1999 from $13.5 million for the previous year. This increase is primarily the result of an increase in the average balance of securities available for sale of $33.4 million offset in part by a 17 basis point decrease in the average yield on these securities.

Interest Expense. Total interest expense increased by $3.9 million, or 17.3%, to $26.3 million for the year ended December 31, 1999 from $22.4 million for the year ended December 31. 1998. Total average interest-bearing liabilities increased by $132.3 million, or 28.5%, to $596.2 million in 1999 compared to $463.9 million in 1998. During the same periods, the average rate paid on interest-bearing liabilities decreased by 43 basis points to 4.41% from 4.84%.

     Total interest expense for the year ended December 31, 1999 increased primarily due to an increase in the interest expense relative to savings, time deposits, and money market accounts as a result of increases in the average balances on these deposit accounts as a result of the acquisition of AFSALA. Offsetting these increases was a decline in the average rates paid on savings, NOW, and time deposit accounts. This decrease was due primarily from offering lower interest rates paid on these deposit products. Also contributing to the increased total interest expense was an increase in the average balance of total borrowed funds from $150.3 million in 1998 to $173.8 million in 1999, partially offset by a decrease of 23 basis points, to 5.50%, in the average rate paid for these funds during the year.

Provision for Loan Losses. The Company's provision for loan losses is based upon management's analysis of the adequacy of the allowance for loan losses. The allowance is increased by a charge to the provision for loan losses, the amount of which depends upon an analysis of the changing risks inherent in the loan portfolio. Management determines the adequacy of the allowance for loan losses based upon its analysis of risk factors in the loan portfolio. This analysis includes evaluation of credit risk, historical loss experience, current economic conditions, estimated fair value of underlying collateral, delinquencies, and other factors. The provision for loan losses for the year ended December 31, 1999 decreased $110 thousand to $790 thousand from $900 thousand for the year ended December 31, 1998. The decrease in the provision was due primarily to the decrease in net charge-offs, partially offset by the impact of an increase in non-performing loans, as well as the overall growth in the loan portfolio.

Non-Interest Income. Total non-interest income increased by $659 thousand to $1.8 million for the year ended December 31, 1999 from $1.1 million for the year ended December 31, 1998, an increase of 57.6%. An increase in service charges on deposit accounts of $364 thousand attributable to the restructuring of service charges on certain deposit products, in addition to an increase in the number of deposit accounts due to the acquisition of AFSALA, along with net losses on securities transactions recorded during 1998 of $165 thousand, are the primary reasons for the increase from the previous year. Also, included in other non-interest income during 1999 was approximately $70 thousand representing interest received on IRS tax refunds as well as a $20 thousand gain on the sale of assets which were fully depreciated.

Non-Interest Expenses. Non-interest expenses increased $988 thousand, or 6.6%, to $16.1 million for the year ended December 31, 1999 from $15.1 million for the year ended December 31, 1998. Non-interest expenses were impacted by increased salaries, wages and benefits primarily due to the additional AFSALA branches acquired, and the amortization of goodwill as a result of the acquisition of AFSALA. Also impacting non-interest expenses were the acceleration of depreciation and amortization of equipment and leasehold improvements due to the closing of a branch, and costs associated with the relocation of a branch. These and other changes are discussed in more detail below.

Salaries, wages and benefits expense increased by $1.6 million, or 25.0%, from the previous year due primarily to increased costs as a result of the acquisition of AFSALA, the opening of a new branch in February 1999, as well as general cost of living and merit raises to employees. Management believes that salaries, wages and benefits expenses may fluctuate in future periods as costs related to the Company's ESOP are dependent on the Company's average stock price. The expense related to the ESOP for 1999 was $73 thousand lower than 1998 due to the lower stock price in 1999 relative to 1998.

Also impacting non-interest expenses during 1998 were $608 thousand of expenses incurred in connection with the termination and consulting agreements entered into with the Company's former President and CEO, and severance packages for three former officers. There were no such expenses in 1999.

Occupancy and equipment increased $498 thousand, or 27.5%, to $2.3 million for the year ended December 31, 1999, from $1.8 million in 1998 primarily due to increased rent and maintenance expense resulting from the opening of a new branch in February 1999 and the four additional AFSALA branches acquired. Also contributing to this increase was the acceleration of depreciation and amortization of equipment and leasehold improvements on a branch being closed as a result of the acquisition of AFSALA, as well as costs associated with the relocation of a branch during the third quarter of 1999.

Data processing decreased $328 thousand, or 19.4%, primarily due to non-recurring expenses incurred during the fourth quarter of 1998 related to contract terminations associated with the core system (loans and deposits) conversion.

Professional fees decreased $199 thousand, or 27.1%, from 1998 to 1999 due primarily to $219 thousand in legal expenses incurred by the Company during 1998 to defend against litigation initiated by a shareholder. However, during the fourth quarter of 1999, the Company incurred professional fees in the amount of $124 thousand in connection with the Company's response to inquires from, and preliminary discussions with, third parties regarding possible business combinations with the Company. These discussions were terminated by the parties in the fourth quarter without reaching any agreements.

Non-interest expenses for 1999 included the amortization of goodwill totaling approximately $533 thousand for a full year, up from $67 thousand in 1998 for the month and a half after the acquisition. As noted previously, goodwill is being amortized to expense over fifteen years using the straight-line method.

Other non-interest expense decreased $444 thousand, or 12.1%, to $3.2 million for the year ended December 31, 1999, from $3.7 million for the year ended December 31, 1998. This decrease was primarily due to merger-related expenses incurred during the fourth quarter of 1998, in addition to expenses related to the settlement of a shareholder action and a one-time charge related to significantly modifying repurchase agreements incurred during the third quarter of 1998.

Income Tax Expense. Income tax expense increased by $2.4 million to $3.1 million for the year ended December 31, 1999 from $670 thousand for the year ended December 31, 1998. The increase was primarily the result of the increase in income before income taxes, as well as the impact of the non-deductible goodwill amortization.

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

The interest rate spread decreased to 2.32% for the year ended December 31, 1998 from 2.58% for the year ended December 31, 1997. The decrease in the interest rate spread was primarily the result of the decrease in the average yield on earning assets being greater than the decrease in the average cost of interest-bearing liabilities.

Interest and Dividend Income. Interest and dividend income increased by approximately $3.4 million, or 9.6%, to $39.0 million for the year ended December 31, 1998 from $35.6 million for the year ended December 31, 1997. The increase was largely the result of an increase of $70.9 million, or 15.0%, in the average balance of earning assets to $544.0 million for the year ended December 31, 1998 as compared to $473.1 million for the year ended December 31, 1997. The increase in the average balance of earning assets consisted primarily of increases in the average balance of loans receivable of $54.6 million, or 20.4%, securities available for sale of $11.9 million, or 6.1%, FHLB of New York stock of $2.0 million, or 64.6 %, and federal funds sold and interest-bearing deposits of $2.5 million, or 30.3%. Partially offsetting the effects of the increase in the average balance of earning assets was a 36 basis point decrease in the average yield on total earning assets.

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

Interest Expense. Total interest expense increased by $2.8 million, or 14.2%, to $22.4 million for the year ended December 31, 1998 from $19.7 million for the year ended December 31. 1997. Total average interest-bearing liabilities increased by $66.1 million, or 16.6%, to $463.9 million in 1998 compared to $397.8 million in 1997. During the same periods, the average rate paid on interest-bearing liabilities decreased by 10 basis points to 4.84% from 4.94% in 1997.

Total interest expense for the year ended December 31, 1998 increased primarily due to an increase in the average balance of total borrowed funds to $150.3 million from $98.9 million, partially offset by a decrease of 34 basis points, to 5.73%, in the average rate paid for these funds during the year. The increase in the average balance of borrowed funds was used primarily to fund the increase in loans, including the purchase of $31.9 million in residential real estate loans.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1998 decreased $188 thousand to $900 thousand from $1.1 million for the year ended December 31, 1997. The decrease in the provision was due primarily to the decrease in non-performing loans during the year from $3.3 million at December 31, 1997, to $2.9 million at December 31, 1998, a decrease of 10.9%.

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

Asset Quality

The Bank's loan portfolio consists primarily of one-to four-family residential mortgages and home equity loans which as a percentage of the Bank's total loan portfolio were 85.2% at December 31, 1999. This percentage has grown from 84.3% and 77.6% at December 31, 1998 and 1997, respectively. During 1999, the Bank also began to re-emphasize commercial lending. Commercial loans, in nature, tend to be of a shorter term than one-to-four family residential mortgages. In addition, the interest rate charged on these loans generally adjusts within a period of five years or less. The growth in commercial loans should improve the interest rate risk position of the Bank. The commercial and multi-family real estate portfolio increased $4.1 million to $31.8 million at December 31, 1999 from $27.7 million at December 31, 1998, an increase of 14.9%.

The Bank's non-performing assets consist of non-accruing loans, accruing loans delinquent more than 90 days, troubled debt restructurings and foreclosed and repossessed assets. Total non- performing assets at December 31, 1999 were $4.5 million, or 0.61% of total assets, compared with $3.3 million and $3.4 million at December 31, 1998 and 1997, respectively. The increase in total non-performing assets was due to a $1.3 million increase in total non-performing loans. Total non-performing loans increased to $4.2 million at December 31, 1999 from $2.9 million at December 31, 1998. This increase was due to increases in non-accruing loans and accruing loans delinquent more than 90 days. Non-accruing loans and accruing loans delinquent more than 90 days increased $966 thousand and $488 thousand, to $2.6 million and $1.1 million, respectively, at December 31, 1999. The Bank's ratio of non-performing loans to total loans and allowance for loan losses to non-performing loans were 0.89% and 130.9%, respectively, at December 31, 1999.

Market Risk

Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Company's business activities.

The Company does not currently engage in trading activities or use derivative instruments, such as caps, collars or floors, to manage interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

The Bank's net interest income is sensitive to changes in interest rates, as the rates paid on its interest-bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

To mitigate the impact of changing interest rates on its net interest income, the Bank manages its interest rate sensitivity and asset/liability products through its asset/liability management committee. The asset/liability management committee meets weekly to determine the rates of interest for loans and deposits and consists of the President and Chief Executive Officer, the Senior Vice President and Chief Commercial Lending Officer, the Senior Vice President and Chief Consumer Lending Officer, and the Treasurer and Chief Financial Officer. Rates on deposits are primarily based on the Bank's needs for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market areas, as well as the Bank's cost of funds.

The committee manages the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The committee then monitors the impact on interest rate risk and the earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth, and capital adequacy. The Bank's principal strategy is to reduce the interest rate sensitivity of its interest-earning assets and to match, as closely as possible, the maturities of interest-earning assets with interest-bearing liabilities.

The Bank is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis or at a different pace than its interest-earning assets. Management of the Bank believes it is important to manage the effect interest rates have on the Bank's net portfolio value ("NPV") and net interest income. NPV helps measure interest rate risk by calculating the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

Presented below is an analysis of the Bank's interest rate risk as calculated by the OTS as of December 31, 1999, measured by changes in the Bank's NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points increments, up and down 300 basis points.

                                                              NPV as % of PV
                           Net Portfolio Value                  of Assets
                      ----------------------------------    ------------------

       Change                                                NPV
      in Rates        $Amount    $Change(1)    %Change(2)   Ratio(3) Change(4)
      --------        -------    ----------    ----------   -------- ---------

                           (Dollars in thousands)

        +300 bp       19,534     (52,501)         (73)%         2.91%  -693 bp
        +200 bp       36,655     (35,380)         (49)          5.31   -454 bp
        +100 bp       63,278     (12,638)         (24)          7.66   -219 bp
           0 bp       72,035                                    9.85
        -100 bp       87,416      15,381           21          11.65   181 bp
        -200 bp      100,062      28,025           39          13.06   322 bp
        -300 bp      112,221      40,186           56          14.36   452 bp

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

The experience of the Bank has been that net interest income declines with increases in interest rates and that net interest income increases with decreases in interest rates. Generally, during periods of increasing interest rates, the Bank's interest rate sensitive liabilities would re-price faster than its interest rate sensitive assets causing a decline in the Bank's interest rate spread and net interest margin. This would result from an increase in the Bank's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on earning assets would tend to reduce net interest income. This trend is evident in 1999 when interest rates generally began to increase during the second half of the year. This increase in interest rates caused a decline in the net interest margin from 3.36% for the quarter ended September 30, 1999, to 3.19% for the quarter ended December 31, 1999. If interest rates continue to increase, management expects the net interest margin to decline.

Liquidity and Capital Resources

The Bank is required by OTS regulations to maintain, for each calendar month, a daily average balance of cash and eligible liquid investments of not less than 4% of the average daily balance of its net withdrawable savings and borrowings (due in one year or less) during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10%. The Bank's average liquidity ratio was 28.36% and 31.97% at December 31, 1999 and 1998, respectively.

The Company's sources of liquidity include cash flows from operations, principal and interest payments on loans, mortgage-backed securities and collateralized mortgage obligations, maturities of securities, deposit inflows, borrowings from the FHLB of New York and proceeds from the sale of securities sold under agreements to repurchase.

While maturities and scheduled amortization of loans and securities are, in general, a predictable source of funds, deposit flows and prepayments on loans and securities are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in overnight deposits which provide liquidity to meet lending requirements.

In addition to deposit growth, the Company borrows funds from the FHLB of New York or may utilize other types of borrowed funds to supplement its cash flows. At December 31, 1999 and 1998, the Company had $92.2 and $21.4 million, respectively, in outstanding borrowings from the FHLB and $112.7 million and $152.4 million, respectively, in securities repurchase agreements, the vast majority of which are also with the FHLB. See note 10 to the consolidated financial statements for further information regarding the Company's borrowings.

As of December 31, 1999 and 1998, the Company had $212.1 million and $244.2 million, respectively, of securities classified as available for sale. The liquidity of the securities available for sale portfolio provides the Company with additional potential cash flows to meet loan growth and deposit flows.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds.

The Bank is subject to federal regulations that impose certain minimum capital requirements. At December 31, 1999, the Bank's capital exceeded each of the regulatory capital requirements of the OTS. The Bank is "well capitalized" at December 31, 1999 according to regulatory definition. At December 31, 1999, the Bank's tangible and core capital levels were both $67.8 million (9.18% of total adjusted assets) and its total risk-based capital level was $72.1 million (20.8% of total risk-weighted assets). The minimum regulatory capital ratio requirements of the Bank are 1.5% for tangible capital, 4.0% for core capital, and 8.0% for total risk-based capital. See note 16 to the consolidated financial statements for further information regarding the Bank's regulatory capital requirements.

The Board of Directors previously authorized the repurchase of up to 10% of the Company's common stock, or approximately 543,000 shares. During 1999, the Company repurchased 459,000 shares of the Company's common stock in open-market transactions at a total cost of $7.4 million.

Year 2000

The Year 2000 issue confronting the Company centered on the inability of some computer systems to properly recognize the year 2000. The Company formulated a plan to address the Year 2000 issue. Since the inception of the Year 2000 project, the costs incurred by the Company to address year 2000 compliance totaled approximately $181 thousand, of which $135 thousand were hardware and software upgrades which were capitalized and will be depreciated or amortized over their estimated useful lives of three to five years. The Company has experienced no material operational or financial problems relating to year 2000 compliance. The Company continues to monitor its systems for any latent year 2000 compliance problems but does not expect any material problems or costs.

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

Recent Accounting Pronouncement

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As amended, this Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management is currently evaluating what impact, if any, this Statement will have on the Company's consolidated financial statements.


Unaudited Consolidated Quarterly Financial Information
                                                                1999                                        1998
                                           -----------------------------------------   -----------------------------------------
                                              3/31       6/30      9/30       12/31       3/31       6/30      9/30       12/31
                                           --------   --------   --------   --------   --------   --------   --------   --------
                                                              (In thousands, except share and per share data)
Interest and Dividend Income .......       $11,964    $11,957    $12,334    $12,512     $9,009     $9,095     $9,955    $10,914

Net Interest Income ................         5,393      5,506      5,892      5,657      3,862      3,848      4,085      4,737

Provision for Loan Losses ..........           255        240        175        120        225        225        225        225

Income (Loss) Before Taxes .........         1,816      1,868      2,200      1,514        808        169        779       ( 55)

Net Income .........................         1,035      1,092      1,257        919        446         97        478         10

Earnings per share - Basic .........          0.21       0.22       0.26       0.20       0.12       0.03       0.13       0.00
Earnings per share - Diluted .......          0.20       0.22       0.26       0.19       0.11       0.03       0.13       0.00

Average Shares Outstanding - Basic .     5,009,031  4,993,494  4,838,482  4,673,154  3,828,636  3,759,045  3,701,018  4,371,881
Average Shares Outstanding - Diluted     5,060,835  5,058,050  4,894,297  4,731,445  3,927,904  3,861,896  3,745,764  4,417,751

                          Independent Auditors' Report

The Board of Directors
Ambanc Holding Co., Inc.:

We have audited the accompanying consolidated statements of financial condition of Ambanc Holding Co., Inc. and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambanc Holding Co., Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                  /s/ KPMG LLP

Albany, New York
February 16, 2000

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                                                                     December 31,
                                                                   1999         1998
                                                                ---------    ---------
                                                                    (In thousands)
    Assets
Cash and due from banks .....................................   $  26,380        9,225
Interest-bearing deposits ...................................       3,231        3,390
Federal funds sold ..........................................          --       30,200
                                                                ---------    ---------
     Cash and cash equivalents ..............................      29,611       42,815
Securities available for sale, at fair value ................     212,145      244,241
Federal Home Loan Bank of New York stock, at cost ...........       8,748        7,215
Loans receivable, net .......................................     465,477      420,933
Accrued interest receivable .................................       4,411        4,115
Premises and equipment, net .................................       5,593        4,537
Real estate owned and repossessed assets ....................         322          399
Goodwill ....................................................       7,390        7,923
Other assets ................................................       6,975        3,294
                                                                ---------    ---------
     Total assets ...........................................   $ 740,672      735,472
                                                                =========    =========
    Liabilities and Shareholders' Equity
Liabilities:
 Deposits ...................................................     450,134      461,413
 Federal Home Loan Bank short-term borrowings ...............      71,200           --
 Federal Home Loan Bank long-term advances ..................      20,965       21,410
 Securities sold under agreements to repurchase .............     112,740      152,400
 Advances from borrowers for taxes and insurance ............       3,641        2,436
 Accrued interest payable ...................................       1,508        1,426
 Accrued expenses and other liabilities .....................       4,891        4,494
 Due to brokers .............................................          --        6,000
                                                                ---------    ---------
     Total liabilities ......................................     665,079      649,579
                                                                ---------    ---------
Commitments and contingent liabilities (note 14)

Shareholders' equity:
 Preferred stock $.01 par value. Authorized 5,000,000 shares;
   none issued at December 31, 1999 and 1998 ................          --           --
 Common stock $.01 par value.  Authorized 15,000,000 shares;
   5,432,245 shares issued at December 31, 1999 and 1998 ....          54           54
 Additional paid-in capital .................................      63,314       63,019
 Retained earnings, substantially restricted ................      28,879       26,356
 Treasury stock, at cost (465,155 shares at December 31, 1999
   and 23,908 shares at December 31, 1998 ...................      (7,486)        (329)
 Unallocated common stock held by ESOP ......................      (2,353)      (2,818)
 'Unearned RRP shares .......................................        (443)        (759)
 Accumulated other comprehensive (loss) income ..............      (6,372)         370
                                                                ---------    ---------
     Total shareholders' equity .............................      75,593       85,893
                                                                ---------    ---------
     Total liabilities and shareholders' equity .............   $ 740,672      735,472
                                                                =========    =========
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                        Consolidated Statements of Income

                                                             Years ended December 31,
                                                            1999       1998      1997
                                                           -------   -------    -------
                                                   (In thousands, except per share amounts)
Interest and dividend income:
 Loans receivable ......................................   $32,578    24,623     21,011
 Securities available for sale .........................    15,245    13,479     13,957
 Federal funds sold and interest-bearing deposits ......       441       507        394
 Federal Home Loan Bank stock ..........................       503       364        204
                                                           -------   -------    -------
     Total interest and dividend income ................    48,767    38,973     35,566
                                                           -------   -------    -------
Interest expense:
 Deposits ..............................................    16,755    13,822     13,645
 Borrowings ............................................     9,564     8,619      6,009
                                                           -------   -------    -------
     Total interest expense ............................    26,319    22,441     19,654
                                                           -------   -------    -------
     Net interest income ...............................    22,448    16,532     15,912
Provision for loan losses ..............................       790       900      1,088
                                                           -------   -------    -------
     Net interest income after provision for loan losses    21,658    15,632     14,824
                                                           -------   -------    -------
Non-interest income:
 Service charges on deposit accounts ...................     1,376     1,012        786
 Net (losses) gains on securities transactions .........        --      (165)       775
 Other .................................................       427       297        258
                                                           -------   -------    -------
     Total non-interest income .........................     1,803     1,144      1,819
                                                           -------   -------    -------
Non-interest expenses:
 Salaries, wages and benefits ..........................     8,027     6,423      6,113
 Non-recurring termination benefits ....................        --       608         --
 Occupancy and equipment ...............................     2,307     1,809      1,539
 Data processing .......................................     1,360     1,688      1,168
 Real estate owned and repossessed assets expenses, net         60        61        355
 Professional fees .....................................       536       735        429
 Amortization of goodwill ..............................       533        67         --
 Other .................................................     3,240     3,684      2,586
                                                           -------   -------    -------
     Total non-interest expenses .......................    16,063    15,075     12,190
                                                           -------   -------    -------
Income before taxes ....................................     7,398     1,701      4,453
Income tax expense .....................................     3,095       670      1,693
                                                           -------   -------    -------
     Net income ........................................   $ 4,303     1,031      2,760
                                                           =======   =======    =======
Basic earnings per share ...............................   $  0.88      0.26       0.70
                                                           =======   =======    =======
Diluted earnings per share .............................   $  0.87      0.26       0.69
                                                           =======   =======    =======
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
        Consolidated Statements of Changes in Shareholders' Equity Years
                     ended December 31, 1999, 1998 and 1997
                 (In thousands, except share and per share data)
                                                                    Additional
                                                           Common    paid-in   Retained   Treasury
                                                           stock     capital   earnings    stock
                                                          -------  ----------  --------   --------
Balance at December 31, 1996 ..........................   $    54    52,128     24,436    (11,208)
Comprehensive income:
 Net income ...........................................        --        --      2,760         --
 Other comprehensive loss, net of tax:
   Unrealized net holding gains on securities available
     for sale arising during the year (pre-tax $452)
   Reclassification adjustment for net gains realized
     in net income during the year (pre-tax $775)
 Other comprehensive loss .............................        --        --         --         --
      Comprehensive income
Purchase of treasury shares (216,890 shares) ..........        --        --         --     (3,488)
Release of ESOP shares (50,561 shares) ................        --       257         --         --
Issuance of RRP shares (131,285 shares) ...............        --        --       (306)     2,111
RRP shares vested .....................................        --        --         --         --
Cash dividends - $0.10 per share ......................        --        --       (432)        --
                                                           -------  ----------  --------   --------
Balance at December 31, 1997 ..........................        54    52,385     26,458    (12,585)
Comprehensive income:
 Net income ...........................................        --        --      1,031         --
 Other comprehensive loss, net of tax:
   Unrealized net holding gains on securities available
     for sale arising during the year (pre-tax $908)
   Reclassification adjustment for net gains realized
     in net income during the year (pre-tax $165)
 Other comprehensive income ...........................        --        --         --         --
      Comprehensive income
Purchase of treasury shares (215,320 shares) ..........        --        --         --     (4,111)
Release of ESOP shares (48,498 shares) ................        --       331         --         --
RRP shares vested .....................................        --        --         --         --
Tax benefit related to RRP shares earned ..............        --        76         --         --
RRP shares forfeited (29,331 shares) ..................        --        --         --       (403)
Exercises of stock options (9,489 shares) .............        --         5         --        125
Acquisition of AFSALA Bancorp, Inc. (see note 2).......        --    10,222         --     16,645
Cash dividends - $0.25 per share ......................        --        --     (1,133)        --
                                                          -------  ----------  --------   --------
Balance at December 31, 1998 ..........................        54    63,019     26,356       (329)
Comprehensive loss:
 Net income ...........................................        --        --      4,303         --
 Other comprehensive loss, net of tax:
   Unrealized net holding losses on securities available
     for sale arising during the year (pre-tax $11,237)        --        --         --         --
      Comprehensive loss
Purchase of treasury shares (459,000 shares) ..........        --        --         --     (7,438)
Release of ESOP shares (46,434 shares) ................        --       279         --         --
Issuance of RRP shares (7,586 shares) .................        --        --         (4)       121
RRP shares vested .....................................        --        --         --         --
Tax benefit related to RRP shares earned ..............        --        21         --         --
Exercises of stock options (10,167 shares) ............        --        (5)       (16)       160
Cash dividends - $0.34 per share ......................        --        --     (1,760)        --
                                                          -------  ----------  --------   --------
Balance at December 31, 1999 ..........................   $    54    63,314     28,879     (7,486)
                                                          =======  ==========  ========   ========
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
     Consolidated Statements of Changes in Shareholders' Equity (continued)
                  Years ended December 31, 1999, 1998 and 1997
                (In thousands, except share and per share data)

                                                       Unallocated             Accumulated
                                                       common stock   Unearned    other
                                                         held by         RRP  comprehensive          Comprehensive
                                                           ESOP        shares (loss) income  Total   income (loss)
                                                       -----------  ---------- ------------ -------- -------------
Balance at December 31, 1996 ..........................   $(3,812)        --        (80)     61,518
Comprehensive income:
 Net income ...........................................        --         --         --       2,760 $      2,760
 Other comprehensive loss, net of tax:
   Unrealized net holding gains on securities available
     for sale arising during the year (pre-tax $452) ..                                                      271
   Reclassification adjustment for net gains realized
     in net income during the year (pre-tax $775) .....                                                     (465)
                                                                                                         -------
 Other comprehensive loss .............................        --         --       (194)       (194)        (194)
                                                                                                         -------
      Comprehensive income ............................                                             $      2,566
                                                                                                         =======
Purchase of treasury shares (216,890 shares) ..........        --         --         --      (3,488)
Release of ESOP shares (50,561 shares) ................       509         --         --         766
Issuance of RRP shares (131,285 shares) ...............        --     (1,805)        --          --
RRP shares vested .....................................        --        272         --         272
Cash dividends - $0.10 per share ......................        --         --         --        (432)
                                                       -----------  ---------- ------------ --------
Balance at December 31, 1997 ..........................    (3,303)    (1,533)      (274)     61,202
Comprehensive income:
 Net income ...........................................        --         --         --       1,031        1,031
 Other comprehensive loss, net of tax:
   Unrealized net holding gains on securities available
     for sale arising during the year (pre-tax $908) ..                                                      545
   Reclassification adjustment for net gains realized
     in net income during the year (pre-tax $165) .....                                                       99
                                                                                                         -------
 Other comprehensive income ...........................        --         --        644         644          644
                                                                                                         -------
      Comprehensive income ............................                                             $      1,675
                                                                                                         =======
Purchase of treasury shares (215,320 shares) ..........        --         --         --      (4,111)
Release of ESOP shares (48,498 shares) ................       485         --         --         816
RRP shares vested .....................................        --        371         --         371
Tax benefit related to RRP shares earned ..............        --         --         --          76
RRP shares forfeited (29,331 shares) ..................        --        403         --          --
Exercises of stock options (9,489 shares) .............        --         --         --         130
Acquisition of AFSALA Bancorp, Inc. (see note 2).......        --         --         --      26,867
Cash dividends - $0.25 per share ......................        --         --         --      (1,133)
                                                       -----------  ---------- ------------ --------
Balance at December 31, 1998 ..........................    (2,818)      (759)       370      85,893
Comprehensive loss:
 Net income ...........................................        --         --         --       4,303        4,303
 Other comprehensive loss, net of tax:
   Unrealized net holding losses on securities available
     for sale arising during the year (pre-tax $11,237)        --         --     (6,742)     (6,742)      (6,742)
                                                                                                         -------
      Comprehensive loss ..............................                                             $     (2,439)
                                                                                                         =======
Purchase of treasury shares (459,000 shares) ..........        --         --         --      (7,438)
Release of ESOP shares (46,434 shares) ................       465         --         --         744
Issuance of RRP shares (7,586 shares) .................        --       (117)        --          --
RRP shares vested .....................................        --        433         --         433
Tax benefit related to RRP shares earned ..............        --         --         --          21
Exercises of stock options (10,167 shares) ............        --         --         --         139
Cash dividends - $0.34 per share ......................        --         --         --      (1,760)
                                                       -----------  ---------- ------------ --------
Balance at December 31, 1999 ..........................   $(2,353)      (443)    (6,372)     75,593
                                                       ===========  ========== ============ ========
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                Years ended December 31,
                                                              1999        1998       1997
                                                            -------     -------     -------
                                                                     (In thousands)

Increase  (decrease)  in cash and cash  equivalents:
Cash flows from operating activities:
   Net income ..........................................   $  4,303       1,031       2,760
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization of premises and
          equipment ....................................        888         735         606
       Amoritization of goodwill .......................        533          67          --
       Net amoritization of purchase accounting
          adjustments ..................................       (204)        (36)         --
       Net amortization of premium on securities .......        734       1,094         320
       Provision for loan losses .......................        790         900       1,088
       Provision for losses and writedowns on real
          estate owned and repossessed assets ..........          6           7         171
       Net (gains) losses on sales of real estate
          owned and repossessed assets .................         --          (7)         38
       ESOP compensation expense .......................        744         816         766
       RRP expense .....................................        433         371         272
       Net losses (gains) on securities transactions ...         --         165        (775)
       Decrease in accrued interest
          receivable and other assets ..................        539          65         877
       Increase in accrued interest payable and
          accrued expenses and other liabilities .......        479       1,423         187
                                                            -------     -------     -------
               Net cash provided by operating activities      9,245       6,631       6,310
                                                            -------     -------     -------
 Cash flows from investing activities:
   Proceeds from sales and redemptions of
     securities available for sale .....................     12,500     126,846     194,210
   Purchases of securities available for sale ..........    (60,296)   (157,188)   (247,390)
   Proceeds from principal paydowns and
     maturities of securities available for sale .......     61,885      53,743      48,029
   Purchases of FHLB stock .............................     (1,533)     (3,359)     (1,262)
Net increase in loans made to customers ................    (46,025)    (26,391)    (34,384)
Purchases of loans .....................................          0     (31,888)         --
Purchases of premises and equipment ....................     (1,944)       (422)     (1,004)
   Proceeds from sales of real estate owned and
     repossessed assets ................................        419         270         631
   Net cash acquired in acquisition ....................         --      24,996          --
                                                            -------     -------     -------
       Net cash used in investing activities ...........    (34,994)    (13,393)    (41,170)
                                                            -------     -------     -------

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows, Continued
                                                                Years ended December 31,
                                                              1999        1998       1997
                                                            -------     -------     -------
 Cash flows from financing activities:                               (In thousands)
   Net (decrease) increase in deposits ...............   $  (10,709)    (16,533)     35,183
   Net increase (decrease) in FHLB short-term
     borrowings ......................................       71,200     (12,300)      6,300
   Proceeds from FHLB long-term advances .............           --      20,000          --
Repayments of FHLB long-term advances ................         (432)        (35)         --
Proceeds from repurchase agreements ..................       15,550     142,575      66,570
Repayments of repurchase agreements ..................      (55,210)    (89,425)    (70,100)
   Increase in advances from borrowers for taxes and
     insurance .......................................        1,205         150         199
   Purchases of treasury stock .......................       (7,438)     (4,111)     (3,488)
Exercises of stock options ...........................          139         130          --
   Dividends paid ....................................       (1,760)     (1,133)       (432)
                                                            -------     -------     -------
       Net cash provided by financing activities .....       12,545      39,318      34,232
                                                            -------     -------     -------
Net (decrease) increase in cash and cash equivalents .      (13,204)     32,556        (628)
Cash and cash equivalents at beginning of year .......       42,815      10,259      10,887
                                                            -------     -------     -------
Cash and cash equivalents at end of year .............   $   29,611      42,815      10,259
                                                            =======     =======     =======
Supplemental  disclosures  of cash flow  information -
 cash paid during the year for:
   Interest ..........................................   $   26,237      21,834      19,912
                                                            =======     =======     =======
   Income taxes ......................................   $    2,866       1,429       1,770
                                                            =======     =======     =======
Noncash investing and financing activities:
 Net transfer of loans to real estate owned and
   repossessed assets ................................   $      348         386         268
                                                            =======     =======     =======
 Increase (decrease) in amounts due to brokers for
   purchases of securities available for sale ........   $   (6,000)      6,000          --
                                                            =======     =======     =======
 Fair value of non-cash assets acquired in acquisition   $       --     142,820          --
                                                            =======     =======     =======
 Fair value of liabilities assumed in acquisition ....   $       --     148,565          --
                                                            =======     =======     =======
 Issuance of RRP shares ..............................   $      121          --       2,111
                                                            =======     =======     =======
 Tax benefit related to vesting of RRP shares ........   $       21          76          --
                                                            =======     =======     =======
 RRP shares forfeited ................................   $       --         403          --
                                                            =======     =======     =======
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                        December 31, 1999, 1998 and 1997

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

     (d) Securities Available for Sale, Securities Held to Maturity and FHLB of New York Stock

          Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as securities held to maturity and are stated at amortized cost. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value, with net unrealized gains and losses reported in accumulated other comprehensive income or loss. Unrealized losses on securities that reflect a decline in value that is other than temporary are charged to income. The Company does not maintain a trading portfolio and at December 31, 1999 and 1998, the Company had no securities classified as held to maturity.

          Non-marketable  equity  securities,  such as  Federal  Home  Loan Bank
          (FHLB) of New York stock, are stated at cost. The investment in FHLB of New York stock is required for membership and is pledged to secure FHLB borrowings.

          Mortgage-backed securities, which are guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae, represent participation interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Gains and losses on the sale and redemption of securities available for sale are based on the amortized cost of the specific security sold or redeemed. The cost of securities is adjusted for the amortization of premiums and the accretion of discounts, which is calculated on an effective interest method. Purchases and sales are recorded on a trade date basis. Receivables and payables from unsettled transactions are shown as due from brokers or due to brokers in the consolidated statements of financial condition.

    (e)   Loans Receivable and Allowance for Loan Losses

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

          At December 31, 1999 and 1998, real estate owned and repossessed assets consisted primarily of one-to-four family residential properties, commercial properties, recreational vehicles and automobiles. The Company had no in-substance foreclosures at December 31, 1999 or 1998.

    (h)   Premises and Equipment, Net

          Premises and equipment are carried at cost, less accumulated depreciation applied on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the respective original lease terms without regard to lease renewal options.

    (i)   Goodwill

          Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for transactions accounted for using the purchase method of accounting. Goodwill is being amortized over fifteen years using the straight-line method. Accumulated amortization of goodwill amounted to approximately $600,000 and $67,000 at December 31, 1999 and 1998, respectively. Goodwill is periodically reviewed by management for recoverability, and impairment is recognized by a charge to income if a permanent loss in value is indicated.

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

    (m)   Stock-Based Compensation Plans

          The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

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

    (p)   Comprehensive Income or Loss

          Comprehensive income or loss represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in the net unrealized gain or loss on securities available for sale. Accumulated other comprehensive income or loss, which is included in shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax.

    (q)   Segment Reporting

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

    Upon consummation of the merger, each share of AFSALA common stock was converted into the right to receive 1.07 shares of Ambanc common stock. Based on the 1,249,727 shares of AFSALA common stock issued and outstanding immediately prior to the merger, the Company issued 1,337,081 shares of common stock in the merger and paid out 126 fractional shares in cash. Of the 1,337,081 shares issued in the merger, 1,327,086 were issued from the Company's treasury stock and 9,995 were newly-issued shares. In addition, under the merger agreement, the Company assumed unexercised, fully-vested options to purchase 144,118 shares of AFSALA common stock, which converted into fully-vested options to purchase 154,203 shares of Ambanc common stock. See also Note 12(d).

    The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations" (APB No. 16). Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of AFSALA resulted in approximately $8.0 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. The results of operations of AFSALA have been included in the Company's consolidated statements of income from the date of acquisition.

    In conjunction with the acquisition of AFSALA, premiums on securities, loans, time deposits and FHLB term advances were recorded totaling approximately $155,000, $1,459,000, $651,000 and $26,000, respectively, in order to record these assets and liabilities at their fair values based on market interest rates at the acquisition date. The premiums are being amortized over the estimated period to repricing of the respective items. For the years ended December 31, 1999 and 1998, the impact of the net amortization of the premiums was to increase net income by approximately $122,000 and $21,000, respectively.

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

(4) Reserves and Investments Required by Law

    The Company is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $4.4 million and $2.4 million at December 31, 1999 and 1998, respectively.

    The Company is required to maintain certain levels of stock in the Federal Home Loan Bank. The Company has pledged its investment in this stock, as well as a blanket pledge of qualifying residential real estate loans, to secure its borrowings from the Federal Home Loan Bank of New York.

(5) Securities Available for Sale

    The amortized cost, gross unrealized gains and losses, and estimated fair values of securities available for sale at December 31, 1999 and 1998 are as follows:

                                                         1999
                                                    Gross      Gross   Estimated
                                      Amortized   unrealized unrealized  fair
                                        cost        gains      losses    value
                                        --------   -------   --------   --------
                                                     (In thousands)
U.S. Government and agency securities   $ 89,976      --       (4,943)    85,033
Mortgage-backed securities ..........     85,174        25     (3,258)    81,941
Collateralized mortgage obligations .     44,166         4     (2,146)    42,024
Corporate debt securities ...........      2,538      --         (298)     2,240
States and political subdivisions ...        911         2         (6)       907
                                        --------   -------   --------   --------
        Total .......................   $222,765        31    (10,651)   212,145
                                        ========   =======   ========   ========


                                                         1998
                                                    Gross      Gross   Estimated
                                      Amortized   unrealized unrealized  fair
                                        cost        gains      losses    value
                                        --------   -------   --------   --------
                                                     (In thousands)
U.S. Government and agency securities   $ 83,665       400        (65)    84,000
Mortgage-backed securities ..........     96,140       253       (137)    96,256
Collateralized mortgage obligations .     62,000       244        (96)    62,148
States and political subdivisions ...      1,819        18       --        1,837
                                        --------   -------   --------   --------
        Total .......................   $243,624       915       (298)   244,241
                                        ========   =======   ========   ========

    The amortized cost and estimated fair value of debt securities available for sale at December 31, 1999, by contractual maturity, are shown below (mortgage-backed securities and collateralized mortgage obligations are included by final contractual maturity). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized  Estimated
                                                      cost     fair value
                                                       (In thousands)

          Due within one year ...................   $    281        279
          Due after one year through five years .     19,139     18,645
          Due after five years through ten  years     57,071     54,006
          Due after ten years ...................    146,274    139,215
                                                    --------   --------
               Totals ...........................   $222,765    212,145
                                                    ========   ========


    The following table sets forth information with regard to sales of securities available for sale for the years ended December 31:

                                            1999         1998        1997
                                                    (In thousands)

              Proceeds from sale      $        -        79,101      174,010
              Gross realized gains             -           154        1,017
              Gross realized losses            -           319          242

    Securities available for sale with a fair value of approximately $122.3 million and $163.2 million at December 31, 1999 and 1998, respectively, were pledged to secure securities repurchase agreements.

(6) Loans Receivable, Net

    Loans receivable consisted of the following at December 31, 1999 and 1998:

                                                           1999          1998
                                                         ---------    ---------
                                                             (In thousands)
        Loans secured by real estate:
          1 - 4 family ................................  $ 306,665      273,523
          Home equity .................................     92,605       83,949
          Commercial ..................................     27,910       23,506
          Multi-family ................................      3,881        4,165
          Construction ................................      4,924        3,600
                                                         ---------    ---------
                  Total loans secured by real estate ..    435,985      388,743
                                                         ---------    ---------
        Other loans:
          Consumer loans:
              Auto loans ..............................     11,641       14,146
              Recreational vehicles ...................      3,551        4,990
              Other secured ...........................      4,697        6,289
              Unsecured ...............................      5,918        3,712
              Manufactured homes ......................        249          385
                                                         ---------    ---------
                  Total consumer loans ................     26,056       29,522
                                                         ---------    ---------
          Commercial loans:
              Secured .................................      5,562        5,101
              Unsecured ...............................      1,063          508
                                                         ---------    ---------
                  Total commercial loans ..............      6,625        5,609
                                                         ---------    ---------
                  Total loans receivable ..............    468,666      423,874
        Deferred costs, net of deferred fees and discounts   2,320        1,950
        Allowance for loan losses ........................  (5,509)      (4,891)
                                                         ---------    ---------
                  Loans receivable, net ...............  $ 465,477      420,933
                                                         =========    =========

       A summary of activity in the allowance for loan losses for the years ended December 31 is as follows:

                                            1999      1998       1997
                                          -------    -------    -------
                                                  (In thousands)
        Balance at beginning of year ..   $ 4,891      3,807      3,438
        Provision charged to operations       790        900      1,088
        Charge-offs ...................      (463)    (1,226)    (1,214)
        Recoveries ....................       291        295        495
        Allowance acquired ............      --        1,115       --
                                          -------    -------    -------
        Balance at end of year ........   $ 5,509      4,891      3,807
                                          =======    =======    =======

    The following table sets forth information with regard to non-performing loans at December 31:

                                                    1999     1998     1997
                                                   ------   ------   ------
                                                        (In thousands)
        Non-accrual loans ......................   $2,576    1,610    1,876
        Loans  contractually  past  due 90 days
          or  more  and  still accruing interest    1,068      580      451
        Restructured loans .....................      566      714      931
                                                   ------   ------   ------
             Total non-performing loans ........   $4,210    2,904    3,258
                                                   ======   ======   ======

    There are no material commitments to extend further credit to borrowers with non-performing loans.

    Interest income not recognized on the above non-performing loans was approximately $194,000, $118,000 and $277,000 in 1999, 1998 and 1997,
    respectively. Approximately $304,000, $238,000 and $192,000 of interest on the above non-performing loans was collected and recognized as income in 1999, 1998 and 1997, respectively.

    At December 31, 1999 and 1998, the recorded investment in loans that are considered to be impaired totaled approximately $572,000 and $328,000, respectively, for which the related allowance for loan losses was approximately $61,000 and $44,000, respectively. As of December 31, 1999 and 1998, there were no impaired loans which did not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1999, 1998 and 1997 was approximately $481,000, $688,000 and $1,445,000, respectively. For the years ended December 31, 1999, 1998 and 1997, the Company recognized interest income on those impaired loans of approximately $52,000, $78,000 and $15,000, respectively, which included $26,000, $50,000 and $0, respectively, of interest income recognized using the cash basis method of income recognition.

    Certain directors and executive officers of the Company are customers of and have other transactions with the Company in the ordinary course of business. Loans to these parties are made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled less than 5% of total shareholders' equity at both December 31, 1999 and 1998.

(7) Accrued Interest Receivable

    Accrued interest receivable consisted of the following at December 31:

                                                          1999     1998
                                                        ------   ------
                                                         (In thousands)
                Loans .......................           $2,204    2,031
                Securities available for sale            2,207    2,084
                                                        ------   ------
                                                        $4,411    4,115
                                                        ======   ======


(8) Premises and Equipment

    A summary of premises and equipment is as follows at December 31:

                                                           1999        1998
                                                         --------    --------
                                                            (In thousands)
        Land and buildings ...........................   $  3,520       3,342
        Furniture, fixtures and equipment ............      5,200       4,182
        Leasehold improvements .......................      2,071       1,614
        Construction in progress .....................        486         195
                                                         --------    --------
                                                           11,277       9,333
        Less accumulated depreciation and amortization     (5,684)     (4,796)
                                                         --------    --------
                                                         $  5,593       4,537
                                                         ========    ========

    Amounts charged to depreciation and amortization expense were approximately $888,000, $735,000 and $606,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

(9) Deposits

    Deposits are summarized as follows at December 31:
                                                                1999      1998
                                                              --------  --------
                                                                 (In thousands)
Savings accounts (2.73%-3.00% at December 31, 1999
     and 2.92%-3.00% at December 31, 1998) ................   $129,359   136,921
                                                              --------  --------
Time deposits:
     3.01 to 4.00% ........................................      1,042     1,806
     4.01 to 5.00% ........................................    120,458    61,030
     5.01 to 6.00% ........................................     76,084   140,676
     6.01 to 7.00% ........................................      9,452    11,432
     7.01 to 8.00% ........................................     13,300    13,061
                                                              --------  --------
                                                               220,336   228,005
                                                              --------   -------
NOW accounts (1.23% at December 31, 1999 and 1.73%-2.75% at
     December 31, 1998) ...................................     35,884    38,814
Money market accounts (2.19%-4.34% at December 31, 1999
     and 2.25%-4.87% at December 31, 1998) ................     29,009    21,359
Demand accounts (non-interest bearing) ....................     35,546    36,314
                                                              --------  --------
         Total deposits ...................................   $450,134   461,413
                                                              ========  ========

     The approximate amount of contractual maturities of time deposits for the years subsequent to December 31, 1999 are as follows:

                                                    (In thousands)
          Years ending December 31,
              2000                              $          159,247
              2001                                          46,290
              2002                                           6,994
              2003                                           4,899
              2004                                           2,906
                                                   ---------------
                                                $          220,336
                                                   ===============

    The aggregate amount of time deposits with a balance of $100,000 or more was approximately $30.4 million and $25.9 million at December 31, 1999 and 1998, respectively.

    Interest expense on deposits for the years ended December 31, 1999, 1998 and 1997, is summarized as follows:
                                          1999      1998     1997
                                        -------   -------   -------
                                               (In thousands)

                Savings accounts ....   $ 4,001     3,119     3,016
                Time deposits .......    11,242     9,882     9,882
                NOW accounts ........       567       549       543
                Money market accounts       945       272       204
                                        -------   -------   -------
                      Total .........   $16,755    13,822    13,645
                                        =======   =======   =======


(10) Borrowed Funds

    At December 31, 1999, the Company had short-term borrowings from the FHLB totaling $71.2 million. This included $24.2 million and $12.0 million, respectively, outstanding on a $27.4 million overnight line of credit and a $27.4 million 30 day line of credit. The Company also had $35.0 million in additional short-term borrowings with the FHLB with interest rates tied to LIBOR and adjusted monthly. These additional borrowings of $35.0 million had a weighed-average remaining maturity of 68 days at December 31, 1999. Under the terms of a blanket collateral agreement with the FHLB, any outstanding borrowings are collateralized by FHLB stock and certain qualifying assets not otherwise pledged (primarily first-lien residential mortgage loans).

    At December 31, 1998, the Company had a $26.2 million overnight line of credit and a $26.2 million 30 day line of credit with the FHLB. As of December 31, 1998, the Company had no amounts outstanding on these lines of credit.

    The Company also had long-term advances with the FHLB totaling $21.0 million at December 31, 1999, and $21.4 million at December 31, 1998. These advances consisted of the following: (i) $20.0 million of interest-only, non-prepayable, adjustable rate advances, with the interest rate tied to LIBOR and adjusted quarterly; $10.0 million matures in July 2001 and $10.0 million matures in July 2003; and (ii) adjustable rate amortizing advances of $1.0 million and $1.4 million at December 31, 1999 and 1998, respectively, with interest rates ranging from 6.00% to 7.97% at December 31, 1999, and from 5.91% to 7.91% at December 31, 1998; final maturities on these advances range from April 2000 to September 2004.

    The following table presents the detail of the Company's borrowings and weighted-average interest rates thereon for the years ended December 31, 1999, 1998 and 1997:
                                                               Securities
                                         FHLB        FHLB      Sold Under
                                      Short-Term   Long-Term   Agreements
                                      Borrowings   Advances   to Repurchase
                                      ----------  ----------  -------------
                                            (Dollars in thousands)
         1999:
     Balance at December 31 ........   $ 71,200    $ 20,965    $112,740
     Average balance during the year     15,429      21,148     137,226
     Maximum month-end balance .....     71,200      21,347     152,400
     Weighted-average interest rate:
         At December 31 ............       5.71%       6.23%       5.51%
         During the year ...........       5.62%       5.22%       5.53%

        1998:
     Balance at December 31 ........   $   --      $ 21,410    $152,400
     Average balance during the year      9,366       8,493     132,476
     Maximum month-end balance .....     38,800      21,446     165,150
     Weighted-average interest rate:
         At December 31 ............       --          5.32%       5.48%
         During the year ...........       5.49%       5.71        5.67

        1997:
     Balance at December 31 ........   $ 12,300    $   --      $ 99,250
     Average balance during the year      3,667        --        95,261
     Maximum month-end balance .....     14,400        --        99,410
     Weighted-average interest rate:
         At December 31 ............       6.38%       --          6.04%
         During the year ...........       5.43        --          6.01

    Information concerning outstanding securities repurchase agreements as of December 31, 1999 is summarized as follows:

                     Securities Repurchase Agreements
       ----------------------------------------------------------
                                             Accrued   Weighted-    Fair Value
       Remaining Term to         Repurchase  Interest   Average    of Collateral
         Final Maturity (1)      Liability   Payable     Rate     Securities (2)
       --------------------      ---------- ---------  ---------- --------------
                                            (Dollars in thousands)

Within 90 days ................. $  2,740         20     5.96%      $  2,844
After 90 days but within
        one year ...............    --         --         --           --
After one year but within
        five years .............   30,000        416     5.75         30,169
After five years but within
        ten years ..............   80,000        645     5.41         90,541
                                 --------   --------     ----       --------
         Total ................. $112,740      1,081     5.51%      $123,544
                                 ========   ========     ====       ========

    (1) The weighted-average  remaining term to final maturity was approximately
        6.7 years at December 31, 1999. At December 31, 1999, $110.0 million of the securities repurchase agreements contained call provisions. The weighted-average rate at December 31, 1999 on the callable securities repurchase agreements was 5.50%, with a weighted-average remaining period of 1.5 years to the call date. At December 31, 1999, $2.7 million of the securities repurchase agreements did not contain call provisions. The weighted-average rate at December 31, 1999 on the non-callable securities repurchase agreements was 5.96%, with a weighted-average term to maturity of 46 days.

    (2) Represents the fair value of the securities subject to the repurchase agreements, plus accrued interest receivable of approximately $1.2 million at December 31, 1999.

       At December 31, 1999, the "amount at risk" (defined as the excess of the fair value of the securities transferred plus accrued interest receivable over the amount of the repurchase liability plus accrued interest payable) with the FHLB was approximately $8.6 million. The weighed-average remaining term to final maturity at December 31, 1999 was
       8.5 years on securities repurchase agreements with the FHLB (weighted-average remaining term of 1.9 years to the call date).

(11) Income Taxes

    The components of income tax expense are as follows for the years ended December 31:

                                          1999     1998      1997
                                         ------   ------    ------
                                              (In thousands)
         Current tax expense:
             Federal .................   $2,534      763     1,389
             State ...................      429       13       270
                                         ------   ------    ------
                                          2,963      776     1,659
        Deferred tax expense (benefit)      132     (106)       34
                                         ------   ------    ------
             Total income tax expense    $3,095      670     1,693
                                         ======   ======    ======

    Actual income tax expense for the years ended December 31, 1999, 1998 and 1997 differs from expected income tax expense, computed by applying the Federal corporate tax rate of 34% to income before taxes, as a result of the following items:
                                               1999       1998      1997
                                             -------    -------    -------
                                                     (In thousands)

        Expected tax expense .............   $ 2,516        578      1,514
        State taxes, net of Federal income
               tax benefit ...............       325          1        178
        Non-deductible portion of ESOP
               compensation expense ......        95        113         89
        Goodwill amortization ............       181         23       --
        Other items, net .................       (22)       (45)       (88)
                                             -------    -------    -------
                                             $ 3,095        670      1,693
                                             =======    =======    =======

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 1998 are presented below:
                                                               1999      1998
                                                             -------    -------
                                                               (In thousands)
      Deferred tax assets:
           Allowance for loan losses .....................   $ 2,140      1,939
           Deferred compensation .........................       315        469
           Unvested RRP shares ...........................        76         76
           Purchase accounting adjustments ...............         4        237
           Other deductible temporary differences ........       141        148
                                                             -------    -------
               Total deferred tax assets .................     2,676      2,869
                                                             -------    -------
      Deferred tax liabilities:
           Net deferred loan costs .......................      (842)      (681)
           Purchase accounting adjustments ...............      (470)      (626)
           Prepaid pension cost ..........................      (199)      (245)
           Property and equipment ........................       (91)       (91)
           Tax bad debt reserve ..........................       (77)       (98)
           Other prepaid expenses ........................       (59)       (61)
           Other taxable temporary differences ...........      (186)      (183)
                                                             -------    -------
               Total deferred tax liabilities ............    (1,924)    (1,985)
                                                             -------    -------
               Net deferred tax asset at end of year .....       752        884
               Net deferred tax asset at beginning of year       884        867
                                                             -------    -------
                                                                 132        (17)
           Net deferred tax asset acquired ...............      --          285
           Initial net deferred tax liability for purchase
             accounting adjustments ......................      --         (374)
                                                             -------    -------
               Deferred tax expense (benefit) ............   $   132       (106)
                                                             =======    =======

        In addition to the deferred tax items shown in the table above, the Company also had a deferred tax asset of $4.2 million at December 31, 1999, and a deferred tax liability of ($247,000) at December 31, 1998, relating to the net unrealized (gain) loss on securities available for sale.

        There was no valuation allowance for deferred tax assets at December 31, 1999 and 1998. Management believes that the realization of the recognized net deferred tax asset at December 31, 1999 and 1998 is more likely than not, based on historical taxable income, available tax planning strategies and expectations as to future taxable income.

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

        In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $5.2 million and $12.6 million, respectively, at December 31, 1999, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include (i) redemptions of the Bank's stock or certain excess distributions to the Holding Company, or (ii) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York State tax purposes. The unrecognized deferred tax liability at December 31, 1999 with respect to the Federal base-year reserve was approximately $1.8 million. The unrecognized deferred tax liability at December 31, 1999 with respect to the state base-year reserve was approximately $750,000 (net of Federal benefit).

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

        The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for Federal income tax purposes, or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets of the plan are primarily invested in pooled equity and fixed income funds.

        The following table provides a summary of the changes in the plan's projected benefit obligation and the fair value of the plan's assets for the years ended December 31, and a reconciliation of the plan's funded status at December 31:

                                                               1999       1998
                                                              -------    -------
                                                                 (In thousands)
        Changes in the projected benefit obligation:
            Projected benefit obligation at January 1 .....  $ 5,256      4,508
                Service cost ..............................      251        219
                Interest cost .............................      332        318
                Benefits paid .............................     (242)      (224)
                Plan amendments ...........................       77       --
                Actuarial (gain) loss .....................     (768)       435
                                                             -------    -------
            Projected benefit obligation at December 31 ...    4,906      5,256
                                                             -------    -------
        Changes in the fair value of plan assets:
            Fair value of plan assets at January 1 ........    5,760      5,994
                Actual return (loss) on plan assets .......    1,013        (10)
                Benefits paid .............................     (242)      (224)
                Employer contributions ....................     --         --
                                                             -------    -------
            Fair value of plan assets at December 31 ......    6,531      5,760
                                                             -------    -------
        Funded status:
            Funded status at December 31 ..................    1,625        504
            Unrecognized portion of net asset at transition     --          (39)
            Unrecognized prior service cost ...............        5          9
            Unrecognized net (gain) loss ..................   (1,120)       131
                                                             -------    -------
                Prepaid pension asset .....................  $   510        605
                                                             =======    =======

        The following table provides the components of net periodic pension cost for the years ended December 31:
                                                        1999     1998     1997
                                                        -----    -----    -----
                                                            (In thousands)

        Service cost .................................. $ 251      219      183
        Interest cost .................................   332      318      304
        Expected return on plan assets ................  (452)    (471)    (398)
        Amortization of unrecognized net asset at
                transition ............................   (39)     (46)     (46)
        Amortization of unrecognized prior service cost     4        3        3
        Amortization of unrecognized net actuarial gain  --        (22)    --
                                                        -----    -----    -----
            Net periodic pension cost ................. $  96        1       46
                                                        =====    =====    =====

        Unrecognized net actuarial gains or losses in excess of 10% of the greater of the projected benefit obligation or the fair value of the plan assets are amortized over the average remaining service period of active plan participants.

        The assumptions used in the measurement of the Company's projected benefit obligation are shown in the table below:

                                                            1999    1998    1997
                                                            ----    ----    ----
              Weighted-average assumptions at December 31:

       Discount rate ................................      7.75%   6.50%   7.25%
       Rate of increase in future compensation levels      5.50    4.50    5.00
       Expected return on plan assets ...............      8.00    8.00    8.00

    (b) 401(k) Savings Plan

        The Company maintains a defined contribution 401(k) savings plan, covering all full-time employees who have attained age 21 and have completed one year of employment. Prior to March 1, 1997, the Company matched 50% of employee contributions that were less than or equal to 3% of the employee's salary. After that date, there were no matching contributions made by the Company. Total expense related to the 401(k) plan matching contributions during 1997 was approximately $5,000 (none in 1999 or 1998).

    (c) Employee Stock Ownership Plan

        As part of the conversion discussed in note 3, an employee stock ownership plan (ESOP) was established to provide substantially all employees of the Company the opportunity to become shareholders. The ESOP borrowed $4.3 million from the Company and used the funds to purchase 433,780 shares of Company common stock issued in the conversion. The loan is being repaid principally from the Company's contributions to the ESOP over a period of ten years. At December 31, 1999 and 1998, the loan had an outstanding balance of $2.6 million and $3.0 million, respectively. The loan obligation is reduced by the amount of loan repayments made by the ESOP. Shares are released for allocation and unearned compensation is amortized over the loan repayment period based on the amount of principal and interest paid on the loan as a percentage of the total principal and interest to be paid on the loan over its entire term. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

        The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in shareholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares (during the applicable service period), and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $744,000, $816,000 and $766,000 of compensation expense related to the ESOP during the years ended December 31, 1999, 1998 and 1997, respectively.

        The shares in the ESOP as of December 31, 1999 were as follows:

                   Allocated shares                             113,436
                   Shares released for allocation                46,434
                   Unallocated shares                           235,323
                                                       ----------------
                                                                395,193
                                                       ================
                   Market value of unallocated shares
                         at December 31, 1999        $        3,471,014
                                                       ================

    (d) Stock Option Plan

        On May 23, 1997, the Company's shareholders approved the 1997 Stock Option and Incentive Plan ("Stock Option Plan"). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company.

        The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights and limited stock appreciation rights. Under the Stock Option Plan, 542,225 authorized but unissued shares are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair value on the date of grant. Options expire no later than ten years following the date of original grant.

        Upon shareholder ratification of the Stock Option Plan, options to purchase 373,974 shares were awarded at an exercise price of $13.75 per share. These options have a ten year term and vest at a rate of 25% per year from the grant date. During 1998, 2,000 options were awarded at an exercise price of $13.50. These options have a ten year term and were immediately exercisable.

        In addition, under the terms of the merger agreement with AFSALA discussed in note 2, the Company issued 154,203 fully-vested options with an exercise price of $12.97 in exchange for 144,118 fully-vested AFSALA options with an exercise price of $13.88. The estimated fair value of these options was $9.95 per option. The issuance of these options was included in the computation of goodwill, with the offsetting credit to additional paid-in capital.

        A summary of the stock option activity for the years ended December 31, 1999, 1998 and 1997 is presented below:
                                                                   Weighted-Avg.
                                                          No. of      Exercise
                                                          Shares        Price
                Granted on May 23, 1997 and outstanding
                         at December 31, 1997             373,974   $   13.75
                      Granted                               2,000       13.50
                      Exercised                            (9,489)      13.75
                      Forfeited                           (77,947)      13.75
                      Issued in acquisition               154,203       12.97
                                                         ---------    -------
                Outstanding at December 31, 1998          442,741       13.48
                      Exercised                           (10,167)      13.75
                      Forfeited                            (2,710)      13.75
                                                         ---------    -------
                Outstanding at December 31, 1999          429,864   $   13.47
                                                         =========    =======

        The following table summarizes information about the Company's stock options at December 31, 1999:

            Weighted-Avg.
              Exercise                        Remaining
                Price       Outstanding   Contractual Life  Exercisable

               $12.97          154,203       7.4 years        154,203
                13.50            2,000       8.9 years          2,000
                13.75          273,661       7.4 years        136,831
                             ---------                      ---------
                               429,864                        293,034
                             =========                      =========

        All options have been granted at an exercise price equal to the fair value of the common stock at the grant date, except the options issued in connection with the AFSALA acquisition. Accordingly, no compensation expense has been recognized for stock option grants. SFAS No. 123 requires companies not using a fair-value-based method of accounting for employee stock options or similar plans, to provide pro-forma disclosures of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997: dividend yield of 1.32% for both years; expected volatility of 30% in 1998 and 41% in 1997; risk-free interest rate of 4.54% in 1998 and 5.48% in 1997; and expected option life of 5 years for both years. The estimated fair value of the options granted in 1998 and 1997 was $4.09 and $5.30 per share, respectively.

        Pro-forma disclosures for the Company for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                      (In thousands, except per share data)
                                        1999          1998          1997
                                        ----          ----          ----
              Net income:
                  As reported      $    4,303         1,031         2,760
                  Pro-forma             4,040           731         2,533

              Basic EPS:
                  As reported            0.88          0.26          0.70
                  Pro-forma              0.83          0.19          0.64

              Diluted EPS:
                  As reported            0.87          0.26          0.69
                  Pro-forma              0.82          0.18          0.64

        The full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in the pro-forma net income amounts presented above because compensation expense is reflected over the options' vesting period, if any.

        Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing model, in management's opinion, does not necessarily provide a reliable single measure of the fair value of its stock options.

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

        During 1999, 7,586 additional shares were awarded to non-employee directors under the RRP. These shares were awarded in lieu of board fees which would have otherwise been payable in cash. The shares vested monthly throughout the year and were fully vested as of December 31, 1999.

    (f) Postretirement Benefits

        Certain postretirement health insurance benefits have been committed to a closed group of retired employees. The Company has formally adopted measures to not offer these benefits to any additional employees. The annual health insurance increase and discount rate used to calculate the transition obligation were 6.0% and 8.5%, respectively. The estimated transition obligation at January 1, 1995 was $260,000. There are no plan assets. The net periodic postretirement benefit cost in 1999, 1998 and 1997 was approximately $26,000 in each year.

    (g) Directors' Deferred Compensation Agreements

        Under the Directors' Deferred Compensation Agreements, the Company's directors were eligible to elect to defer fees for services that were otherwise currently payable. Fees were deferred over a period of five years. The Company utilized the deferred fees to purchase life insurance policies on each director with the Bank named as the beneficiary. Each director participating in such agreements deferred their fees over a five year period with a set amount established as an annual payout over a ten year period after five years from the date of the agreement or upon reaching the age of 65, whichever is later. The present value of the remaining installments due under these agreements was approximately $598,000 and $616,000 at December 31, 1999 and 1998, respectively, and is included in other liabilities in the consolidated statements of financial condition. The cash surrender value of the life insurance policies was approximately $224,000 and $221,000 at December 31, 1999 and 1998, respectively, and is included in other assets in the consolidated statements of financial condition.

(13) Earnings Per Share

    The calculation of basic EPS and diluted EPS is as follows:

                                                            Weighted
                                                    Net      Average Per Share
                                                  Income     Shares    Amount
                                                  ------    -------- ---------
                                 (In thousands, except share and per share data)
 For the year ended December 31, 1999
   Basic EPS
   Net income available to common shareholders  $   4,303   4,877,510  $ 0.88
                                                 ========              ======
   Effect of Dilutive Securities
   Stock options                                               43,083
   Unvested RRP shares                                         14,534
                                                            ---------
   Diluted EPS
   Net income available to common shareholders
        plus dilutive securities               $    4,303   4,935,127  $ 0.87
                                                 ========   =========  ======

                                                            Weighted
                                                    Net      Average Per Share
                                                  Income     Shares    Amount
                                                  ------    -------- ---------
                                 (In thousands, except share and per share data)
 For the year ended December 31, 1998

   Basic EPS
   Net income available to common shareholders  $   1,031   3,916,047  $ 0.26
                                                 ========              ======
   Effect of Dilutive Securities
   Stock options                                               49,043
   Unvested RRP shares                                         24,155
                                                            ---------
   Diluted EPS
   Net income available to common shareholders
        plus dilutive securities                $   1,031   3,989,245  $ 0.26
                                                 ========   =========  ======

                                                            Weighted
                                                    Net      Average Per Share
                                                  Income     Shares    Amount
                                                  ------    -------- ---------
                                 (In thousands, except share and per share data)
 For the year ended December 31, 1997

   Basic EPS
   Net income available to common shareholders  $   2,760   3,940,867  $ 0.70
                                                  =======              ======
   Effect of Dilutive Securities
   Stock options                                               24,285
   Unvested RRP shares                                         16,374
                                                           ----------
   Diluted EPS
   Net income available to common shareholders
        plus dilutive securities                $   2,760   3,981,526  $ 0.69
                                                  =======  ==========  ======


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

    (b) Lease Commitments

        The Company leases certain branch facilities and office space under noncancelable operating leases. Minimum rental commitments under these leases are as follows:
                                                  (In thousands)
                  Years ending December 31,
                      2000                       $           454
                      2001                                   434
                      2002                                   365
                      2003                                   327
                      2004                                   297
                      2005 and thereafter                  1,397
                                                   -------------
                                                 $         3,274
                                                   =============

        Amounts charged to rent expense were approximately $553,000, $385,000 and $315,000 for the years ended December 31, 1999, 1998 and 1997.

    (c) Off-Balance Sheet Financial Instruments and Concentrations of Credit

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

        Contract amounts of financial instruments with off-balance-sheet credit risk as of December 31, 1999 and 1998 at fixed and variable interest rates are as follows:
                                               Fixed    Variable    Total
                                               -------   -------   -------
                                                      (In thousands)
           1999:
                Commitments to extend credit   $10,203      --      10,203
                Unused lines of credit .....     1,788     5,092     6,880
                Standby letters of credit ..      --          33        33
                                               -------   -------   -------
                                               $11,991     5,125    17,116
                                               =======   =======   =======
           1998:
                Commitments to extend credit   $12,004       514    12,518
                Unused lines of credit .....     2,665     3,375     6,040
                Standby letters of credit ..      --          30        30
                                               -------   -------   -------
                                               $14,669     3,919    18,588
                                               =======   =======   =======
(15) Fair Values of Financial Instruments

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

    Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. There also are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", goodwill and the Company's branch network.

    Financial Assets and Liabilities

    The specific estimation methods and assumptions used can have a substantial impact on the resulting fair values ascribed to financial assets and liabilities. The following is a brief summary of the significant methods and assumptions used:

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

    FHLB Long-Term Advances and Securities Sold Under Agreements to Repurchase

    The fair value of FHLB long-term advances and securities sold under agreements to repurchase is estimated by discounting scheduled cash flows based on current rates available to the Company for similar types of borrowing arrangements.

    Other Items

    The following items are considered to have a fair value equal to the carrying value due to the nature of the financial instrument and the period within which it will be settled or repriced: cash and cash equivalents, FHLB stock, accrued interest receivable, FHLB short-term borrowings, advances from borrowers for taxes and insurance, accrued interest payable and due to brokers.

    The carrying values and estimated fair values of financial assets and liabilities as of December 31, 1999 and 1998 were as follows:

                                                                   1999                      1998
                                                      ----------------------------  -----------------------
                                                                         Estimated                Estimated
                                                         Carrying          Fair     Carrying        Fair
                                                           Value           Value      Value         Value
                                                           -----           -----      -----         -----
                                                                            (In thousands)
   Financial assets:
     Cash and cash equivalents .........................   $  29,611       29,611      42,815       42,815
     Securities available for sale .....................     212,145      212,145     244,241      244,241
     FHLB of New York stock ............................       8,748        8,748       7,215        7,215

     Loans .............................................     470,986      452,232     425,824      423,163
       Less:  Allowance for loan losses ................      (5,509)        --        (4,891)        --
                                                           ---------    ---------   ---------    ---------
         Loans receivable, net .........................     465,477      452,232     420,933      423,163
                                                           =========    =========   =========    =========
     Accrued interest receivable .......................       4,411        4,411       4,115        4,115

   Financial liabilities:
     Deposits:
         Demand, savings, money market, and NOW accounts     229,798      229,798     233,408      233,408
         Time deposits .................................     220,336      220,336     228,005      230,399
     FHLB short-term borrowings ........................      71,200       71,200        --           --
     FHLB long-term advances ...........................      20,965       20,956      21,410       21,419
     Securities sold under agreements to repurchase ....     112,740      110,755     152,400      153,340
     Advances from borrowers for taxes and insurance ...       3,641        3,641       2,436        2,436
     Accrued interest payable ..........................       1,508        1,508       1,426        1,426
     Due to brokers ....................................        --           --         6,000        6,000

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

(16) Regulatory Capital Requirements and Dividend Restrictions

    Office of Thrift Supervision (OTS) capital regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1999, the Bank was required to maintain a minimum ratio of tangible capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 3.0% to 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

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

    Management believes that, as of December 31, 1999 and 1998, the Bank met all capital adequacy requirements to which it was subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

    The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 1999 and 1998. Although the OTS capital regulations apply at the Bank level only, the Company's consolidated capital amounts and ratios are also presented. The OTS does not have a holding company capital requirement.

                                            1999                   1998
                                    --------------------  --------------------
                                      Amount       Ratio   Amount        Ratio
                                      ------       -----   ------        -----
                                               (Dollars in thousands)
              Bank

              Tangible capital        $67,760      9.18%   $63,509       8.83%
              Tier 1 (core) capital    67,760      9.18     63,509       8.83
              Risk-based capital:
                Tier 1                 67,760     19.55     63,509      20.73
                Total                  72,108     20.80     67,351      21.99

              Consolidated

              Tangible capital         74,576     10.02     77,600      10.68
              Tier 1 (core) capital    74,576     10.02     77,600      10.68
              Risk-based capital:
                Tier 1                 74,576     21.40     77,600      25.17
                Total                  78,947     22.65     81,442      26.42

     The Bank's ability to pay dividends to the holding Company is subject to various regulatory restrictions. Under current OTS regulations, while the Bank must provide written notice to the OTS prior to any dividend declaration, an application must be approved by the OTS if the total of all dividends declared in any year would exceed the net profit for the year plus the retained net profits of the preceding two years. At December 31, 1999, the maximum amount that could have been paid by the Bank to the Holding Company without prior regulatory approval was approximately $3.5 million.

(17) Holding Company Financial Information

    The Holding Company's statements of financial condition as of December 31, 1999 and 1998, and the related statements of income and cash flows for the years ended December 31, 1999, 1998 and 1997, are presented below. These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                        Statements of Financial Condition

                                                       1999      1998
                                                      -------   -------
                                                         (In thousands)
               Assets

Cash and cash equivalents .........................   $   977     3,516
Securities available for sale* ....................     5,017     6,097
Loan receivable from subsidiary ...................     2,603     3,036
Accrued interest receivable .......................        49        64
Investment in subsidiary ..........................    68,923    71,797
Other assets ......................................       917     1,570
                                                      -------   -------

         Total assets .............................   $78,486    86,080
                                                      =======   =======

               Liabilities and Shareholders' Equity

Liabilities:
     Security sold under agreement to repurchase**    $ 2,740      --
     Other liabilities ............................       153       187

Shareholders' equity ..............................    75,593    85,893
                                                      -------   -------

         Total liabilities and shareholders' equity   $78,486    86,080
                                                      =======   =======


       * The Holding Company's securities available for sale consisted of U.S. Government agency securities and mortgage-backed securities with a contractual weighted-average maturity of 8.7 years (none callable) and 9.1 years (2.2 years to call date) at December 31, 1999 and 1998, respectively.

       ** Weighted-average rate at December 31, 1999 was 5.96% with a maturity date of February 15, 2000.

                              Statements of Income

                                                    1999       1998       1997
                                                   -------    -------    -------
                                                           (In thousands)
Income:
    Dividends from bank subsidiary .............   $ 1,500      5,000       --
    Interest income ............................       571        649        868
    Other income ...............................        28          1       --
                                                   -------    -------    -------
         Total income ..........................     2,099      5,650        868
                                                   -------    -------    -------

Expenses:
    Interest expense ...........................        58         34        170
    Net losses on securities transactions ......      --         --          153
    RRP expense ................................       433        371        272
    Other expenses .............................       380        735        221
                                                   -------    -------    -------
         Total expenses ........................       871      1,140        816
                                                   -------    -------    -------

Income before taxes and effect of subsidiary
    earnings and distributions .................     1,228      4,510         52

Income tax (benefit) expense ...................       (99)      (199)        21
                                                   -------    -------    -------

Income before effect of subsidiary earnings
    and distributions ..........................     1,327      4,709         31

Effect of subsidiary earnings and distributions:

      Distributions in excess of earnings ......      --       (3,678)      --
      Equity in undistributed earnings .........     2,976       --        2,729
                                                   -------    -------    -------

Net income .....................................   $ 4,303      1,031      2,760
                                                   =======    =======    =======


                            Statements of Cash Flows

                                                                     1999       1998       1997
                                                                    -------    -------    -------
                                                                            (In thousands)
Increase (decrease) in cash and cash equivalents:
     Cash flows from operating activities:
  Net income ....................................................   $ 4,303      1,031      2,760
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
         Equity in undistributed earnings of subsidiary .........    (2,976)      --       (2,729)
         Distributions in excess of subsidiary earnings .........      --        3,678       --
         Net losses on securities transactions ..................      --         --          153
         RRP expense ............................................       433        371        272
         Decrease (increase) in accrued interest receivable and
             other assets .......................................       788     (1,124)      (274)
         (Decrease) increase in other liabilities ...............       (34)       157       (341)
                                                                    -------    -------    -------
                 Net cash provided by (used in)
                      operating activities ......................     2,514      4,113       (159)
                                                                    -------    -------    -------
Cash flows from investing activities:

  Purchases of securities available for sale ....................      --       (7,998)   (11,052)
  Proceeds from principal paydowns, maturities and redemptions of
      securities available for sale .............................       833     11,338      8,159
  Proceeds from sales of securities available for sale ..........      --         --        7,515
  Payments received on loan receivable from subsidiary ..........       433        434        434
  Net cash acquired in acquisition ..............................      --        2,297       --
                                                                    -------    -------    -------
                 Net cash provided by investing activities ......     1,266      6,071      5,056
                                                                    -------    -------    -------
Cash flows from financing activities:
  Net increase (decrease) in securities sold under agreements to
      repurchase ................................................     2,740     (2,600)      (400)
  Purchases of treasury stock ...................................    (7,438)    (4,111)    (3,488)
  Exercises of stock options ....................................       139        130       --
  Dividends paid ................................................    (1,760)    (1,133)      (432)
                                                                    -------    -------    -------
                 Net cash used in financing activities ..........    (6,319)    (7,714)    (4,320)
                                                                    -------    -------    -------
Net (decrease) increase in cash and cash equivalents ............    (2,539)     2,470        577
Cash and cash equivalents:
    Beginning of year ...........................................     3,516      1,046        469
                                                                    -------    -------    -------
    End of year .................................................   $   977      3,516      1,046
                                                                    =======    =======    =======

                      CORPORATE AND SHAREHOLDER INFORMATION

Company and Bank Address
11 Division Street
Amsterdam, New York 12010-4303
Telephone:  (518) 842-7200
Fax:        (518) 842-7500


Stock Price Information


     The Company's stock is traded on The Nasdaq National Market System under the symbol "AHCI". The table below shows the range of high and low bid prices of the Company's Common Stock during 1998 and 1999. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                        Dividends
                      High       Low    Per Share
1998 First Quarter   19.3750   16.7500    $0.06
1998 Second Quarter  20.0000   16.5000     0.06
1998 Third Quarter   19.2500   11.7500     0.06
1998 Fourth Quarter  17.7500   12.0000     0.07

1999 First Quarter   17.8125   15.0625    $0.07
1999 Second Quarter  18.1250   15.1250     0.08
1999 Third Quarter   16.7500   15.3750     0.09
1999 Fourth Quarter  18.7500   14.0000     0.10

     For information regarding restrictions on dividends, see Notes 3 and 16 to the Notes to Consolidated Financial Statements.

As of March 27, 2000, the Company had approximately 1,335 shareholders of record and 4,926,690 outstanding shares of Common Stock.


Special Counsel

                  Malizia, Spidi & Fisch, PC
                  One Franklin Square
                  1301 K Street, NW, Suite 700E
                  Washington, D.C. 20005
                  Telephone:  (202) 434-4660

Independent Auditors

                  KPMG LLP
                  515 Broadway
                  Albany, NY  12207
                  Telephone:  (518) 427-4600


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


Annual Report on Form 10-K

     Copies of Ambanc Holding Co., Inc.'s Annual Report for year ended December 31, 1999 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

                  Investor Relations
                  Ambanc Holding Co., Inc.
                  11 Division Street
                  Amsterdam, New York 12010-4303


Annual Meeting

     The annual meeting of shareholders will be held at 10:00 a.m., New York time, on Friday, May 26, 2000 at the Best Western, located at 10 Market Street, Amsterdam, New York.


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

Mohawk Community Bank Offices:

Corporate               11 Division Street
                        Amsterdam, N.Y. 12010
                        (518) 842-7200

Traditional Branches:

11 Division Street, Amsterdam, NY  12010
161 Church Street, Amsterdam, NY 12010
Route 30 & Maple Avenue, Amsterdam, NY  12010
Riverfront Center, Amsterdam, NY  12010
Grand Union Plaza, Route 50, Ballston Spa, NY  12020
9 Clifton Country Road, Village Plaza, Clifton Park, NY  12068
6021 State Highway 5, Palatine Bridge, NY  13428
Arterial at Fifth Avenue, Gloversville, NY 12078
5 New Karner Road, Guilderland, NY  12084


Supermarket Branches:

Price Chopper Supermarkets:
Sanford Farms Plaza, Amsterdam, NY  12010
873 New Loudon Rd., Latham, NY 12110
1640 Eastern Parkway, Schenectady, NY 12309
115 Ballston Avenue, Saratoga, NY  12866
Route 50, Saratoga, NY  12866
5631 State Highway 12, Norwich, NY  13815
W. Main Street, Cobleskill, NY  12043

Hannaford Supermarkets:
Route 28, Oneonta, NY  13850

Operations Center       35 East Main Street
                        Amsterdam, N.Y. 12010

DIRECTORS AND OFFICERS


Board of Directors
------------------
(Ambanc Holding Co., Inc. and Mohawk Community Bank)


Lauren T. Barnett, President of Barnett Agency, Inc.,
        Chairman of the Board
John M. Lisicki, President & Chief Executive Officer
James J. Bettini, Vice President of Farm Family Insurance
John J. Daly, Vice President of Alpin Haus
Lionel H. Fallows, Retired, Lieutenant Colonel
Dr. Daniel J. Greco, Retired, School Superintendent
Seymour Holtzman, Chairman & CEO of Jewelcor Management and Consulting, Inc. Marvin R. LeRoy, Jr., Alzheimers Association, Northeastern NY Chapter
Allan R. Lyons, CPA, Chairman & CEO of Piaker & Lyons, CPAs
Charles S. Pedersen, Independent Manufacturers' Representative
William L. Petrosino, Owner of wholesale beverage companies
Lawrence B. Seidman, Attorney and Manager, Seidman & Associates
Dr. Ronald S. Tecler, Dentist
John A. Tesiero, Jr., Owner of construction supply business
William A. Wilde, Jr., Amsterdam Printing and Litho Corp.
Charles E. Wright, President of WW Custom Clad


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