Form 10-K, Exhibit 13
period 2000-12-31
AMBANC HOLDING CO INC
filed 2001-03-27
CIK 1000301

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are selected consolidated financial and other data of the Company. This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes to the Consolidated Financial Statements of the Company presented elsewhere in this Annual Report.

                                                           December 31,
                                        2000        1999        1998         1997         1996
                                     ---------   ---------   ---------     ---------    ---------
     Selected Consolidated                                  (In thousands)
     Financial Condition Data:
Total assets .....................   $ 706,636   $ 740,672   $ 735,472    $ 510,444    $ 472,421
Securities available for sale ....     138,990     212,145     244,241      205,808      200,539
Loans receivable, net ............     459,958     465,477     420,933      281,123      248,094
Deposits .........................     478,592     450,134     461,413      333,265      298,082
Borrowed funds ...................     143,935     204,905     173,810      111,550      108,780
Shareholders' equity .............      77,122      75,593      85,893       61,202       61,518

                                                        Years Ended December 31,
                                         2000       1999        1998        1997         1996
                                      ---------  ---------   ---------    ---------    ---------
    Selected Consolidated                   (Dollars in thousands, except per share data)
    Operations Data:
Total interest and dividend income    $49,745    $48,767     $38,973     $  35,566    $  32,348
Total interest expense ...........     28,551     26,319      22,441        19,654       16,435
                                      -------    -------     -------     ---------    ---------
Net interest income ..............     21,194     22,448      16,532        15,912       15,913
Provision for loan losses ........        480        790         900         1,088        9,450
                                      -------    -------     -------     ---------    ---------
Net interest income after
 provision for loan losses .......     20,714     21,658      15,632        14,824        6,463
Non-interest income ..............      2,041      1,803       1,144         1,819          908
Non-interest expenses.............     16,793     16,063      15,075        12,190       13,136
                                      -------    -------     -------     ---------    ---------
Income (loss) before taxes .......      5,962      7,398       1,701         4,453       (5,765)
Income tax expense (benefit) .....      2,420      3,095         670         1,693       (1,929)
                                      -------    -------     -------     ---------    ---------
Net income (loss) ................    $ 3,542    $ 4,303     $ 1,031     $   2,760    ($  3,836)
                                      =======    =======     =======     =========    =========
Basic earnings (loss) per share...    $  0.77    $  0.88     $  0.26     $    0.70    ($   0.81)
                                      =======    =======     =======     =========    =========
Diluted earnings (loss) per share     $  0.76    $  0.87     $  0.26     $    0.69    ($   0.81)
                                      =======    =======     =======     =========    =========
Dividend payout ratio ............       64.9%      38.6%       96.1%         14.3%         N/A
                                      =======    =======     =======     =========    =========

                                                At or for the years ended December 31,
                                                   2000    1999    1998    1997     1996
                                                   ----    ----    ----    ----     ----
Selected Consolidated Financial
Ratios and Other Data:
Performance Ratios:
Return (loss) on average assets (1) .......        0.50%   0.59%   0.18%   0.56%   (0.84)%
Return (loss) on average equity (1) .......        4.66    5.26    1.64    4.52    (5.24)
Interest rate information:
   Interest rate spread during year .......        2.37    2.57    2.32    2.58     2.74
   Net interest margin during year (2) ....        3.06    3.21    3.04    3.36     3.66
Efficiency ratio (3) ......................       68.96   63.79   74.44   69.81    62.50
Ratio of average earning assets to
   average interest-bearing liabilities ...      116.82  117.24  117.28  118.93   124.26

Asset Quality Ratios:
Non-performing assets to total assets (1) .        0.51    0.61    0.45    0.67     1.18
Non-performing loans to total loans .......        0.70    0.89    0.68    1.16     1.94
Allowance for loan losses to
  non-performing loans ....................      176.99  130.86  168.42  117.07    70.47
Allowance for loan losses to total loans ..        1.23    1.17    1.15    1.34     1.37

Capital Ratios:
Equity to total assets at end of period (1)       10.91   10.21   11.68   11.99    13.02
Average equity to average assets (1) ......       10.67   11.29   11.18   12.42    15.95

Other Data:
Number of full-service offices ............        17      17      18       12       9

(1) Period end and average asset and equity amounts reflect securities available for sale at fair value, with net unrealized gains/losses, net of tax, included as a component of equity.

(2) Net interest income divided by average earning assets.

(3) The efficiency ratio represents other expenses (excluding real estate owned and repossessed assets expenses, net, the amortization of goodwill, and significant non-recurring expenses) divided by the sum of net interest income and non-interest income (excluding net gains (losses) on securities transactions).

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Ambanc Holding Co., Inc. ("Ambanc" or the "Company") is a unitary savings and loan holding company. Ambanc was formed as a Delaware Corporation to act as the holding company for the former Amsterdam Savings Bank, FSB (now known as Mohawk Community Bank) upon the completion of Amsterdam Savings Bank's conversion from the mutual to stock form on December 26, 1995.

Mohawk Community Bank's (the "Bank's") results of operations are primarily dependent on its net interest income, which is the difference between the interest and dividend income earned on its assets, primarily loans and securities, and the interest expense on its liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of non-interest expenses, such as employee salaries and benefits, non-interest income, such as fees on deposit-related services, the provision for loan losses, and income taxes.

The Company has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services. Management's strategy has been to try to achieve a high loan to asset ratio with emphasis on originating traditional one- to four-family residential mortgage and home equity loans in its primary market area. Recently, the Company has also been focusing on the origination of commercial-type loans, including entering into participation agreements with other financial institutions. At December 31, 2000, the Company's loans receivable, net, to assets ratio was 65.1%, up from 62.8% at December 31, 1999. The Company's portfolio of one- to four-family residential mortgage and home equity loans was 82.3% of total loans at December 31, 2000, as compared with 85.2% at December 31, 1999. Total commercial-type loans were 11.8% of total loans at December 31, 2000, up from 7.4% at December 31, 1999.


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


Financial Condition

Comparison of Financial Condition at December 31, 2000 and 1999. Total assets decreased $34.0 million, or 4.6%, to $706.6 million at December 31, 2000, primarily due to decreases in securities available for sale, loans receivable, net, and other assets of $73.2 million, $5.5 million, and $3.2 million, respectively, partially offset by an increase in cash and cash equivalents of $48.9 million.

Securities available for sale decreased $73.2 million, or 34.5%, to $139.0 million at December 31, 2000 from $212.1 million at December 31, 1999 resulting primarily from the sale of securities, and to a lesser extent the maturities, pay downs and calls of securities. During the fourth quarter of 2000, the Company completed a significant restructuring of its balance sheet by selling approximately $65.5 million in debt securities, resulting in a loss of $1.5 million. Also during the fourth quarter of 2000, the Company recognized a gain on sale of equity securities of $1.7 million. The proceeds from the sale of securities in the fourth quarter of 2000 were not reinvested in the securities available for sale portfolio, but were rather invested in term deposits with the Federal Home Loan Bank and federal funds sold. The Company reinvested the proceeds received in these short-term instruments in anticipation of redeploying the funds into the loan portfolio as market conditions permit. If the Company is unable to redeploy the funds into the loan portfolio, management anticipates that some of the funds will be reinvested in securities available for sale or used to paydown borrowings as they mature.

Cash and cash equivalents increased by $48.9 million, or 165.1%, to $78.5 million at December 31, 2000 from $29.6 million at December 31, 1999 primarily due to an increase in interest-bearing deposits from $3.2 million at December 31, 1999 to $51.6 million at December 31, 2000. Likewise, federal funds sold increased from $0 at December 31, 1999 to $11.6 million at December 31, 2000. As noted above, the proceeds from the sale of securities in the fourth quarter of 2000 were invested in term deposits with the Federal Home Loan Bank and in federal funds sold. The Company anticipates redeploying the funds into the loan portfolio as market conditions permit. Offsetting these increases was a decrease in cash and due from banks from $26.4 million at December 31, 1999 to $15.3 million at December 31, 2000. The decrease in cash and due from banks is the result of the Company's decision to temporarily increase vault cash in preparation for potential year 2000 liquidity needs of depositors at year end 1999. However, early in the first quarter of 2000, vault cash returned to more normal levels.

Loans receivable, net decreased $5.5 million from $465.5 million at December 31, 1999, to $460.0 million at December 31, 2000. During the second half of 2000, the Company purchased $14.0 million of commercial real estate and commercial business loan participations from an unrelated financial institution in its market area. The Company anticipates entering into additional commercial loan participation agreements with this unrelated financial institution. This strategy is consistent with management's focus on the growth of the commercial loan portfolio. In addition to the $14.0 million of commercial loan participations entered into during 2000, the Company experienced internal growth of $6.2 million in the commercial loan portfolios (commercial real estate and commercial business loans). The increases in the commercial loan portfolios were more than offset by decreases in most other loan categories, primarily one-to-four family mortgage loans (down $15.0 million), home equity loans (down $2.8 million), and consumer loans (down $4.8 million).

 Other assets decreased $3.2 million, or 46.6%, to $3.7 million at December 31, 2000 due primarily to the deferred tax consequences related to the adjustment of securities available for sale to fair value.

Deposits increased by $28.5 million, or 6.3%, to $478.6 million at December 31, 2000 from $450.1 million at December 31, 1999 due primarily to various marketing promotions offered during the first half of 2000. The growth from December 31, 1999 to December 31, 2000 was primarily in time deposits, which increased 13.0% from $220.3 million to $248.9 million; NOW accounts, which increased 29.1% from $35.9 million to $46.3 million; and non-interest-bearing demand deposits, which increased 8.5% from $35.5 million to $38.6 million. These increases were partially offset by decreases in savings accounts, which decreased 6.1% from $129.4 million to $121.4 million, and money market accounts, which decreased 19.3% from $29.0 million to $23.4 million.

Securities repurchase agreements decreased $40.2 million, or 35.7%, to $72.5 million at December 31, 2000 from $112.7 million at December 31, 1999, due primarily to the maturity and subsequent repayment of the repurchase agreements. Short-term borrowings with the FHLB decreased by $66.2 million, or 93.0%, to $5.0 million at December 31, 2000. These funding reductions were replaced in part with a combination of long-term advances from the FHLB and increased deposits. Long-term advances from the FHLB increased $45.5 million, to $66.4 million at December 31, 2000 from $21.0 million at December 31, 1999. The shift to longer-term borrowings is part of the Company's effort to improve its interest rate risk position by more closely matching the maturities of its assets and liabilities. See Note 9 to the consolidated financial statements for further information regarding the Company's borrowings.

Shareholders' equity increased $1.5 million, or 2.0%, from $75.6 million at December 31, 1999 to $77.1 million at December 31, 2000, primarily due to net income of $3.5 million and the decrease in net unrealized losses on securities available for sale, net of tax, of $5.0 million, partially offset by the treasury stock purchases totaling $5.7 million and the payment of cash dividends of $2.4 million for the year. Other items impacting shareholders' equity during 2000 were the release of ESOP shares, which increased shareholders' equity $661 thousand, as well as the continued amortization of the unearned RRP shares, which increased shareholders' equity $484 thousand.

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

                                                             2000                         1999                         1998
                                               ---------------------------  ---------------------------  --------------------------
                                               Average    Interest  Yield/  Average    Interest  Yield/  Average    Interest  Yield/
                                               Balance    Inc./Exp. Rate    Balance    Inc./Exp. Rate    Balance    Inc./Exp. Rate
                                               -------    --------- ------  -------    --------- ------  -------    --------- -----
Earning assets                                                                 (Dollars in Thousands)
  Loans receivable (1) ......................$ 466,644  $  34,872  7.47%  $ 442,802  $  32,578  7.36%  $ 322,335  $  24,623  7.64%
  Securities available for sale (AFS) (2)....  209,359     13,800  6.59%    239,439     15,245  6.37%    205,995     13,479  6.54%
  Federal Home Loan Bank stock ..............    8,832        610  6.91%      7,402        503  6.80%      5,048        364  7.21%
  Federal funds sold and interest-
    bearing deposits ........................    7,331        463  6.32%      9,319        441  4.73%     10,632        507  4.77%
                                               -------     ------           -------     ------           -------     ------
      Total earning assets ..................  692,166     49,745  7.19%    698,962     48,767  6.98%    544,010     38,973  7.16%
                                               -------     ------           -------     ------           -------     ------
Allowance for loan losses ...................   (5,571)                      (5,314)                      (4,220)
Unrealized (loss) gain on AFS securities ....   (9,176)                      (3,176)                         225
Other assets ................................   34,260                       33,970                       21,191
                                               -------                      -------                      -------
Total average assets ........................$ 711,679                    $ 724,442                    $ 561,206
                                             =========                    =========                    =========
Interest-bearing liabilities
  Savings deposits ..........................$ 126,829      3,473  2.74%  $ 137,506      4,001  2.91%  $ 103,513      3,119  3.01%
  NOW  deposits .............................   40,117        685  1.71%     36,703        567  1.54%     25,410        549  2.16%
  Certificates of deposit ...................  240,777     13,620  5.66%    223,551     11,242  5.03%    176,136      9,882  5.61%
  Money market accounts .....................   25,794        994  3.85%     24,628        945  3.84%      8,481        272  3.21%
  Borrowed funds ............................  159,000      9,779  6.15%    173,803      9,564  5.50%    150,335      8,619  5.73%
                                               -------     ------           -------     ------           -------     ------
      Total interest-bearing liabilities ....  592,517     28,551  4.82%    596,191     26,319  4.41%    463,875     22,441  4.84%
Demand deposits .............................   36,850     ------            35,051     ------            24,466     ------
Other liabilities ...........................    6,382                       11,407                       10,124
                                               -------                      -------                      -------
Total liabilities ...........................  635,749                      642,649                      498,465
Shareholders' equity ........................   75,930                       81,793                       62,741
                                               -------                      -------                      -------
Total average liabilities & equity ..........$ 711,679                    $ 724,442                    $ 561,206
                                             =========                    =========                    =========
    Net interest income .....................           $  21,194                    $  22,448                    $  16,532
                                                          =======                      =======                      =======
    Interest rate spread ....................                      2.37%                        2.57%                        2.32%
                                                                  ======                       ======                       ======
    Net earning assets ...................... $  99,649                   $$ 102,771                   $  80,135
                                              =========                    =========                    =========
    Net interest margin .....................                      3.06%                        3.21%                        3.04%
                                                                  ======                       ======                       ======
    Average earning assets/Average
      interest-bearing liabilities ..........    116.82%                      117.24%                     117.28%
                                              ==========                  ===========                  ==========
(1)Calculated net of deferred loan fees and costs,loan discounts and loans in process.
(2)Securities available for sale exclude securities pending settlement.

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

                                           -----------------------------------------------------------------------
                                                          2000 vs. 1999                        1999 vs. 1998
                                           ---------------------------------    ---------------------------------
                                                   Increase                             Increase
                                                  (Decrease)                           (Decrease)
                                                    Due to           Total               Due to           Total
                                              -----------------     Increase       -----------------     Increase
                                              Volume       Rate    (Decrease)      Volume       Rate    (Decrease)
                                           ----------   -------    ---------   -----------   -------    ---------
Earning assets                                                           (In thousands)
  Loans receivable .....................   $ 1,775     $   519     $  2,294     $ 8,826     $  (871)    $  7,955
  Securities available for sale ........    (1,982)        537       (1,445)      2,118        (352)       1,766
  Federal Home Loan Bank stock .........       100           7          107         159         (20)         139
  Federal funds sold and interest-
    bearing deposits ...................      (107)        129           22         (61)         (5)         (66)
                                           -------      -------     -------     -------      -------     -------
      Total earning assets .............      (214)      1,192          978      11,042      (1,248)       9,794
                                           -------      -------     -------     -------      -------     -------

Interest-bearing liabilities
  Savings deposits .....................      (300)       (228)        (528)        985        (103)         882
  NOW  deposits ........................        55          63          118          50         (32)          18
  Certificates of deposit ..............       908       1,470        2,378       2,212        (852)       1,360
  Money market accounts ................        45           4           49         610          63          673
  Borrowed funds .......................      (855)      1,070          215       1,273        (328)         945
                                           -------      -------     -------     -------      -------     -------
      Total interest-bearing liabilities      (147)      2,379        2,232       5,130      (1,252)       3,878
                                           -------      -------     -------     -------      -------     -------

    Net interest income ................   $   (67)    $(1,187)     $(1,254)    $ 5,912     $     4      $ 5,916
                                           =======     ========     =======     =======     ========     =======

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999.

Net Income. Net income for the year ended December 31, 2000 was $3.5 million compared to $4.3 million for the year ended December 31, 1999. Net income for the year ended December 31, 2000 was reduced primarily as a result of decreased net interest income and increased non-interest expenses, offset in part by an increase in non-interest income (primarily net gains on securities transactions) and decreases in the provision for loan losses and income tax expense. These and other changes are discussed in more detail below.

Net Interest Income. Net interest income decreased $1.3 million, or 5.6%, to $21.2 million for the year ended December 31, 2000 from $22.4 million for the year ended December 31, 1999. The decrease in net interest income was primarily due to a decrease in the interest rate spread from 2.57% for the year ended December 31, 1999 to 2.37% for the year ended December 31, 2000, as well as a decrease in the net interest margin from 3.21% to 3.06%.

Earning assets consist of loans receivable, securities available for sale, federal funds sold and interest-bearing deposits, and FHLB of New York stock. Interest-bearing liabilities consist of interest-bearing deposits, FHLB advances and securities repurchase agreements.

The interest rate spread, which is the difference between the yield on average earning assets and the cost of average interest-bearing liabilities, decreased to 2.37% for the year ended December 31, 2000, from 2.57% for the year ended December 31, 1999. The decrease in the interest rate spread is due to the increase in the average cost of interest-bearing liabilities exceeding the increase in the average yield on earning assets during the period. During 2000, the Company re-deployed assets from lower-yielding securities available for sale to the higher-yielding loan portfolio and, on an interim basis, to term deposits and federal funds sold. Primarily due to the shift to loans receivable, the average yield on earning assets increased from 6.98% for the year ended December 31, 1999 to 7.19% for the year ended December 31, 2000. The impact of this increase was more than offset by increases in the average rate paid on time deposits and borrowings of 63 basis points, to 5.66%, and 65 basis points, to 6.15%, respectively. Thus, the average cost of interest-bearing liabilities increased to 4.82% for the year ended December 31, 2000 from 4.41% for the previous year.

The experience of the Company has been that net interest income declines with increases in market interest rates and that net interest income increases with decreases in market interest rates. Generally, during periods of increasing market interest rates, the Company's interest rate sensitive liabilities re-price faster than its interest rate sensitive assets causing a decline in the Company's interest rate spread and net interest margin. This would result from an increase in the Company's cost of funds that would not be immediately and fully offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on earning assets would tend to reduce net interest income. This trend was evident in 1999 and 2000 when market interest rates generally began to increase during the second half of 1999 and continued into the first half of the year 2000. This increase in interest rates caused a decline in the net interest margin from 3.21% for the year ended December 31, 1999, to 3.06% for the year ended December 31, 2000.

The Company operates in an environment of intense competition for deposits and loans. The competition in today's environment is not limited to other local banks and thrifts, but also includes a myriad of financial services providers that are located both within and outside the Company's local market area. Due to this heightened level of competition to attract and retain customers, the Company must continue to offer competitive interest rates on loans and deposits. As a consequence of these competitive pressures, from time-to-time, the relative spreads between interest rates earned and interest rates paid will tighten, exerting downward pressure on net interest income, the interest rate spread and the net interest margin. This is especially true during periods when the growth in earning assets lags behind the growth in interest-bearing liabilities. However, management does not want to discourage, by offering noncompetitive interest rates, the creation of new customer relationships or jeopardize existing relationships thereby curtailing the Company's customer base and loan growth and the attendant benefits to be derived from them. Management believes that the longer-term benefits to be derived from this position will outweigh the shorter-term costs associated with attracting, cross-selling and retaining an expanding customer base. The growing customer base provides the Company with the potential for future, profitable customer relationships, which should in turn increase the value of the franchise.

Interest and Dividend Income. Interest and dividend income increased by $978 thousand, or 2.0%, to $49.7 million for year ended December 31, 2000 from $48.8 million for year ended December 31, 1999. The increase was largely the result of the shift in the average balance of earning assets from securities available for sale to loans receivable (and, to a much lesser extent, FHLB stock), offset in part by a decrease in the average balance of total earning assets. The average balance of loans receivable increased $23.8 million, or 5.4%, and the average balance of FHLB stock increased $1.4 million, or 19.3%. These increases were more than offset by a decrease in the average balance of securities available for sale of $30.1 million, or 12.6%. In addition to the decrease and shift in the average balance of earning assets was a 21 basis point increase in the average yield on total earning assets. The yield on the average balance of earning assets was 7.19% and 6.98% for the year ended December 31, 2000 and 1999, respectively.

Interest and fees on loans increased $2.3 million, or 7.0%, to $34.9 million for year ended December 31, 2000. This increase was primarily the result of an increase in the average balance of net loans receivable of $23.8 million, or 5.4%, to $466.6 million for the year ended December 31, 2000 from $442.8 million for the year ended December 31, 1999, in addition to an 11 basis point increase in the average yield. The increase in the average yield is the result of the increase in market interest rates during the second half of 1999 and the first half of 2000, and the change in the mix of the loan portfolio to a higher percentage of commercial-type loans, which generally have higher yields than residential real estate and home equity loans. For further information regarding changes in market interest rates and the impact on interest rate spread and net interest margin, please refer to "Market Risk".

Interest income on securities available for sale decreased $1.4 million, or 9.5%, to $13.8 million for the year ended December 31, 2000 from $15.2 million for the previous year. This decrease is primarily the result of a decrease of $30.1 million in the average balance of securities available for sale offset in part by a 22 basis point increase in the average yield on these securities. The increase in the average yield is the result of the increase in market interest rates during the second half of 1999 and the first half of 2000.

Interest income on FHLB stock increased $107 thousand, or 21.3%, to $610 thousand for the year ended December 31, 2000 from $503 thousand for the previous year primarily due to a increase in the average balance of FHLB stock of $1.4 million, or 19.3%, coupled with an 11 basis point increase in the average yield.

Interest Expense. Total interest expense increased by $2.2 million, or 8.5%, to $28.6 million for the year ended December 31, 2000 from $26.3 million for the year ended December 31, 1999. Total average interest-bearing liabilities decreased by $3.7 million, or 0.6%, to $592.5 million in 2000 compared to $596.2 million in 1999 primarily due to the pay down of borrowed funds, partially offset by an increase in average interest-bearing deposits. The average balance of borrowed funds decreased $14.8 million, or 8.5%, from $173.8 million for the year ended December 31, 1999 to $159.0 million for the year ended December 31, 2000. During the same periods, the average rate paid on interest-bearing liabilities increased by 41 basis points to 4.82% from 4.41%.

Total interest expense for the year ended December 31, 2000 increased primarily due to an increase of 63 basis points, to 5.66%, in the average rate paid on certificates of deposit during the period. In addition, the average balance of these deposit accounts increased to $240.8 million for the year ended December 31, 2000, from $223.6 million for the previous year. Likewise, interest expense relative to borrowed funds and NOW accounts increased during the period. The increase in interest on borrowed funds was primarily due to an increase in the average cost of these funds from 5.50% for the year ended December 31, 1999 to 6.15% for the year ended December 31, 2000, which more than offset the decrease in the average balance.

Provision for Loan Losses. The Company's provision for loan losses is based upon management's analysis of the adequacy of the allowance for loan losses. The allowance is increased by a charge to the provision for loan losses, the amount of which depends upon an analysis of the changing risks inherent in the loan portfolio. Management determines the adequacy of the allowance for loan losses based upon its analysis of risk factors in the loan portfolio. This analysis includes evaluation of credit risk for specifically reserved loans, historical loss experience, economic conditions, estimated fair value of underlying collateral, delinquencies, and other factors. The provision for loan losses for the year ended December 31, 2000 decreased $310 thousand to $480 thousand from $790 thousand for the year ended December 31, 1999. The provision was reduced primarily due to improved asset quality, as evidenced by the decrease in the ratio of non-performing loans to total loans from 0.89% at December 31, 1999 to 0.70% at December 31, 2000, partially offset by an increase in net loan charge-offs and a change in the mix of the loan portfolio, which now has a higher concentration of commercial-type loans.

Non-Interest Income. Total non-interest income increased by $238 thousand to $2.0 million for the year ended December 31, 2000 from $1.8 million for the year ended December 31, 1999, an increase of 13.2%. The increase was due almost entirely to net gains on securities transactions of $222 thousand in 2000 resulting from the recognition of a gain on sale of equity securities of $1.7 million during the fourth quarter of 2000, partially offset by losses of $1.5 million on the sale of approximately $65.5 million of debt securities (primarily during the fourth quarter), as the Company completed a significant restructuring of its balance sheet. In addition to the increase in net gains on securities transactions, the Company experienced a $77 thousand increase in other income, from $427 thousand in 1999 to $504 thousand in 2000. During the first quarter of 2000, the Company increased its fees charged for cashing non-customer tax refund checks, in addition to increasing the fees associated with the purchase of bank checks and money orders. Moreover, the Company now charges an ATM fee for non-customer transactions made at the Company's ATM machines. Partially offsetting the increase in net gains on securities transactions and other income was a decrease in service charges on deposits of $61 thousand, primarily due to the reduction in volume of NSF charges to customers experienced by the Company during 2000 as compared to 1999.

Non-Interest Expenses. Non-interest expenses increased $730 thousand, or 4.5%, to $16.8 million for the year ended December 31, 2000 from $16.1 million for the previous year primarily due to increased data processing costs and increased professional fees. These and other changes are discussed in more detail below.

Salaries, wages and benefits expense increased by $29 thousand, or 0.4%, in 2000. This nominal increase was the result of increased salaries and wages associated with the increase in staff in the commercial loan department due to the Company's decision to increase emphasis in growing commercial lending, coupled with the general cost of living and merit raises given to employees at the beginning of 2000. These increases were offset in part by the elimination of temporary outside services relative to work performed during the second half of 1999 and the reduction in ESOP expense. The expense related to the ESOP for 2000 was $83 thousand lower than the previous year due to the lower stock price in 2000 relative to 1999, as well as the lower number of shares released for allocation in 2000 compared to 1999. In addition, during the first quarter of 1999, salaries, wages and benefits expense was reduced due to the reversal of an accrual associated with severance offered to an employee terminated at the time of the merger with AFSALA Bancorp, Inc. in November 1998, which was not accepted. Management believes that salaries, wages and benefits expenses may fluctuate in future periods as costs related to the Company's ESOP are dependent on the Company's average stock price.

Effective November 30, 2000, the Company froze all pension accruals under its defined benefit pension plan and also froze participation in the plan. Since the Company's prior contributions to the plan were intended to fund both benefits earned and those expected to be earned in the future, the freezing of benefits generated a curtailment gain of $1.0 million. The Company uses a measurement date of October 1 for the purposes of accounting for the plan. Accordingly, the curtailment gain was not recognized in the Company's 2000 consolidated statement of income. The curtailment gain will be recognized in other income in the Company's consolidated statement of income in the first quarter of 2001. In addition to the curtailment gain, the Company anticipates recognizing a net periodic pension credit as a component of salaries, wages and benefits of approximately $256 thousand for the year ending December 31, 2001, primarily as a result of reducing the service cost component of net periodic pension cost. This compares to net periodic pension expense of approximately $78 thousand recognized for the year ended December 31, 2000. However, the Company expects an increase in expense in 2001 related to matching contributions to be made under the Company's 401(k) plan. No matching contributions were made in 2000, 1999 or 1998.

Occupancy and equipment increased $6 thousand to $2.4 million for the year ended December 31, 2000 when compared to the previous year, primarily due to an increase in depreciation of furniture, fixtures and equipment resulting from computer hardware and software upgrades related to year 2000 compliance subsequent to the first quarter of 1999. Likewise, depreciation of buildings increased due primarily to renovations completed at the Main Office and a branch office during the third quarter of 1999. Offsetting these increases was the acceleration of depreciation and amortization of equipment and leasehold improvements, during the first quarter of 1999, on a branch being closed as a result of the acquisition of AFSALA Bancorp, Inc.

Data processing increased $234 thousand, or 17.2%, from $1.4 million in 1999 to $1.6 million for the year ended December 31, 2000 due primarily to the increase in volume of deposit and loan accounts serviced by the Company. In addition, during the first quarter of 1999, at the time of the initial conversion of the core application data system, the Company received credits from the new data center totaling approximately $92 thousand to be applied against data processing fees in the first quarter of 1999. No such credits were received in 2000.

Real estate owned and repossessed assets expense increased $13 thousand to $73 thousand for the year ended December 31, 2000 primarily due to the increase in real estate owned and repossessed assets during the year.

Professional fees increased $378 thousand, or 70.5%, to $914 thousand for the year ended December 31, 2000, from $536 thousand for the previous year. The increased professional fees were due primarily to expenses of $318 thousand associated with the attempted acquisition of and tender offer for Cohoes Bancorp, Inc. Also impacting professional fees during 2000 were costs associated with certain tax planning strategies being implemented by the Company during the year.

Other non-interest expense increased $71 thousand, or 2.2%, to $3.3 million for the year ended December 31, 2000 when compared to the previous year. This increase was primarily due to expenses associated with the promotion and advertising of time deposit and lending products offered during the first half of 2000.

Income Tax Expense. Income tax expense decreased by $675 thousand, or 21.8%, to $2.4 million for the year ended December 31, 2000 from $3.1 million for the year ended December 31, 1999. The decrease was primarily the result of the decrease in income before taxes, as well as certain tax planning strategies implemented by the Company.


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

The interest rate spread increased to 2.57% for the year ended December 31, 1999 from 2.32% for the year ended December 31, 1998. The increase in the interest rate spread was primarily the result of the decrease in the average cost of interest-bearing liabilities being greater than the decrease in the average yield on earning assets.

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


Asset Quality

     The Company's loan portfolio consists primarily of one-to-four family residential mortgage and home equity loans, which as a percentage of the Company's total loan portfolio were 82.3% at December 31, 2000. During 1999 and into 2000, the Company also began to re-emphasize commercial real estate and commercial business lending. Those loans, by nature, tend to be of a shorter term than one-to-four family residential mortgages. In addition, the interest rate charged on commrcial real estate and commercial business loans generally adjusts within a period of five years or less. The growth in these loans should improve the interest rate risk position of the Company. The commercial and multi-family real estate portfolios increased $12.7 million to $44.5 million at December 31, 2000 from $31.8 million at December 31, 1999, an increase of 39.9%. Likewise, commercial business loans increased $7.4 million, or 111.0%, to $14.0 million at December 31, 2000.

The Company's non-performing assets consist of non-accruing loans, accruing loans delinquent more than 90 days, troubled debt restructurings and foreclosed and repossessed assets. Total non- performing assets at December 31, 2000 were $3.6 million, or 0.51% of total assets, compared with $4.5 million and $3.3 million at December 31, 1999 and 1998, respectively. The decrease in total non-performing assets from year-end 1999 to year-end 2000 was due to a $964 thousand decrease in total non-performing loans. Total non-performing loans decreased from $4.2 million at December 31, 1999 to $3.2 million at December 31, 2000. This decrease was due primarily to a decrease in accruing loans delinquent more than 90 days, of $811 thousand from December 31, 1999 to December 31, 2000. This decrease in accruing loans delinquent more than 90 days was due primarily to several commercial real estate loans which were 90 days or more past their contractual maturity dates at December 31, 1999, which were refinanced during 2000. These loans, although past their contractual maturity or balloon dates, were making regularly scheduled payments. The Company's ratio of non-performing loans to total loans and allowance for loan losses to non-performing loans were 0.70% and 177.0%, respectively, at December 31, 2000, compared to 0.89% and 130.9%, respectively, at December 31, 1999.


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

The Company's net interest income is sensitive to changes in interest rates, as the rates paid on its interest-bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

To mitigate the impact of changing interest rates on its net interest income, the Company manages its interest rate sensitivity and asset/liability products through its asset/liability management committee. The asset/liability management committee meets weekly to determine the rates of interest for loans and deposits and consists of the President and Chief Executive Officer, the Senior Vice President and Chief Commercial Lending Officer, the Senior Vice President and Chief Consumer Lending Officer, and the Treasurer and Chief Financial Officer. Rates on deposits are primarily based on the Company's needs for funds and on a review of rates offered by other financial institutions in the Company's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Company's primary market areas, as well as the Company's cost of funds.

The committee manages the interest rate sensitivity of the Company through the determination and adjustment of asset/liability composition and pricing strategies. The committee then monitors the impact on interest rate risk and the earnings consequences of such strategies for consistency with the Company's liquidity needs, growth, and capital adequacy. The Company's principal strategy is to reduce the interest rate sensitivity of its interest-earning assets and to match, as closely as possible, the maturities of interest-earning assets with interest-bearing liabilities.

The Company is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis or at a different pace than its interest-earning assets. Management of the Company believes it is important to manage the effect interest rates have on the Company's net portfolio value ("NPV") and net interest income. NPV helps measure interest rate risk by calculating the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

Presented below is an analysis of the Bank's interest rate risk as calculated by the OTS as of December 31, 2000, measured by changes in the Bank's NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points increments, up and down 300 basis points.

                                                              NPV as % of PV
                           Net Portfolio Value                  of Assets
                      ----------------------------------    ------------------

       Change                                                NPV
      in Rates        $Amount    $Change(1)    %Change(2)   Ratio(3) Change(4)
      --------        -------    ----------    ----------   -------- ---------

                           (Dollars in thousands)

        +300 bp       36,109     (39,220)         (52)%         5.44%  -512 bp
        +200 bp       48,882     (26,447)         (35)          7.19   -337 bp
        +100 bp       62,067     (13,262)         (18)          8.91   -165 bp
           0 bp       75,329                                   10.56
        -100 bp       83,341       8,012           11          11.49     93 bp
        -200 bp       90,531      15,202           20          12.29    173 bp
        -300 bp      100,992      25,663           34          13.44    288 bp

-------------------------------------------------------------------------------
(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates compared to the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)  Calculated  as the  estimated NPV divided by present value of total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

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

The experience of the Company has been that net interest income declines with increases in market interest rates and that net interest income increases with decreases in market interest rates. Generally, during periods of increasing interest rates, the Company's interest rate sensitive liabilities would re-price faster than its interest rate sensitive assets causing a decline in the Company's interest rate spread and net interest margin. This would result from an increase in the Company's cost of funds that would not be immediately and fully offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on earning assets would tend to reduce net interest income. This trend was evident in 1999 and 2000 when market interest rates generally began to increase during the second half of 1999 and continued into the first half of 2000. This increase in interest rates caused a decline in the net interest margin and net interest rate spread from 3.21% and 2.57%, respectively, for the year ended December 31, 1999, to 3.06% and 2.37%, respectively, for the year ended December 31, 2000. In January 2001, the Federal Reserve Board took actions to reduce short-term interest rates by 100 basis points, in two separate 50 basis point cuts. These market interest rate reductions (in addition to actions taken by the Company during 2000 to reduce borrowings, lengthen the maturities of its remaining borrowings, increase deposits, and increase commercial-type loans) should help reduce the pressure on the Company's net interest margin and interest rate spread in 2001.


Liquidity and Capital Resources


The Bank is required by OTS regulations to maintain, for each calendar month, a daily average balance of cash and eligible liquid investments of not less than 4% of the average daily balance of its net withdrawable savings and borrowings (due in one year or less) during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10%. The Bank's average liquidity ratio was 31.25% and 28.36% at December 31, 2000 and 1999, respectively.

The Company's sources of liquidity include cash flows from operations, principal and interest payments on loans, mortgage-backed securities and collateralized mortgage obligations, maturities of securities, deposit inflows, borrowings from the FHLB of New York and proceeds from the sale of securities sold under agreements to repurchase.

While maturities and scheduled amortization of loans and securities are, in general, a predictable source of funds, deposit flows and prepayments on loans and securities are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight and short-term deposits which provide liquidity to meet lending requirements.

In addition to deposit growth, the Company borrows funds from the FHLB of New York or may utilize other types of borrowed funds to supplement its cash flows. At December 31, 2000 and 1999, the Company had $71.4 and $92.2 million, respectively, in outstanding borrowings from the FHLB and $72.5 million and $112.7 million, respectively, in securities repurchase agreements, the vast majority of which are also with the FHLB. See note 9 to the consolidated financial statements for further information regarding the Company's borrowings.

As of December 31, 2000 and 1999, the Company had $139.0 million and $212.1 million, respectively, of securities classified as available for sale. As of December 31, 2000, the Company also had $51.6 million of interest-bearing deposits, as well as $11.6 million of federal funds sold. The liquidity of the securities available for sale portfolio, interest-bearing deposits and federal funds sold provides the Company with additional potential cash flows to meet loan growth and deposit flows.

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

The Bank is subject to federal regulations that impose certain minimum capital requirements. At December 31, 2000, the Bank's capital exceeded each of the regulatory capital requirements of the OTS. The Bank is "well capitalized" at December 31, 2000 according to regulatory definition. At December 31, 2000, the Bank's tangible and core capital levels were both $64.0 million (9.1% of total adjusted assets) and its total risk-based capital level was $68.3 million (19.7% of total risk-weighted assets). The minimum regulatory capital ratio requirements of the Bank are 1.5% for tangible capital, 4.0% for core capital, and 8.0% for total risk-based capital. See note 15 to the consolidated financial statements for further information regarding the Bank's regulatory capital requirements.

The Board of Directors previously authorized the repurchase of up to 10% of the Company's common stock, or approximately 477,000 shares. During 2000, the Company repurchased 374,906 shares of the Company's common stock in open-market transactions at a total cost of $5.7 million.


Effect of Inflation and Changing Prices


The Company's consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services.



Recent Accounting Pronouncement


In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As amended, this Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company adopted Statement No. 133 on January 1, 2001. As of January 1, 2001, the Company did not have any derivative instruments or derivative instruments embedded in other contracts, and therefore the adoption of Statement No. 133 did not have a material impact on the Company's consolidated financial statements.


Unaudited Consolidated Quarterly Financial Information
                                                                2000                                         1999
                                           -----------------------------------------    -----------------------------------------
                                              3/31       6/30      9/30       12/31        3/31       6/30      9/30       12/31
                                           --------   --------   --------   --------    --------   --------   --------   --------
                                                                (In thousands, except share and per share data)
Interest and dividend income .......       $12,544    $12,436    $12,373    $12,392     $11,964    $11,957    $12,334    $12,512

Net interest income ................         5,516      5,446      5,203      5,029       5,393      5,506      5,892      5,657

Provision for loan losses ..........           120        120        120        120         255        240        175        120

Income  before taxes ...............         1,707      1,567      1,488      1,200       1,816      1,868      2,200      1,514

Net income .........................           984        929        904        725       1,035      1,092      1,257        919

Basic earnings per share ...........          0.21       0.20       0.19       0.16        0.21       0.22       0.26       0.20
Diluted earnings per share .........          0.21       0.20       0.19       0.16        0.20       0.22       0.26       0.19

Average Shares Outstanding - Basic .     4,669,625  4,627,006  4,653,495  4,515,314   5,009,031  4,993,494  4,838,482  4,673,154
Average Shares Outstanding - Diluted     4,691,976  4,666,262  4,692,862  4,572,865   5,060,835  5,058,050  4,894,297  4,731,445

                          Independent Auditors' Report


The Shareholders and Board of Directors
Ambanc Holding Co., Inc.:


We have audited the accompanying consolidated statements of financial condition of Ambanc Holding Co., Inc. and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambanc Holding Co., Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/KPMG LLP
Albany, New York
February 9, 2001

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                                                                     December 31,
                                                                   2000        1999
                                                               ----------   ----------
                                                                    (In thousands)
    Assets
Cash and due from banks ....................................   $  15,306       26,380
Federal funds sold .........................................      11,600         --
Interest-bearing deposits ..................................      51,591        3,231
                                                               ---------    ---------
   Cash and cash equivalents ...............................      78,497       29,611
Securities available for sale, at fair value ...............     138,990      212,145
Federal Home Loan Bank of New York stock, at cost ..........       8,870        8,748
Loans receivable, net ......................................     459,958      465,477
Accrued interest receivable ................................       4,103        4,411
Premises and equipment, net ................................       5,288        5,646
Real estate owned and repossessed assets ...................         373          322
Goodwill, net ..............................................       6,858        7,390
Other assets ...............................................       3,699        6,922
                                                               ---------    ---------
   Total assets ............................................   $ 706,636      740,672
                                                               =========    =========
  Liabilities and Shareholders' Equity
Liabilities:
 Deposits ..................................................     478,592      450,134
 Federal Home Loan Bank short-term borrowings ..............       5,000       71,200
 Federal Home Loan Bank long-term advances .................      66,435       20,965
 Securities sold under agreements to repurchase ............      72,500      112,740
 Advances from borrowers for taxes and insurance ...........       3,402        3,641
 Accrued interest payable ..................................       1,108        1,508
 Accrued expenses and other liabilities ....................       2,477        4,891
                                                               ---------    ---------
   Total liabilities .......................................     629,514      665,079
                                                               ---------    ---------
Commitments and contingent liabilities (note 13)
Shareholders' equity:
 Preferred stock $.01 par value. Authorized 5,000,000
  shares; none issued at December 31, 2000 and 1999 ........        --           --
 Common stock $.01 par value. Authorized 15,000,000 shares;
  5,432,245 shares issued at December 31, 2000 and 1999 ....          54           54
 Additional paid-in capital ................................      63,529       63,314
 Retained earnings, substantially restricted ...............      29,994       28,879
 Treasury stock, at cost (829,279 shares at December
  31, 2000 and 465,155 shares at December 31, 1999) ........     (13,032)      (7,486)
 Unallocated common stock held by ESOP .....................      (1,909)      (2,353)
 Unearned RRP shares .......................................        (126)        (443)
 Accumulated other comprehensive loss ......................      (1,388)      (6,372)
                                                               ---------    ---------
   Total shareholders' equity ..............................      77,122       75,593
                                                               ---------    ---------
   Total liabilities and shareholders' equity ..............   $ 706,636      740,672
                                                               =========    =========
See accompanying notes to consolidated financial statements

                   AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                       Consolidated Statements of Income
                                                             Years ended December 31,
                                                           2000       1999       1998
                                                          -------   -------   -------
                                                   (In thousands, except per share amounts)
Interest and dividend income:
 Loans receivable .....................................   $34,872    32,578    24,623
 Securities available for sale ........................    13,800    15,245    13,479
 Federal funds sold and interest-bearing deposits .....       463       441       507
 Federal Home Loan Bank stock .........................       610       503       364
                                                          -------   -------   -------
   Total interest and dividend income .................    49,745    48,767    38,973
                                                          -------   -------   -------
Interest expense:
 Deposits .............................................    18,772    16,755    13,822
 Borrowings ...........................................     9,779     9,564     8,619
                                                          -------   -------   -------
   Total interest expense .............................    28,551    26,319    22,441
                                                          -------   -------   -------
   Net interest income ................................    21,194    22,448    16,532
Provision for loan losses .............................       480       790       900
                                                          -------   -------   -------
   Net interest income after provision for loan losses     20,714    21,658    15,632
                                                          -------   -------   -------
Non-interest income:
 Service charges on deposit accounts ..................     1,315     1,376     1,012
 Net gains (losses) on securities transactions ........       222      --        (165)
 Other ................................................       504       427       297
                                                          -------   -------   -------
   Total non-interest income ..........................     2,041     1,803     1,144
                                                          -------   -------   -------
Non-interest expenses:
 Salaries, wages and benefits .........................     8,056     8,027     6,423
 Non-recurring termination benefits ...................      --        --         608
 Occupancy and equipment ..............................     2,355     2,349     1,932
 Data processing ......................................     1,594     1,360     1,688
 Real estate owned and repossessed assets expenses, net        73        60        61
 Professional fees ....................................       914       536       735
 Amortization of goodwill .............................       532       533        67
 Other ................................................     3,269     3,198     3,561
                                                          -------   -------   -------
   Total non-interest expenses ........................    16,793    16,063    15,075
                                                          -------   -------   -------
Income before taxes ...................................     5,962     7,398     1,701
Income tax expense ....................................     2,420     3,095       670
                                                          -------   -------   -------
   Net income .........................................   $ 3,542     4,303     1,031
                                                          =======   =======   =======
Basic earnings per share ..............................   $  0.77      0.88      0.26
                                                          =======   =======   =======
Diluted earnings per share ............................   $  0.76      0.87      0.26
                                                          =======   =======   =======

See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
        Consolidated Statements of Changes in Shareholders' Equity
                     Years ended December 31, 2000, 1999 and 1998
                 (In thousands, except share and per share data)
                                                                    Additional
                                                           Common    paid-in   Retained   Treasury
                                                           stock     capital   earnings    stock
                                                          -------  ----------  --------   --------
Balance at December 31, 1997 ..........................        54    52,385     26,458    (12,585)
Comprehensive income:
 Net income ...........................................        --        --      1,031         --
 Other comprehensive income, net of tax:
   Unrealized net holding gains on securities available
     for sale arising during the year (pre-tax $908)
   Reclassification adjustment for net losses on
     securities  transactions realized in net
     income during the year (pre-tax $165)
 Other comprehensive income ...........................        --        --         --         --
      Comprehensive income
Purchase of treasury shares (215,320 shares) ..........        --        --         --     (4,111)
Release of ESOP shares (48,498 shares) ................        --       331         --         --
RRP shares vested .....................................        --        --         --         --
Tax benefit related to RRP shares vested ..............        --        76         --         --
RRP shares forfeited (29,331 shares) ..................        --        --         --       (403)
Exercises of stock options (9,489 shares) .............        --         5         --        125
Acquisition of AFSALA Bancorp, Inc. (see note 2).......        --    10,222         --     16,645
Cash dividends - $0.25 per share ......................        --        --     (1,133)        --
                                                          -------  ----------  --------   --------
Balance at December 31, 1998 ..........................        54    63,019     26,356       (329)
Comprehensive loss:
 Net income ...........................................        --        --      4,303         --
 Other comprehensive loss, net of tax:
   Unrealized net holding losses on securities available
     for sale arising during the year (pre-tax $11,237)        --        --         --         --
      Comprehensive loss
Purchase of treasury shares (459,000 shares) ..........        --        --         --     (7,438)
Release of ESOP shares (46,434 shares) ................        --       279         --         --
Issuance of RRP shares (7,586 shares) .................        --        --         (4)       121
RRP shares vested .....................................        --        --         --         --
Tax benefit related to RRP shares vested ..............        --        21         --         --
Exercises of stock options (10,167 shares) ............        --        (5)       (16)       160
Cash dividends - $0.34 per share ......................        --        --     (1,760)        --
                                                          -------  ----------  --------   --------
Balance at December 31, 1999 ..........................   $    54    63,314     28,879     (7,486)
Comprehensive income:
 Net income ...........................................        --        --      3,542         --
 Other comprehensive income, net of tax:
   Unrealized net holding losses on securities available
     for sale arising during the year (pre-tax $ 8,528)
 Reclassification adjustment for net gains on
     securities transactions realized in net
     income during the year (pre-tax $222)
 Other comprehensive income ...........................        --        --         --         --
      Comprehensive income
Purchase of treasury shares (374,906 shares) ..........        --        --         --     (5,717)
Release of ESOP shares (44,405 shares) ................        --       217         --         --
Issuance of RRP shares(10,782 shares) .................        --        --         (4)       171
RRP shares vested .....................................        --        --         --         --
Tax benefit related to RRP shares vested ..............        --        (2)        --         --
Cash dividends - $0.50 per share ......................        --        --     (2,423)        --
                                                          -------  ----------  --------   --------
Balance at December 31, 2000 ..........................   $    54    63,529     29,994    (13,032)
                                                          =======  ==========  ========   ========
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
     Consolidated Statements of Changes in Shareholders' Equity (continued)
                  Years ended December 31, 2000, 1999 and 1998
                (In thousands, except share and per share data)

                                                       Unallocated             Accumulated
                                                       common stock   Unearned    other
                                                         held by         RRP  comprehensive          Comprehensive
                                                           ESOP        shares (loss) income  Total   income (loss)
                                                       -----------  ---------- ------------ -------- -------------
Balance at December 31, 1997 ..........................    (3,303)    (1,533)      (274)     61,202
Comprehensive income:
 Net income ...........................................        --         --         --       1,031       $1,031
 Other comprehensive income, net of tax:
   Unrealized net holding gains on securities available
     for sale arising during the year (pre-tax $908) ..                                                      545
   Reclassification adjustment for net losses on
     securities transactions realized in net
     income during the year (pre-tax $165) .....                                                              99
                                                                                                         -------
 Other comprehensive income ...........................        --         --        644         644          644
                                                                                                         -------
      Comprehensive income ............................                                             $      1,675
                                                                                                         =======
Purchase of treasury shares (215,320 shares) ..........        --         --         --      (4,111)
Release of ESOP shares (48,498 shares) ................       485         --         --         816
RRP shares vested .....................................        --        371         --         371
Tax benefit related to RRP shares vested ..............        --         --         --          76
RRP shares forfeited (29,331 shares) ..................        --        403         --          --
Exercises of stock options (9,489 shares) .............        --         --         --         130
Acquisition of AFSALA Bancorp, Inc. (see note 2).......        --         --         --      26,867
Cash dividends - $0.25 per share ......................        --         --         --      (1,133)
                                                       -----------  ---------- ------------ --------
Balance at December 31, 1998 ..........................    (2,818)      (759)       370      85,893
Comprehensive loss:
 Net income ...........................................        --         --         --       4,303       $4,303
 Other comprehensive loss, net of tax:
   Unrealized net holding losses on securities available
     for sale arising during the year (pre-tax $11,237)        --         --     (6,742)     (6,742)      (6,742)
                                                                                                         -------
      Comprehensive loss ..............................                                             $     (2,439)
                                                                                                         =======
Purchase of treasury shares (459,000 shares) ..........        --         --         --      (7,438)
Release of ESOP shares (46,434 shares) ................       465         --         --         744
Issuance of RRP shares (7,586 shares) .................        --       (117)        --          --
RRP shares vested .....................................        --        433         --         433
Tax benefit related to RRP shares vested ..............        --         --         --          21
Exercises of stock options (10,167 shares) ............        --         --         --         139
Cash dividends - $0.34 per share ......................        --         --         --      (1,760)
                                                       -----------  ---------- ------------ --------
Balance at December 31, 1999 ..........................   $(2,353)      (443)    (6,372)     75,593
Comprehensive income:
 Net income ...........................................        --         --         --       3,542       $3,542
 Other comprehensive income, net of tax:
   Unrealized net holding losses on securities available
     for sale arising during the year (pre-tax $ 8,528)                                                    5,177
 Reclassification adjustment for net gains on
     securities transactions realized in net
     income during the year (pre-tax $222)                                                                  (133)
                                                                                                         -------
 Other comprehensive income ...........................        --         --      4,984       4,984        4,984
                                                                                                         -------
      Comprehensive income ............................                                                 $  8,526
                                                                                                         =======
Purchase of treasury shares (374,906 shares) ..........        --         --         --      (5,717)
Release of ESOP shares (44,405 shares) ................       444         --         --         661
Issuance of RRP shares(10,782 shares) .................        --       (167)        --          --
RRP shares vested .....................................        --        484         --         484
Tax benefit related to RRP shares  vested..............        --         --         --          (2)
Cash dividends - $0.50 per share ......................        --         --         --      (2,423)
                                                       -----------  ---------- ------------ --------
Balance at December 31, 2000 ..........................   $(1,909)      (126)    (1,388)     77,122
                                                       ===========  ========== ============ ========
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                Years ended December 31,2000
                                                              2000       1999        1998
                                                            -------    -------     -------
                                                                     (In thousands)

Increase  (decrease)  in cash and cash  equivalents:
Cash flows from operating activities:
                                                                       C>
   Net income ..........................................   $  3,542      4,303       1,031
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization of premises and
          equipment ....................................        924        888         735
       Amoritization of goodwill .......................        532        533          67
       Net amortization of purchase accounting
          adjustments ..................................        368       (204)        (36)
       Net amortization of premiums on securities ......        250        734       1,094
       Provision for loan losses .......................        480        790         900
       Provision for losses and writedowns on real
          estate owned and repossessed assets ..........         14          6           7
       Net losses (gains) on sales of real estate
          owned and repossessed assets .................         28         --          (7)
       ESOP compensation expense .......................        661        744         816
       RRP expense .....................................        484        433         371
       Net (gains) losses on securities transactions ...       (222)        --         165
       Decrease in accrued interest
          receivable and other assets ..................        207        539          65
       (Decrease)increase in accrued interest payable
          and accrued expenses and other liabilities ...      (2,814)       479       1,423
                                                            -------    -------     -------
               Net cash provided by operating activities      4,454      9,245       6,631
                                                            -------    -------     -------
 Cash flows from investing activities:
   Proceeds from sales of securities available for sale.     69,810        ---      79,101
   Purchases of securities available for sale ..........     (4,834)   (60,296)   (157,188)
   Proceeds from principal paydowns, maturities
      and calls of securities available for sale .......     16,421     74,385     101,488
   Purchases of FHLB stock .............................       (122)    (1,533)     (3,359)
   Net loans repaid by (made to) customers .............     18,412    (46,025)    (26,391)
   Purchases of loans ..................................    (14,000)       ---     (31,888)
   Purchases of premises and equipment .................     (  566)    (1,944)       (422)
   Proceeds from sales of real estate owned and
     repossessed assets ................................        191        419         270
   Net cash acquired in acquisition ....................         --         --      24,996
                                                            -------    -------     -------
    Net cash provided by (used in) investing activities.     85,312    (34,994)    (13,393)
                                                            -------    -------     -------
                                                                                (continued)

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows, Continued
                                                                Years ended December 31,2000
                                                              2000        1999        1998
                                                            -------     -------     -------
 Cash flows from financing activities:                                (In thousands)
                                                                       >
   Net increase (decrease) in deposits ...............   $   28,458     (10,709)    (16,533)
   Net (decrease) increase in FHLB short-term
     borrowings ......................................      (66,200)     71,200     (12,300)
   Proceeds from FHLB long-term advances .............       50,000          --      20,000
   Repayments of FHLB long-term advances .............       (4,519)       (432)        (35)
   Proceeds from repurchase agreements ...............       25,391      15,550     142,575
   Repayments of repurchase agreements ...............      (65,631)    (55,210)    (89,425)
   (Decrease) increase in advances from borrowers for
      taxes and insurance ............................         (239)      1,205         150
   Purchases of treasury stock .......................       (5,717)     (7,438)     (4,111)
   Exercises of stock options ........................          ---         139         130
   Dividends paid ....................................       (2,423)     (1,760)     (1,133)
                                                            -------     -------     -------
    Net cash(used in)provided by financing activities.      (40,880)     12,545      39,318
                                                            -------     -------     -------
Net increase (decrease) in cash and cash equivalents .       48,886     (13,204)     32,556
Cash and cash equivalents at beginning of year .......       29,611      42,815      10,259
                                                            -------     -------     -------
Cash and cash equivalents at end of year .............   $   78,497      29,611      42,815
                                                            =======     =======     =======
Supplemental  disclosures  of cash flow  information -
 cash paid during the year for:
   Interest ..........................................   $   28,951      26,237      21,834
                                                            =======     =======     =======
   Income taxes ......................................   $    2,524       2,866       1,429
                                                            =======     =======     =======
Noncash investing and financing activities:
 Net transfer of loans to real estate owned and
   repossessed assets ................................   $      284         348         386
                                                            =======     =======     =======
 (Decrease) increase in amounts due to brokers for
   purchases of securities available for sale ........   $       --      (6,000)      6,000
                                                            =======     =======     =======
 Adjustment of securities available for sale to fair
   value,net of tax...................................   $    4,984      (6,742)        644
                                                            =======     ========    =======
 Fair value of non-cash assets acquired in acquisition   $       --          --     142,820
                                                            =======     =======     =======
 Fair value of liabilities assumed in acquisition ....   $       --          --     148,565
                                                            =======     =======     =======
 Issuance of RRP shares ..............................   $      171         121          --
                                                            =======     =======     =======
 Tax impact related to RRP shares vested .............   $       (2)         21          76
                                                            =======     =======     =======
 RRP shares forfeited ................................   $       --          --         403
                                                            =======     =======     =======
See accompanying notes to consolidated financial statements.

                    AMBANC HOLDING CO., INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998



(1)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying consolidated financial statements include the accounts of Ambanc Holding Co., Inc. (Ambanc or the Holding Company), and its wholly owned subsidiaries, Mohawk Community Bank, formerly known as Amsterdam Savings Bank, FSB (the Bank), and A.S.B. Insurance Agency, Inc., collectively referred to as the Company. All significant intercompany accounts have been eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to accounting principles generally accepted in the United States of America and to general practice within the banking industry.

       (b)    Use of Estimates

              The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. In connection with the determination of the allowance for loan losses, management obtains appraisals for significant loans. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination which may not be currently available to management.

              A substantial portion of the Company's assets are loans secured by real estate in the upstate New York area. Accordingly, the ultimate collectibility of a considerable portion of the Company's loan portfolio is dependent upon market conditions in the upstate New York region.

       (c)    Cash Equivalents

              For purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, due from banks, federal funds sold and interest-bearing deposits.

       (d) Securities Available for Sale, Securities Held to Maturity and FHLB of New York Stock

              Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as securities held to maturity and are stated at amortized cost. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value, with net unrealized gains and losses reported in accumulated other comprehensive income or loss. Unrealized losses on securities that reflect a decline in value that is other-than-temporary are charged to income. The Company does not maintain a trading portfolio, and at December 31, 2000 and 1999, the Company had no securities classified as held to maturity.

              Non-marketable equity securities, such as Federal Home Loan Bank of New York (FHLB) stock, are stated at cost. The investment in FHLB stock is required for membership and is pledged to secure FHLB borrowings.

              Gains and losses on the sale or call of securities available for sale are based on the amortized cost of the specific security sold or called. The cost of securities is adjusted for the amortization of premiums and the accretion of discounts, which is calculated on an effective interest method. Purchases and sales are recorded on a trade date basis.

              Mortgage-backed securities, which are guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae, represent participation interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

       (e)    Loans Receivable and Allowance for Loan Losses

              Loans receivable are stated at the unpaid principal amount, net of unearned discount, net deferred loan fees and costs, and the allowance for loan losses. Discounts are amortized to income over the contractual life of the loan using the level-yield method. Loan fees received and certain direct costs of originations are deferred and recorded as yield adjustments over the lives of the related loans using the interest method of amortization.

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

              The allowance for loan losses is maintained at a level deemed appropriate by management based on an evaluation of the known and inherent risks in the portfolio, the level of non-performing loans, past loan loss experience, the estimated value of underlying collateral, and economic conditions. The allowance is increased by provisions for loan losses charged to operations. Losses on loans (including impaired loans) are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

       (f)    Loan Impairment

              Management considers a loan to be impaired if, based on current information, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Except for loans restructured in a troubled debt restructuring, management excludes large groups of smaller-balance homogeneous loans such as residential mortgages and consumer loans, which are collectively evaluated for impairment.

       (g)    Real Estate Owned and Repossessed Assets

              Real estate owned and repossessed assets include assets received from foreclosures, in-substance foreclosures, and repossessions. A loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

              Real estate owned and repossessed assets, including in-substance foreclosures, are recorded on an individual asset basis at the lower of fair value less estimated costs to sell or the recorded investment in the loan. When a property is acquired or identified as an in-substance foreclosure, the excess, if any, of the recorded investment in the loan over the fair value of the asset acquired is charged to the allowance for loan losses. Subsequent writedowns to carry the property at fair value less costs to sell are included in non-interest expenses. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

              At December 31, 2000 and 1999, real estate owned and repossessed assets consisted primarily of one-to-four family residential properties, commercial properties and automobiles. The Company had no in-substance foreclosures at December 31, 2000 or 1999.

       (h)    Premises and Equipment, Net

              Premises and equipment are carried at cost, less accumulated depreciation applied on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the original lease (without regard to lease renewal options) or the estimated useful lives of the assets.

       (i)    Goodwill

              Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for transactions accounted for using the purchase method of accounting. Goodwill is being amortized over fifteen years using the straight-line method. Accumulated amortization of goodwill amounted to approximately $1.1 million and $600,000 at December 31, 2000 and 1999, respectively. Goodwill is periodically reviewed by management for recoverability, and impairment is recognized by a charge to income if a permanent loss in value is indicated.

       (j)    Securities Repurchase Agreements

              In securities repurchase agreements, the Company receives cash from a counterparty in exchange for the transfer of securities to a third party custodian's account that explicitly recognizes the Company's interest in the securities. These agreements are accounted for by the Company as secured financing transactions since it maintains effective control over the transferred securities and meets other criteria for such accounting as specified in Statement of Financial Accounting Standards (SFAS) No. 125. Accordingly, the cash proceeds are recorded as borrowed funds and the underlying securities continue to be carried in the Company's securities available for sale portfolio.

       (k)    Income Taxes

              Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is realized in income tax expense in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers taxable temporary differences, historical income taxes paid, estimates of future taxable income and available tax-planning strategies.

       (l)    Financial Instruments

              In the normal course of business, the Company is a party to certain financial instruments with off-balance sheet risk such as commitments to extend credit, unused lines of credit and standby letters of credit. The Company's policy is to record such instruments when funded.

       (m)    Stock-Based Compensation Plans

              The Company accounts for its Stock Option Plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method of SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

              The Company's Recognition and Retention Plan (RRP) is also accounted for in accordance with APB Opinion No. 25 and related Interpretations. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a deduction from shareholders' equity) and amortized to compensation expense as the shares become vested.

       (n)    Earnings per share

              Basic earnings per share (EPS) excludes dilution and is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Shares of restricted stock are considered outstanding common shares and included in the computation of basic EPS when they become fully vested. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as the Company's stock options and unvested RRP shares) were exercised or otherwise resulted in the issuance of common stock. Dilution is measured by the number of incremental shares that would be issued, computed using the treasury stock method. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for either the basic or diluted EPS calculations.

       (o)    Official Bank Checks

              The Company has certain official bank checks which are drawn upon the Bank and ultimately paid through the Bank's Federal Reserve Bank of New York correspondent account. These outstanding checks are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

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

       Upon consummation of the merger, each share of AFSALA common stock was converted into the right to receive 1.07 shares of Ambanc common stock. Based on the 1,249,727 shares of AFSALA common stock issued and outstanding immediately prior to the merger, the Company issued 1,337,081 shares of common stock in the merger and paid out 126 fractional shares in cash. Of the 1,337,081 shares issued in the merger, 1,327,086 were issued from the Company's treasury stock and 9,995 were newly-issued shares. In addition, under the merger agreement, the Company assumed unexercised, fully-vested options to purchase 144,118 shares of AFSALA common stock, which converted into fully-vested options to purchase 154,203 shares of Ambanc common stock. See also Note 11(d).

       The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16, "Business Combinations." Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values. The acquisition of AFSALA resulted in approximately $8.0 million in excess of cost over net assets acquired ("goodwill"). Goodwill is being amortized to expense over a period of fifteen years using the straight-line method. The results of operations of AFSALA have been included in the Company's consolidated statements of income from the date of acquisition.

       In conjunction with the acquisition of AFSALA, premiums on securities, loans, time deposits and FHLB advances were recorded totaling approximately $155,000, $1,459,000, $651,000 and $26,000, respectively, in order to record these assets and liabilities at their estimated fair values based on market interest rates at the acquisition date. The premiums are being amortized over the estimated period to repricing of the respective items. For the year ended December 31, 2000, the impact of the net amortization of the premiums was to decrease net income by approximately $221,000. For the year ended December 31, 1999, the impact of the net amortization of the premiums was to increase net income by approximately $122,000. The impact of the net amortization of the premiums for the year ended December 31, 1998 was not significant.

(3)    Reserves and Investments Required by Law

       The Company is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank (FRB). The amount of this reserve requirement, satisfied by vault cash and deposits with the FRB, was approximately $7.0 million and $4.4 million at December 31, 2000 and 1999, respectively.

       The Company is required to maintain certain levels of stock in the FHLB. The Company has pledged its investment in this stock, as well as a blanket pledge of qualifying residential real estate loans, to secure its borrowings with the FHLB.


(4)    Securities Available for Sale

       The amortized cost, gross unrealized gains and losses, and estimated fair value of securities available for sale at December 31, 2000 and 1999 are as follows:

                                                                         2000
                                                     ------------------------------------------
                                                                  Gross       Gross   Estimated
                                                     Amortized  unrealized unrealized    fair
                                                       cost       gains     losses       value
                                                     --------   --------   --------    --------
                                                                     (In thousands)
     U.S. Government and agency securities .......   $ 53,704       --         (839)     52,865
     Mortgage-backed securities ..................     58,032          3       (740)     57,295
     Collateralized mortgage obligations .........     26,102          5       (345)     25,762
     Corporate debt securities ...................      2,538       --         (335)      2,203
     States and political subdivisions ...........        305       --           (2)        303
                                                     --------   --------   --------    --------
             Total debt securities ...............    140,681          8     (2,261)    138,428
     Marketable equity securities and mutual funds        623        --         (61)        562
                                                     --------   --------   --------    --------
             Total ...............................   $141,304          8     (2,322)    138,990
                                                     ========   ========   ========    ========

                                                                         1999
                                                     ------------------------------------------
                                                                  Gross       Gross   Estimated
                                                     Amortized  unrealized unrealized    fair
                                                       cost       gains     losses       value
                                                     --------   --------   --------    --------
                                                                     (In thousands)
     U.S. Government and agency securities .......   $ 89,976       --       (4,943)     85,033
     Mortgage-backed securities ..................     85,174         25     (3,258)     81,941
     Collateralized mortgage obligations .........     44,166          4     (2,146)     42,024
     Corporate debt securities ...................      2,538       --         (298)      2,240
     States and political subdivisions ...........        911          2         (6)        907
                                                     --------   --------   --------    --------
        Total ....................................   $222,765         31    (10,651)    212,145
                                                     ========   ========   ========    ========

       The amortized cost and estimated fair value of debt securities available for sale at December 31, 2000, by contractual maturity, are shown below (mortgage-backed securities and collateralized mortgage obligations are included by final contractual maturity). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized        Estimated
                                                       cost          fair value
                                                 -------------     ------------
                                                             (In thousands)

       Due within one year                        $          -                -
       Due after one year through five years             4,161            4,121
       Due after five years through ten years           34,079           33,612
       Due after ten years                             102,441          100,695
                                                 -------------     ------------
            Totals                                $    140,681          138,428
                                                 =============     ============


       The following table sets forth information with regard to sales of securities available for sale for the years ended December 31:
                                                2000         1999        1998
                                               ------      -------     -------
                                                        (In thousands)

              Proceeds from sale             $ 69,810           -        79,101
              Gross realized gains              1,689           -           154
              Gross realized losses             1,467           -           319

       Securities available for sale with an estimated fair value of approximately $77.1 million and $122.3 million at December 31, 2000 and 1999, respectively, were pledged to secure securities repurchase agreements. See also note 9.

(5)    Loans Receivable, Net

       Loans receivable consisted of the following at December 31, 2000 and 1999:

                                                             2000        1999
                                                           --------     -------
                                                              (In thousands)
         Loans secured by real estate:
          One-to-four family                              $ 291,682     306,665
          Home equity                                        89,767      92,605
          Commercial                                         40,727      27,910
          Multi-family                                        3,738       3,881
          Construction                                        2,435       4,924
                                                           --------     -------
                  Total loans secured by real estate        428,349     435,985
                                                           --------     -------

         Other loans:
          Consumer loans:
              Auto loans                                      8,023      11,641
              Recreational vehicles                           2,713       3,551
              Other secured                                   4,473       4,697
              Unsecured                                       5,905       5,918
              Manufactured homes                                180         249
                                                           --------     -------
                  Total consumer loans                       21,294      26,056
                                                           --------     -------
          Commercial loans:
              Secured                                        12,784       5,562
              Unsecured                                       1,192       1,063
                                                           --------     -------
                  Total commercial loans                     13,976       6,625
                                                           --------     -------
                  Total loans receivable                    463,619     468,666
     Deferred costs, net of deferred fees and discounts       2,084       2,320
     Allowance for loan losses                               (5,745)     (5,509)
                                                           --------     -------
                  Loans receivable, net                   $ 459,958     465,477
                                                           ========     =======

       Qualifying one-to-four family loans have been pledged under a blanket collateral agreement to secure the Company's borrowings with the FHLB.

       A summary of activity in the allowance for loan losses for the years ended December 31 is as follows:

                                              2000          1999        1998
                                           ---------     ---------    ---------
                                                       (In thousands)

         Balance at beginning of year     $    5,509         4,891        3,807
         Provision charged to operations         480           790          900
         Charge-offs                            (354)         (463)      (1,226)
         Recoveries                              110           291          295
         Allowance acquired                       -             -         1,115
                                           ---------     ---------    ---------
         Balance at end of year           $    5,745         5,509        4,891
                                           =========     =========    =========

       The following table sets forth information with regard to non-performing loans at December 31:

                                                2000        1999        1998
                                               ------      ------      ------
                                                          (In thousands)

       Non-accrual loans                       $2,448       2,576       1,610
       Loans contractually past due 90 days
         or more and still accruing interest      257       1,068         580
       Restructured loans                         541         566         714
                                               ------      ------      ------
            Total non-performing loans         $3,246       4,210       2,904
                                               ======      ======      ======

       There are no material commitments to extend further credit to borrowers with non-performing loans.

       Interest income not recognized on the above non-performing loans was approximately $156,000, $194,000 and $118,000 in 2000, 1999 and 1998,
       respectively. Approximately $216,000, $304,000 and $238,000 of interest on the above non-performing loans was collected and recognized as income in 2000, 1999 and 1998, respectively.

       At December 31, 2000 and 1999, the recorded investment in loans that are considered to be impaired totaled approximately $560,000 and $572,000, respectively, for which the related allowance for loan losses was approximately $169,000 and $61,000, respectively. As of December 31, 2000 and 1999, there were no impaired loans which did not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 2000, 1999 and 1998, was approximately $523,000, $481,000 and $688,000, respectively. For the years ended December 31, 2000, 1999 and 1998, the Company recognized interest income on those impaired loans of approximately $29,000, $52,000 and $78,000, respectively, which included $21,000, $26,000 and $50,000, respectively, of interest income recognized using the cash basis method of income recognition.

       Certain directors and executive officers of the Company are customers of and have other transactions with the Company in the ordinary course of business. Loans to these parties are made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled less than 5% of total shareholders' equity at both December 31, 2000 and 1999.

(6)    Accrued Interest Receivable

       Accrued interest receivable consisted of the following at December 31:

                                                   2000          1999
                                                   ------       ------
                                                    (In thousands)

               Loans                               $2,451        2,204
               Securities available for sale        1,427        2,207
               Interest-bearing deposits              225         --
                                                   ------       ------
                                                   $4,103        4,411
                                                   ======       ======


(7)    Premises and Equipment

       A summary of premises and equipment is as follows at December 31:

                                                          2000          1999
                                                        --------      --------
                                                             (In thousands)

          Land and buildings                            $  4,015         3,520
          Furniture, fixtures and equipment                5,821         5,565
          Leasehold improvements                           2,040         2,071
          Construction in progress                            17           486
                                                        --------      --------
                                                          11,893        11,642
          Accumulated depreciation and amortization       (6,605)       (5,996)
                                                        --------      --------
                                                        $  5,288         5,646
                                                        ========      ========

       Amounts   charged  to   depreciation   and   amortization   expense  were
       approximately $924,000, $888,000 and $735,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(8)    Deposits

       Deposits are summarized as follows at December 31:

                                                              2000      1999
                                                            --------  --------
                                                              (In thousands)

         Savings accounts (2.63% at December 31, 2000 and
              2.73%-3.00% at December31, 1999)             $ 121,411   129,359
                                                            --------  --------
         Time deposits:
              3.01 to 4.00%                                      453     1,042
              4.01 to 5.00%                                   39,464   120,458
              5.01 to 6.00%                                  104,900    76,084
              6.01 to 7.00%                                  103,411     9,452
              7.01 to 8.00%                                      646    13,300
                                                            --------  --------
                                                             248,874   220,336
                                                            --------  --------
         NOW accounts (1.23%-4.19% at December 31,
            2000 and 1.23% at December 31, 1999)              46,330    35,884
         Money market accounts (2.19%-5.28% at December
            31, 2000 and 2.19%-4.34% at December 31,
            1999)                                             23,416    29,009
         Demand accounts (non-interest-bearing)               38,561    35,546
                                                            --------  --------
                  Total deposits                           $ 478,592   450,134
                                                            ========  ========

        The approximate amount of contractual maturities of time deposits for the years subsequent to December 31, 2000 are as follows:

                                      (In thousands)
          Years ending December 31,
              2001                    $    183,066
              2002                          40,080
              2003                          16,564
              2004                           3,259
              2005                           5,905
                                        ----------
                                      $    248,874
                                        ==========

       The aggregate amount of time deposits with a balance of $100,000 or more was approximately $32.6 million and $30.4 million at December 31, 2000 and 1999, respectively.

       Interest expense on deposits for the years ended December 31, 2000, 1999 and 1998, is summarized as follows:

                                      2000       1999         1998
                                    -------     -------     -------
                                           (In thousands)

          Savings accounts          $ 3,473       4,001       3,119
          Time deposits              13,620      11,242       9,882
          NOW accounts                  685         567         549
          Money market accounts         994         945         272
                                    -------     -------     -------
                Total               $18,772      16,755      13,822
                                    =======     =======     =======


(9)    Borrowed Funds

       At December 31, 2000, the Company had short-term borrowings with the FHLB totaling $5.0 million which mature on February 26, 2001. The Company had a $35.6 million overnight line of credit and a $35.6 million one-month line of credit with the FHLB at December 31, 2000. As of December 31, 2000, the Company had no amounts outstanding on these lines of credit. Under the terms of a blanket collateral agreement with the FHLB, any outstanding borrowings are collateralized by FHLB stock and certain qualifying assets not otherwise pledged (primarily first-lien residential mortgage loans).

       The Company also had long-term advances with the FHLB totaling $66.4 million at December 31, 2000. These advances consisted of the following:
       (i) $20.0 million of interest-only, adjustable rate advances, with the interest rate tied to LIBOR and adjusted quarterly; $10.0 million matures in July 2001 and $10.0 million matures in July 2003; (ii) $30.0 million of interest-only, fixed rate advances with a weighted-average rate and maturity of 6.78% and 2.3 years, respectively; (iii) $15.9 million of fixed rate, amortizing advances with a weighted-average rate and final contractual maturity of 7.01% and 4.0 years, respectively; and (iv) $576,000 of adjustable rate, amortizing advances with interest rates ranging from 6.08% to 8.03%; final maturities on these advances range from February 2001 to September 2004.

       Information concerning outstanding securities repurchase agreements as of December 31, 2000 is summarized as follows:


                      Securities Repurchase Agreements
      -----------------------------------------------------------
                                              Accrued   Weighted-  Fair Value
       Remaining Term to         Repurchase   Interest   Average  of Collateral
         Final Maturity (1)       Liability   Payable     Rate    Securities (2)
      ---------------------       -------     -------     ----      -------
                                          (Dollars in thousands)

         Within 90 days            $  --          --       -- %      $  --
         After 90 days but
             within one year        20,000         138    6.96        20,446
          After one year but
             within five years        --          --       --           --
          After five years but
             within ten years       52,500         437    5.48        57,371
                                   -------     -------     ----      -------
                   Total           $72,500         575    5.89%      $77,817
                                   =======     =======     ====      =======

           (1) The weighted-average remaining term to final maturity was approximately 5.6 years at December 31, 2000. At December 31, 2000, $52.5 million of the securities repurchase agreements contained call provisions. The weighted-average rate at December 31, 2000 on the callable securities repurchase agreements was 5.48%, with a weighted-average remaining period of 1.7 years to the call date. At December 31, 2000, $20.0 million of the securities repurchase agreements did not contain call provisions. The weighted-average rate at December 31, 2000 on the non-callable securities repurchase agreements was 6.96%, with a weighted-average term to maturity of approximately six months.
           (2) Represents the fair value of the securities subject to the repurchase agreements, including accrued interest receivable of approximately $754,000 at December 31, 2000.

       The following table presents the detail of the Company's borrowings and weighted-average interest rates thereon for the years ended December 31, 2000, 1999 and 1998:
                                                                    Securities
                                             FHLB        FHLB       Sold Under
                                           Short-Term  Long-Term    Agreements
                                           Borrowings   Advances   to Repurchase
                                          -----------  ---------  --------------
                                                 (Dollars in thousands)

    2000:
          Balance at December 31            $  5,000    $ 66,435    $ 72,500
          Average balance during the year     31,180      45,108      82,712
          Maximum month-end balance           63,600      67,461     112,740
          Weighted-average interest rate:
              At December 31                    6.77%       6.82%       5.89%
              During the year                   6.30%       6.79%       5.74%


     1999:
          Balance at December 31            $ 71,200    $ 20,965    $112,740
          Average balance during the year     15,429      21,148     137,226
          Maximum month-end balance           71,200      21,347     152,400
          Weighted-average interest rate:
              At December 31                    5.71%       6.23%       5.51%
              During the year                   5.62%       5.22%       5.53%


     1998:
          Balance at December 31            $   --      $ 21,410    $152,400
          Average balance during the year      9,366       8,493     132,476
          Maximum month-end balance           38,800      21,446     165,150
          Weighted-average interest rate:
              At December 31                    --          5.32%       5.48%
              During the year                   5.49%       5.71        5.67

(10)   Income Taxes

       The components of income tax expense are as follows for the years ended December 31:

                                            2000       1999      1998
                                           -------    -------   -------
                                                  (In thousands)
         Current tax expense:
               Federal                     $ 2,483      2,534       763
               State                           276        429        13
                                           -------    -------   -------
                                             2,759      2,963       776
          Deferred tax (benefit) expense      (339)       132      (106)
                                           -------    -------   -------
               Total income tax expense    $ 2,420      3,095       670
                                           =======    =======   =======

       Actual income tax expense for the years ended December 31, 2000, 1999 and 1998, differs from expected income tax expense, computed by applying the Federal corporate tax rate of 34% to income before taxes, as a result of the following items:

                                                    2000     1999      1998
                                                   ------   ------    ------
                                                        (In thousands)

          Expected tax expense                     $2,027    2,516       578
          State taxes, net of Federal income tax
            benefit                                   134      325         1
          Non-deductible portion of ESOP
            compensation expense                       74       95       113
          Non-deductible goodwill amortization        181      181        23
          Other items, net                              4      (22)      (45)
                                                   ------   ------    ------
                                                   $2,420    3,095       670
                                                   ======   ======    ======

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999 are presented below:

                                                            2000       1999
                                                         ----------  ---------
                                                             (In thousands)
      Deferred tax assets:
       Allowance for loan losses                      $       2,231       2,140
       Deferred compensation                                    261         315
       Unvested RRP shares                                       76          76
       Other deductible temporary differences                    95         145
                                                         ----------  ---------
           Total deferred tax assets                          2,663       2,676
                                                         ----------  ---------
      Deferred tax liabilities:
       Net deferred loan costs                                 (769)       (842)
       Purchase accounting adjustments                         (319)       (470)
       Prepaid pension cost                                    (168)       (199)
       Property and equipment                                   (59)        (91)
       Tax bad debt reserve                                     (51)        (77)
       Other prepaid expenses                                   (49)        (59)
       Other taxable temporary differences                     (157)       (186)
                                                         ----------  ---------
           Total deferred tax liabilities                    (1,572)     (1,924)
                                                         ----------  ---------
           Net deferred tax asset at end of year              1,091         752
           Net deferred tax asset at beginning of year          752         884
                                                         ----------  ---------
           Deferred tax (benefit) expense              $       (339)        132
                                                         ==========  =========

       The Company also had a deferred tax asset of $926,000 and $4.2 million at December 31, 2000 and 1999, respectively, related to the net unrealized loss on securities available for sale.

       There was no valuation allowance for deferred tax assets at December 31, 2000 and 1999. Management believes that the realization of the recognized deferred tax assets at December 31, 2000 and 1999 is more likely than not, based on historical taxable income, available tax-planning strategies and expectations as to future taxable income.

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

       In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $5.2 million and $13.7 million, respectively, at December 31, 2000, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include (i) redemptions of the Bank's stock or certain excess distributions to the Holding Company, or (ii) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York State tax purposes. The unrecognized deferred tax liability at December 31, 2000 with respect to the Federal base-year reserve was approximately $1.8 million. The unrecognized deferred tax liability at December 31, 2000 with respect to the state base-year reserve was approximately $766,000 (net of Federal benefit).


(11)   Employee Benefit Plans

       (a)    Pension Plan

              The Company maintains a non-contributory, defined benefit pension plan with RSI Retirement Trust, covering substantially all employees age 21 and over with 1 year of service as of November 30, 2000. Benefits are computed as two percent of the highest three year average annual earnings multiplied by credited service (as defined in the plan), up to a maximum of 35 years. The amounts contributed to the plan are determined annually on the basis of
              (a) the maximum amount that can be deducted for Federal income tax purposes, or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Assets of the plan are primarily invested in pooled equity and fixed income funds.

              Effective November 30, 2000, the Company froze all pension benefit accruals and participation in the plan. Since the Company's prior contributions to the plan were intended to fund both benefits earned and those expected to be earned in the future, the freezing of benefits generated a curtailment gain of $1.0 million. The Company uses a measurement date of October 1 for purposes of accounting for the plan. Accordingly, the curtailment gain was not recognized in the Company's 2000 consolidated statement of income or reflected in the calculation of the projected benefit obligation as of October 1, 2000. The curtailment gain will be recognized in the Company's consolidated statement of income in the first quarter of 2001.

              The following table provides a summary of the changes in the plan's projected benefit obligation and the fair value of the plan's assets for the years ended December 31 (using a measurement date of October 1), and a reconciliation of the plan's funded status:

                                                               2000        1999
                                                             -------    -------
                                                               (In thousands)
     Changes in the projected benefit obligation:
         Projected benefit obligation at beginning of year   $ 4,906      5,256
             Service cost                                        270        251
             Interest cost                                       366        332
             Benefits paid                                      (289)      (242)
             Plan amendments                                    --           77
             Actuarial gain                                     (118)      (768)
                                                             -------    -------
         Projected benefit obligation at end of year           5,135      4,906
                                                             -------    -------

     Changes in the fair value of plan assets:
         Fair value of plan assets at beginning of year        6,531      5,760
             Actual return on plan assets                      1,086      1,013
             Benefits paid                                      (289)      (242)
             Employer contributions                             --         --
                                                             -------    -------
         Fair value of plan assets at end of year              7,328      6,531
                                                             -------    -------

     Funded status:
         Funded status                                         2,193      1,625
         Unrecognized prior service cost                           2          5
         Unrecognized net gain                                (1,763)    (1,120)
                                                             -------    -------
             Prepaid pension cost                            $   432        510
                                                             =======    =======

     The following table provides the components of net periodic pension cost for the years ended December 31:


                                          2000     1999     1998
                                          -----    -----    -----
                                              (In thousands)

     Service cost                         $ 270      251      219
     Interest cost                          366      332      318
     Expected return on plan assets        (512)    (452)    (471)
     Amortization of unrecognized net
       asset at transition                 --        (39)     (46)
     Amortization of unrecognized prior
       service cost                           3        4        3
     Amortization of unrecognized net
       actuarial gain                       (49)    --        (22)
                                          -----    -----    -----
         Net periodic pension cost        $  78       96        1
                                          =====    =====    =====

              Unrecognized net actuarial gains or losses in excess of 10% of the greater of the projected benefit obligation or the fair value of the plan assets are amortized over the average remaining service period of active plan participants.

              The significant assumptions used in accounting for the plan are shown in the table below:

                                                   2000     1999    1998
                                                   ----     ----    ----
              Weighted-average assumptions at
                  October 1:
                    Discount rate                   8.00%   7.75%   6.50%
                    Rate of increase in future
                         compensation levels        5.50    5.50    4.50
                    Expected return on plan
                         assets                     9.00    8.00    8.00

       (b)    401(k) Savings Plan

              The Company maintains a defined contribution 401(k) savings plan, covering all full-time employees who have attained age 21 and have completed one year of employment. For the years ended December 31, 2000, 1999 and 1998, there were no matching contributions made by the Company. Effective January 1, 2001, the Company will make matching contributions equal to 50% of the first 6% of salary contributed by an employee.

       (c)    Employee Stock Ownership Plan

              The Company sponsors an employee stock ownership plan (ESOP) to provide substantially all employees of the Company the opportunity to also become shareholders. The ESOP borrowed $4.3 million from the Company in December 1995 and used the funds to purchase 433,780 shares of Company common stock. The loan is being repaid principally from the Company's contributions to the ESOP over a period of ten years. At December 31, 2000 and 1999, the loan had an outstanding balance of $2.2 million and $2.6 million, respectively. The loan obligation is reduced by the amount of loan repayments made by the ESOP. Shares are released for allocation and unearned compensation is amortized over the loan repayment period based on the amount of principal and interest paid on the loan as a percentage of the total principal and interest to be paid on the loan over its entire term. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

              The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in shareholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares (during the applicable service period), and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $661,000, $744,000 and $816,000 of compensation expense related to the ESOP during the years ended December 31, 2000, 1999 and 1998, respectively.

              The shares in the ESOP as of December 31, 2000 were as follows:

              Shares allocated for periods through
                 December 31, 1999                                     149,386
              Shares released for allocation during 2000                44,405
              Unallocated shares at December 31, 2000                  190,918
                                                                    ----------
                 Total ESOP shares                                     384,709
                                                                    ==========

              Market value of unallocated shares at
                 December 31, 2000                                  $3,126,282
                                                                    ==========

       (d)    Stock Option Plan

              The Company has a Stock Option and  Incentive  Plan (Stock  Option
              Plan), the primary objective of which is to provide officers and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company.

              The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights and limited stock appreciation rights. Under the Stock Option Plan, as amended, 696,428 authorized but unissued shares are reserved for issuance upon option exercises. As of December 31, 2000, 691,914 options have been awarded. The Company also has the alternative to use treasury shares to satisfy option exercises. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair value on the date of grant. Options generally vest ratably over a four year period, although a limited number of options have been granted with no vesting requirement. Options expire no later than ten years following the date of original grant.

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

              A summary of the stock option activity for the years ended December 31, 2000, 1999 and 1998 is presented below:

                                                     2000                       1999                      1998
                                           -----------------------    -----------------------   -----------------------
                                                          Weighted-                 Weighted-                 Weighted-
                                                           Average                   Average                   Average
                                              No. of      Exercise      No. of      Exercise      No. of      Exercise
                                              Options       Price       Options       Price       Options       Price
                                              -------       -----       -------       -----       -------       -----

             Outstanding at January 1          429,864   $  13.47         442,741     13.48        373,974      13.75
               Granted                         246,908      15.71              -        -            2,000      13.50
               Exercised                            -        -            (10,167)    13.75         (9,489)     13.75
               Forfeited                        (4,514)     13.75          (2,710)    13.75        (77,947)     13.75
               Issued in acquisition                -        -                 -        -          154,203      12.97
                                            ----------                 ----------                  -------
             Outstanding at December 31        672,258      14.29         429,864     13.47        442,741      13.48
                                            ==========                 ==========               ==========

             Exercisable at December 31        361,449      13.42         293,034     13.34        227,838      13.22
                                            ==========                 ==========               ==========

          The following table summarizes information about the Company's stock options at December 31, 2000:

                                          Weighted-Avg.
           Exercise                        Remaining
           Price        Outstanding     Contractual Life      Exercisable
          -------      -------------   -----------------     -------------
           $12.97         154,203          6.4 years          154,203
            13.50           2,000          7.9                  2,000
            13.75         269,147          6.4                205,246
            15.53         146,000          9.8                     -
            15.97         100,908          9.9                     -
                       ----------                           ---------
                          672,258          7.7                361,449
                       ==========                           =========

          All options have been granted at an exercise price equal to the fair value of the common stock at the grant date, except for the options issued in connection with the AFSALA acquisition. Accordingly, no compensation expense has been recognized for stock option grants. SFAS No. 123 requires companies not using a fair-value-based method of accounting for employee stock options or similar plans, to provide pro-forma disclosures of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000 and 1998, respectively: dividend yield of 3.72% and 1.32%; expected volatility of 15% and 30%; risk-free interest rate of 6.72% and 4.54%; and expected option life of 7 years and 5 years. The estimated fair value of the options granted in 2000 and 1998 was $2.94 and $4.09 per share, respectively.

              Pro-forma disclosures for the Company for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                 2000       1999      1998
                                                 ----       ----      ----
              Net income (in thousands):
                  As reported               $    3,542      4,303     1,031
                  Pro-forma                      3,284      4,040       731

              Basic EPS:
                  As reported                     0.77       0.88      0.26
                  Pro-forma                       0.71       0.83      0.19

              Diluted EPS:
                  As reported                     0.76       0.87      0.26
                  Pro-forma                       0.71       0.82      0.18

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

       (e)    Recognition and Retention Plan

              The Company also has a Recognition and Retention Plan (RRP). The purpose of the RRP is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors. Under the RRP, 216,890 shares of authorized but unissued shares are reserved for issuance under the plan. The Company also has the alternative to use treasury shares to fund RRP awards.

              On May 23, 1997, a total of 131,285 shares were awarded under the RRP. The shares vest in four equal installments commencing one year from the date of grant. The fair market value of the shares awarded under the plan at the grant date was $13.75 per share and is being amortized to expense on a straight-line basis over the four year vesting period. During 1998, 29,331 unvested RRP shares were forfeited and transferred to treasury stock at the grant date fair market value of $13.75 per share. As of December 31, 2000, there were 23,045 unvested RRP shares remaining.

              During 2000 and 1999, 10,782 and 7,586 shares, respectively, were awarded to non-employee directors under the RRP. These shares were awarded in lieu of board fees which would have otherwise been payable in cash during each year. The shares vested monthly throughout each year and were fully vested as of each respective year-end.

       (f)    Postretirement Benefits

              Certain postretirement health insurance benefits have been committed to a closed group of retired employees. The Company has formally adopted measures to not offer these benefits to any additional employees. There are no plan assets. The net periodic postretirement benefit cost in 2000, 1999 and 1998 was approximately $26,000 in each year.

       (g)    Directors' Deferred Compensation Agreements

              Under the Directors' Deferred Compensation Agreements, the Company's directors were eligible to elect to defer fees for services that were otherwise currently payable. Fees were deferred over a period of five years. The Company utilized the deferred fees to purchase life insurance policies on each director with the Company named as the beneficiary. Each director participating in such agreements deferred their fees over a five year period with a set amount established as an annual payout over a ten year period beginning five years from the date of the agreement or upon reaching the age of 65, whichever is later. The present value of the remaining installments due under these agreements was approximately $578,000 and $598,000 at December 31, 2000 and 1999, respectively, and is included in other liabilities in the consolidated statements of financial condition. The cash surrender value of the life insurance policies was approximately $222,000 and $224,000 at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated statements of financial condition.

(12)   Earnings Per Share

       The calculation of basic and diluted EPS for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                             2000        1999         1998
                                                          ----------   ----------   ----------
                                                   (In thousands, except share and per share data)

         Basic EPS
            Net income available to common shareholders   $    3,542   $    4,303   $    1,031
                                                          ==========   ==========   ==========

            Weighted-average common shares outstanding     4,616,186    4,877,510    3,916,047
                                                          ==========   ==========   ==========

            Basic earnings per share                      $     0.77   $     0.88   $     0.26
                                                          ==========   ==========   ==========

          Diluted EPS
            Net income available to common shareholders   $    3,542   $    4,303   $    1,031
                                                          ==========   ==========   ==========

            Weighted-average common shares outstanding     4,616,186    4,877,510    3,916,047
            Effect of dilutive securities:
                 Stock options                                27,760       43,083       49,043
                 Unvested RRP shares                          11,871       14,534       24,155
                                                          ----------   ----------   ----------
            Weighted-average common shares (diluted)       4,655,817    4,935,127    3,989,245
                                                          ==========   ==========   ==========

            Diluted earnings per share                    $     0.76   $     0.87   $     0.26
                                                          ==========   ==========   ==========

       The weighted-average number of options excluded from the computation of diluted EPS during 2000 because the options' exercise price was greater than the average market price of the common stock for certain quarters during 2000 (anti-dilutive) was 77,190, with a weighted-average exercise price of $14.00. At December 31, 2000, there were no outstanding options which were anti-dilutive.


(13)   Commitments and Contingent Liabilities

       (a)    Legal Proceedings

              The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. Based on consultation with outside counsel, management believes that the outcome of any pending legal proceedings will not have a material impact on the Company's consolidated financial statements.

       (b)    Lease Commitments

              The Company leases certain branch facilities and office space under noncancelable operating leases. Minimum rental commitments under these leases are as follows:

                                                     (In thousands)
                  Years ending December 31,
                      2001                          $           575
                      2002                                      514
                      2003                                      476
                      2004                                      446
                      2005                                      378
                      2006 and thereafter                     3,166
                                                      -------------
                                                    $         5,555
                                                      =============

              Amounts charged to rent expense were approximately $574,000, $553,000 and $385,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

       (c)  Off-Balance-Sheet Financial Instruments and Concentrations of Credit

              The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized on the consolidated statement of financial condition. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

              The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

              Unless otherwise noted, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

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

              Contract amounts of financial instruments with off-balance-sheet credit risk as of December 31, 2000 and 1999 at fixed and variable interest rates are as follows:

                                             Fixed   Variable    Total
                                            -------   -------   -------
                                                  (In thousands)
                 2000:
             Commitments to extend credit   $ 6,254       725     6,979
             Unused lines of credit           1,592     7,182     8,774
             Standby letters of credit         --         107       107
                                            -------   -------   -------
                                            $ 7,846     8,014    15,860
                                            =======   =======   =======

                 1999:
             Commitments to extend credit   $10,203      --      10,203
             Unused lines of credit           1,788     5,092     6,880
             Standby letters of credit         --          33        33
                                            -------   -------   -------
                                            $11,991     5,125    17,116
                                            =======   =======   =======

(14)   Fair Values of Financial Instruments

       Fair value estimates for financial instruments are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. There also are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits," goodwill and the Company's branch network.

       Financial Assets and Liabilities

       The specific estimation methods and assumptions used can have a significant impact on the resulting fair values ascribed to financial assets and liabilities. The following is a brief summary of the significant methods and assumptions used:

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

           Deposit Liabilities

           The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings accounts, NOW accounts and money market accounts, is the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows, taking into consideration any early withdrawal penalties. The discount rate is estimated using the rates currently offered for deposits with similar remaining maturities.

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

           Other Items

           The following items are considered to have a fair value equal to the carrying value due to the nature of the financial instrument and the period within which it will be settled or repriced: cash and cash equivalents, FHLB stock, accrued interest receivable, FHLB short-term borrowings, advances from borrowers for taxes and insurance, and accrued interest payable.

       The carrying values and estimated fair values of financial assets and liabilities as of December 31, 2000 and 1999 were as follows:

                                                                   2000                           1999
                                                      ----------------------------     ----------------------------
                                                                         Estimated                        Estimated
                                                         Carrying          Fair             Carrying        Fair
                                                           Value           Value              Value         Value
                                                           -----           -----              -----         -----
                                                                                (In thousands)
         Financial assets:
              Cash and cash equivalents             $       78,497          78,497           29,611          29,611
              Securities available for sale                138,990         138,990          212,145         212,145
              FHLB stock                                     8,870           8,870            8,748           8,748

              Loans                                        465,703         456,603          470,986         452,232
                Less:  Allowance for loan losses            (5,745)             -            (5,509)             -
                                                       -----------     -----------      -----------     -----------
                  Loans receivable, net                    459,958         456,603          465,477         452,232
                                                       ===========     ===========      ===========     ===========

              Accrued interest receivable                    4,103           4,103            4,411           4,411

         Financial liabilities:
              Deposits:
                  Demand, savings, money market,
                    and NOW accounts                       229,718          229,718         229,798         229,798
                  Time deposits                            248,874          250,126         220,336         220,336
              FHLB short-term borrowings                     5,000            5,000          71,200          71,200
              FHLB long-term advances                       66,435           66,682          20,965          20,956
              Securities sold under agreements to
                  repurchase                                72,500           72,885         112,740         110,755
              Advances from borrowers for
                  taxes and insurance                        3,402           3,402            3,641           3,641
              Accrued interest payable                       1,108           1,108            1,508           1,508

       Commitments to Extend Credit and Standby Letters of Credit

       The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The Company believes that the carrying value of these off-balance-sheet financial instruments equals fair value and the amounts are not significant.

(15)   Regulatory Matters

       Office of Thrift Supervision (OTS) capital regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2000, the Bank was required to maintain a minimum ratio of tangible capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 3.0% to 4.0%; and a minimum ratio of total capital (core capital and supplementary capital) to risk-weighted assets of 8.0%, of which 4.0% must be core (Tier 1) capital.

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

       The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

       Management believes that, as of December 31, 2000 and 1999, the Bank met all capital adequacy requirements to which it was subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

       The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2000 and 1999. Although the OTS capital regulations apply at the Bank level only, the Company's consolidated capital amounts and ratios are also presented. The OTS does not have a holding company capital requirement.

                                          2000                     1999
                                    ------------------     ---------------------
                                    Amount       Ratio     Amount        Ratio
                                    ------       -----     ------        -----
                                              (Dollars in thousands)
          Bank
          Tangible capital          $63,964         9.12%  $67,760         9.18%
          Tier 1 (core) capital      63,964         9.12    67,760         9.18
          Risk-based capital:
            Tier 1                   63,964        18.48    67,760        19.55
            Total                    68,309        19.73    72,108        20.80

          Consolidated
          Tangible capital           71,652        10.19    74,576        10.02
          Tier 1 (core) capital      71,652        10.19    74,576        10.02
          Risk-based capital:
            Tier 1                   71,652        20.80    74,576        21.40
            Total                    75,974        22.06    78,947        22.65

       The Bank's ability to pay dividends to the holding Company is subject to various regulatory restrictions. Under current OTS regulations, while the Bank must provide written notice to the OTS prior to any dividend declaration, an application must be approved by the OTS if the total of all dividends declared in any year would exceed the net profit for the year plus the retained net profits of the preceding two years. Based on the level of dividends paid from the Bank to the Holding Company in recent years, as of December 31, 2000, the Bank must obtain approval from the OTS prior to the payment of any dividends to the Holding Company.

       As part of the conversion of the former Amsterdam Savings Bank, FSB, and the former Amsterdam Federal Bank from mutual institutions to stock institutions, liquidation accounts were established for the benefit of eligible depositors who continue to maintain their deposit accounts after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation accounts, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation accounts. Except for such restrictions, the existence of the liquidation accounts does not restrict the use or application of retained earnings.

(16)   Holding Company Financial Information

       The Holding Company's statements of financial condition as of December 31, 2000 and 1999, and the related statements of income and cash flows for the years ended December 31, 2000, 1999 and 1998, are presented below. These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                           Statements of Financial Condition

                                                                    2000         1999
                                                                   -------     -------
                                                                      (In thousands)
                                      Assets
          Cash and cash equivalents                                 $ 3,734         977
          Securities available for sale*                              5,264       5,017
          Loan receivable from subsidiary                             2,169       2,603
          Accrued interest receivable                                    56          49
          Investment in subsidiary                                   69,502      68,923
          Other assets                                                  637         917
                                                                    -------     -------

                   Total assets                                     $81,362      78,486
                                                                    =======     =======
                         Liabilities and Shareholders' Equity
          Liabilities:
               Securities sold under agreements to repurchase**     $  --         2,740
               Loan payable to subsidiary                             3,978        --
               Other liabilities                                        262         153

          Shareholders' equity                                       77,122      75,593
                                                                    -------     -------

                   Total liabilities and shareholders' equity       $81,362      78,486
                                                                    =======     =======


       * As of December 31, 2000, consisted of U.S. Government agency securities, mortgage-backed securities and marketable equity securities. As of December 31, 1999, consisted of U.S. Government agency securities and mortgage-backed securities. the debt securities had a contractual weighted-average maturity of 8.5 years and 8.9 years at December 31, 2000 and 1999, respectively (none callable at either date).

       ** Weighted-average rate at December 31, 1999 was 5.96% with a maturity date of February 15, 2000.

                        Statements of Income

                                                             2000          1999          1998
                                                           --------      --------      --------
                                                                      (In thousands)

     Income:
              Dividends from bank subsidiary               $  8,000         1,500         5,000
              Interest and dividend income                      573           571           649
              Gains on securities transactions                1,689          --            --
              Other income                                        1            28             1
                                                           --------      --------      --------
                   Total income                              10,263         2,099         5,650
                                                           --------      --------      --------
          Expenses:
              Interest expense                                  303            58            34
              RRP expense                                       317           317           371
              Other expenses                                    764           496           735
                                                           --------      --------      --------
                   Total expenses                             1,384           871         1,140
                                                           --------      --------      --------
          Income before taxes and effect of subsidiary
             earnings and distributions                       8,879         1,228         4,510

          Income tax expense (benefit)                          352           (99)         (199)
                                                           --------      --------      --------
          Income before effect of subsidiary earnings
             and distributions                                8,527         1,327         4,709
          Effect of subsidiary earnings and
             distributions:
                Distributions in excess of earnings          (4,985)         --          (3,678)
                Equity in undistributed earnings               --           2,976          --
                                                           --------      --------      --------

          Net income                                       $  3,543         4,303         1,031
                                                           ========      ========      ========

                                                       Statements of Cash Flows


                                                                               2000         1999          1998
                                                                              -------      -------      -------
                                                                                       (In thousands)
        Increase (decrease) in cash and cash equivalents:
          Cash flows from operating activities:
            Net income                                                        $ 3,542        4,303        1,031
            Adjustments to reconcile net income to net cash
              provided by operating activities:
                   Equity in undistributed earnings of subsidiary                --         (2,976)        --
                   Distributions in excess of subsidiary earnings               4,985         --          3,678
                   Gains on securities transactions                            (1,689)        --           --
                   RRP expense                                                    317          317          371
                   Decrease (increase) in accrued interest receivable and
                       other assets                                               226          788       (1,124)
                   increase (decrease) in other liabilities                       109          (34)         157
                                                                              -------      -------      -------
                         Net cash provided by operating activities              7,490        2,398        4,113
                                                                              -------      -------      -------
          Cash flows from investing activities:
            Purchases of securities available for sale                         (4,291)        --         (7,998)
            Proceeds from principal paydowns, maturities and
                calls of securities available for sale                            487          833       11,338
            Proceeds from sales of securities available for sale                5,372         --           --
            Payments received on loan receivable from
                subsidiary                                                        434          433          434
            Net cash acquired in acquisition                                     --           --          2,297
                                                                              -------      -------      -------
                         Net cash provided by investing activities              2,002        1,266        6,071
                                                                              -------      -------      -------
          Cash flows from financing activities:
            Net (decrease) increase in securities sold under
                agreements to repurchase                                       (2,740)       2,740       (2,600)
            Proceeds from loan payable to subsidiary                            4,331         --           --
            Repayments of loan payable to subsidiary                             (353)        --           --
            Purchases of treasury stock                                        (5,717)      (7,438)      (4,111)
            Issuance of treasury stock to subsidiary related
                to RRP                                                            167          116         --
            Exercises of stock options                                           --            139          130
            Dividends paid                                                     (2,423)      (1,760)      (1,133)
                                                                              -------      -------      -------
                         Net cash used in financing activities                 (6,735)      (6,203)      (7,714)
                                                                              -------      -------      -------
          Net increase (decrease) in cash and cash equivalents                  2,757       (2,539)       2,470
          Cash and cash equivalents:
              Beginning of year                                                   977        3,516        1,046
                                                                              -------      -------      -------
              End of year                                                     $ 3,734          977        3,516
                                                                              =======      =======      =======


                      CORPORATE AND SHAREHOLDER INFORMATION

Company and Bank Address
11 Division Street
Amsterdam, New York 12010-4303
Telephone:  (518) 842-7200
Fax:        (518) 842-7500


Stock Price Information


     The Company's stock is traded on The Nasdaq National Market System under the symbol "AHCI". The table below shows the range of high and low bid prices of the Company's Common Stock during 1999 and 2000. The information set forth in the table below was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                        Dividends
                      High       Low    Per Share
1999 First Quarter   17.8125   15.0625    $0.07
1999 Second Quarter  18.1250   15.1250     0.08
1999 Third Quarter   16.7500   15.3750     0.09
1999 Fourth Quarter  18.7500   14.0000     0.10

2000 First Quarter   14.8651   11.9408    $0.11
2000 Second Quarter  16.8263   12.7937     0.12
2000 Third Quarter   17.0979   14.3085     0.13
2000 Fourth Quarter  16.8750   14.8677     0.14

For information regarding restrictions on dividends, see Note 15 to the Notes to Consolidated Financial Statements.

As of March 21, 2000, the Company had approximately 1,260 shareholders of record and 4,532,433 outstanding shares of Common Stock.


Special Counsel

                  Malizia, Spidi & Fisch, PC
                  1100 New York Avenue,Suite 340 West
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


Annual Report on Form 10-K

     Copies of Ambanc Holding Co., Inc.'s Annual Report for year ended December 31, 2000 on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to:

                  Investor Relations
                  Ambanc Holding Co., Inc.
                  11 Division Street
                  Amsterdam, New York 12010-4303


Annual Meeting

     The annual meeting of shareholders will be held at 10:00 a.m., New York time, on Friday, May 18, 2001 at the Mohawk Community Bank located at 11 Division Street, Amsterdam, New York.


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

Operations Center       35 East Main Street
                        Amsterdam, N.Y. 12010

DIRECTORS AND OFFICERS


Board of Directors
------------------
(Ambanc Holding Co., Inc. and Mohawk Community Bank)


Lauren T. Barnett, President of Barnett Agency, Inc., Chairman of the Board John M. Lisicki, President & Chief Executive Officer
James J. Bettini, Vice President of Farm Family Insurance
John J. Daly, Vice President of Alpin Haus
Dr. Daniel J. Greco, Retired, School Superintendent
Seymour Holtzman, Chairman & CEO of Jewelcor Management and Consulting, Inc. Marvin R. LeRoy, Jr., Alzheimers Association, Northeastern NY Chapter
Allan R. Lyons, CPA, Chairman & CEO of Piaker & Lyons, CPAs
Charles S. Pedersen, Independent Manufacturers' Representative
William L. Petrosino, Owner of wholesale beverage companies
Lawrence B. Seidman, Attorney and Manager, Seidman & Associates
Dr. Ronald S. Tecler, Dentist
John A. Tesiero, Jr., Owner of construction supply business
Charles E. Wright, President of WW Custom Clad


Executive Officers of Ambanc Holding Co., Inc. and Mohawk Community Bank
------------------------------------------------------------------------

John M. Lisicki            President/Chief Executive Officer
James J. Alescio           Sr.Vice President/Treasurer/Chief Financial Officer
Benjamin W. Ziskin         Sr.Vice President/Sr. Consumer Lending Officer
Thomas Nachod              Sr.Vice President/Sr. Commercial Lending Officer
Robert Kelly               Vice President/General Counsel/Secretary